Form 10-K, Exhibit 13
period 1995-03-31
PRINTRONIX INC
filed 1995-06-28
CIK 311505

                                                                     EXHIBIT 13

SELECTED FINANCIAL DATA                     ($ in thousands, except share data)
(For the fiscal years ended March)


RESULTS OF OPERATIONS                              1995                1994                1993                1992           1991
- ------------------------------------------------------------------------------------------------------------------------------------
NET SALES                                       $  146,589         $  107,419          $   93,864          $   88,555    $  106,894
GROSS PROFIT                                        37,968             26,380              22,742              20,321        27,781
OPERATING EXPENSES                                  29,988             24,078              26,769              28,998        31,185
INCOME (LOSS) FROM OPERATIONS                        7,980              2,302              (4,027)             (8,677)       (3,404)
NET INCOME (LOSS)                               $    7,160         $    1,869          $   (2,340)         $   (8,412)   $   (1,801)
EARNINGS (LOSS) PER SHARE
  PRIMARY                                       $     1.34         $     0.39          $    (0.50)         $    (1.84)   $   $(0.35)
  FULLY DILUTED                                 $     1.33         $     0.38          $    (0.50)         $    (1.84)   $   $(0.35)
WEIGHTED AVG. SHARES OUTSTANDING
  PRIMARY                                        5,324,784          4,848,261           4,636,920           4,570,578     5,180,708
  FULLY DILUTED                                  5,382,388          4,971,722           4,636,920           4,570,578     5,180,708

SELECTED BALANCE SHEET DATA
- ------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS                                  $   50,463         $   40,639          $   37,367          $   39,283    $   45,989
CURRENT LIABILITIES                                 18,648             17,700              15,619              14,200        11,775
WORKING CAPITAL                                     31,815             22,939              21,748              25,083        34,214
LONG-TERM LIABILITIES                                1,485              1,850               2,214               1,596         2,232
TOTAL ASSETS                                        61,675             51,916              48,276              50,668        57,289
STOCKHOLDERSO EQUITY                            $   41,542         $   32,366          $   30,443          $   34,872    $   43,282

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
- --------------------------------------------------------------------------------

RESULTS OF OPERATIONS

NET SALES

Fiscal 1995 revenue of $146.6 million was up $39.2 million or 36% over fiscal 1994 sales of $107.4 million. This compares with prior year growth of $13.6 million or 14% over 1993 revenue of $93.9 million. Year-to-year revenue growth has come from both line matrix and non-impact product families. Line matrix product sales grew 41% over the prior year driven primarily by higher sales of the P4280 and P9212 printers to the Company's major OEM customers. Printronix has been able to increase sales to these OEMs primarily by penetrating new markets such as the management information systems applications segment. Higher revenue levels were also achieved through the Company's continued commitment to the laser and thermal printer markets, which combined with greater sales of the Company's Genuine Printronix Supplies business, led to non-impact revenue growth of 15% over the prior year. Foreign sales, including export sales from the United States, grew to $56.4 million in fiscal 1995, a $15.5 million or 38% increase compared to fiscal 1994 sales of $40.9 million. This increase in foreign sales compares to growth of $7.6 million or 23% in fiscal 1994. The higher revenues resulted primarily from increased sales to our major OEM customers with operations located outside the United States (see note 4). The Company's aggressive emphasis on productivity improvements caused sales per employee to increase 31% to $168,000 compared with $128,000 in the prior year.

GROSS PROFIT

Gross profit, as a percentage of sales, grew to 25.9% in fiscal 1995 compared with 24.6% in fiscal 1994 and 24.2% in fiscal 1993. The improving gross profit percentage reflects the Company's focus on identifying and implementing manufacturing improvements that result in higher quality, lower cost products that can be manufactured more quickly. Production efficiencies realized in fiscal 1995 included: 1) lower overhead expenses resulting from the consolidation of multiple factory operations in Irvine into a single production facility during the prior fiscal year, 2) reduced inventory costs driven by improved Just-In-Time inventory processes and 3) production volume efficiencies associated with the 36% increase in sales over the prior year. Cost reductions were partially offset by the continued shift in product mix from the Company's higher margin mature line matrix products to lower margin consumables and OEM products.

OPERATING EXPENSES

In fiscal 1995 the Company spent $12.7 million on engineering and development compared with $10.2 million in both fiscal 1994 and 1993. The growth in engineering and development spending reflects the Company's belief that, to meet or exceed customer expectations, and gain additional market share in the line matrix and non-impact printer markets, we must continue to deliver new products that provide a higher level of functionality and reliability with features that lead the industry. The 24% increase in engineering spending over fiscal 1994 resulted partly from higher OEM customization requirements, and partly from further development of the latest generation of new line matrix products that began shipping to current OEM customers in the fourth quarter of fiscal 1995. Fiscal 1994 spending remained flat with fiscal 1993 due to higher spending required to support new OEM customers, offset primarily by lower support costs on mature products. The Company expects to hold engineering expense to a decreasing percentage of total sales. Percentage spending has decreased to 8.6% in fiscal 1995 compared to 9.5% and 10.9% in fiscal years 1994 and 1993, respectively.

Selling, general and administrative expense, as a percentage of sales, fell to 11.8% in fiscal 1995 compared with 12.9% and 14.9% in fiscal 1994 and 1993, respectively. Total dollar spending in fiscal 1995 compared with fiscal 1994 increased $3.4 million, or 24.8%, while fiscal 1994 compared with fiscal 1993 remained essentially flat. The growth in spending, over the prior year, resulted primarily from increased sales and marketing costs associated with higher sales volume and the introduction of new products. Fiscal 1994 expenses were maintained at fiscal 1993 levels through lower labor and administrative costs primarily due to the benefit of the Company's worldwide restructuring, implemented beginning fiscal 1993, along with management's commitment to control discretionary spending as the Company returned to profitability.

During fiscal 1993, the Company incurred restructuring charges of $2.6 million to reorganize worldwide operations, reduce personnel throughout the Company, and realign manufacturing and administrative facilities in both Irvine and Singapore. At March 31, 1995, only $0.1 million of the original restructuring reserve remained for future payment obligations on building leases terminated at the time of the restructuring. This compares with the March 25, 1994 restructuring reserve balance of $0.7 million. This amount related to remaining facility consolidation costs, future payment obligations on terminated building leases and an environmental issue associated with the closing down of the Company's Irvine hammerbank facility in fiscal 1994. During fiscal 1995, the amount associated with the environmental issue was reclassified from the restructuring reserve to a separate line item on the Company's consolidated balance sheet.

[GRAPH 1, PAGE 9, 1995 ANNUAL REPORT ($ IN MILLIONS) 1995 1994 1993 NET SALES $146.6 $107.4 $93.9]

[GRAPH 2, PAGE 9, 1995 ANNUAL REPORT ($ IN MILLIONS) 1995 1994 1993 SALES PER EMPLOYEE $168 $128 $109.5]

[GRAPH 3, PAGE 9, 1995 ANNUAL REPORT ($ IN MILLIONS) 1995 1994 1993 NET INCOME $7.2 $1.9 $(2.3)]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
- --------------------------------------------------------------------------------

OPERATING EXPENSES (CONTINUED)

At March 31,1995, this environmental reserve was $0.2 million (see note 2). The Company estimates that total cost savings from all restructuring activities approximate $5.0 million per year from reductions in labor, utilities, rent and other overhead costs.

OTHER INCOME AND EXPENSE

Interest expense in fiscal 1995 decreased $0.2 million compared with fiscal 1994 due primarily to lower average debt requirements. Fiscal 1994 interest expense increased $0.1 million compared with fiscal 1993 as a result of a $2.1 million short-term loan issued during fiscal 1994. Interest income grew $0.1 million in both fiscal 1995 and fiscal 1994, compared with the prior fiscal year, due to higher average cash balances.

Other income in fiscal 1995 grew $0.1 million over the prior year basically from a significant increase in handling fees to expedite orders for certain customers. Other income in fiscal 1994 declined by $0.5 million over fiscal 1993 primarily due to the Company's remaining royalty agreement expiring in fiscal 1993. Accordingly, there were no royalty payments earned in fiscal years 1995 or 1994.

Foreign currency exchange loss totaled $0.7 million in fiscal 1995 compared with a loss of $0.1 million in fiscal 1994 and a gain of $1.4 million in fiscal 1993. The increase in foreign currency exchange loss over the prior year resulted from a greater weakening of the United States dollar against international currencies in fiscal 1995 compared with fiscal 1994. The gain in fiscal 1993 compared with the loss in fiscal 1994 resulted primarily from a cumulative foreign currency translation gain of $2.0 million in fiscal 1993 (see note 1).

INCOME TAXES

The Company currently has available a net operating loss carryforward of approximately $29.6 million for Federal income tax purposes. However, improved profitability in United States operations in fiscal 1995 has resulted in some alternative minimum tax liability for both Federal and California income taxes. No Federal tax provision was booked for either fiscal 1994 or 1993. Other tax provisions have been booked for certain state and foreign income taxes.

In fiscal 1996, the Company expects its tax liability to increase slightly as the Singapore pioneer tax status will expire in August 1995. The Company has recently filed for, and believes it will receive, either pioneer status on the manufacturing of new line matrix products or post-pioneer status on the manufacturing of current products. The granting of either pioneer status will result in a foreign tax liability at below the maximum statutory rate.

SUPPLEMENTAL INFORMATION

Fiscal 1995 utilized a fifty-three week year compared with a fifty-two week period for fiscal 1994 and 1993. This week was added to the fiscal year's fourth quarter.

In December 1994, the Company completed a stock split effected in the form of a fifty percent (50%) stock dividend. Retroactive effect has been given to the stock split in stockholders' equity accounts as of March 31,1995, and in all share, price, and per share data presented.

The Company believes that the effects of inflation on its operations and financial condition are minimal.

LIQUIDITY AND CAPITAL RESOURCES

The Company's financial position remains solid with cash flow from operations increasing $8.2 million to $11.6 million in fiscal 1995 compared to $3.4 million in fiscal 1994 and $0.9 million in fiscal 1993. The improved cash position was due primarily to increased profitability. However, improved collections on accounts receivable prior to fiscal year-end and greater inventory turns from the increased utilization of the Just-In-Time inventory processes, contributed to the improved cash flow.

Purchases of property and equipment totaled $5.3 million in fiscal 1995 compared with $5.0 million in fiscal 1994. Capital expenditures consisted primarily of investment in manufacturing equipment for the production of new line matrix and non-impact products. In addition, the Company continued to upgrade its personal computer hardware infrastructure to better serve its customers by increasing employee productivity and improving the Company's internal processes.

Unsecured lines of credit available at March 31, 1995, totaled $10.7 million of which $8.9 million was available for borrowing (see note 6). The Company also has $0.3 million of outstanding borrowing related to equipment financing, which are collateralized by certain of the Company's fixed assets. In addition, during fiscal 1995 the Company paid off a $2.1 million short-term loan issued during fiscal 1994.

The Company believes that its internally-generated funds, together with available bank credit agreements, will adequately provide for working capital requirements, capital expenditures and engineering and development needs through fiscal 1996.


[GRAPH 4, PAGE 10, 1995 ANNUAL REPORT 1995 1994 1993 OPERATING EXPENSE% 20.5% 22.4% 28.5%]

[GRAPH 5, PAGE 10, 1995 ANNUAL REPORT 1995 1994 1993 INVENTORY TURNS 6.1 4.6
3.9]

[GRAPH 6, PAGE 10, 1995 ANNUAL REPORT 1995 1994 1993 DAYS SALES OUTSTANDING 49 58 56]

CONSOLIDATED BALANCE SHEETS
As of March 31, 1995 and March 25, 1994     ($ in thousands, except share data)

ASSETS                                                                                                   1995                 1994
- ------------------------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents (Note 1)                                                                  $  8,345             $  3,604
  Accounts receivable, net of allowance for doubtful
    accounts of $908 in 1995 and $677 in 1994                                                           22,305               19,303
  Inventories (Note 1)
    Raw materials, subassemblies and work in process                                                    16,139               14,202
    Finished goods                                                                                       2,959                2,302
                                                                                                      -----------------------------
                                                                                                        19,098               16,504
  Prepaid expenses                                                                                         715                1,228
                                                                                                      -----------------------------
Total Current Assets                                                                                    50,463               40,639
                                                                                                      -----------------------------

Property and Equipment, at cost (Note 1)

  Machinery and equipment                                                                               26,809               24,643
  Furniture and fixtures                                                                                12,037               11,582
  Leasehold improvements                                                                                 3,311                3,173
                                                                                                      -----------------------------
                                                                                                        42,157               39,398
Less: Accumulated Depreciation and Amortization                                                        (31,215)             (28,395)
                                                                                                      -----------------------------
                                                                                                        10,942               11,003
Other Assets                                                                                               270                  274
                                                                                                      -----------------------------
Total Assets                                                                                          $ 61,675             $ 51,916
====================================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
- ------------------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
  Loans payable (Note 6)                                                                               $  --               $    543
  Current portion of long-term debt (Note 6)                                                               257                2,458
  Accounts payable                                                                                      11,192                9,476
  Accrued expenses
    Payroll and employee benefits                                                                        3,758                2,700
    Warranty                                                                                             1,136                  769
    Environmental                                                                                          214                  250
    Restructuring                                                                                           93                  482
    Other                                                                                                1,619                  821
  Accrued income taxes                                                                                     379                  201
                                                                                                      -----------------------------
Total Current Liabilities                                                                               18,648               17,700
                                                                                                      -----------------------------
Long-Term Debt (Note 6)                                                                                   --                    256
                                                                                                      -----------------------------
Other Long-Term Liabilities (Note 2)                                                                     1,485                1,594
                                                                                                      -----------------------------
Stockholders' Equity (Notes 1& 5)
  Common stock, $0.01 par value
    (Authorized 18,000,000 shares; issued and outstanding 4,972,561
    shares in 1995 and 4,647,656 shares in 1994)                                                            50                   47
  Additional paid-in capital                                                                            27,393               25,380
  Retained earnings                                                                                     14,099                6,939
                                                                                                      -----------------------------
Total Stockholders' Equity                                                                              41,542               32,366
                                                                                                      -----------------------------
Total Liabilities and Stockholders' Equity                                                            $ 61,675             $ 51,916
====================================================================================================================================

       The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF OPERATIONS
For each of the three years in the period ended March 31, 1995 ($ in thousands, except share data)
- --------------------------------------------------------------------------------

                                                          March 31                 March 25                March 26
                                                            1995        %            1994       %            1993       %
- ---------------------------------------------------------------------------------------------------------------------------
Net sales (Notes 1 & 4)                                 $   146,589             $   107,419             $    93,864
Cost of sales                                               108,621                  81,039                  71,122
                                                        -------------------------------------------------------------------
Gross profit                                                 37,968   25.9%          26,380   24.6%          22,742   24.2%
                                                        -------------------------------------------------------------------
Operating expenses
         Engineering and development (Note 1)                12,666    8.6%          10,201    9.5%          10,186   10.9%
         Selling, general & administrative                   17,322   11.8%          13,877   12.9%          13,959   14.9%
         Restructuring expenses                                --                      --                     2,624
                                                        -------------------------------------------------------------------
                                                             29,988   20.5%          24,078   22.4%          26,769   28.5%
                                                        -------------------------------------------------------------------
Income (loss) from operations                                 7,980    5.4%           2,302    2.1%          (4,027)  (4.3%)
Foreign currency remeasurement (loss) gain (Note 1)            (723)                    (68)                  1,440
Interest income (expense) net                                   113                    (186)                    (87)
Other income, net                                                85                       6                     522
                                                        -------------------------------------------------------------------
Income (loss) before taxes                                    7,455    5.1%           2,054    1.9%          (2,152)  (2.3%)
Provision for taxes (Notes 1 & 7)                               295                     185                     188
                                                        -------------------------------------------------------------------
Net income (loss) $                                           7,160    4.9%      $    1,869    1.7%      $   (2,340)  (2.5%)
                                                        ===================================================================
Net Income (loss) per share (Note 1)
         Primary                                        $      1.34              $     0.39              $    (0.50)
         Fully diluted                                  $      1.33              $     0.38              $    (0.50)
Weighted average common shares & common
         stock equivalents outstanding (Note 1)
         Primary                                          5,324,784               4,848,261               4,636,920
         Fully diluted                                    5,382,388               4,971,722               4,636,920

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For each of the three years in the period ended March 31, 1995
($ in thousands, except share data)
- --------------------------------------------------------------------------------

                                                                                                                      Cumulative
                                                                                                                         Foreign
                                                                       COMMON STOCK                                     Currency
                                                                 Number of               Additional       Retained   Translation
                                                                    Shares    Amount   Paid-in Capital    Earnings   Adjustments
- --------------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 27, 1992                                          4,570,578       $45    $   25,414       $  7,410     $   2,003
   Issuance of restricted stock                                     75,000         -           225              -             -
   Value of restricted stock not vested                                  -         -          (225)             -             -
   Net loss                                                              -         -             -         (2,340)            -
   Foreign currency translation adjustment                               -         -             -              -        (2,003)
   Repurchase and retirement of common stock                       (15,145)        -           (86)             -             -
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 26, 1993                                          4,630,433        45        25,328          5,070             -
   Issuance of common stock                                         21,723         2            76              -             -
   Repurchase and retirement of common stock                        (4,500)        -           (24)             -             -
   Net income                                                            -         -             -          1,869             -
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 25, 1994                                          4,647,656        47        25,380          6,939             -
   Issuance of common stock                                        324,973         3         1,196              -             -
   Compensation expense for stock options and restricted stock           -         -           736              -             -
   Purchase price of vested portion of restricted stock                  -         -            83              -             -
   Redemption and retirement of fractional common shares               (68)        -            (2)             -             -
   Net income                                                            -         -             -          7,160             -
- -------------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 1995                                          4,972,561       $50    $   27,393       $ 14,099         $   -
===============================================================================================================================

     The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For each of the three years in the period ended March 31, 1995 ($ in thousands)
- --------------------------------------------------------------------------------

                                                                                    March 31         March 25          March 26
                                                                                      1995             1994              1993
                                                                                    -------------------------------------------
Cash flows from operating activities :
         Net income (loss)                                                          $  7,160        $   1,869        $   (2,340)
         Adjustments to reconcile net income (loss) to net
             cash provided by operating activities :
                  Depreciation and amortization                                        4,952            4,462             4,492
                  Loss on sale of property and equipment                                  55               36                49
                  Compensation expense for stock options & restricted stock              736                -                 -
                  Foreign currency translation adjustment                                  -                -            (2,003)
                  Changes in assets and liabilities :
                           Accounts receivable                                        (2,939)          (5,052)             (240)
                           Inventories                                                (2,458)           1,875              (103)
                           Accounts payable                                            1,716            2,166                61
                           Accrued income taxes                                          178              (98)             (381)
                           Accrued restructuring expenses                               (389)          (1,420)             1,902
                           Accrued environmental expenses                                (36)             250                 -
                           Accrued warranty expenses                                     367                -                28
                           Other current assets and liabilities, net                   2,369             (632)             (606)
                           Other, net                                                   (105)             (52)               62
                                                                                    -------------------------------------------
Net cash provided by operating activities                                             11,606            3,404               921
                                                                                    -------------------------------------------
Cash flows from investing activities :
         Purchase of property and equipment                                           (5,262)          (4,995)           (3,982)
         (Purchase) sale of building                                                       -              766            (2,286)
         Proceeds from disposition of property and equipment                             180              182               208
                                                                                    -------------------------------------------
Net cash used in investing activities                                                 (5,082)          (4,047)           (6,060)
                                                                                    -------------------------------------------
Cash flows from financing activities :
         Borrowings (payments) under credit facility, net                               (543)            (634)            1,177
         Proceeds from debt borrowing                                                      -                -             1,043
         Payments against debt borrowing                                                (357)            (328)             (101)
         Issuance (payment) of short term loan                                        (2,100)           2,100                 -
         Proceeds from issuance of common stock                                        1,219               78                 -
         Repurchase and retirement of common stock                                        (2)             (24)              (86)
                                                                                    -------------------------------------------
Net cash provided by (used in) financing activities                                   (1,783)           1,192             2,033
                                                                                    -------------------------------------------
Increase (decrease) in cash and cash equivalents                                       4,741              549            (3,106)
Cash and cash equivalents at beginning of year                                         3,604            3,055             6,161
                                                                                    -------------------------------------------
Cash and cash equivalents at end of year                                            $  8,345        $   3,604        $    3,055
                                                                                    -------------------------------------------
Supplementary disclosures of cash flow information :
         Interest paid                                                              $    105        $     164        $       80
         Taxes paid                                                                 $    112        $     176        $      141

     The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 1995 and March 25, 1994 and for each of the three years in the
period ended March 31, 1995                                     ($ in thousands)
- --------------------------------------------------------------------------------

NOTE 1 . SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

BASIS OF CONSOLIDATION -

The consolidated financial statements include the accounts of the Company, Printronix, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

ACCOUNTING PERIOD -

The Company utilizes a fifty-two, fifty-three week fiscal year ending on the last Friday of March. The Company is reporting a fifty-three week fiscal year for the period ended March 31, 1995, compared to a fifty-two week fiscal year for the periods ended March 25, 1994 and March 26, 1993.

CASH EQUIVALENTS -

For cash flow reporting purposes, the Company considers all highly liquid temporary cash investments with maturities of three months or less at the time of purchase to be cash equivalents. The effect of exchange rate changes on cash balances held in foreign currencies was not material for the periods presented.

INVENTORIES -

Inventories are valued at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT -

Depreciation and amortization of property and equipment are provided using the straight-line method over the following estimated useful lives :

Machinery and equipment             3 to 5 years
Furniture and fixtures              3 to 7 years
Leasehold improvements              Term of lease

Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterments to property and equipment are capitalized. When assets are disposed of, the applicable costs and accumulated depreciation and amortization thereon are removed from the accounts and any resulting gain or loss is included in operations.

SALES RECOGNITION -

Sales are recorded as of the date shipments are made to customers. The Company's products are sold primarily to customers in the computer industry. Accordingly, the majority of the Company's accounts receivable are concentrated among such customers within the computer industry. Sales returns and allowances are reflected as a reduction in sales and reflected in inventory at cost or expected net realizable value, whichever is lower. Every six months the Company allows domestic distributors a stock rotation, whereby 2% of the prior six months sales can be returned, subject to various limitations, in exchange for other products. The Company has not experienced sales returns of a material amount, as they are limited to the utilized portion of the 2% stock rotation for domestic distributor revenue. Products that are defective upon arrival are handled under the Company's warranty policy.




INCOME ON MAINTENANCE CONTRACTS -

The Company generates income on extended maintenance contracts through the sale of the service obligation to a third party provider. The third party provider is responsible for the performance of all maintenance services for the contract period. The income on such contracts is recognized fully in the period the contract is sold to the third party provider as the Company assumes no further material obligation after the date of sale. Revenue generated from maintenance contracts was less than 3% of total sales in fiscal years 1995, 1994, and 1993.

WARRANTY COSTS-

The Company's financial statements reflect accruals for potential warranty claims based on the Company's claim experience. Estimated product warranty costs are accrued at the time products are sold.

FOREIGN CURRENCY REMEASUREMENT AND TRANSLATION -

The United States dollar is the functional currency for all of the Company's foreign subsidiaries. For these subsidiaries, the assets and liabilities have been remeasured at the end of the period exchange rates, except inventories and property which have been remeasured at historical rates. The statements of operations have been remeasured at average rates of exchange for the period, except cost of sales and depreciation which have been remeasured at historical rates. Losses from remeasurement recognized currently in income totaled $723, $68 and $161 for fiscal years 1995, 1994 and 1993, respectively. A cumulative foreign currency translation gain of $2,003 and a foreign currency exchange loss on a building held for sale of $402 were also recognized in fiscal 1993.

Prior to fiscal 1991, certain of the Company's foreign subsidiaries utilized a functional currency other than the United States dollar. Accounts were translated at current exchange rates with any differences reflected in the cumulative foreign currency translation adjustment in the accompanying consolidated balance sheets. In fiscal 1993, the Company had substantially liquidated its investments in this related foreign subsidiary. Accordingly, under the provisions of SFAS No. 52 "Foreign Currency Translation," the cumulative foreign currency translation adjustment was recognized as a gain in the statement of operations during fiscal 1993.

INCOME TAXES -

Provisions are made for the amount of income taxes on the reported operations of each year. Tax credits are treated as reductions of the applicable Federal income tax provisions in the years earned. On a quarterly basis, the Company provides for state and foreign income taxes based on an estimate of the effective rate for the entire year.

On March 27, 1993, the Company adopted, prospectively, SFAS No. 109. The adoption of this statement had no material effect on the financial statements. SFAS No. 109 requires the use of the asset and liability method for financial accounting and reporting for income taxes, and further prescribes that current and deferred tax balances be determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse.

ENGINEERING AND DEVELOPMENT -

Company-funded engineering and development costs are expensed as incurred. A substantial portion of the engineering and development expense is related to developing new products and making significant improvements to existing products or processes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 1995 and March 25, 1994 and for each of the three years in the
period ended March 31, 1995                                     ($ in thousands)
- --------------------------------------------------------------------------------

DIVIDENDS -

The Company has not paid cash dividends on its stock. However, in 1989, the Company declared a dividend of one common share purchase right per share of common stock (see Note 5 (c)).

EARNINGS AND LOSS PER COMMON SHARE -

Earnings and loss per common share are calculated using the weighted average number of shares outstanding and the dilutive effects of stock options, using the treasury stock method.

CAPITAL STOCK -

During fiscal 1995, the Board of Directors declared a stock split effected in the form of a fifty percent (50%) stock dividend of the Company's common stock. The stock dividend resulted in a distribution of 1,652,500 common shares on December 21, 1994. An amount equal to the stated value of the common shares issued was transferred from additional paid in capital to the common stock account. Retroactive effect has been given to the dividend in stockholders' equity as of March 31, 1995, and in all share, price, and per share data in the accompanying financial statements.

RECLASSIFICATIONS -

Certain amounts for previous fiscal years have been reclassified to conform with the fiscal 1995 presentation.

NOTE 2 .  COMMITMENTS AND CONTINGENCIES -

OPERATING LEASES -

The Company conducts its operations using leased facilities under non-cancelable operating leases which expire at various dates from fiscal years 1996 through 2000.

The following is a summary of rental expense of non-cancelable building and equipment operating leases incurred for each of the three years in the period ended March 31, 1995:

                                      1995       1994         1993
- -------------------------------------------------------------------------------
Gross rental expenses               $ 3,343    $ 3,279      $ 3,917
Less-Sublease rental income             (76)       (38)        (201)
- -------------------------------------------------------------------------------
Net rental expense                  $ 3,267    $ 3,241      $ 3,716

The minimum rental commitments required under existing non-cancelable operating leases for each fiscal year are as follows:


1996          1997         1998        1999         2000   Thereafter     Total
- --------------------------------------------------------------------------------
$3,204       $1,942        $573        $147         $22        -         $5,888

OTHER LONG-TERM LIABILITIES -

Other long-term liabilities consist of potential liabilities related to ongoing tax issues.

ENVIRONMENTAL ASSESSMENT -

In January 1994, the Company was notified by the California Regional Water Quality Control Board - Santa Ana Region (the "Board") that groundwater monitoring reports indicate that the groundwater under one of the Company's former production plants is contaminated with various chlorinated volatile organic compounds (VOCs). Evidence adduced from site studies undertaken to date indicate that compounds containing the VOCs were not used by the Company during its tenancy, but were used by the prior tenant during its long-term occupancy of the site. The tests also indicate that the composition of the soil is such that off-site migration of contamination is very slow and contamination is most likely confined to the site. Accordingly, the Board is presently devoting its attention to the predecessor occupant of the site. Investigation indicates that the prior occupant is a well-established business enterprise which has substantial assets and is affiliated with a publicly traded company.

Because of the current focus of the Board's investigation, there are no further orders outstanding against the Company. Therefore, there are no recurring costs, capital expenditures or other mandated expenditures. As of March 31, 1995, the Company has reserved $214 which is expected to be more than adequate to cover further legal fees or any additional expenses related to environmental tests which could be requested by the Board at the site. To date, the Company has incurred only minimal expense in its initial response to the Board's request for information and for environmental testing.

The Company is convinced that it bears no responsibility for any contamination at the site and intends to vigorously defend any action which might be brought against it in respect thereto. Furthermore, the Company believes that it has adequately accrued for any future expenditures in connection with environmental matters and that such expenditures will not have a materially adverse effect on its financial condition or results of operations.

NOTE 3.   401(K) SAVINGS AND PROFIT SHARING PLANS -

Effective January 1, 1985, the Company adopted a 401(k) Savings and Investment Plan (the "401(k) Plan"), for all employees working a minimum of 1,000 hours per year, which is designed to be tax deferred in accordance with the provisions of
Section 401(k) of the Internal Revenue Code. All United States employees (including officers but not outside directors) may contribute from 1% to 17% of compensation per week (subject to certain limitations) on a tax-free basis through a "salary reduction" arrangement. Employee contributions are always 100% vested. The Company matches employee contributions up to a maximum of 2% of salary or one thousand dollars per year, whichever is less. All Company contributions become fully vested after four full years of employment. Company contributions to the 401(k) plan were $286, $282, and $206 for fiscal years 1995, 1994, and 1993, respectively.

The Company also maintains a discretionary worldwide profit-sharing plan for qualified employees. Employees who have been with the Company for 90 days of continuous service are eligible to participate in the profit sharing plan. The Company allocates a percentage of pre-tax profits to a profit sharing pool which is then distributed to employees pro rata based on quarterly salary. In addition, certain executives are eligible to participate in a bonus plan which is subject to achieving specific operating performance targets established by the Board of Directors. Company contributions to these plans were $2,604 , $612, and $399 for fiscal years 1995, 1994, and 1993, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 1995 and March 25, 1994 and for each of the three years in the
period ended March 31, 1995                                     ($ in thousands)
- --------------------------------------------------------------------------------

NOTE 4 .  SEGMENT DATA AND EXPORT SALES -

Printronix operates in one industry segment - the design, manufacture and marketing of medium and high speed printers which support a wide range of computer systems and software platforms. Regional segment data is as follows:


                                                         NORTH
1995                                                    AMERICA          EUROPE            ASIA        ELIMINATIONS     CONSOLIDATED
- ------------------------------------------------------------------------------------------------------------------------------------
REVENUES :
     Net sales                                         $ 113,417        $  27,414       $   5,758       $     --          $ 146,589
     Transfers between
     geographic locations                                 11,038              446          40,392          (51,876)            --
                                                       -----------------------------------------------------------------------------
                                                         124,455           27,860          46,150          (51,876)         146,589
Income from operations                                 $   3,620        $   3,515       $     845       $     --          $   7,980
Identifiable assets                                    $  40,899        $   8,836       $  11,940       $                 $  61,675

1994
- ------------------------------------------------------------------------------------------------------------------------------------
REVENUES :
     Net sales                                         $  80,717        $  21,174       $   5,528       $     --          $ 107,419
     Transfers between
     geographic locations                                 11,366              220          26,667          (38,253)            --
                                                       -----------------------------------------------------------------------------
                                                          92,083           21,394          32,195          (38,253)         107,419
Income from operations                                 $      94        $   1,800       $     408       $     --          $   2,302
Identifiable assets                                    $  33,665        $   8,064       $  10,187       $     --          $  51,916

1993
- ------------------------------------------------------------------------------------------------------------------------------------
REVENUES :
     Net sales                                         $  68,134        $  21,286       $   4,444       $     --          $  93,864
     Transfers between
     geographic locations                                  8,079              220          30,378          (38,677)            --
                                                       -----------------------------------------------------------------------------
                                                          76,213           21,506          34,822          (38,677)          93,864
Income (loss) from
     operations                                        $  (5,175)       $   1,203       $     (55)      $     --          $  (4,027)
Identifiable assets                                    $  30,474        $   8,652       $   9,150       $     --          $  48,276

Geographic information is based upon principal location of the Company's operations and not necessarily on the location of the customers. Transfers between geographic locations are billed at manufacturing costs plus a margin representing a reasonable rate of return for activities performed. Certain operating expenses have been redistributed among geographic regions to reflect a reasonable allocation of operating expenses which support worldwide operations.

North America sales included export sales of approximately $23,261, $14,202 and $7,560 for fiscal years 1995, 1994, and 1993, respectively. Export sales are principally to Europe, Canada, and Asia. Increases in export sales during fiscal 1995 and 1994 were due to higher shipments of product to major OEMs with operations located outside the United States.

In fiscal 1995, the Company had two customers each of which represented more than 10% of consolidated net sales. Sales to the largest customer, IBM, represented 28.8 percent and 10.7 percent of net sales for fiscal years 1995 and 1994, respectively. No sales were made to this customer in fiscal 1993. On a geographic basis, fiscal 1995 sales to IBM represented 30.2 percent of domestic and 26.6 percent of international net sales. A significant decline in sales to this customer could have an adverse effect on the CompanyOs operations. Sales to the second largest customer represented 10.5 percent, 14.6 percent, and 13.7 percent of net sales for fiscal years 1995, 1994, and 1993, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 1995 and March 25, 1994 and for each of the three years in the
period ended March 31, 1995                  ($ in thousands, except share data)
- --------------------------------------------------------------------------------

NOTE 5.  STOCK OPTION PLANS AND COMMON SHARE PURCHASE RIGHTS -

(A) STOCK OPTIONS -

The Company has one stock option plan under which options may be granted to purchase shares of its common stock. A total of 750,000 shares is authorized for issuance under this plan. An additional plan which expired April 30, 1994 has options outstanding, but no further options may be granted under this plan.

Options under the plans are granted at prices not less than the fair market value of the common stock on the date of grant and can become exercisable in installments at dates ranging from one to ten years from the date of grant, as determined by the Stock Option Committee of the Board of Directors. Generally, outstanding options become exercisable at the rate of 25 percent per year, and expire five years from the date of grant. Grants of restricted stock can be made at any price.

The following is a summary of the transactions, including restricted stock, relating to the plans for the year ended March 31, 1995 :

COMMON STOCK OPTIONS                SHARES            PRICE
- ----------------------------------------------------------------
Beginning, outstanding              813,557    $  2.92 - $  5.33
Granted                             147,400       5.50 -   19.67
Exercised                          (324,973)      3.00 -    5.33
Cancelled                           (22,425)      3.00 -    6.42
- ----------------------------------------------------------------
Ending, outstanding                 613,559    $  2.92 - $ 19.67

As of March 31, 1995, options to acquire 206,536 shares were exercisable, and options to acquire 587,487 shares remained available to grant.

(B) RESTRICTED STOCK -

Under the 1984 Stock Incentive Plan the Company has sold restricted stock to certain officers and key employees. The shares issued under the plan are subject to repurchase agreements which lapse over an extended period not exceeding 7 years if certain Company performance measures are met. In fiscal 1991, 172,500 shares were issued under the plan and an additional 75,000 shares were issued in fiscal 1993. The excess of the fair market value on the date of vesting over the purchase price is charged to operations as the restrictions lapse. In fiscal 1995, 61,875 or 25% of the issued shares vested, and $681 was charged to operations. There were no charges to operations in fiscal years 1994 and 1993 as the required performance objectives were not met.

(C) COMMON SHARE PURCHASE RIGHTS -

On March 16, 1989, the Company declared a dividend payable on April 4, 1989, of 6,874,402 Common Share Purchase Rights.

Each right, when exercisable, entitles a stockholder to buy one share of the Company's common stock at an exercise price of $23.33, subject to adjustment. The rights become exercisable ten days after certain persons or groups announce acquisition of 20 percent or more, or announce an offer for 30 percent or more, of the Company's common stock. The rights are nonvoting, expire in ten years and may be redeemed prior to becoming exercisable. In the event that the Company was acquired in a merger or other business combination, each outstanding right would entitle a holder to purchase, at the then current exercise price, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. The foregoing is a general description only and is subject to the detailed terms and conditions set forth in the Common Share Rights Agreement, dated as of March 17, 1989, between the Company and Chemical Trust Company of California.

NOTE 6.  BANK BORROWING AND DEBT ARRANGEMENTS -

The Company maintains an unsecured line of credit of $7,500 with a United States bank. The credit agreement generally provides for interest at the prime rate plus 1/4 percent, contains certain standard financial and non-financial restrictions, provides for an annual commitment fee of 1/2 percent of the unused portion of the line, and is renewable in September 1995. At the end of fiscal 1995, 1994, and 1993, there were no cash borrowings against this line of credit.

At March 31, 1995, one of the Company's foreign subsidiaries maintained unsecured lines of credit with foreign banks of $3,200 which includes a standby Letter of Credit of $1,300, and additional restrictions on the available credit balance of $507 relating to import letters of credit and bank guarantees for building leases and utilities in Singapore. These credit facilities are subject to parent guarantees, require payment of certain loan fees, and provide for interest at approximately 3/4 to 1 percent above the bank's cost of raising capital. At March 31, 1995, there were no cash borrowings against this line of credit.

During fiscal 1993, the Company arranged equipment financing for $1,043 with interest rates ranging between 9.25 percent and 10.4 percent. Outstanding borrowings related to this were $257, $614 and $942 at March 31, 1995, March 25, 1994, and March 26, 1993, respectively. The borrowings are due and payable in equal installments through fiscal year 1996 and are collateralized by certain of the Company's fixed assets. All remaining principal of $257 will be paid during fiscal year 1996.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 1995 and March 25, 1994 and for each of the three years in the
period ended March 31, 1995                                     ($ in thousands)
- --------------------------------------------------------------------------------

NOTE 7 .  INCOME TAXES -

TAX PROVISION                                    1995       1994        1993
- ------------------------------------------------------------------------------
Current
   Federal                                    $    100   $      -     $      -
   State                                           158         36           35
   Foreign                                          37        149          153
- ------------------------------------------------------------------------------
Total                                         $    295   $    185     $    188

COMPONENTS OF INCOME (LOSS) BEFORE TAXES        1995        1994         1993
- ------------------------------------------------------------------------------
United States                                 $  2,363   $  2,591     $ (7,853)
Foreign                                          5,092       (537)       5,701
- ------------------------------------------------------------------------------
Total                                         $  7,455   $  2,054     $ (2,152)

Amounts for tax provision and components of income (loss) before taxes shown in the two preceding tables are classified based on location of the taxing authority and not on geographic region.

DEFERRED INCOME TAX PROVISION                        1995            1994          1993
- ----------------------------------------------------------------------------------------
Tax depreciation over (under) depreciation
   for financial reporting purposes                $   (72)       $  (174)       $   120
Inventory costs (capitalized) expensed on
   tax return and (expensed) capitalized for
   financial reporting                                 (50)           133            (97)
Decrease (increase) in liability reserves              (95)         1,261           (839)
Net operating income (loss)                          1,352           (800)        (2,280)
Valuation reserve                                   (1,135)          (420)         3,096
- ----------------------------------------------------------------------------------------
Total                                              $  --          $  --          $  --

Deferred income taxes are not provided on the undistributed earnings (which totaled approximately $37,646 as of March 31, 1995) of the Company's foreign subsidiaries as the Company intends to reinvest these earnings indefinitely outside of the United States. Deferred income taxes result from differences in the timing of reporting income and expenses for financial statement and income tax reporting purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 1995 and March 25, 1994 and for each of the three years in the
period ended March 31, 1995                  ($ in thousands, except share data)
- --------------------------------------------------------------------------------

DEFERRED INCOME TAX ASSET                   1995                          1994
- --------------------------------------------------------------------------------
Tax depreciation over depreciation
   for financial reporting purposes             $    145                $    217
Inventory costs capitalized on tax return
   and expensed for financial reporting             (540)                   (490)
Liability reserves                                (1,721)                 (1,626)
Net operating loss                               (10,064)                (11,416)
Foreign tax credit                                (2,700)                 (2,700)
Gross deferred tax asset                         (14,880)                (16,015)
Valuation reserve                                 14,880                  16,015
- --------------------------------------------------------------------------------
Total                                           $   --                  $   --

At March 31, 1995, the Company had available net operating loss carryforwards for Federal income tax purposes of approximately $29,600 expiring in 2002 to 2009. Additionally, at March 31, 1995, the Company had foreign tax credit carryforwards of approximately $2,700 expiring in 1997.

RECONCILIATION OF EFFECTIVE
TAX RATE TO STATUTORY                                                  1995                       1994                      1993
FEDERAL TAX RATE OF 34%                                    AMOUNT         %            AMOUNT        %            AMOUNT       %
- ----------------------------------------------------------------------------------------------------------------------------------
Provision (credit) computed
   at statutory rates $                                   $ 2,534       34.0         $   699       34.0         $  (731)     (34.0)
State income taxes, net
   of Federal tax benefit                                     126        1.7              36        1.8              35        1.6
Book (income) loss from which
   Federal benefit is not available (utilized)               (672)      (9.0)            857       41.7           2,063       95.9
Rate reductions due to foreign
   operations (including carryback)                        (1,693)      (22.7)        (1,407)     (68.5)         (1,179)     (54.8)
- ----------------------------------------------------------------------------------------------------------------------------------
Total                                                     $   295        4.0         $   185        9.0         $   188       (8.7)

The Company has been granted pioneer status in Singapore through mid-1995, and is exempt from tax liability for earnings generated there, until that time. The aggregate dollar effect of the pioneer status was to reduce foreign taxes by $1,032, $620, and $1,080 for the fiscal years 1995, 1994, and 1993, respectively. The primary and fully diluted income per share effects of this pioneer status would be 19 cents, 12 cents, and 23 cents for fiscal years 1995, 1994, and 1993, respectively. The Company has recently filed for, and believes it will receive, either pioneer status on the manufacturing of new line matrix products or post-pioneer status on the manufacturing of current products. The granting of either pioneer status will result in a foreign tax liability at below the maximum statutory rate beginning in fiscal 1996.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- --------------------------------------------------------------------------------

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PRINTRONIX, INC. :

We have audited the accompanying consolidated balance sheets of Printronix, Inc. (a Delaware Corporation) and subsidiaries as of March 31, 1995 and March 25, 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Printronix, Inc. and subsidiaries as of March 31, 1995 and March 25, 1994, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.

/s/ Arthur Andersen LLP
- -----------------------

ARTHUR ANDERSEN LLP
Orange County, California
April 26, 1995

QUARTERLY DATA (DERIVED FROM AUDITED FINANCIAL STATEMENTS, EXCEPT STOCK PRICE
INFORMATION)                                 ($ in thousands, except share data)
- --------------------------------------------------------------------------------

                                                       QUARTER
                                  ----------------------------------------------
FISCAL 1995                        First        Second       Third        Fourth
- --------------------------------------------------------------------------------
Net sales                         $33,465      $34,301      $37,645      $41,178
Gross profit                        8,654        8,845        9,847       10,622
Net income                          1,400        1,527        1,902        2,331
Earnings per share
   - primary & fully diluted      $  0.28      $  0.29      $  0.35      $  0.43
Stock Price
     high                         $  6.50      $ 13.50      $ 27.75      $ 28.25
     low                          $  5.17      $  5.83      $ 10.67      $ 16.50

                                                     QUARTER
                                  ----------------------------------------------
FISCAL 1994                         First      Second         Third       Fourth
- --------------------------------------------------------------------------------
Net sales                         $24,190      $24,499      $28,234      $30,496
Gross profit                        6,558        5,961        6,561        7,300
Net income                            531           96          325          917
Earnings per share
   - primary                      $  0.11      $  0.02      $  0.07      $  0.19
   - fully diluted                $  0.11      $  0.02      $  0.07      $  0.18
Stock Price
      high                        $  5.00      $  5.08      $  5.33      $  6.33
      low                         $  4.33      $  4.33      $  4.67      $  4.67

CORPORATE INFORMATION



BOARD OF DIRECTORS

ROBERT A. KLEIST                                     *RALPH GABAI
President and Chief Executive Officer,               President, Bi-Coastal Consulting Ltd.
Printronix, Inc.                                     (Business consulting to venture capital financed companies)

BRUCE T. COLEMAN                                     *ERWIN A. KELEN
Chief Executive Officer, El Salto Advisors           President, Kelen Ventures
(Advice and interim CEO services)                    (Venture Investments)

*JOHN R. DOUGERY
General Partner, Dougery & Wilder
(Venture capital investments)

*  Member of the Audit Committee




CORPORATE OFFICERS

ROBERT A. KLEIST                                     RICHARD A. STEELE                        JULI A. MATHEWS
President and Chief Executive Officer                Senior Vice President,                   Vice President, Human Resources
                                                     Sales and Marketing

J. EDWARD BELT PH.D.                                 GORDON B. BARRUS                         BRUCE E. MENN
Senior Vice President, Engineering,                  Vice President, Advanced Development     Vice President, Product Development
Chief Technical Officer and
Asst. Corporate Secretary

GEORGE L. HARWOOD                                    STEVEN M. EGOL
Senior Vice President, Finance & MIS,                Vice President, International Sales
Chief Financial Officer and Corporate Secretary      & Marketing

C. VICTOR FITZSIMMONS                                NORM E. FARB PH.D.
Senior Vice President, Worldwide Manufacturing       Vice President, Strategic Technology

                                                     PHILIP F. LOW
                                                     Vice President, Singapore Manufacturing




CORPORATE DIRECTORY

PRINTRONIX CORPORATE OFFICES                       ANNUAL MEETING
17500 Cartwright Road, P.O. Box 19559,             Annual meeting will be held at 2:00 p.m.,
Irvine, California 92713                           August 15, 1995, at Printronix Corporate Offices,
Telephone: (714) 863-1900                          located at 17500 Cartwright Road, Irvine, California
Facsimile: (714) 660-8682
                                                   PRINTRONIX COMMON STOCK
LEGAL COUNSEL                                      Traded OTC, NASDAQ, National Market System,
Kirshman & Harris                                  Stock Symbol : PTNX
A Professional Corporation, General Counsel
11500 Olympic Blvd., Suite 605                     STOCKHOLDERS
Los Angeles, California 90064                      As of March 31, 1995, there were 343 record holders of the Company's
Telephone: (310) 312-4544                          Common Stock.

INDEPENDENT AUDITORS                               CORPORATE AND INVESTOR INFORMATION
Arthur Andersen LLP                                A copy of Printronix' annual report on Form 10-K filed with the Securities and
18500 Von Karman Ave., Suite 1100                  Exchange Commission (SEC) will be furnished without charge to any stockholder.
Irvine, California 92715                           To obtain a copy, please write to:
Telephone: (714) 757-3100
                                                        Investor Relations Department, Printronix, Inc.
REGISTRAR AND TRANSFER AGENT                            17500 Cartwright Road, P.O.Box 19559
Chemical Mellon Shareholder Services                    Irvine, California 92713, Telephone: (714) 863-1900
300 S. Grand Avenue
Los Angeles, California  90071
