Form 10-K, Exhibit 13
period 1996-03-29
PRINTRONIX INC
filed 1996-06-20
CIK 311505

                                                                      PRINTRONIX
                                                              1996 ANNUAL REPORT

                                  [PHOTOGRAPH]



                                   EXHIBIT 13

                           PRINTRONIX 1996 HIGHLIGHTS

o        Sales increased to a record $159.3 million

o        Laser product revenue increased 44% over 1995

o New models of ProLine Series 5(TM) line matrix printers introduced throughout the year

o        Family of ThermaLine(TM) printers launched in fourth quarter

o        Printronix achieved worldwide ISO 9000 certification

SELECTED FINANCIAL DATA                    ($ IN THOUSANDS, EXCEPT SHARE DATA)
(FOR THE FISCAL YEARS ENDED MARCH)

                                       1996              1995           1994             1993             1992
- -----------------------------------------------------------------------------------------------------------------
RESULTS OF OPERATIONS

Net sales                             $159,261         $146,589         $107,419         $93,864         $88,555
Income (loss) from Operations            6,345            7,980            2,302          (4,027)         (8,677)
Net income (loss)                        6,771            7,160            1,869          (2,340)         (8,412)
Earnings (loss) per Share             $   0.82         $   0.89         $   0.25          $(0.34)         $(1.23)

SELECTED BALANCE SHEET DATA

Working capital                       $ 35,285         $ 31,815         $ 22,939         $21,748         $25,083
Long-term liabilities                      817            1,485            1,850           2,214           1,596
Total assets                            69,130           61,675           51,916          48,276          50,668
Stockholders' equity                  $ 50,073         $ 41,542         $ 32,366         $30,443         $34,872

INVESTING FOR THE FUTURE
Our commitment to business basics

TO OUR STOCKHOLDERS AND CUSTOMERS,

   At Printronix, we believe that time alone will obsolete a product, even if the competitors do not. That's why we continually develop all Printronix products and their technologies to higher performance levels - it's our way of Investing For The Future.

   To serve our customers better, we make significant investments every year in the foundation of the Company - new products, new business systems, and new manufacturing capabilities - all worldwide in scope.

   We believe the continuity of that investment stream is essential. It's the reason that Printronix sales are growing. Over the last four years, we have doubled our share of the line matrix market and made significant advances in the laser, thermal, and consumables markets. During that four year period, Printronix overall sales have achieved a 16% compounded annual growth rate.


   PRINTRONIX SALES GROWTH
     ($ in millions)


     [GRAPH]

     1992            1993             1994             1995            1996
     $88.5          $93.9            $107.4           $146.6          $159.3

   As part of the Company's international expansion, we are investing in a new state-of-the-art manufacturing facility in Singapore. It will have the latest in production equipment, including computer-controlled machine centers, chrome sputtering and surface mount technologies. This facility will strengthen our business presence in the Pacific Rim.

   At the same time, we are investing in an advanced worldwide client/server business system that will propel Printronix into the next century of corporate communications. It will provide instantaneous, world-wide data about real-time operations and will help all employees do their jobs better. For example, our manufacturing facilities in Irvine, Singapore, and Holland will be able to access each other's inventory data at any time.

   We'll be on-line with our customers as well. The communications capabilities of the system will allow us to take customer orders from anyplace in the world and to specify shipment from the manufacturing facility that best serves that customer. So, we will always know what we can ship and when - from Printronix worldwide factories.

   And our product development investments continue to pay off. For the first time, we are marketing entirely new families of industrial strength printers in three separate printer technologies: line matrix, laser, and thermal. In fiscal 1997, we expect about three-fourths of the Company's sales will come from products that were introduced in fiscal 1996.

   Armed with the new printing power of these three technologies, our printer families can handle an extremely wide range of industrial printing requirements. This makes Printronix the international leader in industrial strength printing solutions.

   In short, we are using a vigorous investment strategy to improve both our Company operations and our products - to deliver greater value to our customers around the globe.

   In the next few pages, we'll tell more about these new multi-technology printer families.


ROBERT A. KLEIST
ROBERT A. KLEIST
PRESIDENT AND CHIEF EXECUTIVE OFFICER

THE PROLINE SERIES(TM) FAMILY

ProLine Series 5 is the fifth generation of our traditional line matrix printers. We pioneered the line matrix concept when we started the Company in 1974.

It is no surprise that these continuous forms printers are the world leaders in line matrix technology. They offer unsurpassed durability - many of our original printers are still running today, more than 20 years later.

Line matrix printers retain their popularity, because they deliver great value
- - industrial strength printing with good print quality at the lowest cost per page. And the market is substantial. So, we just keep making them better and better.

ProLine Industrial Strength Printers

PROLINE PRINTERS offer a wide performance range of continuous forms printing with outstanding functionality. Pedestal models print at speeds of 475 and 800 lines per minute. Cabinet models are library quiet, while printing at speeds of 475, 800, and 1200 lines per minute. With a new electromechanical design, these printers have no duty cycle limitation, which means the user can print as many pages as needed in mission-critical applications.

Equipped with flash memory, these printers are smarter than ever - storing applications, emulations, fonts, and print job setups. Flash memory allows easy upgrading of the printer's options at any time - directly from a PC. Using industry standard graphics languages, ProLine printers are compatible with a wide variety of computer systems. And by printing with Genuine Printronix Ribbons, the user can expect top quality printing every time.

                          A SALUTE TO OUR DISTRIBUTORS
                               AND OEM CUSTOMERS

   Great products come first. But, great distribution is the key to profitable growth. At Printronix, we use two primary channels to market products to end-user customers. Over the years, we have maintained a steady strategy of vigorously supporting these two global distribution channels - and we have built them into mutually profitable business relationships.

   One channel is a network of well-established product distribution companies that are based in all major countries around the world. These product distributors sell our printers under the Printronix label to both end-users and Value Added Resellers. And they play a vital role in providing the customer support that is always necessary in the field - post-sales contact, product service, technical assistance, hardware and software training, and programming.

   The other channel is a group of OEM customers. These leading international computer system companies have chosen to outsource their printers from Printronix. Their standards are high and they want to deal with "the leader in printer technology." They sell our printers under their own labels. We thoroughly support each of them by carefully tailoring our printer hardware and software to their specific product line requirements. This unique and intensive support has built highly effective relationships with these OEM customers.

   We take pleasure in extending our thanks to the members of these distribution channels. They are major factors in the success of Printronix.

TYPICAL CUSTOMER APPLICATIONS

  o Data processing reports

  o Preprinted multi-part forms

  o Billing and customer statements

  o Bar code labels and forms

THE LASERLINE(TM) FAMILY

LaserLine printers are designed for medium to high volume production print jobs and fit into almost any computing environment. They excel at printing sharply defined text with strikingly attractive photos and graphics.

By using continuous forms, LaserLine printers are better able to control the movement of paper than cut sheet lasers. They are better suited for applications with stringent forms registration demands and non-standard form sizes.

The typical cost per page is only about twice that of our most economical line matrix printers. Thus, LaserLine printers produce documents with a "professional touch" that have surprisingly low cost.


LaserLine Industrial Strength Printers

LASERLINE PRINTERS are masters of unattended printing of continuous forms. The LaserLine L1024 offers entry-level laser printing at 24 pages per minute in a very compact package. It can be placed on either a desktop or on a power stacker pedestal. The L5031 prints at 31 pages per minute in a straight through paper path and offers numerous top-of-the-line features. Its unique DuraFusion(TM) flash-fusing toner system is able to use inexpensive forms and label stock, because it uses neither heat rollers nor pressure.

Nevertheless, DuraFusion produces unparalleled document durability - the toner penetrates so deeply that the printed images cannot be rubbed off. Used with Genuine Printronix Supplies, these printers produce optimum print jobs on every run. In short, LaserLine printers offer the advantage of high precision continuous forms combined with high resolution laser printing.

                     THE CONCEPT THAT UNIFIES OUR PRINTERS

   Printronix System Architecture, which we call PSA(TM), is a unique design concept that unifies our printer families - and gives them a rare quality - applications software compatibility.

   Regardless of the technology - line matrix, laser, or thermal - PSA enables application programs to be easily interchanged among Printronix printers. Thus, it is easy to print the application on the technology that best suits the job requirements.

   More than that, PSA provides applications compatibility with a wide variety of programs that already exist on other printers - on older Printronix models, many serial matrix printers, and numerous laser printers.

   PSA also makes improvements on the human side. Now, all of our printers have PSA-based control panels that have a similar "look and feel." That pleases our users, since they can easily operate any of our printers - no matter which technology is used.

   PSA is the design foundation for the hardware and software of our printers. It may seem rather technical, but the benefits are tangible. By unifying the design structures of all our printers, PSA delivers more printer power to the user.

TYPICAL CUSTOMER APPLICATIONS

  o Appliance rating labels

  o Plastic membership cards

  o IS departmental reports

  o Retail hang tags

THE THERMALINE(TM) FAMILY

ThermaLine printers have a natural specialty - on-demand label printing. That means labels can be printed and immediately applied - wherever they are needed. Naturally, this style of on-demand printing is very popular, but these printers also turn out large, unattended batches of labels, whenever required.

A major advantage of thermal transfer technology is that it will print on almost any kind of stock - from ordinary paper to complex synthetics and films. While the cost per page is higher than line matrix or laser printing, thermal printers are often the only possible printing solution for many critical labeling on-demand applications.

These rugged printers are supported by our Genuine Printronix Supplies, which we've carefully developed and certified to the highest standards. Used with our premium ribbons and media, the thermal printheads of these printers last longer and the print jobs achieve optimum print quality.

ThermaLine Industrial Strength Printers

THERMALINE PRINTERS are available in a variety of direct thermal and thermal transfer models with carriage widths of 4, 6, and 8 inches. Speeds cover the range of 5, 8, and 10 inches per second. Label tear-off capability for on-demand printing is standard.

These printers will print easily on all kinds of roll-form or fan-folded stock. And they support industry standard graphics languages, as well as all popular bar code symbologies. Even better, ThermaLine printers allow easy migration to thermal printing from other existing Printronix label applications - there's no need to change the application program.

                        MORE SOFTWARE WITH YOUR HARDWARE

   Our ultimate goal is to develop printers that are compatible with virtually any printing application within our marketplace.

   Towards that goal, we're making major progress. Our latest software advances make Printronix printers far more powerful and much more flexible. Specifically, we've designed a set of new software packages that we call PSA Software.

   These software packages are filled with versatile printer options - a rich set of industry standard graphics languages - numerous emulations for the most popular line matrix and laser printers - and a remarkable set of international fonts.

   These font sets and their supporting software are unusually powerful. For instance, in the Arabic and Thai font sets, the way the characters are printed is dynamically changed based on the order of the characters in the text. And there are four sets of Kanji fonts - for Japan, Korea, Taiwan, and the People's Republic of China. These Kanji sets contain from eight thousand to ten thousand ideographs, which are extraordinarily complex. Font sets are also included for the Hebrew, Greek, Cyrillic, and Turkish languages.

   Stay tuned. More PSA Software packages are on the way.

TYPICAL CUSTOMER APPLICATIONS

  o Bar code shipping labels

  o Chemical drum labels

  o Production/Inventory tracking labels

  o Automotive compliance labels

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION

RESULTS OF OPERATIONS

NET SALES

Fiscal 1996 revenue reached a new Company high at $159.3 million, increasing 9% from fiscal 1995. Products released this year include the L1024 continuous form laser printer, the ProLine Series 5 family of line matrix products, and the ThermaLine family of thermal products. Revenue from these products is expected to represent approximately 75% of total sales in fiscal 1997.

This year's revenue increase came from sales growth in the Company's line matrix and continuous form laser products in both OEM and distribution channels. The introduction of the Company's fifth generation ProLine Series 5 line matrix products drove the $5.2 million growth in line matrix revenue, and sales of this new product line continue to grow, ending the year with revenue of $23.3 million or 15% of sales. Rising demand for the new ProLine Series did, however, result in a decline in mature product sales, as these products were being discontinued towards the end of the fiscal year. Higher sales of continuous form laser products also contributed to sales growth with the L5031 and L1024 products leading the $8.0 million jump in fiscal 1996 laser revenue. International sales totaled $65.9 million compared with $56.4 million in fiscal 1995. International sales growth has come from Printronix's growing presence in key international markets which resulted in greater sales to our OEM and distribution customers in those markets.

Fiscal 1995 revenue of $146.6 million was up $39.2 million or 36% over fiscal 1994 sales of $107.4 million. Year-to-year revenue growth came from line matrix, laser and thermal product families. Line matrix product sales grew 41% over 1994 and were driven primarily by higher sales of the P4280 and P9212 printers to the Company's major OEM customers. Higher revenue levels were also achieved through the Company's laser and thermal printer markets, which combined with greater sales of the Company's Genuine Printronix Supplies, led to laser and thermal product revenue growth of 15% over 1994. International sales grew to $56.4 million in fiscal 1995, a $15.5 million or 38% increase compared with fiscal 1994 sales of $40.9 million.

GROSS PROFIT

Gross profit as a percentage of sales was 24% in fiscal 1996 compared with 26% in fiscal 1995. The decline in gross profit percentage resulted primarily from start-up costs related to the development and production ramp-up of the ProLine Series product family. The majority of start-up costs were related to establishing suppliers for new component parts, (including controller boards), developing new production processes for the printer hammerbank, integrating new equipment into the production process, and training employees.

Gross profit as a percentage of sales grew to 26% in fiscal 1995 compared with 25% in fiscal 1994. The higher gross profit percentage reflected manufacturing improvements achieved during fiscal 1995, including: 1) lower overhead expenses resulting from the consolidation of multiple factory operations in Irvine into a single production facility during the prior fiscal year; 2) reduced inventory costs driven by improved Just-In-Time inventory processes; and 3) production volume efficiencies associated with the increase in sales over the prior year.

OPERATING EXPENSES

Engineering and development spending increased to $13.7 million compared with $12.7 million in fiscal 1995, and as a percentage of sales, remained flat at 8.6%. The growth in engineering spending reflects additional investment required to launch and support products in all three of the Company's technologies introduced during fiscal 1996.

In fiscal 1995, the Company spent $12.7 million on engineering and development compared with $10.2 million in fiscal 1994.

NET SALES ($ in millions)                 SALES PER EMPLOYEE
                                          ($ in thousands)


     [GRAPH]                                    [GRAPH]

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION

The growth in engineering and development spending over fiscal 1994 resulted partly from higher OEM customization requirements and partly from early development of ProLine Series 5 products.

Selling, general and administrative spending increased slightly to $17.5 million compared with $17.3 million in fiscal 1995, while spending as a percentage of sales decreased to 11% of sales compared with 12% in fiscal 1995. Spending remained essentially flat with the prior year as the Company was able to control sales and marketing expenses for new products by minimizing administrative costs.


Selling, general and administrative expense, as a percentage of sales, fell to 12% in fiscal 1995 compared with 13% in fiscal 1994. Total dollar spending in fiscal 1995 compared with fiscal 1994 increased $3.4 million, or 25%. The growth in spending over fiscal 1994 resulted primarily from increased sales and marketing costs associated with a 36% increase in sales.

OTHER INCOME AND EXPENSE

Foreign currency remeasurement losses were $45,000 in fiscal 1996 compared with $723,000 in fiscal 1995 and $68,000 in fiscal 1994. The decline in the current year's foreign currency loss compared with fiscal 1995 was due to a stabilization of the United States dollar versus foreign currencies.

Interest income in fiscal 1996, net of interest expense, increased $0.3 million compared with fiscal 1995 due to increased interest income earned from higher average cash balances, combined with a slight decline in interest expense resulting from declining debt levels. Interest expense in fiscal 1995 decreased $0.3 million compared with fiscal 1994 due primarily to lower average debt requirements.

INCOME TAXES

The Company currently has available a net operating loss carryforward of $33.9 million for Federal income tax purposes. Accordingly, there were no Federal taxes owed for fiscal years 1996, 1995 and 1994. The provision for taxes allows for certain state and foreign income taxes.

SUPPLEMENTAL INFORMATION

Fiscal years 1996 and 1994 utilized a fifty-two week period compared with a fifty-three week period for fiscal 1995.

All stockholders' equity and share data presented have been retroactively adjusted to reflect stock split-ups effected in the form of fifty percent (50%) stock dividends distributed in June 1996, and December 1994. (see note 1).

Effective March 30, 1996, the Company will be required to adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The statement requires that impairment losses for long-lived assets and identifiable intangibles to be held and used be based on the fair value of the asset. The statement also requires that these assets be reported at the lower of carrying amount or fair value less cost to sell. The Company believes that adoption of this statement will not have a material effect on the Company's financial position.

Accounting for Stock-Based Compensation, SFAS No. 123, was issued in October 1995 and will be effective for the Company's fiscal year beginning March 30, 1996. The Company intends to continue using the measurement prescribed by the former standard (APB Opinion No. 25), and accordingly, this pronouncement will not have a material effect on the Company's financial position or results of operations.

The Company believes that the effects of inflation on its operations and financial condition are minimal.


                              OPERATING EXPENSE %

                                    [GRAPH]



                           NET INCOME ($ in millions)

                                    [GRAPH]

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION

LIQUIDITY AND CAPITAL RESOURCES

Cash, net of short-term debt, totaled $6.3 million at the end of fiscal 1996 compared with $8.1 at the end of fiscal 1995. The decrease in net cash was due primarily to $9.8 million in capital expenditures and a $3.6 million increase in inventory.

Capital expenditures during fiscal 1996 consisted primarily of $5.2 million for manufacturing equipment in the Company's Irvine and Singapore facilities required for the production of new ProLine Series 5 products. An additional $1.9 million in capital expenditures were incurred for personal computers, computer servers and project costs for an upgrade to a client/server information system, along with $0.4 million in surface-mount technology equipment in Singapore. All of these factors contributed to the higher capital investment level in fiscal 1996. In fiscal 1995, purchases of property and equipment totaled $5.3 million and consisted primarily of investment in manufacturing equipment for the production of new line matrix and laser products.

Increases in fiscal 1996 year-end inventory were driven by higher levels of line matrix printers resulting from the production ramp-up of ProLine products required to meet growing customer demand. However, during the fourth quarter the Company did not achieve planned finished goods production levels, thereby creating an increase in work-in-process at fiscal year-end. In addition, certain laser and printer supplies inventory was also higher due, in part, to sales of these products being lower than expected.

Subsequent to year-end the Company entered into an agreement to purchase a new manufacturing facility in Singapore. This state-of-the-art facility is expected to result in capital expenditures of $3.8 million for the building with an additional $2.0 million in building improvements. The Company has secured a five-year term loan of $5.0 million in anticipation of financing 86% of the total cost. The Company expects to take possession of the building in the first quarter of fiscal 1997 (see note 7).

Unsecured lines of credit at March 29, 1996 totaled $10.7 million of which $8.6 million was eligible for borrowing (see note 6). The Company also has $0.2 million of outstanding borrowing related to equipment financing, which is collateralized by certain of the Company's fixed assets.

At the end of fiscal 1996, the Company continues to reserve $0.2 million for an environmental issue associated with the closing down of the Company's Irvine hammerbank factory in fiscal 1994 (see note 2).

The Company believes that its internally-generated funds, together with available bank credit agreements, will adequately provide for working capital requirements, capital expenditures and engineering and development needs through fiscal 1997.


INVENTORY TURNS                           CAPITAL INVESTMENT
                                          ($ in millions)


   [GRAPH]                                     [GRAPH]

CONSOLIDATED BALANCE SHEETS
As of March 29, 1996 and March 31, 1995    ($ IN THOUSANDS, EXCEPT SHARE DATA)
- -------------------------------------------------------------------------------

ASSETS                                                                 1996          1995
- ------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                        $  6,486      $  8,345
  Accounts receivable, net of allowance for doubtful
     accounts of $937 in 1996 and $908 in 1995                       23,576        22,305
  Inventories
     Raw materials, subassemblies and work in process                18,969        16,139
     Finished goods                                                   3,741         2,959
                                                                   -----------------------
                                                                     22,710        19,098
  Prepaid expenses                                                      753           715
                                                                   -----------------------
Total Current Assets                                                 53,525        50,463
                                                                   -----------------------

Property and Equipment, at cost
  Machinery and equipment                                            33,010        26,809
  Furniture and fixtures                                             12,864        12,037
  Leasehold improvements                                              3,448         3,311
                                                                   -----------------------
                                                                     49,322        42,157
Less: Accumulated Depreciation and Amortization                     (33,968)      (31,215)
                                                                   -----------------------
                                                                     15,354        10,942
Other Assets                                                            251           270
                                                                   -----------------------
Total Assets                                                       $ 69,130      $ 61,675
==========================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
- ------------------------------------------------------------------------------------------
Current Liabilities
  Short-term debt                                                  $    205      $    257
  Accounts payable                                                   11,846        11,192
  Accrued expenses
     Payroll and employee benefits                                    3,492         3,758
     Warranty                                                         1,136         1,136
     Environmental                                                      214           214
     Restructuring                                                       --            93
     Other                                                            1,018         1,619
  Accrued income taxes                                                  329           379
                                                                   -----------------------
Total Current Liabilities                                            18,240        18,648
                                                                   -----------------------
Other Long-Term Liabilities                                             817         1,485
                                                                   -----------------------
Stockholders' Equity
  Common stock, $0.01 par value
     (Authorized 27,000,000 shares; issued and outstanding
          7,823,366 shares in 1996 and 7,458,842 shares in 1995)         78            75
  Additional paid-in capital                                         29,125        27,368
  Retained earnings                                                  20,870        14,099
                                                                   -----------------------
Total Stockholders' Equity                                           50,073        41,542
                                                                   -----------------------
Total Liabilities and Stockholders' Equity                         $ 69,130      $ 61,675
==========================================================================================

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF INCOME
For each of the three years in the period
ended March 29, 1996                         ($ IN THOUSANDS, EXCEPT SHARE DATA)
- --------------------------------------------------------------------------------

                                             March 29                March 31                March 25
                                                 1996         %          1995         %          1994         %
- ---------------------------------------------------------------------------------------------------------------
Net sales                                   $ 159,261               $ 146,589               $ 107,419
Cost of sales                                 121,765                 108,621                  81,039
                                            -------------------------------------------------------------------
Gross profit                                   37,496     23.5%        37,968     25.9%        26,380     24.6%
                                            -------------------------------------------------------------------
Operating expenses
    Engineering and development                13,694      8.6%        12,666      8.6%        10,201      9.5%
    Selling, general &
      administrative                           17,457     11.0%        17,322     11.8%        13,877     12.9%
                                            -------------------------------------------------------------------
                                               31,151     19.6%        29,988     20.5%        24,078     22.4%
                                            -------------------------------------------------------------------
Income from operations                          6,345      4.0%         7,980      5.4%         2,302      2.1%
Foreign currency remeasurement
  loss                                            (45)                   (723)                    (68)
Interest income (expense), net                    445                     113                    (186)
Other income, net                                 182                      85                       6
                                            -------------------------------------------------------------------
Income before taxes                             6,927      4.3%         7,455      5.1%         2,054      1.9%
Provision for taxes                               156                     295                     185
                                            -------------------------------------------------------------------
Net income                                  $   6,771      4.3%     $   7,160      4.9%     $   1,869      1.7%
                                            ===================================================================
Net Income per share
    Primary                                 $    0.82               $    0.90               $    0.26
    Fully diluted                           $    0.82               $    0.89               $    0.25
Weighted average common
    shares & common stock
    equivalents outstanding
    Primary                                 8,246,454               7,987,176               7,272,392
    Fully diluted                           8,246,454               8,073,582               7,457,583


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For each of the three years in the period
ended March 29, 1996                         ($ IN THOUSANDS, EXCEPT SHARE DATA)
- --------------------------------------------------------------------------------

COMMON STOCK
                                                 Number of                Additional   Retained
                                                    Shares   Amount  Paid-in Capital   Earnings
- -----------------------------------------------------------------------------------------------
BALANCE, MARCH 26, 1993                          6,945,650      $69          $25,305   $ 5,070
   Issuance of common stock                         32,584        1               76        --
   Repurchase and retirement of
    common stock                                    (6,750)      --              (24)       --
   Net income                                           --       --               --     1,869
- -----------------------------------------------------------------------------------------------

BALANCE, MARCH 25, 1994                          6,971,484       70           25,357     6,939
   Issuance of common stock                        487,460        5            1,194        --
   Compensation expense for
    stock options and restricted stock                 --        --              736        --
   Purchase price of vested portion
    of restricted stock                                --        --               83        --
   Redemption and retirement of
    fractional common shares                         (102)       --               (2)       --
   Net income                                          --        --               --     7,160
- -----------------------------------------------------------------------------------------------

BALANCE, MARCH 31, 1995                          7,458,842       75           27,368    14,099
   Issuance of common stock                        364,524        3              890        --
   Compensation expense for
    restricted stock                                    --       --              784        --
   Purchase price of vested
    portion of restricted stock                         --       --               83        --
   Net income                                           --       --               --     6,771
- -----------------------------------------------------------------------------------------------

BALANCE, MARCH 29, 1996                          7,823,366      $78          $29,125   $20,870
===============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For each of the three years in the period ended March 29, 1996  ($ IN THOUSANDS)

                                                                   March 29         March 31         March 25
                                                                       1996             1995             1994
                                                                ---------------------------------------------
Cash flows from operating activities :
    Net income                                                    $ 6,771          $ 7,160          $ 1,869
    Adjustments to reconcile net income to net
        cash provided by operating activities :
         Depreciation and amortization                              5,626            4,952            4,462
         (Gain)/loss on sale of property and equipment                (12)              55               36
         Compensation expense for stock options
            & restricted stock                                        784              736               --
         Changes in assets and liabilities :
             Accounts receivable                                   (1,274)          (2,939)          (5,052)
             Inventories                                           (3,612)          (2,458)           1,875
             Accounts payable                                         654            1,716            2,166
             Accrued income taxes                                     (50)             178              (98)
             Accrued restructuring expenses                           (93)            (389)          (1,420)
             Accrued environmental expenses                            --              (36)             250
             Accrued warranty expenses                                 --              367               --
             Other long-term liabilities                             (668)            (109)              (2)
             Other current assets and liabilities, net               (905)           2,478             (630)
             Other, net                                                19             (105)             (52)
                                                                ---------------------------------------------
Net cash provided by operating activities                           7,240           11,606            3,404
                                                                ---------------------------------------------
Cash flows from investing activities :
    Purchase of property and equipment                             (9,796)          (5,262)          (4,995)
    Sale of building                                                   --               --              766
    Proceeds from disposition of property and equipment               178              180              182
                                                                ---------------------------------------------
Net cash used in investing activities                              (9,618)          (5,082)          (4,047)
                                                                ---------------------------------------------
Cash flows from financing activities :
    Payments under credit facility, net                                --             (543)            (634)
    Payments against debt borrowing                                  (460)            (357)            (328)
    Issuance (payment) of short term loan                              --           (2,100)           2,100
    Proceeds from issuance of common stock                            979            1,219               78
    Repurchase and retirement of common stock                          --               (2)             (24)
                                                                ---------------------------------------------
Net cash provided by (used in) financing activities                   519           (1,783)           1,192
                                                                ---------------------------------------------
Increase (decrease) in cash and cash equivalents                   (1,859)           4,741              549

Cash and cash equivalents at beginning of year                      8,345            3,604            3,055
                                                                ---------------------------------------------
Cash and cash equivalents at end of year                          $ 6,486          $ 8,345          $ 3,604
                                                                ---------------------------------------------
Supplementary disclosures of cash flow information :
    Interest paid                                                 $   534          $   105          $   164
    Taxes paid                                                    $   498          $   112          $   176

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 29, 1996 and March 31, 1995 and for each of the three years in the period ended March 29, 1996

NOTE 1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -

GENERAL -

Printronix, Inc. was incorporated in California in 1974 and was reincorporated in Delaware in December 1986. The Company designs, manufactures, and markets medium and high speed printers which support a wide range of computer systems and software platforms. Printronix printers produce "hard copy" through the application of impact, laser, and thermal technologies. The Company's product line is designed primarily for business and industrial applications, quickly and reliably producing every type of printed computer output, from reports and graphics to bar code labels. The Company also produces and markets the Intelligent Graphics Printing (IGP(TM)) which resides in the printer, enabling it to produce bar codes, forms, and logos.

BASIS OF CONSOLIDATION -

The consolidated financial statements include the accounts of the Company, Printronix, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

ACCOUNTING PERIOD -

The Company utilizes a fifty-two, fifty-three week fiscal year ending on the last Friday of March. The Company is reporting a fifty-two week fiscal year for the period ended March 29, 1996, compared with a fifty-three week fiscal year for the period ended March 31, 1995 and a fifty-two week fiscal year for the period ended March 25, 1994.

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

PROPERTY AND EQUIPMENT -

Depreciation and amortization of property and equipment are provided using the straight-line method over the following estimated useful lives:

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

SALES RECOGNITION -

Sales are recorded as of the date shipments are made to customers. The Company's products are sold primarily to customers in the computer and bar code industry and accordingly, the majority of the Company's accounts receivable are concentrated among such customers. Sales returns and allowances are reflected as a reduction in sales and reflected in inventory at cost or expected net realizable value, whichever is lower. Every six months the Company allows North American distributors a stock rotation, whereby 2% of the prior six months sales can be returned, subject to various limitations, in exchange for other products. The Company has not experienced sales returns of a material amount, as they are limited to the utilized portion of the 2% stock rotation for North American distributor revenue. Products that are defective upon arrival are handled under the Company's warranty policy.

INCOME ON MAINTENANCE CONTRACTS -

The Company generates income on extended maintenance contracts through the sale of the service obligation to a third party provider. The third party provider is responsible for the performance of all maintenance services for the contract period. The income on such contracts is recognized fully in the period the contract is sold to the third party provider as the Company assumes no further material obligation after the date of sale. Revenue generated from maintenance contracts was less than 2% of total sales in fiscal years 1996, 1995, and 1994.

WARRANTY COSTS -

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

The Company accounts for income taxes in accordance with SFAS No. 109. SFAS No. 109 requires the use of the asset and liability method for financial accounting and reporting for income taxes, and further prescribes that current and deferred tax balances be determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse.

ENGINEERING AND DEVELOPMENT -

Company-funded engineering and development costs are expensed as incurred. A substantial portion of the engineering and development expense is related to developing new products and making significant improvements to existing products or processes.

DIVIDENDS -

The Company has not paid cash dividends on its stock. However, in 1989, the Company declared a dividend of one common share purchase right per share of common stock (see note 5 (b)).

RECLASSIFICATIONS -
Certain amounts for previous fiscal years have been reclassified to conform with the fiscal 1996 presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 29, 1996 and March 31, 1995 and for each of the three years in the period ended March 29, 1996


EARNINGS PER COMMON SHARE -

Earnings per common share are calculated using the weighted average number of shares outstanding and the dilutive effects of stock options, using the treasury stock method.

USE OF ESTIMATES -

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CAPITAL STOCK -

Subsequent to the Company's fiscal year-end, the Board of Directors declared a stock split effected in the form of a fifty percent (50%) stock dividend of the Company's common stock. This stock dividend resulted in a distribution of 2,622,494 common shares on June 10, 1996. Retroactive effect has been given to the dividend in stockholders' equity as of March 29, 1996, and in all share, price, and per share data in the accompanying financial statements. In fiscal 1995 a similar stock split effected in the form of a fifty percent (50%) stock dividend was declared, resulting in the distribution of 2,478,750 shares of common stock on December 21, 1994. This stock split was treated the same as noted above.

NEW PRONOUNCEMENTS -

Effective March 30, 1996, the Company will be required to adopt SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The statement requires that impairment losses for long-lived assets and identifiable intangibles to be held and used be based on the fair value of the asset. The statement also requires that these assets be reported at the lower of carrying amount or fair value less cost to sell. The Company believes that adoption of this statement will not have a material effect on the Company's financial position.

Effective March 30, 1996, the Company will be required to adopt SFAS No. 123, "Accounting for Stock-Based Compensation." The statement requires, at a minimum, new disclosures regarding employee and non-employee stock-based compensation plans and recommends that companies change how they previously accounted for these plans by recording compensation expense based on the intrinsic value of the options. The statement requires companies who do not change their accounting in accordance with this new pronouncement to disclose what their earnings and earnings per share would have been had they changed. The Company intends to continue using the measurement prescribed by the former standard, and accordingly, this pronouncement will not have a material effect on the Company's financial position or results of operations.

NOTE 2 - COMMITMENTS AND CONTINGENCIES -

OPERATING LEASES -

The Company conducts its operations using leased facilities under non-cancelable operating leases which expire at various dates from fiscal years 1997 through 2000.

The following is a summary of rental expense of non-cancelable building and equipment operating leases incurred for each of the three years in the period ended March 29, 1996:

($ in thousands)                        1996             1995             1994
- ------------------------------------------------------------------------------
Gross rental expenses                  $3,703          $3,343           $3,279

Less: sublease rental income              (82)            (76)             (38)
- ------------------------------------------------------------------------------
Net rental expense                     $3,621          $3,267           $3,241

The minimum rental commitments required under existing non-cancelable operating leases for each fiscal year are as follows: ($ in thousands)

 1997         1998        1999          2000          2001          Total
 -------------------------------------------------------------------------
 $3,429      $1,975      $  403        $   18           --          $5,825


OTHER LONG-TERM LIABILITIES -

During fiscal 1996, the Company settled a tax issue related to a past acquisition. This issue is now closed and resulted in a Federal tax payment of $177,000 and interest of $491,000 which was charged against other long-term liabilities. The remaining amount is reserved for potential liabilities related to other ongoing tax issues.

NOTE 3.  401(K) SAVINGS AND PROFIT SHARING PLANS -

Effective January 1, 1985, the Company adopted a 401(k) Savings and Investment Plan (the "401(k) Plan"), for all employees working a minimum of 1,000 hours per year, which is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Internal Revenue Code. All United States employees (including officers, but not outside directors) may contribute from 1% to 17% of compensation per week (subject to certain limitations) on a tax-free basis through a "salary reduction" arrangement. The Company matches employee contributions up to a maximum of 2% of salary or one thousand dollars per year, whichever is less. Employee contributions are always 100% vested. All Company contributions become fully vested after four full years of employment. Company contributions to the 401(k) plan were $306,000, $286,000, and $282,000 for fiscal years 1996, 1995, and 1994, respectively.

The Company also maintains a discretionary worldwide profit-sharing plan for qualified employees. Employees who have been with the Company for 90 days of continuous service are eligible to participate in the profit sharing plan. The Company allocates a percentage of pre-tax profits to a profit sharing pool which is then distributed to employees pro rata based on quarterly salary. In addition, certain executives are eligible to participate in a bonus plan which is subject to achieving specific operating performance targets established by the Board of Directors. Company contributions to these plans were $2.4 million, $2.6 million, and $0.6 million for fiscal years 1996, 1995, and 1994, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 29, 1996 and March 31, 1995 and for each of the three years in the period ended March 29, 1996
- ------------------------------------------------------------------------------

NOTE 4.  SEGMENT DATA AND EXPORT SALES - ($ IN THOUSANDS)

Printronix operates in one industry segment - the design, manufacture and marketing of medium and high speed printers which support a wide range of computer systems and software platforms. Regional segment data is as follows:


                              THE        EUROPE, AFRICA,
1996                        AMERICAS  AND THE MIDDLE EAST      ASIA      ELIMINATIONS    CONSOLIDATED
- -----------------------------------------------------------------------------------------------------
Revenues:
  Net sales                 $116,368        $34,712           $ 8,181      $     --        $159,261
  Transfers between
    geographic locations      18,487            403            38,737        (57,627)            --
                            -------------------------------------------------------------------------
                             134,855         35,115            46,918        (57,627)      $159,261

Income from operations      $  2,811        $ 2,441           $ 1,093      $      --       $  6,345
Identifiable assets         $ 43,380        $10,795           $14,955      $      --       $ 69,130

1995
- -----------------------------------------------------------------------------------------------------
Revenues:
  Net sales                 $113,417        $27,414           $ 5,758      $     --        $146,589
  Transfers between
    geographic locations      11,038            446            40,392        (51,876)            --
                            -------------------------------------------------------------------------
                             124,455         27,860            46,150        (51,876)       146,589

Income from operations      $  3,620        $ 3,515           $   845      $      --       $  7,980
Identifiable assets         $ 40,899        $ 8,836           $11,940      $      --       $ 61,675

1994
- -----------------------------------------------------------------------------------------------------
Revenues:
  Net sales                 $ 80,717        $21,174           $ 5,528      $     --        $107,419
  Transfers between
    geographic locations      11,366            220            26,667        (38,253)            --
                            -------------------------------------------------------------------------
                              92,083         21,394            32,195        (38,253)       107,419

Income from operations      $     94        $ 1,800           $   408      $      --       $  2,302
Identifiable assets         $ 33,665        $ 8,064           $10,187      $      --       $ 51,916


Geographic information is based upon the principal location of the Company's operations and not necessarily on the location of the customers. Transfers between geographic locations are billed at manufacturing costs plus a margin representing a reasonable rate of return for activities performed. Certain operating expenses have been redistributed among geographic regions to reflect a reasonable allocation of operating expenses which support worldwide operations.

The Americas' sales included export sales of approximately $22.9 million, $23.2 million, and $14.2 million for fiscal years 1996, 1995, and 1994, respectively. Export sales are principally to Europe, Canada, and Asia. Increases in export sales during fiscal 1996 and 1995 compared with fiscal 1994 were due to higher shipments of product to major OEMs with operations located outside the United States.

In fiscal 1996, the Company had two customers each of which represented more than 10 percent of consolidated net sales. Sales to the largest customer, IBM, represented 30 percent, 29 percent, and 11 percent of net sales for fiscal years 1996, 1995, and 1994, respectively. On a geographic basis, fiscal 1996 sales to IBM represented 33 percent of domestic and 26 percent of international net sales. Sales to the second largest customer represented 10 percent, 11 percent, and 15 percent of net sales for fiscal years 1996, 1995, and 1994, respectively. A significant decline in sales to either customer could have an adverse effect on the Company's operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 29, 1996 and March 31, 1995 and for each of the three years in the period ended March 29, 1996

NOTE 5.  STOCK OPTION PLANS AND COMMON SHARE PURCHASE RIGHTS -

(A) STOCK AWARDS -

The Company has one stock option plan under which options may be granted to purchase shares of its common stock. A total of 1,125,000 shares is authorized for issuance under this plan. An additional plan which expired April 30, 1994 has options outstanding, but no further options may be granted under this plan.

Options under the plans are generally granted at prices not less than the fair market value of the common stock on the date of grant and can become exercisable in installments at dates ranging from one to ten years from the date of grant, as determined by the Stock Option Committee of the Board of Directors. Generally, outstanding options become exercisable at the rate of 25 percent per year, and expire five years from the date of grant.

The following is a summary of the transactions, including restricted stock, relating to the plans for the year ended March 29, 1996:

COMMON STOCK OPTIONS                               SHARES               PRICE
- ----------------------------------------------------------------------------------
Beginning, outstanding                             920,354         $ 1.95 - $13.11
Granted                                            430,553          11.00 -  19.67
Exercised                                         (366,060)          2.00 -   4.00
Canceled                                           (21,519)          2.00 -  13.33
- ----------------------------------------------------------------------------------
Ending, outstanding                                963,328         $ 1.95 - $19.67

As of March 29, 1996, options to acquire 180,251 shares were exercisable, and options to acquire 463,304 shares remained available to grant.

Under the 1984 Stock Incentive Plan, grants of restricted stock can be made at any price. The Company has sold stock to certain officers and key employees. The shares issued under the plan are subject to repurchase agreements which lapse over an extended period not exceeding seven years if certain Company profitability performance measures are met. In fiscal 1991, 258,750 shares were issued under the plan and an additional 112,500 shares were issued in fiscal 1993. The excess of the fair market value on the date of vesting over the purchase price is charged to operations as compensation expense as the restrictions lapse. In each of fiscal 1996 and 1995, 92,813 or 25 percent of the issued shares vested, with $784,000 and $681,000 respectively charged to operations. There were no charges to operations in fiscal year 1994 as the required performance objectives were not met.

(B) COMMON SHARE PURCHASE RIGHTS -

On March 16, 1989, the Company declared a dividend payable on April 4, 1989 of 10,311,603 Common Share Purchase Rights.

Each right, when exercisable, entitles a stockholder to buy one share of the Company's common stock at an exercise price of $15.55, subject to adjustment. The rights become exercisable ten days after certain persons or groups announce acquisition of 20 percent or more, or announce an offer for 30 percent or more, of the Company's common stock. The rights are nonvoting, expire in ten years and may be redeemed prior to becoming exercisable. In the event that the Company was acquired in a merger or other business combination, each outstanding right would entitle a holder to purchase, at the then current exercise price, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. The foregoing is a general description only and is subject to the detailed terms and conditions set forth in the Common Share Rights Agreement, dated as of March 17, 1989, between the Company and Chemical Trust Company of California.

NOTE 6.  BANK BORROWING AND DEBT ARRANGEMENTS -

The Company maintains an unsecured line of credit of $7.5 million with a United States bank. The credit agreement generally provides for interest at the prime rate or LIBOR plus 2%, contains certain standard financial and non-financial covenants, provides for an annual commitment fee of 1/2 percent of the unused portion of the line, and is renewable in September 1996. At the end of fiscal years 1996 and 1995, there were no cash borrowings against this line of credit.

At March 29, 1996, one of the Company's foreign subsidiaries maintained unsecured lines of credit with foreign banks of $3.2 million which include a standby Letter of Credit of $1.8 million, and additional restrictions on the available credit balance of $339,000 relating to import letters of credit and bank guarantees for building leases and utilities in Singapore. These credit facilities are subject to parent guarantees, require payment of certain loan fees, and provide for interest at approximately 3/4 to 1 percent above the bank's cost of raising capital. At the end of fiscal years 1996 and 1995, there were no cash borrowings against this line of credit.

In fiscal 1996 the Company paid down the remaining balance of short-term equipment financing. Outstanding borrowings related to this were $257,000 at the end of 1995. During fiscal 1996, the Company arranged additional equipment financing for $409,000 with an imputed interest rate of 8 percent. The remaining principal balance of $205,000 is due and payable in equal installments through fiscal year 1997 and is collateralized by certain of the Company's fixed assets.

NOTE 7.  EVENT (UNAUDITED) SUBSEQUENT TO DATE OF AUDITORS' REPORT -

Subsequent to year-end, the Company completed an agreement to secure a five-year term loan of $5.0 million to acquire a manufacturing facility in Singapore. The Company expects to finance 86 percent of the building costs, consisting of $3.8 million for the purchase of the facility, and an additional $2.0 million for building improvements. The Company expects to take possession of the new facility in the first quarter of fiscal 1997.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 29, 1996 and March 31, 1995 and for each of the three years in the period ended March 29, 1996

NOTE 8.  INCOME TAXES -

TAX PROVISION    ($ IN THOUSANDS)                                       1996            1995              1994
- ---------------------------------------------------------------------------------------------------------------
Current
   Federal                                                          $     (6)        $   100          $     --
   State                                                                 (22)            158                36
   Foreign                                                               184              37               149
- ---------------------------------------------------------------------------------------------------------------
Total                                                               $    156         $   295          $    185

COMPONENTS OF
INCOME (LOSS) BEFORE TAXES    ($ IN THOUSANDS)                          1996             1995             1994
- ---------------------------------------------------------------------------------------------------------------
United States                                                       $  4,215         $  2,363         $  2,591
Foreign                                                                2,712            5,092             (537)
- ---------------------------------------------------------------------------------------------------------------
Total                                                               $  6,927         $  7,455         $  2,054

Amounts for tax provision and components of income (loss) before taxes shown in the two tables above are classified based on location of the taxing authority and not on geographic region.

DEFERRED INCOME TAX PROVISION    ($ IN THOUSANDS)                       1996             1995             1994
- ---------------------------------------------------------------------------------------------------------------
Tax depreciation over (under) depreciation
   for financial reporting purposes                                 $     65         $    (72)        $   (174)

Inventory costs (capitalized) expensed on the
   tax return and (expensed) capitalized for
   financial reporting                                                  (114)             (50)             133
Decrease (increase) in liability reserves                              1,176              (95)           1,261
Net operating income (loss)                                           (1,873)           1,352             (800)
Foreign tax credit expiration                                          2,700
Valuation reserve                                                     (1,954)          (1,135)            (420)
- ---------------------------------------------------------------------------------------------------------------
Total                                                               $     --         $     --         $     --

Deferred income taxes are not provided on the undistributed earnings (which totaled approximately $37.2 million as of March 29, 1996) of the Company's foreign subsidiaries as the Company intends to reinvest these earnings indefinitely outside of the United States. Deferred income taxes result from differences in the timing of reporting income and expenses for financial statement and income tax reporting purposes.


DEFERRED INCOME TAX ASSET    ($ IN THOUSANDS)                           1996             1995
- ----------------------------------------------------------------------------------------------
Tax depreciation over depreciation
   for financial reporting purposes                                 $    210         $    145
Inventory costs capitalized on tax return
   and expensed for financial reporting                                 (654)            (540)
Liability reserves                                                      (545)          (1,721)
Net operating loss carryforward                                      (11,937)         (10,064)
Foreign tax credit                                                        --           (2,700)
AMT credit carryforward                                                  (37)              --
- ----------------------------------------------------------------------------------------------
Gross deferred tax asset                                             (12,963)         (14,880)
Valuation reserve                                                     12,926           14,880
- ----------------------------------------------------------------------------------------------
Total                                                               $    (37)        $     --

At March 29, 1996, the Company had available net operating loss carryforwards for Federal income tax purposes of approximately $33.9 million expiring in 2002 to 2010. Approximately $2.7 million of the valuation reserve for the net operating loss carryforward is related to deduction of stock options and will be allocated directly to capital when utilized. The Company also had certain state operating loss carryforwards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 29, 1996 and March 31, 1995 and for each of the three years in the period ended March 29, 1996

NOTE 8.  INCOME TAXES (CONTINUED) -

RECONCILIATION OF EFFECTIVE
TAX RATE TO STATUTORY                                           1996                  1995                  1994
FEDERAL TAX RATE OF 34% ($ IN THOUSANDS)             Amount        %       Amount        %       Amount        %
- ------------------------------------------------------------------------------------------------------------------
Provision computed at statutory rates               $ 2,355     34.0      $ 2,534     34.0      $   699     34.0
State income taxes, net
   of Federal tax (provision)/benefit                   (22)    (0.3)         126      1.7           36      1.8
Book (income) loss from which
   Federal benefit is (utilized)/not available       (1,439)   (20.8)        (672)    (9.0)         857     41.7
Rate reductions due to foreign
   operations (including carryback)                    (738)   (10.7)      (1,693)   (22.7)      (1,407)   (68.5)
- ------------------------------------------------------------------------------------------------------------------
Total                                               $   156      2.2      $   295      4.0      $   185      9.0


The Company's pioneer tax status in Singapore expired in August 1995. Earnings generated there were exempt from tax liability through that time. The aggregate dollar effect of the pioneer status was to reduce foreign taxes by $694,000, $1.0 million, and $620,000 for the fiscal years 1996, 1995, and 1994, respectively. The primary and fully diluted net income per share effects of this pioneer status would be 8 cents, 13 cents, and 8 cents for fiscal years 1996, 1995, and 1994, respectively.

The Company was subsequently granted pioneer tax status for income generated from the manufacture of new ProLine Series 5 line matrix products. The latest pioneer status is expected to take effect in June 1996 and lasts for a duration of 5 years, extendible to 8 years. The pioneer status mandates that the Company meet certain requirements, including meeting specific levels of capital investment and engineering headcount (see note 7).

NOTE 9.  ENVIRONMENTAL ASSESSMENT -

In January 1994, the Company was notified by the California Regional Water Quality Control Board - Santa Ana Region (the "Board") that groundwater monitoring reports indicated that the groundwater under one of the Company's former production plants was contaminated with various chlorinated volatile organic compounds (VOCs). Evidence adduced from site studies undertaken to date indicate that compounds containing the VOCs were not used by the Company during its tenancy, but were used by the prior tenant during its long-term occupancy of the site. The tests also indicate that the composition of the soil is such that off-site migration of contamination is very slow and contamination is most likely confined to the site.

In March 1996, the Company received a request from the Board for information regarding chemicals used by the Company or others on property adjacent to the former production plant site. Although, the Company previously used a small portion of this adjacent property primarily for office space and a machine shop, initial review indicates that the Company did not use compounds containing VOCs on this adjacent property.

Presently, the Board continues to investigate the source of the VOCs and there are currently no further orders outstanding against the Company. As of March 29, 1996, the Company has reserved $214,000 which is a reasonable estimate to cover further legal fees or any additional expenses related to environmental tests which could be requested by the Board at either site. To date, the Company has incurred only minimal expense in its initial response to the Board's request for information and for environmental testing.

The Company is convinced that it bears no responsibility for any contamination at the sites and intends to vigorously defend any action which might be brought against it in respect thereto. Furthermore, the Company believes that it has adequately accrued for any future expenditures in connection with environmental matters and that such expenditures will not have a materially adverse effect on its financial condition or results of operations.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
- --------------------------------------------------------------------------------


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF PRINTRONIX, INC.:

We have audited the accompanying consolidated balance sheets of Printronix, Inc. (a Delaware Corporation) and subsidiaries as of March 29, 1996 and March 31, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Printronix, Inc. and subsidiaries as of March 29, 1996 and March 31, 1995, and the results of their operations and their cash flows for each of the three years in the period ended March 29, 1996 in conformity with generally accepted accounting principles.



                                                            ARTHUR ANDERSEN LLP

Orange County, California
April 29, 1996


QUARTERLY DATA (DERIVED FROM AUDITED FINANCIAL STATEMENTS, EXCEPT STOCK PRICE INFORMATION)

($ IN THOUSANDS, EXCEPT SHARE AND STOCK PRICE DATA)

                                                                QUARTER
                                           --------------------------------------------------
FISCAL 1996                                  FIRST       SECOND         THIRD         FOURTH
- ---------------------------------------------------------------------------------------------
Net sales                                  $42,212      $39,509       $37,091        $40,449
Gross profit                                10,934        9,737         7,789          9,036
Net income                                   2,676        1,931           830          1,334
Earnings per share
   - primary & fully diluted               $  0.32      $  0.23       $  0.10        $  0.16

Stock Price
     high                                  $ 18.50      $ 25.50       $ 21.50        $ 15.33
     low                                   $ 12.33      $ 16.00       $  9.33        $ 10.50


                                                                QUARTER
                                           --------------------------------------------------
FISCAL 1995                                  FIRST       SECOND         THIRD         FOURTH
- ---------------------------------------------------------------------------------------------
Net sales                                  $33,465      $34,301       $37,645        $41,178
Gross profit                                 8,654        8,845         9,847         10,622
Net income                                   1,400        1,527         1,902          2,331

Earnings per share
   - primary & fully diluted               $  0.19      $  0.19       $  0.23        $  0.29

Stock Price
     high                                  $  4.33      $  9.00       $ 18.50        $ 18.83
     low                                   $  3.45      $  3.89       $  7.11        $ 11.00



Note: Earnings per share and stock price have been retroactively restated to reflect a 50% stock dividend payable June 10, 1996 to stockholders of record as of May 20, 1996.

                             CORPORATE INFORMATION
                               BOARD OF DIRECTORS

ROBERT A. KLEIST
President and Chief Executive Officer,
Printronix, Inc.

BRUCE T. COLEMAN
Chief Executive Officer, El Salto Advisors
(Advice and interim CEO services)

*JOHN R. DOUGERY
General Partner, Dougery & Wilder
(Venture capital investments)

*RALPH GABAI
President, Bi-Coastal Consulting Ltd.
(Business consulting to venture capital financed companies)

*ERWIN A. KELEN
President, Kelen Ventures
(Venture Investments)

* Member of the Audit Committee

CORPORATE OFFICERS

ROBERT A. KLEIST
President and Chief Executive Officer

J. EDWARD BELT PH.D.
Senior Vice President, Engineering,
Chief Technical Officer and Asst. Corporate Secretary

GEORGE L. HARWOOD
Senior Vice President, Finance & MIS,
Chief Financial Officer and Corporate Secretary

C. VICTOR FITZSIMMONS
Senior Vice President, Worldwide Manufacturing

RICHARD A. STEELE
Senior Vice President, Sales and Marketing

GORDON B. BARRUS
Vice President, Advanced Development

THEODORE A. CHAPMAN
Vice President, Product Development

STEVEN M. EGOL
Vice President, Sales - Asia Pacific & Latin America

NORM E. FARB PH.D.
Vice President, Strategic Technology

CLAUS HINGE
Vice President, European Sales & Marketing

PHILIP F. LOW
Vice President, Singapore Operations

JULI A. MATHEWS
Vice President, Human Resources

BRUCE E. MENN
Vice President, Product Management

CORPORATE DIRECTORY

PRINTRONIX CORPORATE OFFICES
17500 Cartwright Road, P.O. Box 19559,
Irvine, California 92713
Telephone: (714) 863-1900
Facsimile: (714) 660-8682

LEGAL COUNSEL
Kirshman & Harris
A Professional Corporation, General Counsel
11500 Olympic Blvd., Suite 605
Los Angeles, California 90064
Telephone: (310) 312-4544

INDEPENDENT AUDITORS
Arthur Andersen LLP
18500 Von Karman Ave., Suite 1100
Irvine, California 92715
Telephone: (714) 757-3100

REGISTRAR AND TRANSFER AGENT
Chemical Mellon Shareholder Services
15821 Ventura Blvd., Suite 670
Encino, California 91436

ANNUAL MEETING
Annual meeting will be held at 2:00 p.m., August 13, 1996, at Printronix Corporate Offices, located at 17500 Cartwright Road, Irvine, California

PRINTRONIX COMMON STOCK
Traded OTC, NASDAQ, National Market System,
Stock Symbol: PTNX

STOCKHOLDERS
As of March 29, 1996, there were 4,087 record holders of the Company's Common Stock.

CORPORATE AND INVESTOR INFORMATION
A copy of Printronix's annual report on Form 10-K filed with the Securities and Exchange Commission (SEC) will be furnished without charge to any stockholder. To obtain a copy, please write to:

     Investor Relations Department, Printronix, Inc.
     17500 Cartwright Road, P.O. Box 19559
     Irvine, California 92713, Telephone: (714) 863-1900

[PHOTOGRAPH]

PRINTRONIX