Form 10-K405, Exhibit 13
period 1997-03-28
PRINTRONIX INC
filed 1997-06-26
CIK 311505

                                                                      EXHIBIT 13


Printronix


1997 Annual Report

                global strategy


          industrial-strength printing

               emerging markets

                   technology leader

Highlights for the Year

o Sales up 9% to $173 million, gross margins improved from 23.5% to 26.5%

o Worldwide line matrix market share increased to 50%

o Completed line matrix product line conversion to ProLine Series 5, enhanced product line with 500 lines per minute and 1,400 lines per minute speeds, and power stacker

o First Printronix printers with Asian language printing capabilities introduced to Asian markets, Arabic printer introduced to Middle East markets

o New regional manufacturing headquarters opened in Singapore supporting Asia Pacific marketing and sales strategy

o Worldwide web site start-up, essential for global/customer strategy


Selected Financial Data

                                               $ in thousands, except share data

Fiscal Years ended March,          1997      1996        1995       1994       1993

Results of Operations
Net sales                       $173,290   $159,261   $146,589   $107,419   $ 93,864
Income (loss) from operations     11,699      6,345      7,980      2,302     (4,027)
Net income (loss)                 11,671      6,771      7,160      1,869     (2,340)
Earnings (loss) per share       $   1.40   $   0.82   $   0.89   $   0.25   $  (0.34)

Selected Balance Sheet Data
Working capital                 $ 40,247   $ 35,285   $ 31,815   $ 22,939   $ 21,748
Long-term liabilities                720        817      1,485      1,850      2,214
Total assets                      80,653     69,130     61,675     51,916     48,276

Stockholders' equity            $ 63,508   $ 50,073   $ 41,542   $ 32,366   $ 30,443


Long the technology leader, Printronix

            is also a market leader today with

                           50% of world market share in line

            matrix printers, and niche market

                                    positions in industrial-strength

Laser printers and thermal printers.

                        The Company's strategy is to grow where the

            market is growing -- globally, with emphasis on

                                     emerging countries whose

economies are expanding rapidly to meet

                        the demands of burgeoning, increasingly

                                      sophisticated populations.

                                       Our goal is basic: On-time delivery

of quality products that don't come back

                                    to customers that do -- worldwide!

To Our Shareholders



Fiscal 1997 set a new record in revenue and net income for Printronix -- our 5th consecutive growth year. The results confirmed the value of our fiscal 1996 transition to the next-generation ProLine Series 5 line matrix printers, which accounted for 67% of total sales. We also set the stage through opening of our new manufacturing complex in Singapore and significant progress on our new worldwide information system for full implementation of the Company's global marketing strategy, which we believe will propel Printronix successfully into the future.
            Revenue for fiscal 1997 grew 9% to $173.3 million as compared to fiscal 1996, while net income increased 72% to $11.7 million and earnings per share were $1.40 vs. $0.82. The gross margin increased to 26.5% from 23.5% and the net margin was 6.7% vs. 4.3%. Margin increases came from higher sales, manufacturing efficiencies and overcoming startup costs on the ProLine Series 5 printers. We are working steadily to increase margins even further while providing competitive products.
            With this success and our industry leading market share in line matrix printers, analysts ask us where new growth will occur. Our answer is basic. Through continuing investment and product enhancement, we are actively seeking to increase our market share worldwide with strategic attention focused on high-growth, emerging economies. Introduced in late fiscal 1996, ProLine Series 5 printers were already enhanced in late fiscal 1997 and we have a continuing R&D imperative to refine and upgrade our product offerings. R&D comprised over 8% of revenue in fiscal 1997, which is estimated to be nearly double the expenditures of key competitors.


                                  [PHOTOGRAPH]

The Laser Line(TM) family provides continuous forms printing with unsurpassed data intergrity for IS and industrial applications, where laser quality images are paramount.

Printronix is the leading industry supplier in the design, manufacturing and marketing of a full range of line matrix, laser and thermal printers for business and industrial applications. We distribute worldwide to OEMs, distributors and resellers.

The Thermaline(TM) family offers top quality production of bar coded thermal labels on a wide variety of materials for both on-demand and batch printing applications.

            We also are making a major investment in upgrading the Company's information system to support and control growth on a worldwide basis by installing in mid 1997 a complete new systems solution and set of applications developed by the market-leading German company, SAP. When completed, this new information system will provide all functions worldwide with integrated, real-time, online information, while attending to the specific needs of the individual regions and countries in which we operate. This project is directed to providing even greater response to our customers.
            The industry trend of outsourcing printer manufacturing by major computer hardware companies, to which we responded by doubling R&D, has benefited Printronix significantly. We have become a vital supplier to many of the leading computer system original equipment manufacturers (OEM) around the world. Sales to OEMs comprised 47% of total revenues in fiscal 1997.


                                  {PHOTOGRAPH]

"Printronix is a clear market Leader with 50% of world market share in Line matrix printers."

The ProLine Series 5 is the fifth generation successor to the line matrix technology that we invented, when the Company was founded over 20 years ago. Some of those original printers are still in operation. Today, ProLine Series 5 printers are the predominant choice for print jobs that demand the utmost in reliability and durability.

            At our Asia Pacific regional operations in Singapore, we opened a new $7-million manufacturing and distribution facility in November 1996, outfitted with the latest computer-aided manufacturing equipment to enhance our manufacturing and distribution presence for Southeast Asia, paralleling our capabilities in California. We plan to serve Asia Pacific markets with their rapidly growing economies from this Singapore facility. In the Netherlands, we receive and warehouse manufactured printers called "printer plains," which we customize to order for quick shipment to Europe, Middle East and Africa markets.
            Sales in fiscal 1997 grew 3% in the Americas, but at the rate of 17% in Europe, the Middle East and Africa, and at the even higher rate of 26% in the Asia Pacific region. Asia Pacific accounted for 6% of revenue in fiscal 1997, but it has the potential to account for up to 30% of revenue in five years based upon the dynamics of the region's economies. Sales outside the United States totaled 44% in fiscal 1997.
            The facts pointing to the future are clear. Analysis shows that emerging markets, which we have targeted through our global strategy, have 85% of the world's population and the highest gross domestic product growth rates. Our marketing efforts now include China, Indonesia, Thailand, Korea, Malaysia, the Philippines, Singapore, Pakistan, and India.

                                  [PHOTOGRAPH]
MARKETS

The Netherlands is our focal point for staging, customizing and quick-shipping of printers destined for the growth in Europe, Africa and Middle East markets.

In the United States and Western Europe, we have a leading market share, while growth is steady but slow. We are focusing new energies on emerging countries with higher gross domestic product growth rates to capture our fair share in these markets.

            Our printers are useful throughout the world -- as long as they print the local language. A major enhancement in fiscal 1997 was our introduction of software supporting Asian language characters -- a highly complex print set used in Asian markets. We produced ideographs for Japan, South Korea, Taiwan and China. Local language fonts are also offered in Thai, Malay, Greek, Cyrillic and Turkish. We also introduced Arabic in the Middle East, a solid accomplishment for our software designers since that context-sensitive language changes meaning depending upon a characters adjacency and connection to other characters.
            All of our printers are engineered using Printronix System Architecture (PSA), a design platform that allows varied customizing and addition of options and features via software. PSA allows applications to be compatible among our line matrix, laser and thermal printers and protects the user's investment in application software. It also increases our ability to tailor printers for specific markets within our global sales strategy, as well as to provide customers with the means to upgrade their printers as new features are developed -- an important consideration given the extended useful life of our printers.

                                  [PHOTOGRAPH]

"The Company's strategy is to grow where the market is growing - globally, with emphasis on emerging countries."

International font sets driven by advanced sortware make our core Printronix printer platforms easy to use by customers in an increasing number of countries with emerging economies - from Asia through India and the Middle East to the developing countries of Central and Eastern Europe

Singapore is our base for manufacturing and shippping printers for the newer rapidly growing Southeast Asia and Pacific Rim markets.

            Backlog at the end of fiscal 1997 was down 43% from the prior year end, which signaled the successful implementation of our conversion of many customers to a just-in-time delivery process. Besides lowering the customers' inventory costs, we are better able to match manufacturing runs with real end user customer orders and to gain a clearer view of shifts in market demand.
            The shift to just-in-time also helped Printronix sharpen its skills at quick response and delivery -- an increasingly important competitive consideration by customers weighing alternate products. For those customers that require just-in-time delivery, the average time from order receipt to product shipment was four days at the end of fiscal 1997, down from eighteen days a year ago. Approximately 32% of revenue shipped under the just-in-time program in the fourth quarter of fiscal year 1997. Like other measures of customer services, we are working to shorten delivery times even more.
            We initiated a worldwide web site in fiscal 1997 and are working to refine it to make customer and product information -- and, in time, direct product ordering -- quickly available to our customers anywhere in the world on a 24-hour basis. The site also will enable the downloading of important software upgrades by customers, keeping their Printronix products current.


                                  [PHOTOGRAPH]

CUSTOMER SERVICE

www.printronix.com. Our worldwide web site is being steadily expanded to provide quick customer access to critical product information, new software updates and, in the future, direct product ordering.

"Deliverability" and "supportability" are the key issues separating competitors doing business worldwide. With Printronix quality acknowledged, we are working to ship products in under four days - leading to next-day response once our information system and intranet are implemented.

            Besides basic product quality, customer service is our most important focus and attention to it pervades every aspect of our operations, from design to delivery.
            With all this activity and investment, Printronix ended fiscal 1997 with ample cash, growing cash flow, and no debt, and will continue to focus on maintaining our growth in the industry.
            The people who have made this happen must be commended -- our employees, management team and industry partners and affiliates. We also thank our customers, who continue to choose Printronix products for their printing needs, and our Board of Directors, for its wise counsel as we expand our business and make important changes throughout our operations. We look forward to reporting another positive year for fiscal 1998.

Robert A. Kleist
President and Chief Executive Officer


Letter captions:                          [PHOTOGRAPH}
products

"On-time delivery of quality products that don't come back to customers that do."

Printers are completed, outfitted to customer specifications and shipped to order quickly from California to the Americas, from The Netherlands to all of Europe, the Middle East and Africa and from Singapore to all of the Asia-Pacific region for On-time delivery of Printronix products.

Management's Discussion and Analysis of
Results of Operations and Financial Condition


Printronix, Inc. and Subsidiaries


Results of Operations

NET SALES
Printronix fiscal 1997 revenue set a new company record for the second year in a row at $173.3 million, increasing 9% from fiscal 1996. This year's revenue increase came from sales growth in the Company's ProLine Series line matrix printers. The conversion of customers to the ProLine Series was completed in fiscal 1997. ProLine Series accounted for revenue of $116.2 million or 67% of fiscal 1997 sales. Sales of consumable products represent 11% of total revenue, an increase of $2.1 million or 12% over fiscal 1996. The Company continued to focus on all world markets with particular attention being paid to emerging markets in Asia Pacific and Eastern Europe. The sales operation has been reorganized into three geographic areas - the Americas - Europe, Middle East and Africa (EMEA) - and Asia Pacific. Sales outside the United States grew by 16% to $76.2 million in fiscal 1997. OEM sales grew to $81.6 million in fiscal 1997 compared to $73.8 million in fiscal 1996 an increase of 11%. 1997 was a year of change for four of the Company's largest customers. Two customers changed ownership, one has ended its plan to sell its printer business and the Company's second largest customer, Peak Technologies is in the process of being acquired by Moore Corp. During the period, sales to these customers generally continued strong due to specific programs at each customer.
            Fiscal 1996 revenue of $159.3 million was up $12.7 million or 9% over fiscal 1995 sales of $146.6 million. Year-to-year revenue growth came from line matrix and continuous form laser products. The introduction of the Company's fifth generation ProLine Series 5 line matrix products drove the $5.2 million growth in line matrix revenue. ProLine Series revenue was $23.3 million or 15% of sales. Higher sales of continuous form laser products also contributed to sales growth with the L5031 and L1024 products leading the $8.0 million increase in fiscal 1996 laser revenue. Sales outside the United States grew to $65.9 million in fiscal 1996, a $9.5 million or 17% increase compared with fiscal 1995 sales of $56.4 million. OEM sales grew to $73.8 million in fiscal 1996 compared to $68.4 million in fiscal 1995, an increase of 8%.

CHARTS:
Net Sales ( $millions)
93          93.9
94          107.4
95          146.6
96          159.3
97          173.3

GROSS PROFIT
Gross profit as a percentage of sales was 27% in 1997 compared with 24% and 26% in fiscal years 1996 and 1995, respectively. The increase in gross profit percentage in 1997 resulted from higher sales volume, manufacturing efficiencies, and cost reductions on the new ProLine Series line matrix printers. Margins in the prior year were unfavorably impacted from both the start-up costs related to the development and production ramp-up of the ProLine Series product family and the manufacturing phase down of the mature line matrix products. The majority of start-up costs were related to establishing suppliers for new component parts, (including controller boards), developing new production processes for the printer hammerbank, integrating new equipment into the production process, and training employees. Manufacturing of the ProLine Series commenced in the second quarter of fiscal 1996 and was at full production by the first quarter of fiscal 1997. Meanwhile, production of the previous generations of line matrix printers was being phased out, with production ending in mid fiscal 1997.

Sales Per Employee ($ thousands)
93          110
94          128
95          168
96          189
97          200

OPERATING EXPENSES
Engineering and development spending increased to $14.3 million compared with $13.7 million in fiscal 1996, and as a percentage of sales, decreased to 8.3% from 8.6% in fiscal 1996. The growth in engineering spending reflects the Company's commitment to continuous improvement of the ProLine Series line matrix, LaserLine and ThermaLine industrial strength printers and also increasing the customer support and development around the world.
            In fiscal 1996, the Company spent $13.7 million on engineering and development compared with $12.7 million in fiscal 1995. The growth in engineering and development spending over fiscal 1995 resulted from additional investment required to launch and support products in all three of the Company's technologies introduced during fiscal 1996.
            Selling, general and administrative spending increased to $19.9 million compared with $17.5 million in fiscal 1996, while spending as a percentage of sales increased to 12% of sales compared with 11% in fiscal 1996. Spending increased over the prior year partly as a result of increased provision for bad debts and partly due to increased sales and marketing expenses.
            Selling, general and administrative expense, as a percentage of sales, fell to 11% in fiscal 1996 compared with 12% in fiscal 1995. Spending remained essentially flat with fiscal 1995 as the Company was able to control sales and marketing expenses for new products by minimizing administrative costs.

OTHER INCOME AND EXPENSES
Foreign currency remeasurement losses were $35,000 in fiscal 1997 compared with $45,000 in fiscal 1996 and $723,000 in fiscal 1995.
            Interest and other income in fiscal 1997, net of interest and other expenses, decreased $0.2 million compared with fiscal 1996 due to increased interest resulting from the $5.0 million loan to fund the purchase of the Singapore building. By fiscal year end 1997, all outstanding debt was paid off. Interest and other income in fiscal 1996, net of interest and other expenses increased $0.4 million compared with fiscal 1995 due to higher average cash balances, combined with a slight decline in interest expense resulting from declining debt levels.

Operating Expense (%)
93          28.5
94          22.4
95          20.5
96          19.6
97          19.8



INCOME TAXES
The Company currently has available a net operating loss carryforward of $24.7 million for Federal income tax purposes. Accordingly, there were no Federal taxes owed for fiscal years 1997, 1996, and 1995. The California net operating losses were fully utilized in the fourth quarter of fiscal 1997. The provision for taxes allows for certain state and foreign income taxes.

Net Income ($ millions)
93          (2.3)
94          1.9
95          7.2
96          6.8
97          11.7


Liquidity and Capital Resources

Cash, net of short term debt, totaled $12.8 million at the end of fiscal 1997 compared with $6.3 million for fiscal 1996. The increase in cash is due primarily to current year operating activity partially offset by capital expenditures.

            The Company borrowed $5.0 million in the second quarter of fiscal 1997 to finance the purchase of the new Singapore manufacturing facility. This note was fully paid off in March 1997.
            Capital expenditures during fiscal 1997 consisted of $6.8 million for the purchase of a new manufacturing facility in Singapore. Additional expenditures of $6.1 million for manufacturing equipment in the Company's Irvine and Singapore facilities required for the production of new ProLine Series 5 products and $2.9 million in capital expenditures were incurred for personal computers, computer servers and an upgrade to a new client/server information system.
            Fiscal 1997 year-end inventory was lower than fiscal 1996 due to higher levels of line matrix printers in fiscal 1996 resulting partly from the production change over from the mature line matrix products to the ProLine Series and partly from additional inventory carried to ensure product availability during the move of the Singapore operations to the new state-of-the-art manufacturing facility purchased in early fiscal 1997. This decline in inventory levels was substantially offset by a similar decline in accounts payable.
            Unsecured lines of credit at March 28, 1997 totaled $10.7 million of which $8.9 million was available for borrowing.

            At the end of fiscal 1997, the Company continued to reserve $0.2 million for an environmental issue associated with the closing down of the Company's Irvine hammerbank factory in fiscal 1994 (see note 7).
            The Company believes that its internally-generated funds, together with available bank credit agreements, will adequately provide for working capital requirements, capital expenditures and engineering and development needs through fiscal 1998.

Inventory Turns

93          3.9
94          4.6
95          6.1
96          5.8
97          6.0

SUPPLEMENTAL INFORMATION

Fiscal years 1997 and 1996 utilized a fifty-two week period compared with a fifty-three week period for fiscal 1995.
            All stockholders' equity and share data presented have been retroactively adjusted to reflect stock splits effected in the form of two fifty percent (50%) stock dividends distributed in June 1996, and December 1994.
            Effective December 26, 1997, the Company will be required to adopt Statement of Financial Accounting Standard No. 128, "Earnings per Share." The impact of the adoption of this pronouncement is not expected to have a material impact on the Company's presentation of net income per share.
            Effective March 29, 1998, the Company will be required to adopt Statement of Financial Accounting Standard No. 129, "Capital Structure." The impact of the adoption of this pronouncement is not expected to be material to the Company's financial position or results of operations.
            The Company believes that the effects of inflation on its operations and financial condition are minimal.

Capital Investment ($ millions)
93          4.0
94          5.0
95          5.3
96          9.8
97          15.8

Consolidated Balance Sheets

Printronix, Inc. and Subsidiaries


                                                                        $ in thousands, except share data
As of March 28, 1997 and March 29, 1996
                                                                                     1996          1997
Assets
Current Assets
            Cash and cash equivalents                                              $ 12,766      $  6,486
            Accounts receivable, net of allowance for doubtful
                        accounts of $1,010 in 1997 and $937 in 1996                  23,086        23,576
            Inventories
                        Raw materials, subassemblies and work in process             15,640        18,969
                        Finished goods                                                4,388         3,741
                                                                                    ----------------------
                                                                                     20,028        22,710
            Prepaid expenses                                                            792           753
                                                                                    ----------------------
                                    Total Current Assets                             56,672        53,525
                                                                                    ----------------------
Property and Equipment, at cost
            Machinery and equipment                                                  32,690        33,010
            Furniture and fixtures                                                   13,581        12,864
            Building                                                                  6,769            --
            Leasehold improvements                                                    2,008         3,448
                                                                                    ----------------------
                                                                                     55,048        49,322
Less: Accumulated Depreciation and Amortization                                     (31,520)      (33,968)
                                                                                    ----------------------
                                                                                     23,528        15,354
Other Assets                                                                            453           251
                                                                                    ----------------------
                        Total Assets                                               $ 80,653      $ 69,130
                                                                                    ----------------------
Liabilities and Stockholders' Equity
Current Liabilities
            Short-term debt                                                             $--      $    205
            Accounts payable                                                          8,621        11,846
            Accrued expenses
                        Payroll and employee benefits                                 4,087         3,492
                        Warranty                                                      1,536         1,136
                        Environmental                                                   214           214
                        Other                                                         1,326         1,018
                        Income taxes                                                    641           329
                                                                                    ----------------------
            Total Current Liabilities                                                16,425        18,240
                                                                                    ----------------------
            Other Long-Term Liabilities                                                 720           817
                                                                                    ----------------------
            Commitment and contingencies

Stockholders' Equity
            Common stock, $0.01 par value
                        (Authorized 12,000,000 shares; issued and outstanding
                        8,032,303 shares in 1997 and 7,823,366 shares in 1996)           80            78
            Additional paid-in capital                                               30,887        29,125
            Retained earnings                                                        32,541        20,870
                                                                                    ----------------------
Total Stockholders' Equity                                                           63,508        50,073
                                                                                    ----------------------
Total Liabilities and Stockholders' Equity                                         $ 80,653      $ 69,130
                                                                                    ======================

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Income

Printronix, Inc. and Subsidiaries

                                                                                           $ in thousands, except share data

For each of the three years                          March 28                 March 29                      March 31
in the period ended March 28, 1997                       1997       %             1996             %            1995           %
                                                  ---------------------------------------------------------------------------------

Net sales                                            $173,290                 $159,261                      $146,589
Cost of sales                                         127,347                  121,765                       108,621
                                                  ---------------------------------------------------------------------------------
Gross profit                                           45,943      26.5%        37,496            23.5%       37,968         25.9%
                                                  ---------------------------------------------------------------------------------
Operating expenses

            Engineering and development                14,324       8.3%         13,694            8.6%        12,666         8.6%
            Selling, general & administrative          19,920      11.5%         17,457           11.0%        17,322        11.8%
                                                  ---------------------------------------------------------------------------------
                                                       34,244      19.8%         31,151           19.6%        29,988        20.5%
                                                  ---------------------------------------------------------------------------------
Income from operations                                 11,699       6.8%          6,345            4.0%         7,980         5.4%
Foreign currency remeasurement loss                       (35)                     (45)                          (723)
Interest and other income, net                            476                       627                           198
                                                  ---------------------------------------------------------------------------------
Income before taxes                                    12,140       7.0%          6,927            4.3%         7,455         5.1%
Provision for taxes                                       469                       156                           295
                                                  ---------------------------------------------------------------------------------
Net income                                            $11,671       6.7%         $6,771            4.3%        $7,160         4.9%
                                                  =================================================================================
Net income per share
            Primary                                     $1.40                     $0.82                         $0.90
            Fully diluted                               $1.40                     $0.82                         $0.89
Weighted average common shares & common
  stock equivalents outstanding
            Primary                                 8,308,916                 8,246,454                     7,987,176
            Fully diluted                           8,331,564                 8,246,454                     8,073,582

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity For each of the three years in the period ended March 28, 1997

Printronix, Inc. and Subsidiaries

                                                                                              $ in thousands, except share data
                                                                                              ---------------------------------
                                                                          Common Stock
                                                                          ------------
                                                                        Number of                   Additional         Retained
                                                                         Shares      Amount       Paid-in Capital      Earnings
                                                                         ------      ------       ---------------      --------
B A L A N C E ,  M A R C H  2 5 ,  1 9 9 4                             6,971,484      $70            $   25,357      $    6,939
            Exercise of stock options                                    487,460        5                 1,194              --
            Compensation expense for stock options and
               restricted stock                                               --       --                   736              --
            Purchase price of vested portion of restricted stock              --       --                    83              --
            Redemption and retirement of fractional common shares           (102)      --                    (2)             --
            Net income                                                        --       --                    --           7,160
                                                                       --------------------------------------------------------
B A L A N C E ,  M A R C H  3 1 ,  1 9 9 5                             7,458,842       75                27,368          14,099
            Exercise of stock options                                    366,060        3                   896              --
            Compensation expense for restricted stock                         --       --                   784              --
            Purchase price of vested portion of restricted stock              --       --                    83              --
            Repurchase and retirement of shares of common stock           (1,536)      --                    (6)             --
            Net income                                                        --       --                    --           6,771
                                                                       --------------------------------------------------------
B A L A N C E ,  M A R C H  2 9 ,  1 9 9 6                             7,823,366       78                29,125          20,870
            Exercise of stock options                                    209,019        2                   532              --
            Compensation expense for restricted stock                         --       --                 1,147              --
            Purchase price of vested portion of restricted stock              --       --                    83              --
            Redemption and retirement of fractional common shares            (82)      --                    --              --
            Net income                                                        --       --                    --          11,671
                                                                       --------------------------------------------------------
B A L A N C E ,  M A R C H  2 8 ,  1 9 9 7                             8,032,303      $80            $   30,887      $   32,541
                                                                       ========================================================

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

Printronix, Inc. and Subsidiaries


                                                                                          $ in thousands

                                                                    March 28     March 29       March 31
For each of the three years in the period ended March 28, 1997        1997           1996           1995
                                                                    -------------------------------------
Cash flows from operating activities:
            Net income                                              $ 11,671      $  6,771      $  7,160
            Adjustments to reconcile net income to net
             cash provided by operating activities:
              Depreciation and amortization                            7,091         5,626         4,952
              Loss/(gain) on sale of property and equipment               52           (12)           55
              Compensation expense for stock options
               & restricted stock                                      1,147           784           736
             Changes in assets and liabilities:
               Accounts receivable                                       490        (1,274)       (2,939)
               Inventories                                             2,682        (3,612)       (2,458)
               Accounts payable                                       (3,225)          654         1,716
               Accrued income taxes                                      312           (50)          178
               Accrued restructuring expenses                             --           (93)         (389)
               Accrued environmental expenses                             --            --           (36)
               Accrued warranty expenses                                 400            --           367
               Other long-term liabilities                               (97)         (668)         (109)
               Other current assets and liabilities, net                 864          (905)        2,478
               Other, net                                               (202)           19          (105)
                                                                    -------------------------------------
                  Net cash provided by operating activities           21,185         7,240        11,606
                                                                    -------------------------------------
Cash flows from investing activities:
     Purchase of property and equipment                               (9,024)       (9,796)       (5,262)
     Purchase of building                                             (6,769)           --            --
     Proceeds from disposition of property and equipment                 476           178           180
                                                                    -------------------------------------
              Net cash used in investing activities                  (15,317)       (9,618)       (5,082)
                                                                    -------------------------------------
Cash flows from financing activities:

     Payments under credit facility, net                                  --            --          (543)
     Payments against debt borrowing                                  (5,205)         (460)       (2,457)
     Issuance of term loan                                             5,000            --            --
     Proceeds from exercise of stock options                             617           985         1,219
     Repurchase and retirement of common stock                            --            (6)           (2)
                                                                    -------------------------------------
            Net cash provided by (used in) financing activities          412           519        (1,783)
                                                                    -------------------------------------
Increase (decrease) in cash and cash equivalents                       6,280        (1,859)        4,741
Cash and cash equivalents at beginning of year                         6,486         8,345         3,604
                                                                    -------------------------------------
Cash and cash equivalents at end of year                            $ 12,766      $  6,486      $  8,345
                                                                    -------------------------------------
Supplementary disclosures of cash flow information:
     Interest paid                                                  $    244      $    534      $    105
     Taxes paid                                                     $    119      $    498      $    112

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Printronix, Inc. and Subsidiaries
As of March 28, 1997 and March 29, 1996 and for each of the three years in the period ended March 28, 1997

Note 1  Summary of Significant Accounting Policies

            GENERAL

Printronix, Inc. was incorporated in California in 1974 and was reincorporated in Delaware in December 1986. The Company designs, manufactures, and markets medium and high speed printers which support a wide range of computer systems and software platforms. Printronix printers produce "hard copy" through the application of impact, laser, and thermal technologies. The Company's product line is designed primarily for business and industrial applications, quickly and reliably producing every type of printed computer output, from reports and graphics to bar code labels. The Company also produces and markets Intelligent Graphics Printing (IGPTM) which resides in the printer, enabling it to produce bar codes, forms, and logos.

            BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company, Printronix, Inc. and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

            ACCOUNTING PERIOD

The Company utilizes a fifty-two, fifty-three week fiscal year ending on the last Friday of March. The Company is reporting a fifty-two week fiscal year for the period ended March 28, 1997, compared with a fifty-two week fiscal year for the period ended March 29, 1996 and a fifty-three week fiscal year for the period ended March 31, 1995.

            CASH EQUIVALENTS

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

            PROPERTY AND EQUIPMENT

Depreciation and amortization of property and equipment are provided using the straight-line method over the following estimated useful lives:

Machinery and equipment                                      3 to 5 years
Furniture and fixtures                                       3 to 7 years
Building                                                         30 years
Leasehold improvements                                      Term of lease

Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterments to property and equipment are capitalized at cost. When assets are disposed of, the applicable costs and accumulated depreciation and amortization thereon are removed from the accounts and any resulting gain or loss is included in operations.

            LONG-LIVED ASSETS

Effective March 30, 1996, the Company adopted Statement of Financial Accounting Standard No. 121, "Accounting for the Impairment of Long-lived Assets and for Long- lived Assets to be Disposed of." The adoption of SFAS No. 121 did not have a material impact on the Company's financial statements.

            SALES RECOGNITION

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

            INCOME ON MAINTENANCE CONTRACTS

The Company generates income on extended maintenance contracts through the sale of the service obligation to a third party provider. The third party provider is responsible for the performance of all maintenance services for the contract period. The income on such contracts is recognized fully in the period the contract is sold to the third party provider as the Company assumes no further material obligation after the date of sale. Revenue generated from maintenance contracts was not material in any fiscal year presented.

            WARRANTY COSTS

The Company's financial statements reflect accruals for potential warranty claims based on the Company's claim experience.

            FOREIGN CURRENCY REMEASUREMENT AND TRANSLATION

The United States dollar is the functional currency for all of the Company's foreign subsidiaries. For these subsidiaries, the assets and liabilities have been remeasured at the end of the period exchange rates, except inventories and property and equipment which have been remeasured at historical rates. The statements of operations have been remeasured at average rates of exchange for the period, except cost of sales and depreciation which have been remeasured at historical rates.

            INCOME TAXES

Provisions are made for the amount of income taxes on the reported operations of each year. Tax credits are treated as reductions of the applicable Federal income tax provisions in the years earned. On a quarterly basis, the Company provides for state and foreign income taxes based on an estimate of the effective rate for the entire year.
            The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109. SFAS No. 109 requires the use of the asset and liability method for financial accounting and reporting for income taxes, and further prescribes that current and deferred tax balances be determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse.

            ENGINEERING AND DEVELOPMENT

Company-funded engineering and development costs are expensed as incurred. A substantial portion of the engineering and development expense is related to developing new products and making significant improvements to existing products or processes.

            DIVIDENDS

The Company has not paid cash dividends on its stock. However, in 1989, the Company declared a dividend of one common share purchase right per share of common stock (see note 4 (b)).

            RECLASSIFICATIONS

Certain amounts for previous fiscal years have been reclassified to conform with the fiscal 1997 presentation.

            EARNINGS PER COMMON SHARE

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

            ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation issued to employees using the intrinsic value based method as prescribed by the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB No. 25). Under the intrinsic value based method, compensation is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.

            In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). This standard, if fully adopted, changes the methods of accounting for employee stock-based compensation plans to the fair value based method. For stock options and warrants, fair value is determined using an option pricing model that takes into account the stock price at the grant date, the exercise price and the expected life of the option or warrant. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period.
            The adoption of the accounting methodology of SFAS No. 123 is optional and the Company has elected to continue accounting for stock-based compensation issued to employees using APB No. 25; however, pro forma disclosures, as if the Company adopted the cost recognition requirements under SFAS No. 123, are required to be presented. (See note 4)

            CAPITAL STOCK

In June 1996, the Company completed a stock split effected in the form of a fifty percent (50%) stock dividend. Retroactive effect has been given to the stock split in all share, price, and per share data presented. In fiscal 1995, a similar stock split effected in the form of a fifty percent (50%) stock dividend was declared and was treated the same as noted above.

            NEW PRONOUNCEMENTS

Effective December 26, 1997, the Company will be required to adopt Statement of Financial Accounting Standard No. 128, "Earnings per Share." The impact of the adoption of this pronouncement is not expected to have a material impact on the Company's presentation of net income per share.
            Effective March 29, 1998, the Company will be required to adopt Statement of Financial Accounting Standard No. 129, "Capital Structure." The impact of the adoption of this pronouncement is not expected to be material to the Company's financial position or results of operations.

Note 2       Bank Borrowing and Debt Arrangements

The Company maintains an unsecured line of credit of $7.5 million with a United States bank. The credit agreement generally provides for interest at the prime rate or LIBOR plus 2%, contains certain standard financial and non-financial covenants, provides for an annual commitment fee of 1/2 percent of the unused portion of the line, and is renewable in 1998. At the end of fiscal years 1997 and 1996, there were no cash borrowings against this line of credit.
            The Company entered into an agreement in fiscal 1997 to secure a five-year term loan of $5.0 million to acquire a manufacturing facility in Singapore. During the year, the Company borrowed $5.0 million on the term loan and by fiscal year end the entire balance was paid off.
            At March 28, 1997, one of the Company's foreign subsidiaries maintained unsecured lines of credit with foreign banks of $3.2 million which include a standby Letter of Credit of $1.8 million. These credit facilities are subject to parent guarantees, require payment of certain loan fees, and provide for interest at approximately 3/4 to 1 percent above the bank's cost of raising capital. At the end of fiscal years 1997 and 1996, there were no cash borrowings against this line of credit.
            In fiscal 1997 the Company paid down the remaining balance of short-term equipment financing. Outstanding borrowings related to this were $205,000 at the end of fiscal 1996.

Note 3 401(k) Savings and Profit Sharing Plans

Effective January 1, 1985, the Company adopted a 401(k) Savings and Investment Plan (the "401(k) Plan"), for all employees working a minimum of 1,000 hours per year, which is designed to be tax deferred in accordance with the provisions of
Section 401(k) of the Internal Revenue Code. All United States employees (including officers, but not outside directors) may contribute from 1% to 17% of compensation per week (subject to certain limitations) on a tax-free basis through a "salary reduction" arrangement. The Company matches employee contributions up to a maximum of 2% of salary or one thousand dollars per year, whichever is less. Employee contributions are always 100% vested. All Company contributions become fully vested after four full years of employment. Company contributions to the 401(k) Plan were $434,000, $306,000, and $286,000 for fiscal years 1997, 1996, and 1995, respectively.
            The Company also maintains a discretionary worldwide profit-sharing plan for qualified employees. Employees who have been with the Company for 90 days of continuous service are eligible to participate in the profit sharing plan. The Company allocates a percentage of pre-tax profits to a profit sharing pool which is then distributed to employees pro rata based on quarterly salary. In addition, certain executives are eligible to participate in a bonus plan which is subject to achieving specific operating performance targets established by the Board of Directors. Company contributions to these plans were $3.1 million, $2.4 million, and $2.6 million for fiscal years 1997, 1996, and 1995, respectively.

Note 4       Stock Option Plans and Common Share Purchase Rights

            (A) STOCK AWARDS

The Company has one stock option plan under which options may be granted to purchase shares of its common stock. A total of 1,125,000 shares are authorized for issuance under this plan. An additional plan which expired April 30, 1994 has options outstanding, but no further options may be granted under this plan.
            Options under the plans are generally granted at prices not less than the fair market value of the common stock on the date of grant and can become exercisable in installments at dates ranging from one to ten years from the date of grant, as determined by the Stock Option Committee of the Board of Directors. Generally, outstanding options become exercisable at the rate of 25 percent per year, and expire five years from the date of grant.
            The following is a summary of the transactions, including restricted stock, relating to the plans for fiscal years ended 1997, 1996, and 1995:


                                                1997             1996                   1995
                                       -----------------    ------------------   --------------------
                                                 Weighted             Weighted                Weighted
                                                 Average              Average                 Average
                                                Exercise              Exercise                Exercise
Common Stock Options                   Shares     Price     Shares      Price     Shares       Price
                                      --------------------------------------------------------------
Beginning, outstanding                963,332     $7.34     920,354     $3.16   1,220,335      $2.47
Granted                                69,575     13.55     430,557     12.20     221,117       5.40
Exercised                            (209,019)     2.55    (366,060)     2.51    (487,460)      2.46
Canceled                              (41,451)    10.38     (21,519)     6.69     (33,638)      2.97
                                      --------------------------------------------------------------
Ending, outstanding                   782,437     $9.04     963,332     $7.34     920,354      $3.16
                                      --------------------------------------------------------------
Options exercisable                   294,837               180,251               309,804
                                      --------------------------------------------------------------
Weighted average fair value of
        options granted                           $6.16                 $5.94
                                      -----------------

As of March 28, 1997 options to acquire 432,253 shares remained available to grant.

A detail of options outstanding and exercisable as of March 28, 1997 is presented below:


                    Options outstanding                           Options exercisable
---------------------------------------------------------------   -------------------
                                         Weighted
                                         Average       Weighted               Weighted
                                         Remaining      Average                Average
Range of                   Number       Contractual    Exercise    Number     Exercise
Exercise prices         Outstanding    Life in Years    Price    Exercisable   Price
---------------------------------------------------------------------------------------
$    2.00  -  $  4.00      286,087         1.85        $  3.32      172,880      $ 3.23
     4.11  -    12.33      285,862         3.80          11.35       80,531       11.42
    13.00  -    18.33      210,488         3.43          13.68       41,426       13.44
---------------------------------------------------------------------------------------
$    2.00  -  $ 18.33      782,437         2.99        $  9.04      294,837      $ 6.90
---------------------------------------------------------------------------------------



Under the 1984 Stock Incentive Plan, grants of restricted stock can be made at any price. The Company has sold stock to certain officers and key employees. The shares issued under the plan are subject to repurchase agreements which lapse over an extended period not exceeding seven years if certain Company profitability performance measures are met. In fiscal 1991, 258,750 shares were issued under the plan and an additional 112,500 shares were issued in fiscal 1993. The excess of the fair market value on the date of vesting over the purchase price is charged to operations as compensation expense as the restrictions lapse. As discussed in Note 1 above, the Company accounts for the above plans under APB No. 25. In each of fiscal 1997, 1996, and 1995, 92,816 or 25 percent of the issued shares vested, with $1,147,000, $784,000 and $681,000 respectively charged to operations.
            Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for the fiscal years ended March 28, 1997 and March 29, 1996:

                                                              1997              1996
                                                              ----              ----
Net Income as reported                                     $11,671         $   6,771
Pro forma                                                  $10,700         $   6,178
Earnings per share as reported                             $  1.40         $    0.82
Pro forma                                                  $  1.28         $    0.75


The fair value of each option granted to employees and directors is estimated using the Black-Scholes option-pricing model on the date of grant using the following assumptions for fiscal years 1997 and 1996, respectively: no dividend yield, average volatility of 65 percent, weighted average risk-free interest rate of approximately 6.2 and 5.7 percent, and an average expected life of 2.4 years.

            (B) COMMON SHARE PURCHASE RIGHTS

On March 16, 1989, the Company declared a dividend payable on April 4, 1989 of 10,311,603 Common Share Purchase Rights.

            Each right, when exercisable, entitles a stockholder to buy one share of the Company's common stock at an exercise price of $15.55, subject to adjustment. The rights become exercisable ten days after certain persons or groups announce acquisition of 20 percent or more, or announce an offer for 30 percent or more, of the Company's common stock. The rights are nonvoting, expire in ten years and may be redeemed prior to becoming exercisable. In the event that the Company was acquired in a merger or other business combination, each outstanding right would entitle a holder to purchase, at the current exercise price, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. The foregoing is a general description only and is subject to the detailed terms and conditions set forth in the Common Share Rights Agreement, dated as of March 17, 1989, between the Company and Chemical Trust Company of California.

Note 5      Income Taxes


            Tax Provision
            ($ in thousands)            1997          1996          1995
                                      ------------------------------------
            Current
              Federal                 $    155      $     (6)     $    100
              State                        205           (22)          158
              Foreign                      289           184            37
            Deferred                      (180)           --            --
                                      ------------------------------------
            Total                     $    469      $    156      $    295



            Components of Income
            before Taxes
            ($ in thousands)            1997          1996          1995
                                      ------------------------------------
            United States             $ 11,820      $  4,215      $  2,363
            Foreign                        320         2,712         5,092
                                      ------------------------------------
            Total                     $ 12,140      $  6,927      $  7,455


Amounts for tax provision and components of income before taxes shown in the two tables above are classified based on location of the taxing authority and not on geographic region.

Deferred Income Tax Provision


($ in thousands)                                    1997         1996          1995
                                                  ----------------------------------
Tax depreciation (under) over depreciation
  for financial reporting purposes                $  (191)     $    65      $   (72)
Inventory costs capitalized for tax
  and expensed for financial reporting                198         (114)         (50)
(Increase) decrease in liability reserves            (217)       1,176          (95)
Utilization (nonutilization) of net operating
  losses and credits                                3,263       (1,873)       1,352
Foreign tax credit expiration                          --        2,700           --
AMT credit carryforward                              (180)          --           --
Valuation reserve                                  (3,053)      (1,954)      (1,135)
                                                  ----------------------------------
Total                                             $  (180)     $    --      $    --


Deferred income taxes are not provided on the undistributed earnings (which totaled approximately $37.3 million as of March 28, 1997) of the Company's foreign subsidiaries as the Company intends to reinvest these earnings indefinitely outside of the United States. Deferred income taxes result from differences in the timing of reporting income and expenses for financial statement and income tax reporting purposes.

Deferred Income Tax Asset

($ in thousands)                                                                    1997          1996
                                                                                  -----------------------
Tax depreciation over depreciation for financial reporting purposes
                                                                                 $      19      $    210
Inventory costs capitalized for tax
  and expensed for financial reporting                                                (456)         (654)
Liability reserves                                                                    (762)         (545)
Net operating loss carryforward                                                     (8,674)      (11,937)
AMT credit carryforward                                                               (217)          (37)
                                                                                  -----------------------
Gross deferred tax asset                                                           (10,090)      (12,963)
Valuation reserve                                                                    9,873        12,926
                                                                                  -----------------------
Total                                                                             $   (217)     $    (37)


At March 28, 1997, the Company had available net operating loss carryforwards for Federal income tax purposes of approximately $24.7 million expiring in 2002 to 2010. Approximately $3.6 million of the valuation reserve for the net operating loss carryforward is related to deduction of stock options and will be allocated directly to capital when utilized.

Reconciliation of Effective Tax Rate to
Statutory Federal tax rate of 35% and 34%

                                         1997                    1996                  1995
                                ------------------------------------------------------------------
($ in thousands)                 amount          %      amount          %      amount         %
                                ------------------------------------------------------------------
Provision computed at
  statutory rates               $ 4,248        35.0    $ 2,355        34.0    $ 2,534        34.0
State income taxes,
  net of Federal tax
  benefit/(provision)               180         1.5        (22)       (0.3)       126         1.7
Book income from which
  Federal benefit is utilized    (4,136)      (34.0)    (1,439)      (20.8)      (672)       (9.0)
Rate increase (reductions)
  due to foreign operations
  (including carryback)             177         1.4       (738)      (10.7)    (1,693)      (22.7)
                                ------------------------------------------------------------------
Total                           $   469         3.9    $   156         2.2    $   295         4.0


The Company's pioneer tax status in Singapore expired in August 1995. The Company was subsequently granted pioneer tax status for income generated from the manufacture of new ProLine Series 5 line matrix products. The latest pioneer status will be effective as of a date no later than September 1996 and will last for a duration of 5 years, extendible to 8 years. The pioneer status mandates that the Company meet certain requirements, including meeting specific levels of capital investment and engineering headcount. Earnings generated there are exempt from tax liability through 2001, extendible to 2004. The aggregate dollar effect of the pioneer status was to reduce foreign taxes by $80,000, $694,000, and $1.0 million for the fiscal years 1997, 1996, and 1995, respectively. The primary and fully diluted net income per share effects of this pioneer status would be 1 cent, 8 cents, and 13 cents for fiscal years 1997, 1996, and 1995, respectively.

Note 6        Segment Data and Export Sales ($ in thousands)

Printronix operates in one industry segment - the design, manufacture and marketing of medium and high speed printers which support a wide range of computer systems and software platforms. Regional segment data is as follows:

                                                 Europe, Africa
                                   The Americas  & Middle East   Asia     Eliminations  Consolidated
                                   -----------------------------------------------------------------
1997
Revenues:
            Net sales                  $120,439     $ 41,731     $ 11,120      $--         $173,290
            Transfers between
              geographic locations       18,307          601       42,658      (61,566)          --
                                       ------------------------------------------------------------
                                        138,746       42,332       53,778      (61,566)     173,290

Income from operations                 $  6,217     $  4,239     $  1,243      $--         $ 11,699
Identifiable assets                    $ 44,993     $ 12,257     $ 23,403      $--         $ 80,653

1996
Revenues:
            Net sales                  $116,368     $ 34,712     $  8,181      $--         $159,261
            Transfers between
              geographic locations       18,487          403       38,737      (57,627)          --
                                       ------------------------------------------------------------
                                        134,855       35,115       46,918      (57,627)     159,261

Income from operations                 $  2,811     $  2,441     $  1,093      $--         $  6,345
Identifiable assets                    $ 43,380     $ 10,795     $ 14,955      $--         $ 69,130

1995
Revenues:
            Net sales                  $113,417     $ 27,414     $  5,758      $--         $146,589
            Transfers between
              geographic locations       11,038          446       40,392      (51,876)          --
                                       ------------------------------------------------------------
                                        124,455       27,860       46,150      (51,876)     146,589

Income from operations                 $  3,620     $  3,515     $    845      $--         $  7,980
Identifiable assets                    $ 40,899     $  8,836     $ 11,940      $--         $ 61,675


Geographic information is based upon the principal location of the Company's operations and not necessarily on the location of the customers. Transfers between geographic locations are billed at manufacturing costs plus a margin representing a reasonable rate of return for activities performed. Certain operating expenses have been redistributed among geographic regions to reflect a reasonable allocation of operating expenses which support worldwide operations. The Americas' sales included export sales of approximately $23.5 million, $22.9 million, and $23.2 million for fiscal years 1997, 1996, and 1995, respectively. Export sales are principally to Europe, Canada, and Asia.
            Sales based on the location of the customers were as follows for fiscal years 1997, 1996, and 1995, respectively: Americas - $101.8 million, $99.0 million and $93.8 million, Europe, Africa, and the Middle East - $60.8 million, $51.8 million, and $47.5 million, and Asia - $10.7 million, $8.5 million, and $5.3 million.
            In fiscal 1997, the Company had two customers each of which represented 10 percent or more of consolidated net sales. Sales to the largest customer, IBM, represented 29 percent, 30 percent, and 29 percent of net sales for fiscal years 1997, 1996, and 1995, respectively. On a geographic basis, fiscal 1997 sales to IBM represented 31 percent of domestic and 25 percent of international net sales. Sales to the second largest customer represented 10 percent, 10 percent, and 11 percent of net sales for fiscal years 1997, 1996, and 1995, respectively. A significant decline in sales to either customer could have an adverse effect on the Company's operations.

Note 7      Commitments and Contingencies

            OPERATING LEASES

The Company conducts its operations using leased facilities under non-cancelable operating leases which expire at various dates from fiscal years 1998 through 2026. Leases other than the land lease for the Company's building in Singapore expire at various dates through fiscal year 2005.
            The following is a summary of rental expense of non-cancelable building and equipment operating leases incurred for each of the three years in the period ended March 28, 1997:


($ in thousands)                     1997         1996         1995
                                  ---------------------------------
Gross rental expenses             $ 3,560      $ 3,703      $ 3,343
Less:  sublease rental income         (25)         (82)         (76)
                                  ---------------------------------
Net rental expense                $ 3,535      $ 3,621      $ 3,267


The minimum rental commitments required under existing non-cancelable operating leases for each fiscal year are as follows:


($ in thousands)         1998       1999        2000        2001       2002     Thereafter     Total
                        ------------------------------------------------------------------------------
                        $2,440     $1,129       $482        $327       $327       $5,940       $10,645


The minimum rental commitment for the land located at the Singapore manufacturing facility represents $6.8 million of the above $10.6 million commitment under non-cancelable operating leases.

            OTHER LONG-TERM LIABILITIES

During fiscal 1996, the Company settled a tax issue related to a past acquisition. This issue is now closed and resulted in a Federal tax payment of $177,000 and interest of $491,000 which was charged against other long-term liabilities. The remaining amount in fiscal 1997 is a reserve for potential liabilities related to other ongoing tax issues.

            Environmental Assessment

In January 1994, the Company was notified by the California Regional Water Quality Control Board - Santa Ana Region (the "Board") that groundwater monitoring reports indicated that the groundwater under one of the Company's former production plants was contaminated with various chlorinated volatile organic compounds (VOCs). Evidence adduced from site studies undertaken to date indicate that compounds containing the VOCs were not used by the Company during its tenancy, but were used by the prior tenant during its long-term occupancy of the site. The tests also indicate that the composition of the soil is such that off-site migration of contamination is very slow and contamination is most likely confined to the site.
            In March 1996, the Company received a request from the Board for information regarding chemicals used by the Company or others on property adjacent to the former production plan site. Although, the Company previously occupied a small portion of this adjacent property primarily for office space and a machine shop, initial review indicates that the Company did not use compounds containing VOCs on this adjacent property.
            Presently, the Board continues to investigate the source of the VOCs and there are currently no further orders outstanding against the Company. As of March 28, 1997, the Company has reserved $214,000 which is a reasonable estimate to cover further legal fees or any additional expenses related to environmental tests which could be requested by the Board at either site. To date, the Company has incurred only minimal expense in its initial response to the Board's request for information and for environmental testing.

            The Company is convinced that it bears no responsibility for any contamination at the sites and intends to vigorously defend any action which might be brought against it in respect thereto. Furthermore, the Company believes that it has adequately accrued for any future expenditures in connection with environmental matters and that such expenditures will not have a materially adverse effect on its financial condition or results of operation.

Note 8      Subsequent Event

Subsequent to year-end, the Company repurchased and retired 180,000 shares of its common stock for a total of $2.1 million. Purchases were made in accordance with the authorization of the Board of Directors. Future purchases of up to 820,000 shares may be made from time to time at the discretion of management.

Report of Independent Public Accountants



To The Board of Directors and Stockholders of Printronix, Inc.:

            We have audited the accompanying consolidated balance sheets of Printronix, Inc. (a Delaware Corporation) and subsidiaries as of March 28, 1997 and March 29, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 28, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
            We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
            In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Printronix, Inc. and subsidiaries as of March 28, 1997 and March 29, 1996, and the results of their operations and their cash flows for each of the three years in the period ended March 28, 1997 in conformity with generally accepted accounting principles.



                                               ARTHUR ANDERSEN LLP
Orange County, California
April 24, 1997



Quarterly Data
(unaudited)


$ in thousands, except share data               1st quarter    2nd quarter   3rd quarter     4th quarter
Fiscal 1997

Net sales                                        $   44,619     $   43,193     $   44,521     $   40,957
Gross profit                                         10,983         11,192         11,915         11,853
Net income                                            2,492          2,401          3,240          3,538
Earnings per share - primary & fully diluted     $     0.30     $     0.29     $     0.39     $     0.42

Stock Price
            High                                 $    18.67     $    16.50     $    16.50     $    17.38
            Low                                  $    11.12     $    11.75     $    12.38     $    12.44



 $in thousands, except share data                1st quarter    2nd quarter    3rd quarter    4thquarter
FISCAL 1996

Net sales                                        $   42,212     $   39,509     $   37,091     $   40,449
Gross profit                                         10,934          9,737          7,789          9,036
Net income                                            2,676          1,931            830          1,334
Earnings per share - primary & fully diluted     $     0.32     $     0.23     $     0.10     $     0.16

Stock Price
            High                                 $    18.50     $    25.50     $    21.50     $    15.33
            Low                                  $    12.33     $    16.00     $     9.33     $    10.50


Note: Earnings per share and stock price have been retroactively restated to reflect a 50% stock dividend payable June 10, 1996 to stockholders of record as of May 20, 1996.


Corporate Information

Board of Directors                      Corporate Officers

Bruce T. Coleman                        Robert A. Kleist                     Gordon B. Barrus
Chief Executive Officer,                President and                        Vice President, Advanced
El Salto Advisors                       Chief Executive Officer              Development
(Advice and interim CEO services)

                                        J. Edward Belt Ph.D.                 Theodore A. Chapman
John R. Dougery*                        Senior Vice President, Engineering,  Vice President, Product
General Partner, Dougery & Wilder       Chief Technical Officer and          Development
(Venture capital investments)           Assistant Corporate Secretary

                                                                             Norm E. Farb Ph.D.
Ralph Gabai*                            George L. Harwood                    Vice President, Strategic Technology
President and Chief Executive           Senior Vice President,
Officer, MicroNet Technology, Inc.      Finance & IS,
(Manufacturer of Storage Systems and    Chief Financial Officer and          J. Jeffrey Gibbons
RAID Memory Systems)                    Corporate Secretary                  Vice President, Marketing


Erwin A. Kelen*                         C. Victor Fitzsimmons                Claus Hinge
President, Kelen Ventures               Senior Vice President, Worldwide     Vice President, European Sales &
(Venture Investments)                   Manufacturing                        Marketing


Robert A. Kleist                        Richard A. Steele                    Philip F. Low
President and Chief Executive           Senior Vice President, Sales and     Vice President, Singapore
Officer, Printronix, Inc.               Marketing                            Operations


                                                                             Juli A. Mathews
*member of the Audit Committee                                               Vice President, Human Resources


                                                                             Bruce E. Menn
                                                                             Vice President, Product Management



Corporate Directory

Printronix                     Registrar and                      Stockholders
Corporate Offices              Transfer Agent                     As of March 28, 1997, there were
17500 Cartwright Road          Chase Mellon                       4,254 record holders of the
P.O. Box 19559                 Shareholder Services               Company's Common Stock.
Irvine, California  92623      400 S. Hope Street
Tel: (714) 863-1900            Fourth Floor
Fax: (714) 660-8682            Los Angeles, California 90071      Corporate and Investor Information
                               Tel: (800) 647-4273                A copy of Printronix' annual report
                                                                  on Form 10-K filed with the Securities
Legal Counsel                                                     and Exchange Commission
Kirshman & Harris              Annual Meeting                     (SEC) will be furnished without
A Professional Corporation     Annual meeting will be held        charge to any stockholder. To obtain
General Counsel                at 9:00 a.m., August 12, 1997, at  a copy, please write to:
11500 Olympic Boulevard        Printronix Corporate Offices,
Suite 605                      located at 17500 Cartwright Road,
Los Angeles, California  90064 Irvine, California.                Investor Relations Department,
Tel: (310) 312-4544                                               Printronix, Inc.
                                                                  17500 Cartwright Road
                               Printronix Common Stock            P.O. Box 19559
Independent Auditors           Traded OTC, NASDAQ, National       Irvine, California  92623
Arthur Andersen LLP            Market System, Stock Symbol:       Tel : (714) 863-1900
18500 Von Karman Avenue        PTNX
Suite 1100
Irvine, California  92612                                         http://www.printronix.com
Tel: (714) 757-3100


Printronix
17500 Cartwright Road
P.O. Box 19559
Irvine, California  92623-9559
http://www.printronix.com