Form 10-K, Exhibit 13
period 1998-03-27
PRINTRONIX INC
filed 1998-06-25
CIK 311505

                                                                      EXHIBIT 13

Printronix 1998 Annual Report


From the corporate office to the middle of the factory floor, from Peoria, Illinois to Frankfurt and Bangalore -- Printronix printers are interwoven tightly into the fabric of commerce and society.

Our global strategy -- triangulated with operations in California, Singapore and Holland -- combines with localized software to make our printers competitive in developed and emerging markets around the world.

Our industry leadership supports continuing technology and product enhancement. Printronix supplies over 50% of line matrix printers worldwide.

Our manufacturing efficiency enables quick delivery of products to customers -- typically under two days from order -- as well as fast response to changing market conditions, lower inventory and higher productivity.

To Our Stockholders

Fiscal 1998 saw record net income for Printronix for the second year in a row. The increase was driven largely by increased margins from manufacturing efficiencies companywide as well as cost reductions realized by the move of our Singapore operations to a new facility in October 1996 and the successful conversion to the Printronix P5000 Series line matrix products. Sales did not grow due to lower sales to certain OEM customers in Europe and the Americas, lower sales of laser products due to increased competition in Europe and lower sales in much of Asia. Sales increased in China and India despite the generally slower Asia/Pacific market conditions that arose during the fiscal year.

        Revenue for fiscal 1998 decreased 2% to $170.4 million, while net income increased 29% to a record $15.1 million. Diluted earnings per share were $1.83 vs. $1.40. The gross margin increased to 31.7% from 26.5% and the net margin was 8.8% vs. 6.7%. Order backlog at fiscal year end advanced to $16.1 million from $13.4 million at the end of fiscal 1997 due to increased orders from our largest OEM customer.

        Printronix has a strong financial position with no debt and $10.3 million in cash and cash equivalents at fiscal year end vs.$12.8 million at the end of fiscal 1997. Uses of cash during fiscal 1998 included the purchase of land for a new facility in Irvine, California for $8.1 million, the RJS acquisition for $2.9 million and repurchase of 741,400 shares of common stock for $11.4 million.

        Going forward, our operations are efficient and product development and channel development programs are vigorous. The challenge is to spur top-line growth, which we believe will result from continuing, steady implementation of our global product and marketing strategy.

        In essence, we are offering a "plug-and-play" print solution with quick delivery to virtually anywhere in the world for any major computer system using different local languages.

        That has led to Printronix's commanding market share in line matrix printers worldwide. The line matrix market is characterized by some as "mature," but that refers largely to developed countries, not emerging economies whose business growth and industrial development are increasing. Sales to the Americas accounted for 59% of total sales last year, 34% in Europe/Middle East/Africa and 7% in Asia/Pacific. Printronix's overall market share in line matrix printers is composed of individual markets where market share ranges from 80% in some cases to as low as 10% in others, giving room for growth in under-served markets.

        Printronix pioneered line matrix printing and is continually reinventing the technology to advance the state of our art. In fiscal 1998, we made several upgrades to the P5000 Series line matrix printers, introduced just one year before. In the laser printer line, we introduced two companion products, the L5020 (20 pages per minute-ppm) for continuous form applications utilizing a wide array of paper and label media, including cloth-type synthetics. It uses a flash fusing process, which fuses via a xenon lamp rather than heat or pressure typically employed by others. We also introduced the L5035 (35 ppm), which switches between continuous form and cut sheets on command. Its duty cycle of 300,000 pages per month makes it the ultimate "industrial strength laser printer."

        This process of continuous product enhancement, which distinguishes Printronix as the technology leader, continues unabated as evidenced by our commitment of 9.2% of sales to R&D during fiscal 1998.

        Another product introduced in fiscal 1998 for line matrix printers has already begun to contribute to sales and, we believe, should be a major factor in the future. PrintNet(TM) enables network administrators to access, monitor and control P5000 Series line matrix printers anywhere on a LAN or WAN using a standard web browser. As customers expand networking throughout their operations, this is a distinct advantage, enabling easier management of networked printers. We are finding PrintNet encourages the purchase of additional Printronix printers due to its efficient management of printing resources.

        The next-generation Printronix System Architecture, PSA(TM)2, allows all printers across our three product lines to work and interact compatibly with customers' software. Increasingly, customers are employing all three printing technologies (line matrix, laser, thermal) for different needs throughout their operations. PSA2 is a strong driver of sales both to new customers and to those we already serve. Importantly, all Printronix products are Year 2000 compliant.

        In fiscal 1998, we made a strategic acquisition of the RJS bar code verification technology and intend to use that asset as a base to expand the technology and become the leader in online verification (simultaneous printing and bar code verification), as well as verification instruments. By adding this technology, we are broadening our service to the many customers who are increasing their use of bar code labeling and printing as a means of product and inventory control, requiring 100% accuracy for bar coded products shipped around the world. Currently, online verification is only used on thermal printers, but Printronix intends to expand the application to line matrix and laser printers in the future.

        To enhance sales reach, we increased the number of distributors for Printronix products in fiscal 1998 and opened a new sales office in Vienna, Austria to better serve the expanding Eastern European markets.

        To increase efficiency and control future facility costs, we purchased land in Irvine, California where we plan to consolidate our corporate headquarters, R&D and U.S. manufacturing operations now housed in five buildings in the area.

        To continue to enhance stockholder value, the Company announced on May 15, 1998 that the Board of Directors authorized the repurchase of 1,000,000 shares of Printronix common stock, in addition to the 1,000,000 shares authorized in 1997. As of June 22, 1998, 1,138,400 shares had been repurchased.

        We believe Printronix is ready for the future. The Company's technology leadership is delivering increasingly valuable products to the marketplace. Our global strategy gives Printronix strong presence wherever markets are growing. Quick response enables shipment of products built-to-order in just two days -- down from four days last year and 18 days the year before -- to satisfy users' needs. Dedicated customer service helps retain loyal and satisfied users of a broad range of Printronix products. Operations are increasingly efficient even as we add products and markets. Printronix has strong cash flow and no debt.

        In fiscal 1999, we anticipate moderate sales growth as we continue investment in product and market development aimed at reporting stronger top-line results in the year 2000 and beyond.

        The Company's continuing success is attributable to the steady efforts of our employees and management team, supported by industry partners and affiliates. We appreciate the loyalty of our customers, who have committed to Printronix for their printing needs, and the oversight of our Board of Directors as we continue to expand our role as a global printing solution provider. We look forward to reporting continuing improvement in fiscal 1999.

Robert A. Kleist
President and Chief Executive Officer
June 15, 1998

Management's Discussion and Analysis of Results of Operations and Financial Condition

General

In January 1998, the Company, through a 91.5% majority-owned subsidiary, acquired the assets and rights to the bar code verification business and the RJS name from Eltron for $2.9 million in a business combination accounted for as a purchase. RJS is primarily engaged in bar code verification products (See Note
2).

Results of Operations

               Net sales

Revenue of $170.4 million for fiscal 1998 decreased $2.9 million, or 2%, compared to fiscal 1997. The decrease resulted from lower sales to certain OEM customers in the Americas and Europe, lower sales of laser products due to increased competition in Europe, partially offset by increased sales in China and India in the Asia Pacific Region. Sales to the Americas decreased $1.3 million, and sales to Europe, Middle East and Africa decreased $2.9 million compared to fiscal 1997. Fiscal 1998 decreases in sales were partially offset by increased sales to Asia Pacific of $1.3 million, or a 12% increase, compared to fiscal 1997. OEM sales decreased to $82.7 million in fiscal 1998 compared to $89.9 million in fiscal 1997, a decrease of 8%. The Printronix P5000 Series line matrix products accounted for revenue of $122.9 million, or 72% of fiscal 1998 sales. Sales of consumable products increased $2.6 million, or 14%, over fiscal 1997, representing 13% of total revenue.

        Fiscal 1997 revenue of $173.3 million was up $14.0 million, or 9%, over fiscal 1996 sales of $159.3 million. Year-over-year revenue growth came from increased sales in the Company's Printronix P5000 Series line matrix printers. Printronix P5000 Series accounted for revenue of $116.2 million, or 67% of fiscal 1997 sales. Sales of consumable products were 11% of total revenue, an increase of $2.1 million, or 12%, over fiscal 1996. OEM sales grew to $89.9 million in fiscal 1997 compared to $78.0 million in fiscal 1996, an increase of 15%.

               Gross profit

Gross profit as a percentage of sales was 32% in 1998 compared with 27% and 24% in fiscal years 1997 and 1996, respectively. The increase in gross profit percentage in 1998 and 1997 resulted from manufacturing efficiencies and cost reductions on the new Printronix P5000 Series line matrix printers. Margins in 1996 were unfavorably impacted from both the start-up costs related to the development and production ramp-up of the Printronix P5000 Series product family and the manufacturing phase down of the mature line matrix products. The majority of start-up costs were related to establishing suppliers for new component parts, (including controller boards), developing new production processes for the printer hammerbank, integrating new equipment into the production process, and training employees. Manufacturing of the Printronix P5000 Series commenced in the second quarter of fiscal 1996 and was at full production by the first quarter of fiscal 1997. Meanwhile, production of the previous generations of line matrix printers were being phased out, with production ending in mid fiscal 1997.

               Operating expenses

Engineering and development spending increased to $15.6 million (excluding a one-time acquisition related charge of $0.9 million) compared with $14.3 million in fiscal 1997, and as a percentage of sales, increased to 9% from 8% in fiscal 1997. The growth in engineering spending reflects the Company's commitment to continuous improvement of the Printronix P5000 Series line matrix, LaserLine and ThermaLine industrial strength printers.

        In fiscal 1997, the Company spent $14.3 million on engineering and development compared with $13.7 million in fiscal 1996. The growth in engineering and development spending over fiscal 1996 resulted from the Company's commitment to continuous improvement in all three print technologies and also increasing customer support and development around the world.

        Selling, general and administrative spending increased to $23.2 million compared with $19.9 million in fiscal 1997, while spending as a percentage of sales increased to 14% compared with 11% in fiscal 1997. Spending increased over the prior year as a result of increased sales coverage and marketing emphasis on developing the Americas, Europe, Middle East, and Asia Pacific markets.

        Selling, general and administrative expenses, as a percentage of sales, remained flat at 11% in fiscal 1997 compared with fiscal 1996. Spending increased partly due to increased provision for bad debts and partly due to increased sales and marketing expenses.

               Other income and expenses

Foreign currency remeasurement gains were $732,000 in fiscal 1998 compared with losses of $35,000 in fiscal 1997 and losses of $45,000 in fiscal 1996. Foreign currency remeasurement gains in fiscal 1998 were due to the Company's Singapore manufacturing operations.

        Interest and other income, net, increased $0.5 million in fiscal 1998 compared with fiscal 1997 due to increased interest income resulting from higher average cash balances and decreased interest expense. Interest and other income, net, decreased $0.2 million in fiscal 1997 compared with fiscal 1996 due to increased interest expense resulting from a $5.0 million loan to fund the Singapore building purchase. By fiscal end 1997, all outstanding debt was repaid.

               Income taxes

For Federal income tax purposes, the Company currently has available a net operating loss carryforward of $11.9 million. Accordingly, there were no Federal taxes owed for fiscal years 1998, 1997, and 1996. The California net operating losses were fully utilized in the fourth quarter of fiscal 1997. The provision for taxes consists of certain state and foreign income taxes.

Liquidity and Capital Resources

Cash and equivalents totaled $10.3 million at the end of fiscal 1998 compared with $12.8 million for fiscal 1997. The decrease in cash is due primarily to the purchase of land for the new corporate facilities, purchases of Printronix stock totaling $11.4 million and $2.9 million for the RJS acquisition, which were funded by current year operations.

        Capital expenditures during fiscal 1998 consisted of $8.1 million for the purchase of land in Irvine to consolidate into one complex the corporate headquarters, research and development, and manufacturing, which are currently housed in five buildings in the area. Capital expenditures related to machinery, equipment, furniture, and fixtures totaled $6.9 million and $0.5 million for buildings and improvements.

        Fiscal 1998 year-end inventory was lower than fiscal 1997 due to ongoing improvements in the JIT inventory system. The Company's increased manufacturing efficiencies have reduced the time from order to shipment from an average of eighteen days in 1996 and four days in 1997 to an average of only two days in 1998. This reduction in lead time has enabled the Company to maintain lower inventory levels while increasing inventory turns.

        Unsecured lines of credit at March 27, 1998 totaled $10.2 million of which $8.4 million was available for borrowing.

        At the end of fiscal 1998, the Company continues to reserve $0.2 million for an environmental issue associated with the closing down of the Company's Irvine hammerbank factory in fiscal 1994 (see Note 9).

        The Company believes that its internally-generated funds, together with available bank credit agreements, will adequately provide for working capital requirements, capital expenditures and engineering and development needs through fiscal 1999.

Supplemental Information

Fiscal years 1998, 1997, and 1996 utilized a fifty-two week period.

        During fiscal 1998, the Company completed the implementation of a year 2000 compliant enterprise-wide information system. The Company has also initiated an assessment project, both within the Company and with its business partners, which addresses those other significant systems that may have year 2000 compliance issues. The Company presently believes that with the implementation of the new system and modification to existing software, year 2000 compliance will not pose a significant operational challenge for the Company. However, if these modifications are not completed on a timely basis, including implementation by its business partners, the Company's financial position, results of operations, and cash flows may materially and adversely be affected.

        For fiscal 1999, the Company will be required to adopt Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." The impact of the adoption of this pronouncement is not expected to have a material impact on the Company's presentation of financial position or results of operations.

        For fiscal 1999, the Company will be required to adopt SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is currently evaluating what impact this pronouncement will have on the Company's disclosures.

        For fiscal 1999, the Company will be required to adopt SFAS No. 132, "Employees Disclosures About Pensions and Other Postretirement Benefits." The impact of the adoption of this pronouncement is not expected to have a material impact on the Company's disclosures.

        For fiscal 2000, the Company will be required to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The impact of the adoption of this pronouncement is not expected to have a material impact on the Company's presentation of financial position or results of operations.

        The Company believes that the effects of inflation on its operations and financial condition are minimal.

Consolidated Balance Sheets


                                                                  1998          1997
                                                           ---------------------------------
                                                           $ in thousands, except share data
As of March 27, 1998 and March 28, 1997
Assets

Current Assets
    Cash and cash equivalents                                   $ 10,264      $ 12,766
    Accounts receivable, net of allowance for doubtful
     accounts of $1,920 in 1998 and $1,010 in 1997                26,739        23,086
    Inventories
     Raw materials, subassemblies and work in process             15,782        16,253
     Finished goods                                                1,826         3,775
                                                                --------      --------
                                                                  17,608        20,028
    Prepaid expenses                                               1,015           792
                                                                --------      --------
      Total Current Assets                                        55,626        56,672
                                                                --------      --------

Property and Equipment, at Cost
    Machinery and equipment                                       32,740        32,690
    Furniture and fixtures                                        18,435        13,581
    Land                                                           8,100            --
    Buildings                                                      7,046         6,769
    Leasehold improvements                                         2,104         2,008
                                                                --------      --------
                                                                  68,425        55,048
     Less: Accumulated depreciation and amortization             (37,159)      (31,520)
                                                                --------      --------
                                                                  31,266        23,528
Intangible assets, net                                             1,166            --
Other assets                                                         806           453
                                                                --------      --------
      Total Assets                                              $ 88,864      $ 80,653
                                                                ========      ========

Liabilities and Stockholders' Equity

Current Liabilities
    Accounts payable                                            $  9,988      $  8,621
    Accrued expenses
     Payroll and employee benefits                                 4,590         4,087
     Warranty                                                      1,681         1,536
     Other                                                         1,385         1,326
     Income taxes                                                    760           641
     Environmental                                                   214           214
                                                                --------      --------
      Total Current Liabilities                                   18,618        16,425
                                                                --------      --------

Other long-term liabilities                                          794           720
Minority interest in subsidiary                                      215            --

Commitments and contingencies

Stockholders' Equity
    Common stock, $0.01 par value
     (Authorized 30,000,000 shares; issued and outstanding
     7,649,901 shares in 1998 and 8,032,303 shares in 1997)           77            80
    Additional paid-in capital                                    30,054        30,887
    Retained earnings                                             39,106        32,541
                                                                --------      --------
      Total Stockholders' Equity                                  69,237        63,508
                                                                --------      --------
      Total Liabilities and Stockholders' Equity                $ 88,864      $ 80,653
                                                                ========      ========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income




For each of the three years                    March 27,               March 28,               March 29,
in the period ended March 1998                   1998          %         1997           %         1996           %
                                              -----------     ---    -----------       ---    -----------       ---
                                                                $ in thousands, except share data
Net sales                                     $   170,391             $  173,290               $  159,261
Cost of sales                                     116,461                127,347                  121,765
                                              -----------     ---    -----------       ---    -----------       ---
Gross profit                                       53,930    31.7%        45,943      26.5%        37,496      23.5%
                                              -----------     ---    -----------       ---    -----------       ---
Operating expenses
    Engineering and development                    15,621     9.2%        14,324       8.3%        13,694       8.6%
    In-process engineering charge                     942     0.6%            --        --             --        --
    Selling, general & administrative              23,223    13.6%        19,920      11.5%        17,457      11.0%
                                              -----------     ---    -----------       ---    -----------       ---
                                                   39,786    23.3%        34,244      19.8%        31,151      19.6%
                                              -----------     ---    -----------       ---    -----------       ---
Income from operations                             14,144     8.3%        11,699       6.8%         6,345       4.0%
Foreign currency remeasurement gain (loss)            732                    (35)                     (45)
Interest and other income, net                        926                    476                      627
                                              -----------     ---    -----------       ---    -----------       ---
Income before minority interest and taxes          15,802     9.3%        12,140       7.0%         6,927       4.3%
Minority interest in loss in subsidiary               (48)                    --                       --
Provision for income taxes                            786                    469                      156
                                              -----------     ---    -----------       ---    -----------       ---
Net income                                    $    15,064     8.8%   $    11,671       6.7%   $     6,771       4.3%
                                              ===========     ===    ===========       ===    ===========       ===
Net income per share
    Basic                                     $      1.91            $      1.47              $      0.88
    Diluted                                   $      1.83            $      1.40              $      0.82
Number of common shares used in the
  computation of net income per share
    Basic                                       7,884,024              7,913,010                7,689,978
    Diluted                                     8,229,279              8,309,748                8,246,467

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity




                                                           Common Stock
                                                    --------------------------
For each of the three years                         Number of                       Additional         Retained
in the period ended March 1998                       Shares           Amount      Paid-in Capital      Earnings
                                                    ---------       ----------       ----------       ----------
                                                                 $ in thousands, except share data
B a l a n c e ,  M a r c h 3 1 ,  1 9 9 5           7,458,842       $       75       $   27,368       $   14,099
    Exercise of stock options                         366,060                3              896               --
    Compensation expense for restricted stock              --               --              784               --
    Purchase price of vested portion of
     restricted stock                                      --               --               83               --
    Repurchase and retirement of
     shares of common stock                            (1,536)              --               (6)              --
    Net income                                             --               --               --            6,771
                                                    ---------       ----------       ----------       ----------

B a l a n c e ,  M a r c h  2 9 ,  1 9 9 6          7,823,366               78           29,125           20,870
    Exercise of stock options                         209,019                2              532               --
    Compensation expense for restricted stock              --               --            1,147               --
    Purchase price of vested portion of
     restricted stock                                      --               --               83               --
    Redemption and retirement of
     fractional common shares                             (82)              --               --               --
    Net income                                             --               --               --           11,671
                                                    ---------       ----------       ----------       ----------

B a l a n c e ,  M a r c h  2 8 ,  1 9 9 7          8,032,303               80           30,887           32,541
    Exercise of stock options                         358,998                4              812               --
    Compensation expense for restricted stock              --               --            1,257               --
    Repurchase and retirement of shares of
     common stock (741,400)                                                 (7)          (2,902)          (8,499)
    Net income                                             --               --               --           15,064
                                                    ---------       ----------       ----------       ----------
B a l a n c e ,  M a r c h  2 7 ,  1 9 9 8          7,649,901       $       77       $   30,054       $   39,106
                                                    =========       ==========       ==========       ==========

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

                                                                  March 27,     March 28,     March 29,
For each of the three years in the period ended March 1998          1998          1997          1996
                                                                  --------      --------      --------
                                                                            $ in thousands
Cash Flows From Operating Activities:

    Net income                                                    $ 15,064      $ 11,671      $  6,771
    Adjustments to reconcile net income to net
     cash provided by operating activities:
      Depreciation and amortization                                  7,533         7,091         5,626
      Compensation expense for restricted stock                      1,257         1,147           784
      In-process engineering charge                                    942            --            --
      Loss (gain) on sale of property and equipment                    222            52           (12)
      Minority interest in loss in subsidiary                          (48)           --            --
      Changes in assets and liabilities:
        Accounts receivable                                         (3,045)          490        (1,274)
        Inventories                                                  3,079         2,682        (3,612)
        Other long-term assets                                        (353)         (202)           19
        Accounts payable                                             1,146        (3,225)          654
        Accrued warranty expenses                                      100           400            --
        Accrued income taxes                                           119           312           (50)
        Other long-term liabilities                                     14           (97)         (668)
        Other current assets and liabilities, net                      268           864          (998)
                                                                  --------      --------      --------
          Net cash provided by operating activities                 26,298        21,185         7,240
                                                                  --------      --------      --------

Cash Flows From Investing Activities:

    Purchase of machinery, equipment, furniture and fixtures        (6,904)       (9,024)       (9,796)
    Purchase of land                                                (8,100)           --            --
    Purchase of buildings and leasehold improvements                  (498)       (6,769)           --
    Acquisition of RJS                                              (2,900)           --            --
    Proceeds from disposition of property and equipment                194           476           178
                                                                  --------      --------      --------
          Net cash used in investing activities                    (18,208)      (15,317)       (9,618)
                                                                  --------      --------      --------
Cash Flows From Financing Activities:

    Payments against debt borrowing                                     --        (5,205)         (460)
    Issuance of term loan                                               --         5,000            --
    Proceeds from exercise of stock options                            816           617           985
    Repurchase and retirement of shares of common stock            (11,408)           --            (6)
                                                                  --------      --------      --------
          Net cash (used in) provided by financing activities      (10,592)          412           519
                                                                  --------      --------      --------
Decrease (increase) in cash and cash equivalents                    (2,502)        6,280        (1,859)
Cash and cash equivalents at beginning of year                      12,766         6,486         8,345
                                                                  --------      --------      --------
Cash and cash equivalents at end of year                          $ 10,264      $ 12,766      $  6,486
                                                                  ========      ========      ========

Supplementary Disclosures of Cash Flow Information:

    Interest paid                                                 $     80      $    244      $    534
    Taxes paid                                                    $    956      $    119      $    498

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

As of March 27, 1998 and March 28, 1997 and for each of the three years in the period ended March 27, 1998.

Note 1         Summary of Significant Accounting Policies
               General

Printronix, Inc. ("the Company") was incorporated in California in 1974 and was reincorporated in Delaware in December 1986. The Company designs, manufactures, and markets medium and high speed printers which support a wide range of computer systems and software platforms. Printronix printers produce "hard copy" through the application of impact, laser, and thermal technologies. The Company's product line is designed primarily for business and industrial applications, quickly and reliably producing every type of printed computer output, from reports and labels to bar codes. The Company also produces and markets Intelligent Graphics Printing (IGPTM) which resides in the printer, enabling it to produce bar codes, forms, and logos.

               Basis of consolidation

The consolidated financial statements include the accounts of the Company, Printronix, Inc., and its wholly and majority owned subsidiaries. All intercompany accounts and transactions have been eliminated.

               Accounting period

The Company utilizes a fifty-two, fifty-three week fiscal year ending on the last Friday of March. The Company is reporting a fifty-two week fiscal year for all periods presented.

               Cash equivalents

For cash flow reporting purposes, the Company considers all highly liquid temporary cash investments with original maturities of three months or less at the time of purchase to be cash equivalents. The effect of exchange rate changes on cash balances held in foreign currencies was not material for the periods presented.

               Inventories

Inventories, which include material, labor, and overhead costs, are valued at the lower of cost (first-in, first-out method) or market.

               Property and equipment

Depreciation and amortization of property and equipment are provided using the straight-line method over the following estimated useful lives:

               Machinery and equipment    3 to 5 years
               Furniture and fixtures     3 to 7 years
               Buildings                  30 years
               Leasehold improvements     Lesser of useful life or term of lease

Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterments to property and equipment are capitalized at cost. When assets are disposed of, the applicable costs and accumulated depreciation and amortization thereon are removed from the accounts and any resulting gain or loss is included in operations. Depreciation expense was $7.5 million, $7.1 million, and $5.6 million for the years ended 1998, 1997, and 1996, respectively.

               Intangible assets

The Company recorded certain intangible assets of $1.2 million resulting from the purchase of RJS in fiscal 1998. The intangible assets are being amortized over a period of five years using the straight-line basis. Amortization expense of $33,000 was charged to operations in fiscal 1998.

               Long-term assets

The carrying value of long-term assets is periodically reviewed by management, and impairment losses, if any, are recognized when the expected non-discounted future operating cash flows derived from such assets are less than their carrying value.

               Sales recognition

Sales are recorded as of the date shipments are made to customers. The Company's products are sold primarily to customers in the computer and bar code industry and accordingly, the majority of the Company's accounts receivable are concentrated among such customers. Sales returns and allowances are reflected as a reduction in sales and reflected in inventory at cost or expected net realizable value, whichever is lower. Every six months the Company allows North American distributors a stock rotation, whereby 2% of the prior six months sales can be returned, subject to various limitations, in exchange for other products. The Company has not experienced sales returns of a material amount. Products that are defective upon arrival are handled under the Company's warranty policy.

               Income on maintenance contracts

The Company generates revenue on extended maintenance contracts through the sale of the service obligation to a third party provider. The third party provider is responsible for the performance of all maintenance services for the contract period. The net income on such contracts is recognized fully in the period the contract is sold to the third party provider as the Company assumes no further material obligation after the date of sale. Revenue generated from maintenance contracts was not material in any fiscal year presented.

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

               Advertising

The Company expenses advertising costs including promotional literature, brochures, and trade shows as incurred. Advertising expense was $2.1 million, $1.3 million, and $1.2 million for the years 1998, 1997, and 1996, respectively.

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

               Income taxes

The Company accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes." SFAS No. 109 requires the use of the asset and liability method for financial accounting and reporting for income taxes, and further prescribes that current and deferred tax balances be determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse.

               Net income per common share

During the year ended March 27, 1998, the Company adopted SFAS No. 128, "Earnings per Share." In accordance with SFAS No. 128, basic net income per common share is computed using the weighted average number of shares of common stock outstanding and diluted net income per common share is computed using the weighted average number of shares of common stock outstanding and potential shares outstanding, if dilutive. Net income per share amounts for all periods presented have been restated to conform with SFAS No. 128 requirements.

                                                      March 27,          March 28,          March 29,
                                                        1998               1997               1996
                                                     ----------         ----------         ----------
                                                             $ in thousands, except share data
Numerator: Net income                                $   15,064         $   11,671         $    6,771
Denominator for basic net income per share            7,884,024          7,913,010          7,689,978
Basic net income per share                           $     1.91         $     1.47         $     0.88
Effect of dilutive securities:
Weighted average shares outstanding                   7,884,024          7,913,010          7,689,978
Stock options                                           345,255            396,738            556,489
                                                     ----------         ----------         ----------
Denominator for diluted net income per share          8,229,279          8,309,748          8,246,467
Diluted net income per share                         $     1.83         $     1.40         $     0.82

               Capital stock

In June 1996, the Company completed a stock split effected in the form of a fifty percent (50%) stock dividend. Retroactive effect has been given to the stock split in all share, price, and per share data presented.

               Accounting for stock-based compensation

The Company accounts for stock-based compensation issued to employees using the intrinsic value based method as prescribed by the Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees". Under the intrinsic value based method, compensation is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period (See Note 6).

               New pronouncements

For Fiscal 1999, the Company will be required to adopt SFAS No. 130, "Reporting Comprehensive Income." The impact of the adoption of this pronouncement is not expected to have a material impact on the Company's presentation of financial position or results of operations.

    For Fiscal 1999, the Company will be required to adopt Statement of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is currently evaluating what impact this pronouncement will have on the Company's disclosures.

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

               Reclassifications

Certain amounts for previous fiscal years have been reclassified to conform with the fiscal 1998 presentation.

Note 2         Acquisition

In January 1998, the Company, through a 91.5% majority-owned subsidiary, acquired the assets, rights to the bar code verification business and the RJS name, and assumed certain liabilities from Eltron in a cash expenditure of $2.9 million in a business combination accounted for as a purchase. RJS is primarily engaged in bar code verification products. The results of operations of RJS are included in the consolidated financial statements since the date of acquisition. The fair value of assets acquired exceeded the purchase price by $0.9 million based upon appraised values and the excess has been allocated to reduce the value of noncurrent assets acquired. The acquisition also resulted in a $1.2 million intangible asset (See Note 1). Fourth quarter results include a one-time charge for in-process engineering expenses of $0.9 million before tax benefit, or $0.6 million after tax.

Note 3         Land Purchase

During the fourth quarter of fiscal 1998, the Company purchased land in Irvine, California for $8.1 million. The Company plans to consolidate into one complex the corporate headquarters, research and development and U.S. manufacturing operations now housed in five buildings in the area. Construction of the building is scheduled to begin the summer of 1998 with an expected move date during the fall of 1999.

Note 4         Bank Borrowing and Debt Arrangements

The Company maintains an unsecured line of credit of $7.5 million with a United States bank. The line of credit agreement generally provides for interest at the prime rate or LIBOR plus 2%, contains certain standard financial and non-financial covenants, provides for an annual commitment fee of 1/2% of the unused portion of the line, and is renewable in August of 1998. At the end of fiscal years 1998 and 1997, there were no cash borrowings against this line of credit.
    At March 27, 1998, one of the Company's foreign subsidiaries maintained unsecured lines of credit with foreign banks of $2.7 million which include a standby Letter of Credit of $1.8 million. These credit facilities are subject to parent guarantees, require payment of certain loan fees, and provide for interest at approximately 3/4 to 1% above the bank's cost of raising capital. During fiscal years 1998 and 1997, there were no cash borrowings against these lines of credit.

    The Company entered into an agreement in fiscal 1997 to secure a five-year term loan of $5.0 million to acquire a manufacturing facility in Singapore. During fiscal 1997, the Company borrowed $5.0 million on the term loan and paid off the entire balance by the end of fiscal 1997.

Note 5         401(k) Savings, Profit-Sharing, and Bonus Plans

Effective January 1, 1985, the Company adopted a 401(k) Savings and Investment Plan (the "401(k) Plan"), for all elegible employees, which is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Internal Revenue Code. All United States employees (including officers, but not outside directors) may contribute from 1% to 17% of compensation per week (subject to certain limitations) on a tax-free basis through a "salary reduction" arrangement. The Company matches employee contributions up to a maximum of 2% of salary or $1,000 per year, whichever is less. Employee contributions are always 100% vested. All Company contributions become fully vested after four full years of employment. Company contributions to the 401(k) plan were $515,000, $434,000, and $306,000 for fiscal years 1998, 1997, and 1996, respectively.

    The Company also maintains a discretionary worldwide profit-sharing plan for qualified employees. Employees who have been with the Company for 90 days of continuous service are eligible to participate in the profit-sharing plan. The Company allocates a percentage of pre-tax profits to a profit-sharing pool which is then distributed to employees pro rata based on quarterly salary. In addition, certain executives are eligible to participate in a bonus plan which is contingent upon achieving specific operating performance targets established by the Board of Directors. Company contributions to these plans were $3.0 million, $3.1 million, and $2.4 million for fiscal years 1998, 1997, and 1996, respectively.

Note 6         Stock Option and Stock Incentive Plans and Common Share Purchase
               Rights

               Stock option and stock incentive plans

The Company has one stock option plan under which options may be granted to purchase shares of its common stock. A total of 1,525,000 shares are authorized for issuance under this plan. An additional plan which expired April 30, 1994 has options outstanding, but no further options may be granted under this plan.

    Options under the plan are generally granted at prices not less than the fair market value of the common stock on the date of grant and can become exercisable in installments at dates ranging from one to ten years from the date of grant, as determined by the Stock Option Committee of the Board of Directors. Generally, outstanding options become exercisable at the rate of 25% per year, and expire five years from the date of grant.

    The following is a summary of the transactions, including restricted stock, as discussed below, relating to the plans for fiscal years ended 1998, 1997 and 1996:


                                        1998                      1997                       1996
                               -----------------------    -----------------------    -----------------------
                                             Weighted                   Weighted                   Weighted
                                              Average                   Average                     Average
Common Stock Options and                     Exercise                   Exercise                   Exercise
Restricted Stock Purchases     Shares          Price      Shares          Price      Shares          Price
                               -------       ---------    -------       ---------    -------       ---------
Beginning, outstanding         782,437       $    9.04    963,332       $    7.34    920,354       $    3.16
Granted                        485,525           11.41     69,575           13.55    430,557           12.20
Exercised                     (358,998)           8.84   (209,019)           2.55   (366,060)           2.51
Canceled                       (25,918)          11.48    (41,451)          10.38    (21,519)           6.69
                               -------       ---------    -------       ---------    -------       ---------
Ending, outstanding            883,046       $   10.35    782,437       $    9.04    963,332       $    7.34
                               -------       ---------    -------       ---------    -------       ---------
Options exercisable            377,200                    294,837                    180,251
                               -------       ---------    -------       ---------    -------       ---------
Weighted average fair
value of options granted                     $    8.15                  $    6.16                  $    5.94

As of March 27, 1998 options to acquire 372,648 shares remained available to grant. A detail of options outstanding and exercisable as of March 27, 1998 is presented below:


           Options outstanding                           Options exercisable
---------------------------------------------    ----------------------------------
                                 Weighted
                                  Average         Weighted                Weighted
                                 Remaining        Average                 Average
Range of             Number      Contractual     Exercise    Number       Exercise
exercise prices   Outstanding   Life in Years      Price   Exercisable      Price
---------------   -----------   -------------    --------- -----------    ---------
$2.00 - $4.11        208,883         0.96        $    3.39   171,734      $    3.26
11.00 - 11.83        181,081         2.93            11.07    93,482          11.12
11.92 - 12.17        228,225         3.76            12.02    24,297          12.16
12.33 - 18.44        264,857         2.92            13.91    87,687          13.37
---------------      -------         ----        ---------   -------      ---------
$ 2.00 - $18.44      883,046         2.68        $   10.35   377,200      $    8.13
===============      =======         ====        =========   =======      =========

Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and diluted net income per share would have been reduced to the following pro forma amounts for the three fiscal years ended March 1998:


                                               March 27,      March 28,       March 29,
                                                 1998            1997            1996
                                              ----------      ----------      ---------
                                                   $in thousands, except share data
Net Income as reported                        $   15,064      $   11,671      $   6,771
Pro forma                                         13,310          10,700          6,178
Diluted net income per share as reported      $     1.83      $     1.40      $    0.82
Pro forma                                     $     1.62      $     1.29      $    0.75

The fair value of each option granted to employees and directors is estimated using the Black-Scholes option-pricing model on the date of grant using the following assumptions: no dividend yield, average volatility of 54% for fiscal year 1998 and 65% for fiscal years 1997 and 1996, weighted average risk-free interest rate of approximately 5.8, 6.2 and 5.7% for fiscal years 1998, 1997 and 1996, respectively, and an average expected life of 3.2 years for fiscal year 1998 and 3.3 years for fiscal years 1997 and 1996, respectively.

    Under the now expired 1984 Stock Incentive Plan ("the 1984 Plan") and the 1994 Stock Incentive Plan ("the 1994 Plan"), grants of restricted stock can be made at any price. In fiscal 1991 and fiscal 1993, 258,750 shares and 112,500 shares were issued, respectively, under the 1984 Plan and an additional 236,000 shares were issued in fiscal 1998 under the 1994 Plan. The shares issued under both plans are subject to certain repurchase agreements and performance criteria which lapse over an extended period not exceeding seven years for the 1984 Plan and two years for the 1994 Plan beginning in fiscal 1999. All repurchase agreements on shares issued in fiscal 1991 and fiscal 1993 expired prior to March 27,1998. The excess of the fair market value on the date of vesting over the purchase price is charged to operations as compensation expense as the restrictions lapse. As discussed in Note 1 above, the Company accounts for the above plans under APB No. 25. In each of fiscal 1998, 1997, and 1996, 92,816 or 25% of the issued shares vested, with $1.3 million, $1.1 million, and $0.8 million, respectively, charged to operations under the 1984 Plan. Compensation expense for shares issued in 1998 under the 1994 Plan will be recognized in fiscal years 1999 and 2000, if the performance criteria are met.

               Common share purchase rights

On March 16, 1989, the Company declared a dividend payable on April 4, 1989 of 10,311,603 common share purchase rights.

    Each right, when exercisable, entitles a stockholder to buy one share of the Company's common stock at an exercise price of $15.55, subject to adjustment. The rights become exercisable ten days after certain persons or groups announce acquisition of 20% or more, or announce an offer for 30% or more, of the Company's common stock. The rights are nonvoting, expire in ten years and may be redeemed prior to becoming exercisable. In the event that the Company was acquired in a merger or other business combination, each outstanding right would entitle a holder to purchase, at the current exercise price, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. The foregoing is a general description only and is subject to the detailed terms and conditions set forth in the Common Share Rights Agreement, dated as of March 17, 1989, between the Company and Chemical Trust Company of California.

Note 7         Income Taxes

               Provision for income taxes


                                    March 27,         March 28,          March 29,
                                      1998              1997               1996
----------------------------------------------------------------------------------
                                                    $in thousands
Current
Federal                               $ 262             $ 155             $  (6)
State                                   538               205               (22)
Foreign                                 294               289               184
Deferred                               (308)             (180)               --
                                      -----             -----             -----
Total                                 $ 786             $ 469             $ 156

               Components of income before taxes

                                    March 27,         March 28,         March 29,
                                      1998               1997              1996
                                     -------           -------           -------
                                                    $in thousands
United States                        $ 9,824           $11,820           $ 4,215
Foreign                                6,026               320             2,712
                                     -------           -------           -------
Total                                $15,850           $12,140           $ 6,927

Amounts for tax provision and components of income before taxes shown in the two tables above are classified based on location of the taxing authority and not on geographic region.

               Deferred income tax provision


                                                 March 27,   March 28,    March 29,
                                                    1998       1997         1996
                                                  -------      -----        -----
                                                           $in thousands
Capitalized research and development              $  (308)     $    --      $    --
Tax depreciation (under) over depreciation
for financial reporting purposes                     (137)        (191)          65
Inventory costs capitalized for tax and
expensed for financial reporting                     (210)         198         (114)
(Increase) decrease in liability reserves            (670)        (217)       1,176
Utilization (nonutilization) of net operating
losses and credits                                  4,618        3,263       (1,873)
Foreign tax credit expiration                          --           --        2,700
AMT credit carryforward                              (255)        (180)          --
Valuation reserve                                  (3,346)      (3,053)      (1,954)
                                                  -------      -------      -------
Total                                             $  (308)     $  (180)     $    --

Deferred income taxes are not provided on the undistributed earnings (which totaled approximately $43.1 million as of March 27, 1998) of the Company's foreign subsidiaries as the Company intends to reinvest these earnings indefinitely outside of the United States. Deferred income taxes result from differences in the timing of reporting income and expenses for financial statement and income tax reporting purposes.

               Deferred income tax asset


                                                       March 27,       March 28,
                                                         1998            1997
                                                       --------        --------
                                                             $in thousands
Capitalized research and development                   $    308        $     --
Tax depreciation under (over) depreciation
for financial reporting purposes                            118             (19)
Inventory costs capitalized for tax and
expensed for financial reporting                            666             456
Liability reserves                                        1,432             762
Net operating loss carryforward                           4,056           8,674
AMT credit carryforward                                     472             217
                                                       --------        --------
Gross deferred tax asset                                  7,052          10,090
Valuation reserve                                        (6,527)         (9,873)
                                                       --------        --------
Total                                                  $    525        $    217

At March 27, 1998, the Company had available net operating loss carryforwards for Federal income tax purposes of approximately $11.9 million expiring in 2002 to 2010. Approximately $3.6 million of the valuation reserve for the net operating loss carryforward is related to the deduction of stock options and will be allocated directly to capital when utilized.

               Reconciliation of Effective Tax Rate to
               Statutory Federal Tax Rate


                                     March 27, 1998        March 28, 1997          March 29, 1996
                                   Amount          %      Amount          %      Amount          %
                                   -------        ----    -------        ----    -------        ----
                                                          $in thousands
Provision computed at
statutory rates                    $ 5,548        35.0    $ 4,248        35.0    $ 2,355        34.0
State income taxes,
net of Federal tax
benefit (provision)                    350         2.2        180         1.5        (22)       (0.3)
Book income from which Federal
benefit is utilized                 (3,260)      (20.6)    (4,136)      (34.0)    (1,439)      (20.8)
Rate increase (reductions)
due to foreign operations
(including carryback)               (1,852)      (11.6)       177         1.4       (738)      (10.7)
                                   -------        ----    -------        ----    -------        ----
Total                              $   786         5.0    $   469         3.9    $   156         2.2

The Company has a favorable pioneer tax status in Singapore for income generated from the manufacture of new Printronix P5000 Series line matrix products. The pioneer status started in April 1996, lasts for a duration of five years, and is extendible to eight years. The pioneer status mandates that the Company meet certain requirements, including meeting specific levels of capital investment and engineering headcount. Earnings generated there are exempt from tax liability through 2001, extendible to 2004. The aggregate dollar effect of the pioneer status was to reduce foreign taxes by $1.8 million, $0.1 million, and $0.7 million for fiscal years 1998, 1997, and 1996, respectively. The diluted net income per share effects of this pioneer status would be 22 cents, one cent, and eight cents for fiscal years 1998, 1997, and 1996, respectively.

Note 8         Segment and Customer Data

Printronix operates in one industry segment -- the design, manufacture and marketing of medium and high speed printers which support a wide range of computer systems and software platforms. Regional segment data is as follows:


                                        Europe, Middle
                         The Americas    East & Africa    Asia Pacific    Eliminations   Consolidated
                         ------------   --------------    ------------    ------------   ------------
                                                          $in thousands
1998
Revenues:
Net sales                  $ 118,267       $  39,235        $  12,889        $--           $ 170,391
Transfers between
geographic locations          10,957           1,949           42,128                        (55,034)
                           ---------       ---------        ---------        -------       ---------
                             129,224          41,184           55,017        (55,034)        170,391

Income from operations     $   8,264       $   4,643        $   1,237        $--           $  14,144
Identifiable assets        $  55,260       $  13,750        $  19,849        $--           $  88,864


1997
Revenues:
Net sales                  $ 120,439       $  41,731        $  11,120        $--           $ 173,290
Transfers between
geographic locations          18,307             601           42,658        (61,566)             --
                           ---------       ---------        ---------        -------       ---------
                             138,746          42,332           53,778        (61,566)        173,290

Income from operations     $   6,217       $   4,239        $   1,243        $--           $  11,699
Identifiable assets        $  44,993       $  12,257        $  23,403        $--           $  80,653


1996
Revenues:
Net sales                  $ 116,368       $  34,712        $   8,181        $--           $ 159,261
Transfers between
geographic locations          18,487             403           38,737        (57,627)             --
                           ---------       ---------        ---------        -------       ---------
                             134,855          35,115           46,918        (57,627)        159,261

Income from operations     $   2,811       $   2,441        $   1,093        $--           $   6,345
Identifiable assets        $  43,380       $  10,795        $  14,955        $--           $  69,130

Geographic information is based upon the principal location of the Company's operations and not necessarily on the location of the customers. Transfers between geographic locations are billed at manufacturing costs plus a margin representing a reasonable rate of return for activities performed. Certain operating expenses have been redistributed among geographic regions to reflect a reasonable allocation of operating expenses which support worldwide operations. The Americas' sales included export sales of approximately $22.1 million, $23.5 million, and $22.9 million for fiscal years 1998, 1997, and 1996, respectively. Export sales are principally to Europe, Canada, and Asia.

    Sales based on the location of the customers were as follows for fiscal years 1998, 1997, and 1996, respectively: The Americas -- $100.5 million, $101.8 million and $99.0 million; Europe, the Middle East, and Africa -- $57.9 million, $60.8 million, and $51.8 million; and Asia Pacific -- $12.0 million, $10.7 million, and $8.5 million.

    In fiscal 1998, 1997, and 1996, the Company had two customers each of which represented 10% or more of consolidated net sales. Sales to the largest customer, IBM, represented 28%, 29%, and 30% of net sales for fiscal years 1998, 1997, and 1996, respectively. Sales to the second largest customer represented 10% of net sales for fiscal years 1998, 1997, and 1996. A significant decline in sales to either customer could have an adverse effect on the Company's operations.

Note 9         Commitments and Contingencies

               Operating leases

The Company conducts its operations using leased facilities under non-cancelable operating leases which expire at various dates beginning fiscal year 1999 through 2026. Leases, other than the land lease for the Company's building in Singapore, expire at various dates through fiscal year 2005.

    The following is a summary of rental expense of non-cancelable building and equipment operating leases incurred for each of the three years in the period ended March 1998:

                                  March 27,   March 28,    March 29,
                                    1998        1997         1996
                                  --------    --------     --------
                                          $ in thousands
Gross rental expenses             $ 2,949     $ 3,560      $ 3,703
                                  -------     -------      -------
Less: sublease rental income           --         (25)         (82)
                                  -------     -------      -------
Net rental expense                $ 2,949     $ 3,535      $ 3,621

The minimum rental commitments required under existing non-cancelable operating leases are as follows:

                  1999     2000     2001    2002     2003  Thereafter  Total
                 ------   ------    -----   -----    ----- ---------- -------
                                        $ in thousands
                 $2,994   $1,612    $ 566   $ 352    $ 293   $4,873   $10,690

The minimum annual rental commitment for the land located at the Singapore manufacturing facility represents $5.7 million of the above $10.7 million commitment under non-cancelable operating leases.

               Environmental assessment

In January 1994, the Company was notified by the California Regional Water Quality Control Board --Santa Ana Region (the "Board") that groundwater monitoring reports indicated that the groundwater under one of the Company's former production plants was contaminated with various chlorinated volatile organic compounds (VOCs). Evidence adduced from site studies undertaken to date indicate that compounds containing the VOCs were not used by the Company during its tenancy, but were used by the prior tenant during its long-term occupancy of the site. The tests also indicate that the composition of the soil is such that off-site migration of contamination is very slow and contamination is most likely confined to the site.

    In March 1996, the Company received a request from the Board for information regarding chemicals used by the Company or others on property adjacent to the former production plant site. Although the Company previously occupied a small portion of this adjacent property, primarily for office space and a machine shop, initial review indicates that the Company did not use compounds containing VOCs on this adjacent property.

    Presently, the Board continues to investigate the source of the VOCs and there are currently no further orders outstanding against the Company. As of March 27, 1998, the Company has reserved $214,000 which is a reasonable estimate to cover further legal fees or any additional expenses related to environmental tests which could be requested by the Board at either site. To date, the Company has incurred only minimal expense in its initial response to the Board's request for information and for environmental testing.

    The Company is convinced that it bears no responsibility for any contamination at the sites and intends to vigorously defend any action which might be brought against it with respect thereto. Furthermore, the Company believes that it has adequately accrued for any future expenditures in connection with environmental matters and that such expenditures will not have a materially adverse effect on its financial condition or results of operations.

Note 10        Subsequent Event (unaudited)

Subsequent to year-end, the Board of Directors authorized the Company to repurchase up to an additional 1,000,000 shares of the Company's outstanding common stock, resulting in a total of 2,000,000 shares authorized for repurchase. Subsequent to year-end, a total of 397,000 shares of common stock were purchased at fair market value and retired, at a cost of $6.4 million. To date, the Company has repurchased and retired 1,138,400 shares of common stock at a cost of $17.8 million. Future purchases of up to 861,600 shares may be made from time to time at the discretion of management.


To The Board of Directors and Stockholders of Printronix, Inc.:

We have audited the accompanying consolidated balance sheets of Printronix, Inc. (a Delaware Corporation) and subsidiaries as of March 27, 1998 and March 28, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Printronix, Inc. and subsidiaries as of March 27, 1998 and March 28, 1997, and the results of their operations and their cash flows for each of the three years in the period ended March 27, 1998 in conformity with generally accepted accounting principles.


                               ARTHUR ANDERSEN LLP
Orange County, California
April 24, 1998


Quarterly Data (unaudited)


                        1st quarter    2nd quarter    3rd quarter    4th quarter
                         ----------     ----------     ----------     ----------
                                    $ in thousands, except share data
Fiscal 1998
Net sales                $   43,667     $   40,788     $   42,528     $   43,408
Gross profit                 12,924         13,192         13,810         14,004
Net income                    3,639          3,739          4,529          3,157
Net income per share
  Basic                  $     0.46     $     0.47     $     0.56     $     0.41
  Diluted                $     0.45     $     0.45     $     0.54     $     0.39

Stock Price
  High                   $    15.13     $    21.25     $    21.63     $    18.00
  Low                    $    10.63     $    14.63     $    16.63     $    14.38

                          1st quarter    2nd quarter    3rd quarter    4th quarter
                            -------        -------        -------        -------
                                      $ in thousands, except share data
Fiscal 1997
Net sales                   $44,619        $43,193        $44,521        $40,957
Gross profit                 10,983         11,192         11,915         11,853
Net income                    2,492          2,401          3,240          3,538
Net income per share
  Basic                       $0.32          $0.30          $0.41          $0.44
  Diluted                     $0.30          $0.29          $0.39          $0.42

Stock Price
  High                       $19.00         $17.50         $17.00         $18.13
  Low                        $11.00         $10.75         $12.25         $12.44

Corporate Information

Board of Directors


Bruce T. Coleman
Chief Executive Officer,
El Salto Advisors
(Advice and interim CEO services)

John R. Dougery*
(Venture capital investments)

Ralph Gabai*
President
Bi-Coastal Consulting Ltd.
(Strategic Business Planning)

Erwin A. Kelen*
President, Kelen Ventures
(Venture Investments)

Robert A. Kleist
President and Chief Executive
Officer, Printronix, Inc.

*member of the Audit Committee


Corporate Officers


Robert A. Kleist
President and
Chief Executive Officer

J. Edward Belt Ph.D.
Senior Vice President, Engineering, Chief Technical Officer and
Assistant Corporate Secretary

George L. Harwood
Senior Vice President,
Finance & IS,
Chief Financial Officer and
Corporate Secretary

C. Victor Fitzsimmons
Senior Vice President,
Worldwide Manufacturing

Richard A. Steele
Senior Vice President,
Sales and Marketing

Gordon B. Barrus
Vice President,
Advanced Development

Theodore A. Chapman
Vice President, Product Development

J. Jeffrey Gibbons
Vice President, Marketing

Claus Hinge
Vice President, European Sales & Marketing

Michael K. Jacobs
Vice President, Distribution Sales, Americas

Philip F. Low
Vice President,
Singapore Operations

Juli A. Mathews
Vice President, Human Resources

Bruce E. Menn
Vice President, Product Management


Corporate Directory


Printronix Corporate Offices
17500 Cartwright Road
P.O. Box 19559
Irvine, California  92623
Tel: (949) 863-1900
Fax: (949) 660-8682

Legal Counsel
Kirshman, Harris & Branton
A Professional Corporation,
General Counsel
315 S. Beverly Drive
Suite 315
Beverly Hills, California  90212
Tel: (310) 277-2323

Independent Auditors
Arthur Andersen LLP
18201 Von Karman Avenue
Suite 800
Irvine, California  92615
Tel: (949) 757-3100

Registrar and Transfer Agent
ChaseMellon
Stockholder Services
400 S. Hope Street
Fourth Floor
Los Angeles, California 90071
Tel: (800) 647-4273

Annual Meeting
Annual meeting will be held at 9:00 a.m., August 11, 1998, at Printronix Corporate Offices, located at 17500 Cartwright Road, Irvine, California.

Printronix Common Stock
Traded OTC, NASDAQ, National Market System, Stock Symbol: PTNX

Stockholders
As of March 27, 1998, there were 4,539 record holders of the Company's Common Stock.

Corporate and Investor Information

A copy of Printronix's annual report on Form 10-K filed with the Securities and Exchange Commission (SEC) will be furnished without charge to any stockholder. To obtain a copy, please write to:

   Investor Relations Department,
   Printronix, Inc.
   17500 Cartwright Road
   P.O. Box 19559
   Irvine, California  92623
   Tel : (949) 863-1900

http://www.printronix.com