Form 10-K405, Exhibit 13
period 1999-03-26
PRINTRONIX INC
filed 1999-06-24
CIK 311505

                                                                      PRINTRONIX
                                                                      EXHIBIT 13



                               1999 ANNUAL REPORT






                                   [ARTWORK]











The complete network printing solution

Highlights for Fiscal 1999

     > Revenue increased 5.5% to $179.7 million; fourth quarter set record sales at $46.4 million, with a gross margin of 33.9%

     >    Worldwide line matrix printer market share reached 57%*

     >    New thermal printer introduced with network management capability

     > P5000 series line matrix and LaserLine(R) industrial strength printers enhanced with new models, additional Windows(R) drivers and languages, and network management

     > New distribution center opened in Memphis, TN to serve eastern U.S.; construction started for new headquarters/manufacturing/distribution complex in Irvine, CA


COMPANY PROFILE

Printronix, founded in 1974, is the leading supplier in the design, manufacture and marketing of line matrix, continuous form laser and thermal printers for business and industrial applications. With headquarters in Irvine, California, and major operations in Singapore, Holland and Memphis, Tennessee, the Company markets and distributes its products worldwide through original equipment manufacturers (OEMs), full-service distributors and value-added resellers
(VARs). Printronix common stock is traded on Nasdaq under PTNX.


GLOBAL REACH

Printronix's global presence was strengthened during fiscal 1999 with a new distribution and printer configuration facility in Memphis, TN to help speed delivery of printers and supplies to customers in the eastern two-thirds of the United States. This complements operations in Holland, Singapore and Irvine, CA. With a new sales office in China, there are 13 sales offices worldwide, staffed with sales people and systems engineers.



                                  [GLOBAL MAP]





Map for Manufacturing/Distribution and Sales Offices

Internet:   www.printronix.com

*Source: Dataquest

All brand names are trademarks or registered trademarks of their respective companies.

Twenty-five years ago, Printronix introduced the first heavy-duty line matrix printers with the added graphics capability to serve emerging bar code applications. This helped customers to print faster, better and at lower cost for an expanded range of printing solutions. > Over the years, Printronix has added industrial-strength laser printers and steadily upgraded both lines, adding hardware and software enhancements. > This year,Printronix introduced the first model of a full line of new thermal printers with network management, serving a growing market. > Printronix also rolled out a comprehensive network management capability across all product lines. This enables a complex enterprise to install varied Printronix printers throughout its operations, depending upon the functions required, and to manage the printers remotely through a worldwide network. > The result is a printing solution of great power and promise for today's enterprise computing networks, as well as the platform upon which Printronix can build to expand its printing solution offerings.

SELECTED FINANCIAL DATA

                                               $ IN THOUSANDS, EXCEPT SHARE DATA




                                   NET SALES
                              95               147
                              96               159
                              97               173
                              98               170
                              99               180


                                   NET INCOME
                             95                  7.2
                             96                  6.8
                             97                 11.7
                             98                 15.1
                             99                 12.4



                              FULLY TAXED DILUTED
                              NET INCOME PER SHARE
                             95                  0.65
                             96                  0.59
                             97                  1.02
                             98                  1.35
                             99                  1.49


FISCAL YEARS ENDED MARCH,


                                                 1995            1996          1997           1998           1999
                                               --------       --------       --------       --------       --------
RESULTS OF OPERATIONS
Net sales                                      $146,589       $159,261       $173,290       $170,391       $179,702
Net income                                        7,160          6,771         11,671         15,064         12,364
Diluted net income per share                       0.90           0.82           1.40           1.83           1.71
Fully taxed diluted net income per share       $   0.65       $   0.59       $   1.02       $   1.35       $   1.49

SELECTED BALANCE SHEET DATA
Cash, net of debt                              $  8,088       $  6,281       $ 12,766       $ 10,264       $ 11,911
Working capital                                  31,815         35,285         40,247         37,008         31,798
Total assets                                     61,675         69,130         80,653         88,864         88,866
Stockholders' equity per share                 $   5.57       $   6.40       $   7.91       $   9.05       $  10.09

TO OUR STOCKHOLDERS

[PHOTOGRAPH]

         > Fiscal 1999 - the Company's 25th year in business - showed a return to sales growth and a record year for sales as the result of an increased commitment to engineering, establishment of a separate marketing organization, and global expansion of our sales organization. The fourth quarter of fiscal 1999 showed record sales for that period with a gross margin of 33.9%. Net income for the fiscal year was lower than fiscal 1998 due to the increased engineering, sales, and marketing expense, as well as a higher effective income tax rate as net operating loss carryforwards were fully utilized during the year.

         > Overall, Printronix closed fiscal 1999 in a stronger product, market, and financial position than ever before in the Company's history.

         > A measure of the Company's strength is its financial position at fiscal 1999 year end. Printronix had no debt and $11.9 million in cash and cash equivalents vs. $10.3 million at the end of fiscal 1998. This was achieved even as the Company self-funded product development programs, facilities expansion at two locations, and the repurchase of common stock during the fiscal year.

         > Last year, we noted that "the challenge is to spur top-line growth from steady implementation of our global product and marketing strategy." That objective is being realized. Printronix continues to strengthen its product line, offering a "plug-and-play" printing solution with quick delivery to virtually anywhere in the world and with the ability to interact with any major computer system using different local languages.

         > Printronix's line matrix products continue to provide a solid business base as they are adapted for new printing solutions in developing enterprise computing networks. Network management capabilities have been expanded with PrintNet(TM) Plus, increased language capabilities, particularly for high-growth, emerging markets, and embedded printer drivers in popular enterprise application software packages. These printers also delivered higher performance at a lower cost of ownership through the upgrading to 500/1000/1500 line-per-minute performance during the fiscal year, and with added network management capabilities.

         > These continuing enhancements support a stronger line matrix market share for Printronix, which grew to 57% worldwide in fiscal 1999. Opportunity for line matrix sales growth continues through Printronix global presence, particularly in emerging economies with growing demand for sophisticated printing solutions. Sales to the Americas accounted for 59% of total sales last year, 34% in Europe/Middle East/Africa and 7% in Asia/Pacific.


                           [NEW THERMAL PRINTER PHOTO]


         > The most important product news today is our introduction of the first of a new line of thermal printer solutions, the ThermaLine(R) 4000. These new thermal bar code label printers, which serve a growing market of over $800 million per year, share the advanced systems capabilities of our line matrix printers. They are uniquely differentiated from competitors by the new Printronix network management capability, as well as online data validation (simultaneous printing and bar code verification) technology, enabled by the strategic acquisition of RJS in fiscal 1998. The current Printronix sales base, divided almost equally between distribution channels and OEM sales, should provide clear pathways to the thermal market. Continuous form laser printers round out the Printronix complete printing solution with applications compatible with line matrix and thermal printers.

         > Supporting all three Printronix printer technologies are two distinctive shared resources. PrintNet(TM) Plus, the network connectivity solution, enables network administrators to remotely access, monitor and manage distributed printers anywhere in the world using a standard web browser. PSA(TM)2, the new level of Printronix System Architecture, allows a user to share applications across all three of Printronix's technologies (line matrix, laser, thermal) to maximize investment in hardware and software.

         > Printronix's strong product line and continuous product enhancement is a clear reflection of the Company's position as the industry technology leader, with a commitment of 10.1% of sales to R&D during fiscal 1999.

         > To strengthen the ability to deliver products quickly around the world, Printronix engaged in two major facilities projects in fiscal 1999. We opened a facility in Memphis, Tennessee, with direct access to the Federal Express hub, for printer configuration/shipping and distribution of spares and supplies. It will cut delivery time in half for the eastern United States, advancing our "Order Today, Ship Tomorrow" program to a higher level of customer service and satisfaction. We also began construction of a new headquarters/ engineering/U.S. manufacturing/distribution complex in Irvine, California, for occupancy in late calendar 1999. This will integrate operations that now utilize five separate facilities in the area, enhancing productivity as well as the process of developing and introducing new products.

         > In the fiscal 1997 report, we focused on the global reach of the Company as demonstrated by the new manufacturing and distribution facility in Singapore, serving the Asia/Pacific region. The following year's downturn in that region's economy has not stifled our interest. In the fourth quarter of fiscal 1999, aided by a new sales and support operation in China, sales rebounded in Asia/Pacific markets. We believe that future years will show growth for Printronix in the region as individual economies continue their inexorable march towards more sophisticated, industrialized status.

         > We took important initiatives in fiscal 1999 to expand the Company's prospects for sales growth and higher quality of earnings, and to enhance stockholder value through the repurchase of 1.3 million shares of common stock, bringing the total repurchased since 1997 to 2.1 million shares.


                          [PRINTRONIX PRINTER MANAGER]


         > Printronix commands a clear global presence, with the ability to deliver products quickly and to support customers in each market area with efficient operations. The Company has strong cash flow that funds significant printing solutions advances and new business models. Given a continuing positive environment for business, Printronix is well-positioned for fiscal year 2000 opportunities and beyond.

         > The success of Printronix is due in part to the deliberate efforts of our employees and management team, reinforced by industry partners and affiliates, the confidence of customers, and the vision of our Board of Directors. Our clear focus on finding, keeping and growing users of Printronix printing solutions worldwide lies at the heart of this success. We intend to continue this winning strategy for the benefit of our stockholders.



                                    /s/ ROBERT A. KLEIST
                                    Robert A. Kleist
                                    President and Chief Executive Officer
                                    June 15, 1999

Operation Spread

Printronix< The Enterprise Printing Solution:

         Multi-technology printers

         share common software and

         comprehensive network management capability


< Line Matrix Printers

The performance leader in impact printing, Printronix's P5000 series is the next-generation successor to the line matrix technology that we invented 25 years ago. These versatile printers are designed to operate in varied conditions ranging from harsh industrial environments to quiet offices and secure computer rooms, integrating seamlessly into computer systems from PC networks and client servers to mainframes. The choice for data reports and multi-part forms, P5000 series printers also deliver exceptional value in batch bar code label applications.


< Thermal Printers

Providing bar code printing solutions for demanding applications, the ThermaLine family offers top quality production of bar coded thermal labels on a wide variety of materials for both on-demand and batch label applications. Compatible with industry-leading software packages, these printers are well-suited to printing labels used in warehousing and distribution, as well as manufacturing work-in-process, inventory, and finished goods.


< Laser Printers

Printronix LaserLine printers combine the print quality and speed of the laser with the distinctive advantages of continuous forms. These rugged, high speed printers with the proprietary flash-fusing system - specially built for retail, distribution center and service bureau needs - excel in printing on a wide variety of stock, including plastic cards and synthetic materials for such applications as drum labels, automobile window stickers, sporting events tickets or retail hang tags.

The Printronix Printer Manager: Providing command, control and communications throughout an enterprise computing network

Modeled on the world wide web browser format, the Printronix Printer Manager provides instant and easy diagnostics, monitoring and control of every Printronix printer (line matrix, laser and thermal) across a wide enterprise network, effectively managing printer functions from local to worldwide.



Caption 1
Data processing reports
Multi-part forms Purchase orders
SAP reports
 Labor reporting

Caption 2
Customer correspondence
Commission statements
Forecast reports
Mailing labels

Caption 3
Inventory pick tickets
Document tracking
Scheduling reports
SAP reports

Caption 4
Product identification
QA reports
Work-in-process

Caption 5
Invoicing/Checks
Customer statements
Financial reports
Electronic forms
Asset labels

Caption 6 Bar code shipping labels Shipping & receiving reports Compliance labeling Packing aslips

PSA(TM)2 - Printronix System Architecture

Our next-generation printer architecture provides hardware and software commonality across all three of our product lines to enable our line matrix, laser and thermal printers to work and interact seamlessly in the enterprise computing environment. Increasingly, Printronix customers are employing all three printing technologies for different needs throughout their enterprise computing networks. PSA(TM)2 also provides customers with the ability to upgrade their printers as new features are developed - an important consideration given the extended useful life of Printronix printers.





                     [PRINTRONIX SYSTEM ARCHITECTURE PHOTO]

Management's Discussion and Analysis of Results of Operations and Financial Condition


         > GENERAL

Founded in 1974, Printronix, Inc. is the leading industry supplier in the design, manufacture and marketing of a full range of line matrix, laser and thermal printers for business and industrial applications. Printronix printers are designed for use in high-volume applications and in environments that demand high levels of durability. The products are marketed worldwide through original equipment manufacturers (OEMs), full service distributors and value added resellers (VARs). Printronix is headquartered in Irvine, California, with operations in Singapore, Holland and Memphis, Tennessee. Printronix can be accessed on the Internet at www.printronix.com. Printronix common stock is traded over-the-counter under the NASDAQ symbol PTNX.

         Fiscal 1999 revenue grew 5.5% over the prior year as a result of the Company's commitment to continuous product development and market expansion. Enhanced line matrix print speed and quality, coupled with lower cost of ownership, resulted in increased sales and an increase in line matrix market share to 57% worldwide. The Company continued its commitment to build its presence in industrializing countries, including the Asia Pacific region where sales were up 8.3% over the prior year. Even as revenues increased, the Company increased its spending on engineering and sales and marketing as it implemented its global growth strategy. During the year, the Company fully utilized the net operating loss carryforwards it had enjoyed in the prior years. As a result, the effective tax rate increased to 20.0% compared to 5.0% in the prior year. As a result of its growth strategy and expiring net operating loss carryforwards, the increase in revenues was more than offset by higher operating expenses and income taxes. Income before taxes decreased 2.5% compared to the prior fiscal year. The Company's financial position remains strong with no outstanding debt and increased cash.


         > FORWARD-LOOKING STATEMENTS

Certain statements contained in this report may be considered forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 which provides a new "safe harbor" for these types of statements. Forward-looking statements are made based upon management's current expectations and beliefs concerning future developments and their potential effects upon the Company.

         These forward-looking statements are subject to certain risks and uncertainties which could cause actual results to differ materially from historical results or those anticipated. Terms such as "objectives," "believes," "expects," "plans," "intends," "estimates," "anticipates," and variations of such words and similar expressions are intended to identify such forward-looking statements. Among these risks and uncertainties is the impact of the Year 2000, and political and economic uncertainties in emerging growth markets throughout the world.


         > RESULTS OF OPERATIONS

NET SALES

Fiscal 1999 revenue of $179.7 million increased $9.3 million, or 5.5%, compared to fiscal 1998. The increase was due to higher sales to the Company's largest OEM customer, primarily in Europe, strong distribution sales in the Americas and Asia Pacific, and sales by the Company's subsidiary, RJS, which was acquired in January 1998. Sales to Europe, Middle East and Africa ("EMEA") increased $3.6 million, or 6.2%, to $61.5 million compared to fiscal 1998. Sales to the Americas increased 4.7% to $105.2 million compared to last year. Americas distribution sales increased 13.5% to $55.7 million due to channel expansion. Americas OEM sales decreased 3.8% to $49.5 million. Americas OEM sales were impacted by acquisition-related activity and internal reorganization by some of our OEM customers. Increased sales to the Company's largest OEM customer were more than offset by lower sales to the Company's smaller OEM customers. Sales to Asia Pacific increased 8.3% to $13.0 million compared to $12.0 million a year ago. Despite generally slow conditions in this region as a whole, sales to China and India increased 87.9% and 25.5%, respectively, compared to the prior year. Sales by channel were 46% OEM and 54% distribution compared to 49% OEM and 51% distribution in the prior year. North American sales were $100.2 million, or 55.8% of total sales, compared to $96.2 million, or 56.4%, in fiscal 1998.

         Revenue growth by product for fiscal 1999 was primarily attributable to increased Printronix P5000 series line matrix sales and sales by RJS. Line matrix sales were $150.1 million, an increase of 4.4%, or $6.3 million, compared to last year. Thermal sales were $4.5 million, an increase of 13.2% over last year, and laser sales were $22.2 million, an increase of 1.1% compared to last year. Sales by RJS were $2.9 million compared to $0.7 million last year.

         A distribution and printer configuration facility was opened in Memphis, Tennessee, during the fourth quarter to provide faster delivery and support to the Eastern two-thirds of the United States. Like other Printronix plants, it can configure a printer to order and ship it within 24 hours, and its location saves an average of 2 1/2 days shipping time for that region compared to previous shipments from Irvine, California. The Memphis plant began shipping spares and consumables from this location during the fourth quarter; however, the shipment of printers did not begin until the first quarter of fiscal 2000.

         Fiscal 1998 revenue of $170.4 million decreased $2.9 million, or 1.7%, compared to fiscal 1997. The decrease resulted from lower sales to certain OEM customers in the Americas and Europe, lower sales of laser products due to increased competition in Europe, partially offset by increased sales in China and India in the Asia Pacific Region. Sales to the Americas decreased $1.3 million, and sales to EMEA decreased $2.9 million compared to fiscal 1997. The decrease in these regions was partially offset by an increase in sales to Asia Pacific of $1.3 million, or a 12.1% increase, compared to fiscal 1997.


GROSS PROFIT

Gross profit as a percentage of sales was 32.8% in 1999 compared to 31.7% and 26.5% in fiscal 1998 and 1997, respectively. The increase in gross profit percentage in 1999 and 1998 resulted from higher volumes, manufacturing efficiencies and cost reductions on the P5000 series line matrix and thermal printers. Margins in 1997 were unfavorably impacted by the manufacturing phase down of the previous generations mature line matrix printers for which production ended in mid fiscal 1997.


OPERATING EXPENSES

Operating expenses consist of engineering and development, sales and marketing, and general and administrative costs. Over the past three years, these expenses have increased due to the Company's commitment to product development of the P5000 series line matrix, ThermaLine and LaserLine industrial strength printers. Operating expenses for fiscal 1999 were $44.4 million compared to $39.8 million and $34.2 million for fiscal 1998 and 1997, respectively.

         In fiscal 1999, the Company spent $18.1 million on engineering and development, compared to $15.6 million (excluding a one-time acquisition related charge of $0.9 million) for fiscal 1998 and $14.3 million for fiscal 1997. As a percentage of sales, engineering and development expenses increased to 10.1% from 9.2% for fiscal 1998 and 8.3% for fiscal 1997. Significant engineering expenditures were made to develop and bring new products to market, including higher speed line matrix models, a new thermal printer, Windows and SAP(tm) drivers and network management capability.

         Sales and marketing expenses increased to $16.7 million for fiscal 1999, compared to $15.2 million for fiscal 1998 and $13.0 million for fiscal 1997. As a percentage of sales, sales and marketing expenses increased to 9.3% from 8.9% and 7.5% for fiscal 1998 and 1997, respectively. Sales expenses increased largely due to expansion of distribution channels and increased customer support. During fiscal 1999, the Company established a separate marketing organization to increase its marketing capabilities and develop worldwide marketing programs to enable sales growth of existing products as well as those under development.

         General and administrative spending increased to $9.6 million for fiscal 1999, compared to $8.0 million and $6.9 million for fiscal 1998 and 1997, respectively. As a percentage of sales, general and administrative expenses increased to 5.3% from 4.7% and 4.0% for fiscal 1998 and 1997, respectively. General and administrative expenses increased primarily due to the acquisition of RJS, including goodwill amortization, and higher administrative labor costs.


OTHER INCOME AND EXPENSES

Foreign currency remeasurement gains were $0.1 million in fiscal 1999 compared with gains of $0.7 million in fiscal 1998 and losses of less than $0.1 million in fiscal 1997. Foreign currency remeasurement gains in fiscal 1999 were mostly due to strengthening of the US dollar against the Singapore dollar.

         Interest and other income, net, decreased $0.2 million in fiscal 1999 compared to fiscal 1998 due to lower average cash balances during the year. Interest and other income, net, increased $0.5 million in fiscal 1998 compared to fiscal 1997 due to increased interest income resulting from higher average cash balances and decreased interest expense.

INCOME TAXES

For Federal income tax purposes, the Company has had net operating loss carryforwards and has been paying minimal income taxes. These carryforwards were fully utilized during fiscal 1999. For California income tax purposes, the net operating loss carryforwards were fully utilized in fiscal 1997. The provision for taxes also includes certain state and foreign income taxes. The effective tax rate was 20.0%, 5.0% and 3.9% for fiscal 1999, 1998 and 1997, respectively. The Company expects its effective fully taxed rate to be 33% for fiscal 2000.


         > LIQUIDITY AND CAPITAL RESOURCES

During fiscal 1999, the Company generated $29.7 million in operating funds. The major uses of funds were the repurchase of Printronix common stock totaling $18.4 million, and capital expenditures of $11.0 million. Capital expenditures related to machinery and equipment totaled $6.8 million and $4.2 million for buildings and improvements, including construction of the new facility in Irvine. Cash and equivalents were $11.9 million at the end of fiscal 1999, compared with $10.3 million at the end of fiscal 1998.

         Fiscal 1999 year-end inventory was lower than fiscal 1998 due to ongoing improvements in the just in time inventory system. The Company's increased manufacturing efficiencies have reduced the time from order to shipment from eighteen days in 1996 to only 24 hours in 1999. This reduction in lead time has enabled the Company to maintain lower inventory levels and increase inventory turns.

         On February 22, 1999, the Company entered into a new unsecured line of credit for $22.5 million. This line of credit replaces the previous line of credit of $7.5 million. The increase in the line of credit is intended to supplement the cash flow requirements to construct the new building in Irvine (see Note 3). Unsecured lines of credit at March 26, 1999, totaled $25.1 million, of which $23.3 million was available for borrowing (see Note 4).

         At the end of fiscal 1999, the Company continues to reserve $0.2 million for an environmental issue associated with the closing down of the Company's Irvine hammerbank factory in fiscal 1994 (see Note 9).

         The Company believes that its internally-generated funds, together with available bank credit agreements, will adequately provide for working capital requirements, capital expenditures and engineering and development needs through fiscal 2000.


         > YEAR 2000

This Year 2000 Readiness Disclosure Statement is made in accordance with the "Year 2000 Information and Readiness Disclosure Act" of the United States of America.

         The Company's products are inherently Year 2000 compliant. No Printronix printer or Printronix printer application software performs relative date calculations using internal clocks. Such clocks are not necessary for the printer to operate because the printer is only concerned with converting host data into printed images. Therefore, all Printronix products are Year 2000 compliant.

         The Company is the majority shareholder of RJS Systems International ("RJS"), a manufacturer of bar code scanning and print quality verification devices. RJS reports that none of its products performs date calculations or contains a clock. However, one product, Autoscan II, is shipped together with a personal computer manufactured by a third party. The computer operates under the DOS operating system. Accordingly, at the turn of the century, the date on the computer will revert to 1980. This has no effect on the operation of the Autoscan II product, other than to indicate the wrong date on printouts of scanning results. The problem is easily corrected by entering the correct date using the DOS "Date" command.

         The Company has completed an assessment of the impact of the Year 2000 on its information systems and hardware. The assessment phases of the Company's information system and hardware included the identification of the systems or processes to be reviewed, evaluation of current systems or processes, risk assessment and development of contingency plans. The scope of the assessment addressed the information technology systems, such as the accounting and financial reporting systems, mainframe computers, personal computers and the distributed network, and also addressed the non-information technology systems, such as facilities, plant equipment, lab and test equipment, distribution systems, security systems, communication systems, key services provided by third parties, and key suppliers and customers. The Company has partially completed an assessment of the impact on its significant business partners and expects to finish the assessment by mid calendar year 1999. The assessment includes inquiries of key suppliers and customers related to their own Year 2000 issues.

         The Company's objective is to be fully Year 2000 compliant for all business critical systems by late summer 1999 and to develop contingency plans in the event it fails to complete its Year 2000 projects. To date, the Company has not had to accelerate the replacement of systems due to Year 2000 issues.

         The Company's business critical operating system, accounting and financial reporting systems, including manufacturing and sales, were converted to a certified Year 2000 compliant enterprise wide software package in August 1997, with the exception of the customer service and fixed asset systems. The fixed assets system was converted in April 1999, and the customer service system is expected to be compliant by fall 1999.

         The Company is planning to move the Irvine operations from the current buildings to a new facility in October 1999. All building systems are being selected to be Year 2000 compliant. These systems include elevator, security, HVAC, utilities, lighting, fire control and parking.

         The Company has determined the telephone communications system is not fully Year 2000 compliant; however, the cost to upgrade to full compliance is immaterial. A detailed plan to become Year 2000 system compliant by fall 1999 is in effect and the project is on schedule.

         Based upon its assessment and the suppliers' and customers' representations, the Company believes the systems of its key suppliers and customers are either Year 2000 compliant or will be made so by late summer calendar year 1999.

         The Company believes the most significant Year 2000 compliance risk is that the key customers, suppliers and third party service providers may fail to complete their remediation efforts in a timely manner, particularly in areas outside the United States where less attention is given to Year 2000 compliance. Any significant disruption of business with key customers, suppliers and third party service providers could have a material adverse impact on the Company's revenues, income, cash flows or financial condition. Contingency plans addressing these issues are expected to be complete by fall 1999.

         In fiscal 1999 and 1998, the cost of Year 2000 assessment efforts and remediation projects was not material and was funded from current operations. Future expenditures are not expected to be material and will be funded from operations.


         > MARKET RISK

The United States dollar is the functional currency for all of the Company's foreign subsidiaries. For these subsidiaries, the assets and liabilities have been remeasured at the end of the period exchange rates, except inventories and property and equipment which have been remeasured at historical rates. The statements of operations have been remeasured at average rates of exchange for the period, except cost of sales and depreciation which have been remeasured at historical rates. The Company's Singapore operation may be impacted by foreign currency fluctuations. The Company is not aware of any significant risks with respect to its foreign business other than those inherent in the competitive nature of the business and fluctuations in foreign currency exchange rates. The impact of foreign currency fluctuations has not been material to the Company.


>  SUPPLEMENTAL INFORMATION

Fiscal years 1999, 1998 and 1997 utilized a fifty-two week period.

         For fiscal 1999, the Company was required to adopt Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." The adoption of this pronouncement did not have a material impact on the Company's presentation of financial position or results of operations.

         For fiscal 1999, the Company was required to adopt SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The adoption of this pronouncement did not have a material impact on the Company's disclosures.

         For fiscal 2001, the Company will be required to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of this pronouncement is not expected to have a material impact on the Company's presentation of financial position or results of operations.

         The Company believes that the effects of inflation on its operations and financial condition are minimal.

CONSOLIDATED BALANCE SHEETS



                                                            $ in thousands, except share data
AS OF MARCH 26, 1999 AND MARCH 27, 1998                            1999            1998
---------------------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                                      $ 11,911        $ 10,264
  Accounts receivable, net of allowance for doubtful
   accounts of $2,302 in 1999 and $1,920 in 1998                   23,954          26,739
  Inventories
    Raw materials, subassemblies and work in process               13,416          15,782
    Finished goods                                                  2,037           1,826
                                                                 --------        --------
                                                                   15,453          17,608
  Prepaid expenses                                                  1,044           1,015
                                                                 --------        --------
    Total current assets                                           52,362          55,626
                                                                 --------        --------

Property and equipment, at cost
  Machinery and equipment                                          25,320          32,740
  Furniture and fixtures                                           19,529          18,435
  Land                                                              8,100           8,100
  Buildings                                                        11,266           7,046
  Leasehold improvements                                            1,819           2,104
                                                                 --------        --------
                                                                   66,034          68,425
    Less: Accumulated depreciation and amortization               (31,798)        (37,159)
                                                                 --------        --------
                                                                   34,236          31,266
  Intangible assets, net                                              908           1,166
  Other assets                                                      1,360             806
                                                                 --------        --------
    Total Assets                                                 $ 88,866        $ 88,864
                                                                 ========        ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable                                               $ 12,209        $  9,988
  Accrued expenses
    Payroll and employee benefits                                   4,531           4,590
    Warranty                                                        2,001           1,681
    Other                                                           1,512           1,385
    Income taxes                                                       97             760
    Environmental                                                     214             214
                                                                 --------        --------
    Total current liabilities                                      20,564          18,618
                                                                 --------        --------

Other long-term liabilities                                         1,568             794
Minority interest in subsidiary                                       283             215

Commitments and contingencies (see Note 9)

Stockholders' equity
  Common stock, $0.01 par value
   (Authorized 30,000,000 shares; issued and outstanding
   6,583,366 shares in 1999 and 7,649,901 shares in 1998)              66              77
  Additional paid-in capital                                       28,338          30,054
  Retained earnings                                                38,047          39,106
                                                                 --------        --------
    Total stockholders' equity                                     66,451          69,237
                                                                 --------        --------
    Total Liabilities and Stockholders' Equity                   $ 88,866        $ 88,864
                                                                 ========        ========



The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME



FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED MARCH 1999                                                 $ in thousands, except share data
----------------------------------------------------------------------------------------------------------------
                              MARCH 26, 1999      %        MARCH 27, 1998    %           MARCH 28, 1997     %
                              --------------     ----      --------------   ----         --------------    -----
Net sales                        $179,702                     $170,391                     $173,290
Cost of sales                     120,802                      116,461                      127,347
                              -----------------------      ---------------------         -----------------------
Gross profit                       58,900        32.8%          53,930      31.7%            45,943        26.5%
                              -----------------------      ---------------------         -----------------------
Operating Expenses
  Engineering and
   development                     18,092        10.1%          15,621       9.2%            14,324         8.3%
  In-process engineering
   charge                              --         0.0%             942       0.6%                --         0.0%
  Sales and marketing              16,736         9.3%          15,191       8.9%            13,022         7.5%
  General and administrative        9,584         5.3%           8,032       4.7%             6,898         4.0%
                              -----------------------      ---------------------         -----------------------
                                   44,412        24.7%          39,786      23.4%            34,244        19.8%
                              -----------------------      ---------------------         -----------------------
Income from operations             14,488         8.1%          14,144       8.3%            11,699         6.8%
Foreign currency
 remeasurement gain/(loss)            146                          732                          (35)
Interest and other income,
 net                                  726                          926                          476
Gain on issuance of
 subsidiary stock                      53                           --                                       --
                              -----------------------      ---------------------         -----------------------
Income before minority
 interest and taxes                15,413         8.6%          15,802       9.3%            12,140         7.0%
Minority interest in loss
 of subsidiary                        (29)                         (48)                          --
Provision for income taxes          3,078                          786                          469
                              -----------------------      ---------------------         -----------------------
Net income                       $ 12,364         6.9%        $ 15,064       8.8%          $ 11,671         6.7%
                              =======================      =====================         =======================
Net income per share
  Basic                          $   1.76                     $   1.91                     $   1.47
  Diluted                        $   1.71                     $   1.83                     $   1.40

Number of common shares
 used in the computation
 of net income per share
  Basic                         7,030,683                    7,884,024                    7,913,010
  Diluted                       7,242,789                    8,229,279                    8,309,748


The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED
          STATEMENTS OF STOCKHOLDERS' EQUITY



FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED MARCH 1999                                       $ in thousands, except share data
------------------------------------------------------------------------------------------------------
                                                COMMON STOCK
                                         -----------------------------      ADDITIONAL       RETAINED
                                         NUMBER OF SHARES     AMOUNT      PAID-IN CAPITAL    EARNINGS
                                         ----------------   ----------    ---------------   ----------
BALANCE, MARCH 29, 1996                      7,823,366      $       78      $   29,125      $   20,870
  Exercise of stock options                    209,019               2             532              --
  Compensation expense for
   restricted stock                                 --              --           1,147              --
  Purchase price of vested portion
   of restricted stock                              --              --              83              --
  Redemption and retirement of
   shares of fractional common shares              (82)             --              --              --
  Net income                                        --              --              --          11,671
                                             ---------      ----------      ----------      ----------

BALANCE, MARCH 28, 1997                      8,032,303              80          30,887          32,541
  Exercise of stock options                    358,998               4             812              --
  Compensation expense for
   restricted stock                                 --              --           1,257              --
  Repurchase and retirement
   of shares of common stock                  (741,400)             (7)         (2,902)         (8,499)
  Net income                                        --              --              --          15,064
                                             ---------      ----------      ----------      ----------

BALANCE, MARCH 27, 1998                      7,649,901              77          30,054          39,106
  Exercise of stock options                    199,465               2             862              --
  Compensation expense for
   restricted stock                                 --              --             333              --
  Repurchase and retirement of
   shares of common stock                   (1,266,000)            (13)         (4,996)        (13,423)
  Utilization of NOLs related to
   non-qualified stock options                      --              --           2,085              --
  Net income                                        --              --              --          12,364
                                             ---------      ----------      ----------      ----------
BALANCE, MARCH 26, 1999                      6,583,366      $       66      $   28,338      $   38,047
                                             =========      ==========      ==========      ==========


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated

            STATEMENTS OF CASH FLOWS



FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED MARCH 1999                              $ in thousands
------------------------------------------------------------------------------------------------------
                                                    March 26, 1999    March 27, 1998    March 28, 1997
                                                    --------------    --------------    --------------
Cash flows from operating activities:

  Net income                                            $ 12,364         $ 15,064         $ 11,671
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and amortization                          7,592            7,533            7,091
    Compensation expense for restricted stock                333            1,257            1,147
    In-process engineering charge                             --              942               --
    Loss on sale of property and equipment                   282              222               52
    Gain on issuance of subsidiary stock                     (53)              --               --
    Minority interest in loss of subsidiary                  (29)             (48)              --
    Changes in assets and liabilities:
      Accounts receivable                                  2,785           (3,045)             490
      Inventories                                          2,155            3,079            2,682
      Other long-term assets                                (152)            (353)            (202)
      Accounts payable                                     2,221            1,146           (3,225)
      Accrued warranty expenses                              320              100              400
      Accrued income taxes                                 1,868              119              312
      Other long-term liabilities                            (74)              14              (97)
      Other current assets and liabilities, net               39              268              864
                                                        --------         --------         --------
        Net cash provided by operating activities         29,651           26,298           21,185
                                                        --------         --------         --------

Cash flows from investing activities:
  Purchase of machinery, equipment, furniture
   and fixtures                                           (6,786)          (6,904)          (9,024)
  Purchase of land                                            --           (8,100)              --
  Purchase and construction of buildings and
   leasehold improvements                                 (4,233)            (498)          (6,769)
  Acquisition of RJS                                          --           (2,900)              --
  Proceeds from disposition of property
   and equipment                                             416              194              476
                                                        --------         --------         --------
        Net cash used in investing activities            (10,603)         (18,208)         (15,317)
                                                        --------         --------         --------

Cash flows from financing activities:
  Payments against debt borrowing                             --               --           (5,205)
  Proceeds from term loan                                     --               --            5,000
  Proceeds from issuance of subsidiary stock                 167               --               --
  Proceeds from exercise of stock options                    864              816              617
  Repurchase and retirement of shares
   of common stock                                       (18,432)         (11,408)              --
                                                        --------         --------         --------
        Net cash (used in) provided
         by financing activities                         (17,401)         (10,592)             412
                                                        --------         --------         --------
  Increase (decrease) in cash and cash equivalents         1,647           (2,502)           6,280
  Cash and cash equivalents at beginning of year          10,264           12,766            6,486
                                                        --------         --------         --------
  Cash and cash equivalents at end of year              $ 11,911         $ 10,264         $ 12,766
                                                        ========         ========         ========

Supplemental disclosures of cash flow information:
  Interest paid                                         $     99         $     80         $    244
  Taxes paid                                            $  1,637         $    956         $    119


The accompanying notes are an integral part of these consolidated financial statements.

Notes
   TO CONSOLIDATED FINANCIAL STATEMENTS


 AS OF MARCH 26, 1999 AND MARCH 27, 1998 AND FOR EACH OF THE THREE YEARS IN THE
                           PERIOD ENDED MARCH 26,1999



NOTE 1 > SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


GENERAL

Printronix, Inc. ("the Company") was incorporated in California in 1974 and was reincorporated in Delaware in December 1986. The Company designs, manufactures and markets medium and high speed printers which support a wide range of computer systems and software platforms. Printronix printers produce "hard copy" through the application of line matrix, laser and thermal technologies. The Company's product line is designed primarily for business and industrial applications, quickly and reliably producing every type of printed computer output, from reports and labels to bar codes. The Company also produces and markets Intelligent Graphics Printing (IGP(TM)), which resides in the printer, enabling it to produce bar codes, forms and logos, PrintNet(TM) Plus, and bar code verifiers through it's RJS subsidiary.


BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated.


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


INVENTORIES

Inventories, which include material, labor and overhead costs, are valued at the lower of cost (first-in, first-out method) or market.


PROPERTY AND EQUIPMENT

Depreciation and amortization of property and equipment are provided using the straight-line method over the following estimated useful lives:


       Machinery and equipment     3 to 5 years
       Furniture and fixtures      3 to 7 years
       Buildings                   30 years
       Leasehold improvements      Lesser of useful life or term of lease

Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterments to property and equipment are capitalized at cost. When assets are disposed of, the applicable costs and accumulated depreciation and amortization thereon are removed from the accounts and any resulting gain or loss is included in operations. Depreciation and amortization expense was $7.3 million, $7.5 million and $7.1 million for the fiscal years ended 1999, 1998 and 1997, respectively.


INTANGIBLE ASSETS

The Company recorded certain intangible assets of $1.2 million resulting from the purchase of RJS in fiscal 1998. The intangible assets are being amortized over a period of five years using the straight-line basis. Amortization expense of $0.2 million and less than $0.1 million was charged to operations in fiscal 1999 and 1998, respectively.


LONG-TERM ASSETS

The carrying value of long-term assets is periodically reviewed by management, and impairment losses, if any, are recognized when the expected non-discounted future operating cash flows derived from such assets are less than their carrying value.


SALES RECOGNITION

Sales are recorded as of the date shipments are made to customers. The Company's products are sold primarily to computer system companies, system integrators, VARs and distributors in the computer and bar code industry and, accordingly, the majority of the Company's accounts receivable are concentrated among such customers. Sales returns and allowances are reflected as a reduction in sales and reflected in inventory at cost or expected net realizable value, whichever is lower. The Company has not experienced sales returns of a material amount. Products that are defective upon arrival are handled under the Company's warranty policy.


INCOME ON MAINTENANCE CONTRACTS

The Company generates income on extended maintenance contracts through the sale of the service obligation to a third party provider. The third party provider is responsible for the performance of all on-site maintenance services for the contract period. The income on such contracts is recognized fully in the period the contract is sold to the third party provider as the Company assumes no further material obligation after the date of sale. Income generated from maintenance contracts was not material in any fiscal year presented.


WARRANTY COSTS

The Company's financial statements reflect accruals for potential warranty claims based on the Company's claim experience.


ENGINEERING AND DEVELOPMENT

Company-funded engineering and development costs are expensed as incurred. A substantial portion of the engineering and development expense is related to developing new products and making significant improvements to existing products or processes. Expenses were also affected by a rapid increase in salary structure due to an industry shortage of engineers and computer scientists.


ADVERTISING

The Company expenses advertising costs including promotional literature, brochures and trade shows as incurred. Advertising expense was $1.9 million, $2.1 million and $1.3 million for the years 1999, 1998 and 1997, respectively.


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


INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the use of the asset and liability method for financial accounting and reporting for income taxes, and further prescribes that current and deferred tax balances be determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse.


NET INCOME PER COMMON SHARE

During the year ended March 27, 1998, the Company adopted SFAS No. 128, "Earnings per Share". In accordance with SFAS No. 128, basic net income per common share is computed using the weighted average number of shares of common stock outstanding and diluted net income per common share is computed using the weighted average number of shares of common stock outstanding and potential shares outstanding, if dilutive. Net income per share amounts for all periods presented have been restated to conform with SFAS No. 128 requirements.


                                                                               $ in thousands, except share data
----------------------------------------------------------------------------------------------------------------
                                                      March 26, 1999       March 27, 1998         March 28, 1997
                                                      --------------       --------------         --------------
Numerator:  Net income                                  $   12,364            $   15,064            $   11,671
Denominator for basic net income per share               7,030,683             7,884,024             7,913,010
Basic net income per share                              $     1.76            $     1.91            $     1.47
Effect of dilutive securities:
  Weighted average shares outstanding                    7,030,683             7,884,024             7,913,010
  Stock options                                            212,106               345,255               396,738
                                                        ----------            ----------            ----------
Denominator for diluted net income per share             7,242,789             8,229,279             8,309,748

Diluted net income per share                            $     1.71            $     1.83            $     1.40

CAPITAL STOCK

In June 1996, the Company completed a stock split effected in the form of a fifty percent stock dividend. Retroactive effect has been given to the stock split in all share, price and per share data presented.


ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation issued to employees using the intrinsic value based method as prescribed by the Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation is the excess, if any, of the fair market value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period. (See Note 6.)


NEW PRONOUNCEMENTS

For fiscal 1999, the Company was required to adopt SFAS No. 130, "Reporting Comprehensive Income." The adoption of this pronouncement did not have a material impact on the Company's presentation of financial position or results of operations.

         For fiscal 1999, the Company was required to adopt SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The adoption of this pronouncement did not have a material impact on the Company's disclosures.

         For fiscal 2001, the Company will be required to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The adoption of this pronouncement is not expected to have a material impact on the Company's presentation of financial position or results of operations.


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


RECLASSIFICATIONS

Certain amounts for previous fiscal years have been reclassified to conform with the fiscal 1999 presentation.


NOTE 2 > ACQUISITION

In January 1998, the Company, through a 91.5% majority-owned subsidiary, acquired the assets, rights to the bar code verification business and the RJS name, and assumed certain liabilities from Eltron by a cash payment of $2.9 million in a business combination accounted for as a purchase. RJS is primarily engaged in bar code verification products. The results of operations of RJS are included in the consolidated financial statements since the date of acquisition. The fair value of assets acquired exceeded the purchase price by $0.9 million based upon appraised values and the excess has been allocated to reduce the value of noncurrent assets acquired. The acquisition also resulted in a $1.2 million intangible asset (See Note 1). Fiscal 1998 results included a one-time charge for in-process engineering expenses of $0.9 million before tax benefit, or $0.6 million after tax. During fiscal 1999, the ownership interest in RJS was reduced to 84.4%, which resulted from the issuance of additional shares of subsidiary stock.


NOTE 3 > LAND PURCHASE

During the fourth quarter of fiscal 1998, the Company purchased land in Irvine, California, for $8.1 million. The Company plans to consolidate into one complex the corporate headquarters, research and development and manufacturing operations now housed in five buildings in the area. Construction of the building began in the fall of 1998 with an expected move date during the fall of 1999.


NOTE 4 > BANK BORROWING AND DEBT ARRANGEMENTS

At March 27, 1998, the Company maintained an unsecured line of credit of $7.5 million with a United States bank. The line of credit agreement generally provided for interest at the prime rate or LIBOR plus 2.0%, contained certain standard financial and non-financial covenants, provided for an annual commitment fee of 0.5% of the unused portion of the line, and was renewable in August of 1998. This line of credit remained in place until February 22, 1999 when the Company entered into a new line of credit agreement for $22.5 million with the same bank. The line of credit agreement generally provides for interest at the prime rate or LIBOR plus 1.375%, contains certain standard financial and non-financial covenants, provides for an annual commitment fee of 0.375% of the unused portion of the line, and is renewable in September of 2002. At the end of fiscal years 1999 and 1998, there were no cash borrowings against this line of credit.

         At March 26, 1999, one of the Company's foreign subsidiaries maintained unsecured lines of credit with foreign banks of $2.6 million which include a standby Letter of Credit of $1.8 million. These credit facilities are subject to parent guarantees, require payment of certain loan fees, and provide for interest at approximately 0.75% to 1.0% above the bank's cost of raising capital. At the end of fiscal years 1999 and 1998, there were no cash borrowings against these lines of credit.


NOTE 5 > 401(K) SAVINGS, PROFIT-SHARING AND BONUS PLANS

Effective January 1, 1985, the Company adopted a 401 (k) Savings and Investment Plan (the "401(k) Plan"), for all eligible employees, which is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Internal Revenue Code. All United States employees (including officers, but not outside directors) may contribute from 1% to 17% of compensation per week (subject to certain limitations) on a tax-free basis through a "salary reduction" arrangement. The Company matches employee contributions up to a maximum of 3% of salary or $2,000 per year, whichever is less. Employee contributions are always 100% vested. All Company contributions become fully vested after four full years of employment. Company contributions to the 401(k) Plan were $0.5 million for fiscal years 1999 and 1998, and $0.4 million for fiscal year 1997.

         The Company also maintains a discretionary worldwide profit-sharing plan for qualified employees. Employees who have been with the Company for 90 days of continuous service are eligible to participate in the profit-sharing plan. The Company allocates a percentage of pre-tax profits to a profit-sharing pool which is then distributed to employees pro rata based on quarterly salary. In addition, certain executives are eligible to participate in a bonus plan which is contingent upon achieving specific operating performance targets established by the Board of Directors. Company contributions to these plans were $3.0 million for fiscal years 1999 and 1998, and $3.1 million for fiscal year 1997.


NOTE 6 > STOCK INCENTIVE PLAN AND COMMON SHARE PURCHASE RIGHTS

(A) STOCK INCENTIVE PLAN

The Company has one stock incentive plan under which options may be granted to purchase shares of its common stock. A total of 1,525,000 shares are authorized for issuance under this plan. An additional plan which expired April 30, 1994, has options outstanding, but no further options may be granted under this plan.

         Options under the current plan are generally granted at prices not less than the fair market value of the common stock on the date of grant and can become exercisable in installments at dates ranging from one to ten years from the date of grant, as determined by the Stock Option Committee of the Board of Directors. Generally, outstanding options become exercisable at the rate of 25% per year, and expire five years from the date of grant.

         The following is a summary of the transactions, including restricted stock, as discussed below, relating to the plans for fiscal years ended 1999, 1998 and 1997.


                                                        1999                            1998                             1997
--------------------------------------------------------------------------------------------------------------------------------
                                                      Weighted                        Weighted                         Weighted
                                                       Average                         Average                         Average
Common Stock Options and                              Exercise                         Exercise                       Exercise
Restricted Stock Purchases                Shares        Price             Shares        Price             Shares        Price
                                         -------     -----------         -------     -----------         -------     -----------
Beginning, outstanding                   883,046     $     10.35         782,437     $      9.04         963,332     $      7.34
Granted                                  306,625           11.44         485,525           11.41          69,575           13.55
Exercised                               (199,465)           5.42        (358,998)           8.84        (209,019)           2.55
Canceled                                 (16,801)          12.79         (25,918)          11.48         (41,451)          10.38
                                         -----------------------         -----------------------     ---------------------------
Ending, outstanding                      973,405     $     11.66         883,046     $     10.35         782,437     $      9.04
                                         -----------------------         -----------------------     ---------------------------
Options exercisable                      413,549                                                         377,200         294,837
                                         -----------------------         -----------------------     ---------------------------
Weighted average fair
 value of options granted                            $      4.62                     $      8.15                     $      6.16

As of March 26, 1999, options to acquire 82,824 shares remained available to grant.

A detail of options outstanding and exercisable as of March 26, 1999, is presented below:



                                  Options Outstanding                                       Options Exercisable
         -----------------------------------------------------------------------       -----------------------------
                                                      Weighted
                                                       Average          Weighted                            Weighted
                                                      Remaining         Average                              Average
            Range of                 Number          Contractual        Exercise          Number             Exercise
         Exercise Prices          Outstanding       Life in Years         Price        Exercisable            Price
         ---------------          -----------       -------------       --------       -----------          ---------
          $ 3.56 - $4.11             66,295               0.22         $    3.79          66,295            $    3.79
           11.00 - 11.00            373,320               3.45             11.00         111,729                11.00
           11.75 - 12.33            269,483               2.60             12.06         116,926                12.10
           12.38 - 18.44            264,307               2.53             14.14         118,599                13.92
         -----------------------------------------------------------------------       ------------------------------
          $3.56 - $18.44            973,405               2.75         $   11.66         413,549            $   10.99
         =======================================================================       ==============================

         Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-based Compensation," the Company's net income and diluted net income per share would have been reduced to the following pro forma amounts for the three fiscal years ended March 1999:

                                                                                     $ in thousands, except share data

                                                           March 26, 1999        March 27, 1998         March 28, 1997
          ------------------------------------------------------------------------------------------------------------
          Net income as reported                              $   12,364            $   15,064            $   11,671
          Pro forma                                           $    9,660            $   13,310            $   10,700
          Diluted net income per share as reported            $     1.71            $     1.83            $     1.40
          Pro forma                                           $     1.33            $     1.62            $     1.29

The fair value of each option granted to employees and directors is estimated using the Black-Scholes option-pricing model on the date of grant using the following assumptions: no dividend yield, average volatility of 51% for fiscal year 1999, 54% for 1998 and 65% for 1997, weighted average risk-free interest rate of approximately 4.8%, 5.8% and 6.2% for fiscal years 1999, 1998 and 1997, respectively, and an average expected life of 3.3 years for fiscal 1999, 3.2 years for fiscal 1998 and 3.3 years for fiscal 1997.

         Under the now expired 1984 Stock Incentive Plan ("the 1984 Plan") and the 1994 Stock Incentive Plan ("the 1994 Plan"), grants of restricted stock can be made at any price. In fiscal 1991 and fiscal 1993, 258,750 shares and 112,500 shares were issued, respectively, under the 1984 Plan. Additionally, 236,000 shares and 30,000 shares were issued in fiscal 1998 and 1999, respectively, under the 1994 Plan. The shares issued under both plans are subject to certain repurchase agreements if certain annual performance criteria are not met. The options lapse over an extended period not exceeding seven years for the 1984 Plan and two years for the 1994 Plan beginning in fiscal 1999. All repurchase agreements on shares issued in fiscal 1991 and fiscal 1993 expired prior to March 27, 1998. The excess of the fair market value on the date of vesting over the purchase price is charged to operations as compensation expense as the restrictions lapse. As discussed in Note 1 above, the Company accounts for the above plans under APB No. 25. In each of fiscal 1998 and 1997, 92,816 shares, or 25%, of the issued shares vested, with $1.3 million and $1.1 million, respectively, charged to operations under the 1984 Plan. In fiscal 1999, 266,000 shares, or 100%, of the issued shares vested, with $0.3 million charged to operations under the 1994 Plan.

         Effective March 26, 1999, the Company and various of its employees and directors who had purchased restricted stock entered into agreements amending the prior purchase agreements and related promissory notes. Among other things, pursuant to the amendment the shares previously purchased are no longer subject to a right of repurchase by the Company and, by virtue of a no-prepayment provision in the amended promissory note coupled with a pledge of the shares to secure payment of the note, sale of the shares is precluded for a period of at least two years.


(B) COMMON SHARE PURCHASE RIGHTS

On March 16, 1989, the Company declared a dividend payable on April 4, 1989, of 10,311,603 Common Share Purchase Rights.

         Each right, when exercisable, entitles a stockholder to buy one share of the Company's common stock at an exercise price of $15.55, subject to adjustment. The rights become exercisable ten days after certain persons or groups announce acquisition of 20% or more, or announce an offer for 30% or more, of the Company's common stock. The rights are nonvoting, expire in ten years and may be redeemed prior to becoming exercisable. In the event that the Company is acquired in a merger or other business combination, each outstanding right would entitle a holder to purchase, at the current exercise price, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. Prior to expiration of the rights, the plan under which the rights were granted was amended to, among other things, extend the plan for an additional ten years and change the exercise price to $70.00. The foregoing is a general description only and is subject to the detailed terms and conditions set forth in the Amended and Restated Rights Agreement, dated as of April 4, 1999, between the Company and ChaseMellon Shareholder Services, L.L.C.


NOTE 7 > INCOME TAXES

PROVISION FOR INCOME TAXES

The provision for income taxes for the three fiscal years ended March 1999 consists of the following:


                                                                                            $ in thousands
          ------------------------------------------------------------------------------------------------

                                                    March 26, 1999      March 27, 1998      March 28, 1997
                                                    --------------      --------------      --------------
          Current
            Federal                                     $ 2,549             $   262             $   155
            State                                           641                 538                 205
            Foreign                                         464                 294                 289
          Deferred                                         (576)               (308)               (180)
                                                        -------             -------             -------
          Total                                         $ 3,078             $   786             $   469


COMPONENTS OF INCOME BEFORE TAXES


                                                                                                 $ in thousands
          -----------------------------------------------------------------------------------------------------
                                                                1999                1998                 1997
           United States                                       $ 8,211             $ 9,824             $11,820
           Foreign                                               7,231               6,026                 320
                                                               -------             -------             -------
           Total                                               $15,442             $15,850             $12,140


Amounts for tax provision and components of income before taxes shown in the two tables above are classified based on location of the taxing authority and not on geographic region.


DEFERRED INCOME TAX PROVISION

                                                                                                   $ in thousands
          -------------------------------------------------------------------------------------------------------

                                                           March 26, 1999      March 27, 1998      March 28, 1997
                                                           --------------      --------------      --------------
          Capitalized research and development                 $   (84)            $  (308)            $    --
          Tax depreciation under depreciation
            for financial reporting purposes                      (306)               (137)               (191)
          Inventory costs capitalized for tax and
            expensed for financial reporting                      (430)               (210)                198
          Increase in liability reserves                          (229)               (670)               (217)
          Utilization of net operating
            losses and credits                                   2,424               4,618               3,263
          AMT credit carryforward                                 (147)               (255)               (180)
          Valuation reserve                                     (1,804)             (3,346)             (3,053)
                                                               -------             -------             -------
          Total                                                $  (576)            $  (308)            $  (180)


Deferred income taxes are not provided on the undistributed earnings (which totaled approximately $49.9 million as of March 26, 1999) of the Company's foreign subsidiaries as the Company intends to reinvest these earnings indefinitely outside of the United States. Deferred income taxes result from differences in the timing of reporting income and expenses for financial statement and income tax reporting purposes.

DEFERRED INCOME TAX ASSET

                                                                                $ in thousands
          ------------------------------------------------------------------------------------
                                                           March 26, 1999       March 27, 1998
                                                           --------------       --------------
          Capitalized research and development                 $   392             $   308
          Tax depreciation under depreciation
            for financial reporting purposes                       424                 118
          Inventory costs capitalized for tax and
            expensed for financial reporting                     1,096                 666
          Liability reserves                                     1,661               1,432
          Net operating loss carryforward                        1,632               4,056
          AMT credit carryforward                                  619                 472
                                                               -------             -------
          Gross deferred tax asset                               5,824               7,052
          Valuation reserve                                     (4,723)             (6,527)
                                                               -------             -------
          Total                                                $ 1,101             $   525


At March 26, 1999, the Company had available net operating loss carryforwards for Federal income tax purposes of approximately $4.8 million expiring in 2002 to 2010. Approximately $1.6 million of the valuation reserve for the net operating loss carryforward is related to the deduction of stock options and will be allocated directly to capital when utilized.


RECONCILIATION OF STATUTORY FEDERAL TAX RATE TO EFFECTIVE TAX RATE


                                                                                                    $ in thousands
          --------------------------------------------------------------------------------------------------------
                                                                1999                   1998                   1997
                                                  Amount          %      Amount          %      Amount          %
                                                 -------        ----    -------        ----    -------        ----
          Provision computed at
            statutory rates                      $ 5,395        35.0    $ 5,548        35.0    $ 4,248        35.0
          State income taxes, net of
            Federal tax benefit                      298         1.9        350         2.2        180         1.5
          Rate (reductions) increase
            due to foreign operations
            (including carryback)                 (2,067)      (13.4)    (1,852)      (11.6)       177         1.4
          Other                                     (548)       (3.5)    (3,260)      (20.6)    (4,136)      (34.0)
                                                 -------        ----    -------       -----    -------       -----
          Total                                  $ 3,078        20.0    $   786         5.0    $   469         3.9

The Company has a favorable pioneer tax status in Singapore for income generated from the manufacture of new Printronix P5000 series line matrix products. The pioneer status started in April 1996, lasts for a duration of five years, and is extendible to eight years. The pioneer status mandates that the Company meet certain requirements, including meeting specific levels of capital investment and engineering headcount. Earnings generated there are exempt from tax liability through 2001, extendible to 2004. The aggregate dollar effect of the pioneer status was to reduce foreign taxes by $1.4 million, $1.8 million and $0.1 million for fiscal years 1999, 1998 and 1997, respectively. The diluted net income per share effects of this pioneer status would be 19 cents for 1999, and 22 cents and one cent for fiscal years 1998 and 1997, respectively.

Note 8   > SEGMENT AND CUSTOMER DATA

Printronix operates in one industry segment - the design, manufacture and marketing of medium and high speed printers which support a wide range of computer systems and software platforms. Regional segment data is as follows:


                                                                                                   $ in thousands
          -------------------------------------------------------------------------------------------------------
                                           The Americas      EMEA      Asia Pacific   Eliminations   Consolidated
                                           ------------      ----      ------------   ------------   ------------
          1999
          Revenues:
            Net sales                        $ 126,439     $  39,372     $  13,891      $      --      $ 179,702
            Transfers between
             geographic locations                8,636         1,287        36,584        (46,507)            --
                                             ---------     ---------     ---------      ---------      ---------
                                               135,075        40,659        50,475        (46,507)       179,702
          Income from operations             $   9,363     $   4,145     $     980      $      --      $  14,488
          Identifiable assets                $  46,514     $   6,057     $  36,295      $      --      $  88,866

          1998
          Revenues:
            Net sales                        $ 118,267     $  39,235     $  12,889      $      --      $ 170,391
            Transfers between
             geographic locations               10,957         1,949        42,128        (55,034)            --
                                             ---------     ---------     ---------      ---------      ---------
                                               129,224        41,184        55,017        (55,034)       170,391
          Income from operations             $   8,264     $   4,643     $   1,237      $      --      $  14,144
          Identifiable assets                $  55,260     $  13,750     $  19,849      $      --      $  88,864

          1997
          Revenues:
            Net sales                        $ 120,439     $  41,731     $  11,120      $      --      $ 173,290
            Transfers between
             geographic locations               18,307           601        42,658        (61,566)            --
                                             ---------     ---------     ---------      ---------      ---------
                                               138,746        42,332        53,778        (61,566)       173,290
          Income from operations             $   6,217     $   4,239     $   1,243      $      --      $  11,699
          Identifiable assets                $  44,993     $  12,257     $  23,403      $      --      $  80,653


Geographic information is based upon the principal location of the Company's operations and not necessarily on the location of the customers. Transfers between geographic locations are billed at manufacturing costs plus a margin representing a reasonable rate of return for activities performed. Certain operating expenses have been redistributed among geographic regions to reflect a reasonable allocation of operating expenses which support worldwide operations. The Americas' sales included export sales of approximately $26.2 million, $22.1 million, and $23.5 million for fiscal years 1999, 1998 and 1997, respectively. Export sales are principally to Europe, Canada, and Asia.

         Sales based on the location of the customers were as follows for fiscal years 1999, 1998, and 1997, respectively: Americas - $105.2 million, $100.5 million and $101.8 million; EMEA - $61.5 million, $57.9 million and $60.8 million; and Asia Pacific - $13.0 million, $12.0 million and $10.7 million.

         In fiscal 1999, the Company had two customers each of which represented a significant percentage of consolidated net sales. Sales to the largest customer, IBM, represented 30%, 28% and 29% of net sales for fiscal years 1999, 1998 and 1997, respectively. Sales to the second largest customer represented 9% of net sales for fiscal year 1999, and 10% of net sales for fiscal years 1998 and 1997. A significant decline in sales to either customer could have an adverse effect on the Company's operations.

NOTE 9 > COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company conducts its operations using leased facilities under non-cancelable operating leases which expire at various dates from fiscal years 2000 through 2004, except the land lease for the Company's building in Singapore, which expires in fiscal year 2026.

         The following is a summary of rental expense of non-cancelable building and equipment operating leases incurred for each of the three years in the period ended March 1999:

                                                                                              $ in thousands

                                                  March 26, 1999        March 27, 1998        March 28, 1997
          --------------------------------------------------------------------------------------------------
          Gross rental expenses                       $ 3,048               $ 2,949               $ 3,560
          Less:  sublease rental income                    --                    --                   (25)
                                                      -------               -------               -------
          Net rental expense                          $ 3,048               $ 2,949               $ 3,535


The minimum rental commitments required under existing non-cancelable operating leases are as follows:

                                                                                     $ in thousands

           2000          2001          2002          2003          2004       Thereafter      Total
          ------        ------        ------        ------        ------      ----------      ------
          $2,574        $1,121        $  650        $  148        $  114        $3,774        $8,381

The minimum rental commitment for the land located at the Singapore manufacturing facility represents $4.3 million of the above $8.4 million commitment under non-cancelable operating leases.


ENVIRONMENTAL ASSESSMENT

In January 1994, the Company was notified by the California Regional Water Quality Control Board - Santa Ana Region (the "Board") that groundwater monitoring reports indicated that the groundwater under one of the Company's former production plants was contaminated with various chlorinated volatile organic compounds ("VOCs"). Evidence adduced from site studies undertaken to date indicate that compounds containing the VOCs were not used by the Company during its tenancy, but were used by the prior tenant during its long-term occupancy of the site. The tests also indicate that the composition of the soil is such that off-site migration of contamination is very slow and contamination is most likely confined to the site.

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

         Presently, the Board continues to investigate the source of the VOCs and there are currently no further orders outstanding against the Company. As of March 26, 1999 and March 27, 1998, the Company has reserved $214,000 which is a reasonable estimate to cover further legal fees or any additional expenses related to environmental tests which could be requested by the Board at either site. To date, the Company has incurred only minimal expense in its initial response to the Board's request for information and for environmental testing.

         The Company is convinced it bears no responsibility for any contamination at the sites and intends to vigorously defend any action which might be brought against it with respect thereto. Furthermore, the Company believes that it has adequately accrued for any future expenditures in connection with environmental matters and that such expenditures will not have a materially adverse effect on its financial condition or results of operations.


NOTE 10 > SUBSEQUENT EVENT (UNAUDITED)

During Fiscal 1999, the Board of Directors authorized the company to repurchase up to an additional 2,000,000 shares of the Company's outstanding common stock, resulting in a total of 3,000,000 shares authorized for repurchase. Subsequent to year end, a total of 130,000 shares of common stock were purchased at fair market value and retired, at a cost of $1.7 million. To date, the Company has repurchased and retired 2,137,400 shares of common stock at a cost of $31.6 million. Future purchases of up to 862,600 shares may be made from time to time at the discretion of management.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders of Printronix, Inc.:

         We have audited the accompanying consolidated balance sheets of Printronix, Inc. (a Delaware Corporation) and subsidiaries as of March 26, 1999 and March 27, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 26, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Printronix, Inc. and subsidiaries as of March 26, 1999 and March 27, 1998, and the results of their operations and their cash flows for each of the three years in the period ended March 26, 1999 in conformity with generally accepted accounting principles.



                                                  /s/ ARTHUR ANDERSEN LLP
                                                  -----------------------------
                                                  ARTHUR ANDERSEN LLP

Orange County, California
April 22, 1999



QUARTERLY DATA (UNAUDITED)

                                                                      $ in thousands, except share data
          ---------------------------------------------------------------------------------------------
                                      1st quarter      2nd quarter       3rd quarter        4th quarter
                                      ----------        ----------        ----------        -----------
          Fiscal 1999
          Net sales                   $   45,703        $   41,728        $   45,840        $   46,431
          Gross profit                $   14,764        $   13,530        $   14,853        $   15,753
          Net income                  $    3,304        $    2,735        $    3,033        $    3,292
          Net income per share
            Basic                     $     0.44        $     0.38        $     0.45        $     0.49
            Diluted                   $     0.43        $     0.37        $     0.44        $     0.48
          Stock Price
            High                      $    17.00        $    16.50        $    14.75        $    14.88
            Low                       $    14.25        $    13.75        $    11.00        $    11.00


                                                                      $ in thousands, except share data
          ---------------------------------------------------------------------------------------------
                                      1st quarter      2nd quarter       3rd quarter        4th quarter
                                      ----------        ----------        ----------        -----------
          Fiscal 1998
          Net sales                   $   43,667        $   40,788        $   42,528        $   43,408
          Gross profit                $   12,924        $   13,192        $   13,810        $   14,004
          Net income                  $    3,639        $    3,739        $    4,529        $    3,157
          Net income per share
            Basic                     $     0.46        $     0.47        $     0.56        $     0.41
            Diluted                   $     0.45        $     0.45        $     0.54        $     0.39
          Stock Price
            High                      $    15.13        $    21.25        $    21.63        $    18.00
            Low                       $    10.63        $    14.63        $    16.63        $    14.38

CORPORATE INFORMATION


Board of Directors


BRUCE T. COLEMAN*
Chief Executive Officer,
El Salto Advisors
(Advice and interim CEO services)


JOHN R. DOUGERY*
Dougery Ventures
(Venture capital investments)


CHRIS WHITNEY HALLIWELL
Principal, Chris Halliwell
Technology Consulting
(Marketing consulting)


ERWIN A. KELEN*
President, Kelen Ventures
(Venture Investments)


ROBERT A. KLEIST
President and Chief Executive
Officer, Printronix, Inc.



Corporate Officers


ROBERT A. KLEIST
President and
Chief Executive Officer


THEODORE A. CHAPMAN
Senior Vice President, Engineering,
Chief Technical Officer


C. VICTOR FITZSIMMONS
Senior Vice President,
Worldwide Manufacturing


RALPH GABAI
Senior Vice President, Marketing


GEORGE L. HARWOOD
Senior Vice President,
Finance & IS,
Chief Financial Officer and
Corporate Secretary


RICHARD A. STEELE
Senior Vice President, Sales


GORDON B. BARRUS
Vice President,
Advanced Development


CLAUS HINGE
Vice President,
European Sales & Marketing


MICHAEL K. JACOBS
Vice President, Distribution Sales,
Americas


PHILIP F. LOW
Vice President,
Asia Operations


JULI A. MATHEWS
Vice President, Human Resources and
Assistant Corporate Secretary


BRUCE E. MENN
Vice President, Customer Support



*member of the Audit Committee




Corporate Directory


PRINTRONIX CORPORATE OFFICES
17500 Cartwright Road
P.O. Box 19559
Irvine, California  92623
Tel: (949) 863-1900
Fax: (949) 660-8682
http://www.printronix.com


LEGAL COUNSEL
Kirshman, Harris & Branton
A Professional Corporation,
General Counsel
315 S. Beverly Drive
Suite 315
Beverly Hills, California  90212
Tel: (310) 277-2323


INDEPENDENT AUDITORS
Arthur Andersen LLP
18201 Von Karman Avenue
Suite 800
Irvine, California  92615
Tel: (949) 757-3100


REGISTRAR AND TRANSFER AGENT
ChaseMellon
Shareholder Services
400 S. Hope Street
Fourth Floor
Los Angeles, California 90071
Tel: (800) 647-4273


ANNUAL MEETING

Annual meeting will be held at 9:00 a.m., August 17, 1999, at Printronix Corporate Offices, located at 17500 Cartwright Road, Irvine, California.


PRINTRONIX COMMON STOCK

Traded OTC, NASDAQ, National Market System, Stock Symbol: PTNX


STOCKHOLDERS

As of March 26, 1999, there were 3,572 record holders of the Company's Common Stock.


CORPORATE AND INVESTOR INFORMATION

A copy of Printronix's annual report on Form 10-K filed with the Securities and Exchange Commission (SEC) will be furnished without charge to any stockholder.

This publication includes certain forward-looking statements reflecting the Company's expectations and objectives in the near future. However, many factors which may affect the actual results, including market and economic conditions, industry competition, and changing regulations, are difficult to predict. Accordingly, there is no assurance that the Company's expectations and objectives will be realized.

PRINTRONIX
17500 CARTWRIGHT ROAD
P. O. Box 19559
Irvine, California 92623-9559
http://www.printronix.com