Form 10-K405, Exhibit 13
period 2000-03-31
PRINTRONIX INC
filed 2000-06-28
CIK 311505

PRINTRONIX
EXHIBIT 13


2000 ANNUAL REPORT

(ARTWORK)




PRINTRONIX
THE INSIDE STORY

Selected Financial Data

                                                                                   $ in thousands, except per share data
                                                ------------------------------------------------------------------------
Fiscal years ended March                            1996            1997            1998            1999            2000

RESULTS OF OPERATIONS

Net sales                                       $159,261        $173,290        $170,391        $179,702        $190,240
Net income                                         6,771          11,671          15,064          12,364          10,472
Diluted net income per share                        0.82            1.40            1.83            1.71            1.56
Fully taxed diluted net income per share        $   0.59        $   1.02        $   1.35        $   1.49        $   1.56

SELECTED BALANCE SHEET DATA

Cash, net of debt                               $  6,281        $ 12,766        $ 10,264        $ 11,911        $  1,480
Working capital                                   35,285          40,247          37,008          32,899          19,227
Total assets                                      69,130          80,653          88,864          88,866         111,421
Stockholders' equity per share                  $   6.40        $   7.91        $   9.05        $  10.09        $  11.34


                              NET INCOME

                     96                       6,771

                     97                      11,671

                     98                      15,064

                     99                      12,364

                     00                      10,472


                               NET SALES

                     96                     159,261

                     97                     173,290

                     98                     170,391

                     99                     179,702

                     00                     190,240


                           FULLY TAXED DILUTED
                           NET INCOME PER SHARE

                     96                        0.59

                     97                        1.02

                     98                        1.35

                     99                        1.49

                     00                        1.56

To our stockholders:

The start of a new millennium brings with it a look back at the prior year, and the anticipation of new opportunities in the year ahead. As you may notice in this report, Printronix is moving in new directions - developing new global printing solutions, increasing global support and leveraging our advantage in e-business printing.

Printronix's 26th year in business was successful in many areas. We ended FY2000 with sales growth up 5.9% over the previous year.

Notable accomplishments during FY2000 included

o The introduction of the new T5000 family of thermal bar code/label printers, opening a new growth opportunity

o Consolidation of our Irvine, CA, operation into one new facility, enabling us to bring new products to market faster

o The addition of a new customer support facility in Memphis, TN, enhancing customer support in the U.S.

o The expansion of network management capabilities for all three Printronix printing technologies, - thermal, laser, and line matrix - enhancing enterprise printer management

OVERALL, PRINTRONIX IS IN AN EXCELLENT POSITION TO MAXIMIZE GROWTH POTENTIAL.

Global expansion remains a primary Printronix strategic objective, and we made good progress in that area in the past year. Asia Pacific sales increased 36.7% over the previous year, while sales to Europe/Middle East/Africa grew by 2.4% and Americas by 4.1%. The long-term potential for continued growth in global sales is good, and Printronix maintains a strategic focus on emerging markets where growth opportunities are highest.

The Printronix cash position also reflects the company's financial health. Printronix ended FY2000 with $1.5 million in net cash, inclusive of funding our new facility in Irvine, CA and repurchasing 573,442 shares of Printronix stock. The company's balance sheet remains strong, with cash flow that can fund research and development, new marketing initiatives and sales growth.

The launch of our new T5000 thermal printers in the December quarter offers perhaps the greatest growth potential. The Printronix-designed and manufactured T5000 fits perfectly into our global strategy, thanks to the inclusion of Printronix System Architecture, or PSA(R)2. This is the common platform that allows global, unified management of all three Printronix printing technologies
- thermal, laser and line matrix - in an enterprise environment. The T5000 also offers our unique Online Data Validation (ODV(TM)) capability that ensures that all bar codes are scannable. Our 1998 acquisition of RJS, with its bar code verifier technology, made this strategic addition possible.

We are committed to being a part of e-business growth. In 1999, we began to position our PrintNet(R)Plus and PSA2 technologies to serve the global e-business enterprise. With businesses ramping up to high-speed networks and Enterprise Resource Planning (ERP), and with e-commerce creating a greater need for bar code printing, leveraging our advantages in the connected business environment was crucial.

Above all, Printronix remains committed to quality and innovation. With 10.1% of our revenue supporting development, we continue to design and build printers, applications and management tools that exceed expectations for reliability, performance and value. And we continue to enhance the level of customer support around the world. These are the reasons behind the company's success.

Printronix is adapting to new opportunities by developing new business models, moving into new markets, working with alliance partners and delivering customer satisfaction. With the vision of our Board of Directors, the unrelenting drive of our personnel and the cooperation of our strategic allies, Printronix will continue to strive for excellence for customers, employees and stockholders.



Robert A. Kleist
President and Chief Executive Officer
July 1, 2000

WELCOME TO THE MIND OF PRINTRONIX Enjoy Your Stay

                                   (Art work)

DISCLAIMER: The Printronix computer network remains 100% secure. No parties illegally entered our computer systems at any time. No PC's were harmed in the creation of this annual report.

OK YOU'RE IN. THE FIREWALL WAS A BIT TRICKY...

but you're deep within the Printronix internal network. It's all here - confidential files, hush-hush e-mails, schematics - the works on how Printronix has become synonymous with business printing in the internet age. There'll be some friendly eyes keeping tabs and giving you advice, but it should still be a wild ride. Hang on, true believer, and let's see what you find!

        [Confidential-Eyes Only:] [e-business startegy.doc...] ...decrypting....

The decoding algorithm worked like a charm, and wow. This is big stuff. Confidential documentation of the Printronix plans to give the world of e-business printing solutions it doesn't even know it needs yet. Right away, you see that these people understand something many e-business "gurus" don't: there's no such thing as a paperless office. Reports. Invoices. They need to be printed. And in the age of e-commerce, printing bar code shipping labels has never been more important. Check this out:

                                   (Art work)

Everyone - We have reached all our goals in optimizing Printronix printing solutions for SAP(TM) R/3 systems. Thanks to the work of our development teams, we now offer the most seamless integration with the SAP-powered enterprise, and direct printing from ABAP/4 applications, whether the printer is line matrix, laser, or thermal. Since many consider SAP R/3 the state-of-the-art in Enterprise Resource Planning (ERP) around the world, this puts Printronix in a familiar place - at the forefront of e-business. As we develop printing solutions for other ERP platforms, our position will only be enhanced.

                                   (Art work)

Instant message from John F.

While you're inside, have a closer look at PSA(R)2, Printronix System Architecture. It's a common printing platform that's giving Printronix a real strategic advantage.

Good luck!

John F.

It seems PRINTRONIX is much more than a printer company. [Quite right!]

You stumble upon a diagram that tells you how Printronix System Architecture, or PSA2 works, and it all fall together.

PSA2 is a powerful tool for optimizing e-business printing, and in 2000 it will be promoted as one of the major benefits of the Printronix total printing solution. From what you can tell, this printing architecture allows all installed Printronix printers to run from the same interface, using the same language and accepting the same new applications as businesses grow and networks adapt.

The importance of that makes you pause for a second. Complete cross-printer compatibility within the connected enterprise. Nearly "plug-and-play" operation. You whistle softly. When it's widely adopted, PSA2 should provide a powerful competitive edge.

                  [Confidential - Subject to non-disclosure:]
                            [globalconnectivity.ex1]
                               ...decrypting....

You're good. A few deft keystrokes and you're into a critical Printronix report. Something centered on a map of the world. Try drilling down a few more levels and...

That's it. It's all about Printronix's work to allow businesses to control all their printers around the world from any location, via their private network. That's a real solution, and you dig for more data.

PrintNet Plus. That's the second part of the company's strategy to become the world's leading creator of industrial printing solutions. From what you're reading, it's a global printing management system that allows IT managers (or anyone with the right password) to control and manage every Printronix printer in a company from the networked desktop.

The map tells the story. With PrintNet Plus and Printronix Printer Manager, and a Web browser, you could initiate and pause print jobs, distribute configurations, troubleshoot, even validate bar codes for locations in Sydney, New York and Tokyo - all while you're working in Chicago!

instant message From Anonymous

I see what you're up to... and I applaud it. I need to tell you about my company's experience with Printronix. I work for a major retailer, and we weren't even working with Printronix when their salespeople came to our offices. At the time, we were having trouble with our printers in Latin America. The Printronix reps installed and launched PrintNet Plus, and they showed us how we could solve our printing problems remotely, right from the desktop. We were so impressed, we became a Printronix customer on the spot.

Good luck!

Anonymous

                                   (Art work)

You've got to make sure this story gets told. You quickly compose a message:

                                   (Art work)

Someone has finally brought real-time, global printer connectivity to the industrial printer market: Printronix. PrintNet Plus is beautifully designed for connecting a global enterprise needing reliable documents with secure, remote management. Printronix owns the "brain" that leverages the full power of the enterprise network. Let's do some real-world testing. More from the front lines as I find it...

                                   (Art work)

Some things just can't be kept secret.

Which company is uniting visionary printer innovation with the world-changing power of the internet?

PRINTRONIX


                                   (art work)

To do: Go to Printronix Web Site, www.printronix.com, to get even more information.

                            (Encryption failing)))))
             [CONFIDENTIAL-EYES ONLY: thermal.doc] ...decrypting....

That was odd. It seemed like the system deliberately let you past the security protocols. You dig through nested file sets thinking there must be something pretty good in here...

BINGO

On the surface, it looks like other thermal printers you've seen. But then you take a closer look and realize that, for the third time, Printronix has surprised you. They've reinvented THERMAL PRINTING with the new T5000.

It's clear that the T5000 is packed with features the competition is only dreaming about. You command the system to bring up a list of the printer's value-added features and it goes nuts:

o   PSA architecture

o   Remote Configuration and management with PrintNet Plus

o Online Data Validation (ODV) - a printing quality solution that ensures viable bar code labels by checking scannability in real-time

o   IPDS capability (even over Ethernet connections) for IBM users

o   Connectivity via parallel, serial, coax/twinax or Ethernet

o   4 Mb Flash and 8 Mb DRAM standard memory for high throughput font storage

o   Device Type Interface for direct printing from SAP R/3 applications

Two facts catch your eye. With Online Data Validation, the thousands of bar code labels a distribution center prints every day can be checked for scannability before they're ever used. A major benefit in e-commerce.

The other is Intelligent Printer Data Stream (IPDS), a language that makes network printing control easier and faster. Printronix has the only integrated thermal IPDS solution for the IBM market. Yet another advantage: these guys have built a thermal machine of such quality and intelligent design, it puts Printronix at the forefront of thermal innovation.

instant Message From Anonymous

It was me who helped you get past that last security level. I think it's time someone saw the extraordinary improvements Printronix is making in thermal printing, like ONLINE DATA VALIDATION. Spread the word!

A Proud Employee

You're Cautious, so you decide you've seen enough for one day. But before you go, you send a message to let others know what you've seen.

                                   (Art work)

I've tempted fate long enough, and it's time to be going. But what a trip! With its e-business solutions, PrintNet's power to connect the distant printers of a global company (not to mention worldwide locations and support for multiple foreign languages), and its revolutionary T5000 thermal printer, Printronix is giving business the tools they need to reach the next level of productivity. When you add its recognized product excellence and expertise - in thermal, laser, and line matrix - to the mix, you've got a company to be reckoned with. It'll be fun to watch Printronix grow in the years to come.

I thought I knew Printronix.  Boy, do I know better now.  Later.
X.

And you're out.

But you'll be back...

Management's Discussion and Analysis of Results of Operations and Financial Condition

General

Founded in 1974, Printronix, Inc. is the leading industry supplier in the design, manufacture and marketing of a full range of line matrix, laser and thermal printers for business and industrial applications. Printronix printers are designed for use in high-volume applications and in environments that demand high levels of reliability and durability. The products are marketed worldwide through original equipment manufacturers (OEMs), full service distributors and value added resellers (VARs). Printronix is located in Irvine, California, with operations in Singapore, Holland and Memphis, Tennessee. Printronix can be accessed on the Internet at www.printronix.com. Printronix common stock is traded on NASDAQ under the symbol PTNX.

Fiscal 2000 revenue increased 5.9% compared with the prior fiscal year as a result of the Company's commitment to continuous product development and market expansion. This increase was the result of expansion of distribution channel partners, economic recovery of the Asia Pacific region and enhanced product capabilities. These enhancements included SAP(TM) and Windows drivers, and the network management capability offered by PrintNet(R) Plus, all of which contributed to increase the Company's line matrix market share to 61% worldwide. Revenue growth also reflects the success of the Company's Major Accounts Development program and its commitment to build its presence industrializing countries, including the Asia Pacific region where sales were up 36.7% over the prior year.

Even as revenue increased, the Company increased its spending on engineering and development and sales and marketing as it continued to implement its global growth strategy. The Company opened additional regional sales offices in selected industrializing countries. The Company launched its new T5000 thermal product line late in the third quarter of fiscal 2000. During fiscal 1999, the Company fully utilized the net operating loss carryforwards it had enjoyed in prior years. As a result, the effective tax rate for fiscal 2000 increased to 33% compared with 20% in fiscal 1999. As a result of its growth strategy and expiring net operating loss carryforwards, the increase in revenues was more than offset by higher operating expenses and income taxes. Income before taxes increased by 1.6% compared with the prior fiscal year.

Forward-Looking Statements

Except for historical information, the Annual Report and Form 10-K contains "forward-looking statements" about Printronix, within the meaning of the Private Securities Reform Act of 1995. Terms such as "objectives," "believes," "expects," "plans," "intends," "estimates," "anticipates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, including: adverse business conditions and a failure to achieve growth in the computer industry and in the economy in general; the ability of the Company to achieve growth in the Asia Pacific market; adverse political and economic events in the Company's markets; ability of the Company to hold or increase market share with respect to line matrix printers; the ability of the Company to successfully compete against entrenched competition in the thermal printer market; the ability of the Company to attract and retain key personnel; and the ability of the Company to continue to develop and market new and innovative products superior to those of the competition and to keep pace with technological change.

Results of Operations

NET SALES

Fiscal 2000 revenue of $190.2 million increased $10.5 million, or 5.9%, compared with fiscal 1999. The increase was due to strong distribution sales in the Americas and Asia Pacific, and sales by the Company's subsidiary, RJS Systems International ("RJS"). Sales to the Americas increased 4.1% to $109.5 million compared with last year. Americas distribution sales increased 9.3% to $56.3 million due to channel expansion. Americas OEM sales decreased 1.0% to $53.2 million. Americas OEM sales were impacted in fiscal 2000 by acquisition-related activity and internal reorganization by some OEM customers, which began in fiscal 1999. Increased sales to the Company's largest OEM customer were more than offset by lower sales to the Company's smaller OEM customers. Sales to Asia Pacific were $17.8 million, an increase of 36.7% compared with a year ago, mainly due to sales in the ASEAN countries relating to the return to economic growth in that region. Sales to Europe, Middle East and Africa ("EMEA") increased 2.4% to $62.9 million compared with fiscal 1999. Sales by channel were unchanged at 46% OEM and 54% distribution.

Revenue growth by product for fiscal year 2000 was primarily attributable to increased sales of Printronix P5000 Series line matrix printers and sales by RJS. Line matrix sales were $155.8 million, an increase of 3.8%, compared with last year. Thermal sales were $5.9 million, an increase of 32.2% over last year, and laser sales were $23.4 million, an increase of 5.4%. Sales by RJS increased 72.7% to $5.1 million compared with $2.9 million in fiscal 1999 due in part to a large order from the U.S. Postal Service for bar code verifiers.

A distribution and printer configuration facility was started in Memphis, Tennessee, during the fourth quarter of fiscal 1999 to provide faster delivery and support to the Eastern two-thirds of the United States. Like other Printronix plants, it can configure a printer to order and ship it within 24 hours. Its location saves an average of 2 1/2 days shipping time for that region compared with previous shipments from Irvine, California. The Memphis plant began shipping spares and consumables during the fourth quarter of fiscal 1999 and began shipment of printers during the first quarter of fiscal 2000.

Fiscal 1999 revenue of $179.7 million increased $9.3 million, or 5.5%, compared with fiscal 1998. The increase was the result of higher sales to the Company's largest OEM customer, primarily in EMEA, strong distribution sales in the Americas and Asia Pacific. Americas distribution sales increased $6.6 million to $55.7 million, sales to EMEA increased $3.6 million to $61.5 million and sales to Asia Pacific increased $1.0 million to $13.0 million.

GROSS PROFIT

Gross profit as a percentage of sales was 33.0% in fiscal 2000 compared with 32.8% and 31.7% in fiscal 1999 and 1998, respectively. The increase in gross profit percentage in fiscal 2000 and fiscal 1999 was the result of higher volumes, manufacturing efficiencies and cost reductions on the P5000 Series line matrix printers. For fiscal 2000, gross profit percentage was impacted by start up costs for the new T5000 thermal product line and unfavorable product mix.

OPERATING EXPENSES

Operating expenses consist of engineering and development, sales and marketing, and general and administrative costs. Over the past three years, these expenses have increased due to the Company's commitment to product development of the P5000 Series line matrix, ThermaLine and LaserLine industrial strength printers. Operating expenses for fiscal 2000 were $47.5 million compared with $44.4 million and $39.8 million for fiscal 1999 and 1998, respectively.

In fiscal 2000, the Company spent $19.3 million on engineering and development, compared with $18.1 million in fiscal 1999 and $15.6 million (excluding a one-time acquisition related charge of $0.9 million) for fiscal 1998. As a percentage of sales, engineering and development expenses remained flat at 10.1% compared with 1999 and increased from 9.2% for fiscal 1998. Significant engineering expenditures were made to develop and bring new products to market, including the new Printronix designed and manufactured T5000 thermal printer, Online Data Validation (ODV(TM)) capability that ensures all barcodes are scannable, and expanded network management capabilities to all three printing technologies.

Sales and marketing expenses increased to $18.7 million, compared with $16.7 million for fiscal 1999 and $15.2 million for fiscal 1998. As a percentage of sales, sales and marketing expenses increased to 9.9% from 9.3% and 8.9% for fiscal 1999 and 1998, respectively. Sales expenses increased largely due to expansion of distribution channels, implementing new sales and marketing programs, increasing the number of regional sales offices, and higher travel costs as a result of the Company's Major Accounts Development program and rollout of the new T5000 thermal product line. During fiscal 1999, the Company established a separate marketing organization to increase its marketing capabilities and develop worldwide marketing programs to enable sales growth of existing products as well as those under development. These programs have continued through fiscal 2000.

General and administrative spending decreased to $9.4 million in fiscal 2000 compared with $9.6 million for fiscal 1999, and as a percentage of sales, expenses decreased to 5.0% from 5.3%. General and administrative expenses decreased in fiscal 2000 due to lower bad debt reserves and lower labor and consulting expenses. For fiscal 1999, general and administrative spending increased to $9.6 million compared with $8.0 million in fiscal 1998, and as a percentage of sales, expenses increased to 5.3% from 4.7%. General and administrative expenses increased in fiscal 1999 primarily due to the acquisition of RJS, including goodwill amortization, and higher administrative labor costs.

OTHER INCOME AND EXPENSES

Foreign currency remeasurement gains were $0.4 million in fiscal 2000 compared with gains of $0.1 million in fiscal 1999 and gains of $0.7 million in fiscal 1998. Foreign currency remeasurement gains were due to strengthening of the US dollar against the Singapore dollar and various European foreign currencies.

Interest and other income, net, decreased $0.8 million in fiscal 2000 compared with fiscal 1999 due to lower average cash balances during the year and interest expense on the Company's line of credit borrowings. Interest and other income, net, decreased $0.2 million in fiscal 1999 compared with fiscal 1998 due to lower average cash balances during the year.

INCOME TAXES

For Federal income tax purposes, the Company has had net operating loss carryforwards and has been paying minimal income taxes. These carryforwards were fully utilized during fiscal 1999. For California income tax purposes, the net operating loss carryforwards were fully utilized in fiscal 1997. The provision for taxes also includes certain state and foreign income taxes. The effective tax rate was 20% and 5% for fiscal 1999 and 1998, respectively. For fiscal 2000, the effective fully taxed rate was 33%.

Liquidity and Capital Resources

During fiscal 2000, the Company generated $22.2 million in cash from operating activities. The major uses of funds were the repurchase of Printronix common stock totaling $10.4 million, and capital expenditures of $25.1 million. Capital expenditures related to machinery and equipment totaled $13.1 million and $12.0 million for buildings and improvements which included construction of the new corporate facility in Irvine. Cash and equivalents were $15.0 million at the end of fiscal 2000, compared with $11.9 million at the end of fiscal 1999.

Fiscal 2000 year-end inventory was higher than fiscal 1999 due to stocking of the new distribution facility in Memphis and initial production of the new T5000 thermal printers.

On February 22, 1999, the Company entered into a new unsecured line of credit for $22.5 million. This line of credit replaced the previous line of credit of $7.5 million. The increase in the line of credit was intended to supplement the cash flow requirements to construct the new building in Irvine (See Note 3). Unsecured lines of credit at March 31, 2000, totaled $25.1 million, of which $9.8 million was available for borrowing (See Note 4).

At the end of fiscal 2000, the Company continued to reserve $0.2 million for an environmental issue associated with the closing down of the Company's Irvine hammerbank factory in fiscal 1994 (See Note 9).

The Company believes that its internally-generated funds, together with available bank credit agreements, will adequately provide for working capital requirements, capital expenditures and engineering and development needs through fiscal 2001.

Year 2000 Consideration

Prior to calendar year end 2000, the Company completed an assessment of the Year 2000 impact on the Company's information systems, business operations and key business partners. The assessment phases of the Company's information system and hardware included the identification of the systems or processes to be reviewed, evaluation of current systems or processes, risk assessment and development of contingency plans. The scope of the assessment addressed the information technology systems, such as the accounting and financial reporting systems, mainframe computers, personal computers, and the distributed network, and also addressed the other technology systems, such as facilities, plant equipment, lab and test equipment, distribution systems, security systems, communication systems and key services provided by third parties and key business partners. The assessment of key business partners included inquiries of key suppliers and customers related to their own Year 2000 issues. The Company did not experience any significant Year 2000 issues and there has been no interruption to business as a result of any related issues. The Company is not aware of any continued exposure to issues related to Year 2000.

In fiscal 2000, 1999 and 1998, the cost of Year 2000 assessment efforts and remediation projects was not material and was funded from current operations. The Company does not anticipate any further expenditures related to Year 2000 issues.

Market Risk

The United States dollar is the functional currency for all of the Company's foreign subsidiaries. For these subsidiaries, the assets and liabilities have been remeasured at the end of the period exchange rates, except inventories and property and equipment which have been remeasured at historical rates. The statements of operations have been remeasured at average rates of exchange for the period, except cost of sales and depreciation which have been remeasured at historical rates. The Company's Singapore and European operations may be impacted by the foreign currency fluctuations. The Company is not aware of any significant risks with respect to its foreign business other than those inherent in the competitive nature of the business and fluctuations in foreign currency exchange rates. The impact of foreign currency fluctuations has not been material to the Company.

The Company is exposed to market risks related to fluctuations in variable interest rates on its revolving line of credit. For variable rate debt, changes in interest rates generally do not influence fair market value, but do affect future earnings and cash flows.

The Company implemented a foreign currency hedging program as of April 2000 in order to mitigate currency rate fluctuation exposure related to foreign currency cash inflows. The Company entered into foreign currency forward exchange contracts with maturities from 30 to 180 days. All contracts are with a major financial institution. As of March 31, 2000, the Company did not have any foreign currency forward exchange contracts outstanding. The Company does not use the contracts for speculative or trading purposes.

Supplemental Information

Fiscal year 2000 utilized a fifty-three week fiscal year period, while fiscal years 1999 and 1998 utilized a fifty-two week fiscal year period.

For fiscal 2002, the Company will be required to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The adoption of this pronouncement is not expected to have a material impact on the Company's presentation of financial position or results of operations.

On December 3, 1999, the Securities and Exchange Commission Staff released Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition, to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 provides a framework by which to recognize revenue in the financial statements. The Company plans to adopt this SAB in fiscal 2001 and believes that adherence to this SAB will not have a material impact on the Company's financial statements.

The Company believes that the effects of inflation on its operations and financial condition are minimal.

Consolidated Balance Sheets
As of March 31, 2000 and March 26, 1999

                                             $ in thousands, except share and per share data
--------------------------------------------------------------------------------------------
                                                                   March 31,       March 26,
                                                                     2000            1999
                                                                  --------------------------
ASSETS
Current Assets:
  Cash and cash equivalents                                       $  14,980         $ 11,911
  Accounts receivable, net of allowance for doubtful
    accounts of $2,434 in 2000 and $2,302 in 1999                    21,763           23,954
  Inventories:
    Raw materials, subassemblies and work in process                 15,959           13,416
    Finished goods                                                    1,732            2,037
                                                                  --------------------------
                                                                     17,691           15,453
  Prepaid Expenses                                                    1,231            1,044
  Deferred income tax assets                                          3,721            1,101
                                                                  --------------------------
Total Current Assets                                                 59,386           53,463
                                                                  --------------------------

Property, plant and equipment, at cost:
  Machinery and equipment                                            29,187           25,320
  Furniture and fixtures                                             25,374           19,529
  Land                                                                8,100            8,100
  Buildings and improvements                                         22,689           11,266
  Leasehold improvements                                              1,189            1,819
                                                                  --------------------------
                                                                     86,539           66,034
    Less: Accumulated depreciation and amortization                 (35,472)         (31,798)
                                                                  --------------------------
                                                                     51,067           34,236
Intangible assets, net                                                  663              908
Other assets                                                            305              259
                                                                  --------------------------
Total Assets                                                      $ 111,421         $ 88,866
                                                                  ==========================
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
    Short-term debt                                               $  13,500         $     --
    Accounts payable                                                 12,121           12,209
    Accrued expenses:
      Payroll and employee benefits                                   5,321            4,531
      Warranty                                                        1,559            2,001
      Other                                                           4,958            1,512
      Income taxes                                                    2,486               97
      Environmental                                                     214              214
                                                                  --------------------------
Total Current Liabilities                                            40,159           20,564
                                                                  --------------------------

Other long-term liabilities                                              --            1,568

Minority interest in subsidiary                                         317              283

Commitments and contingencies (See Note 9)

Stockholders' Equity:
    Common stock, $0.01 par value
      (Authorized 30,000,000 shares; issued and outstanding
      6,257,417 shares in 2000 and 6,583,366 shares in 1999)             63               66
    Additional paid-in capital                                       30,238           28,338
    Retained earnings                                                40,644           38,047
                                                                  --------------------------
Total Stockholders' Equity                                           70,945           66,451
                                                                  --------------------------
Total Liabilities and Stockholders' Equity                        $ 111,421         $ 88,866
                                                                  ==========================

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Income
For each of the three years in the period ended March 31, 2000

                                                                           $ in thousands, except share and per share data
--------------------------------------------------------------------------------------------------------------------------

                                                    March 31,                 March 26,                March 27,
                                                      2000         %            1999        %            1998         %
                                                  ------------------------------------------------------------------------
Net sales                                           $190,240                  $179,702                 $170,391
Cost of sales                                        127,391                   120,802                  116,461
                                                  ------------------------------------------------------------------------
Gross profit                                          62,849      33.0%         58,900     32.8%         53,930      31.7%
                                                  ------------------------------------------------------------------------
Operating expenses:
    Engineering and development                       19,307      10.1%         18,092     10.1%         15,621       9.2%
    In-process engineering charge                         --       0.0%             --      0.0%            942       0.6%
    Sales and marketing                               18,746       9.8%         16,736      9.3%         15,191       8.9%
    General and administrative                         9,437       5.0%          9,584      5.3%          8,032       4.7%
                                                  ------------------------------------------------------------------------
Total operating expenses                              47,490      24.9%         44,412     24.7%         39,786      23.4%
                                                  ------------------------------------------------------------------------
Income from operations                                15,359       8.1%         14,488      8.1%         14,144       8.3%
Foreign currency remeasurement gain                      361                       146                      732
Interest and other income (expense), net                 (55)                      726                      926
Gain on issuance of subsidiary stock                      --                        53                       --
                                                  ------------------------------------------------------------------------
Income before taxes and minority interest             15,665       8.2%         15,413      8.6%         15,802       9.3%
Provision for income taxes                             5,159                     3,078                      786
Minority interest in income (loss) of subsidiary          34                       (29)                     (48)
                                                  ------------------------------------------------------------------------
Net income                                           $10,472       5.5%        $12,364      6.9%        $15,064       8.8%
                                                  ========================================================================

Net income per common share:
    Basic                                            $  1.64                   $  1.76                  $  1.91
    Diluted                                          $  1.56                   $  1.71                  $  1.83

Weighted average number of common shares
  outstanding:
    Basic                                          6,373,158                 7,030,683                7,884,024
    Diluted                                        6,731,915                 7,242,789                8,229,279

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity
For each of the three years in the period ended March 31, 2000

                                                                                     $ in thousands, except share data
----------------------------------------------------------------------------------------------------------------------
                                                                      Common Stock
                                                                -----------------------
                                                                                              Additional
                                                                 Number of                       Paid-in      Retained
                                                                    Shares       Amount          Capital      Earnings
                                                                ------------------------------------------------------
BALANCE, MARCH 28, 1997                                          8,032,303         $80           $30,887       $32,541
Exercise of stock options                                          358,998           4               812            --
Compensation expense for restricted stock                               --          --             1,257            --
Repurchase and retirement of shares of common stock               (741,400)         (7)           (2,902)       (8,499)
Net income                                                              --          --                --        15,064
                                                                ------------------------------------------------------
BALANCE, MARCH 27, 1998                                          7,649,901          77            30,054        39,106
Exercise of stock options                                          199,465           2               862            --
Compensation expense for restricted stock                               --          --               333            --
Repurchase and retirement of shares of common stock             (1,266,000)        (13)           (4,996)      (13,423)
Utilization of NOLs related to non-qualified stock options              --          --             2,085            --
Net income                                                              --          --                --        12,364
                                                                ------------------------------------------------------
BALANCE, MARCH 26, 1999                                          6,583,366          66            28,338        38,047
Exercise of stock options                                          247,493           3             2,587            --
Repurchase and retirement of shares of common stock               (573,442)         (6)           (2,522)       (7,875)
Utilization of NOLs related to non-qualified stock options              --          --             1,835            --
Net income                                                              --          --                --        10,472
                                                                ------------------------------------------------------
BALANCE, MARCH 31, 2000                                          6,257,417         $63           $30,238       $40,644
                                                                ======================================================


The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow
For each of the three years in the period ended March 31, 2000

                                                                                                          $ in thousands
------------------------------------------------------------------------------------------------------------------------
                                                                                  March 31,     March 26,      March 27,
                                                                                    2000          1999           1998
                                                                                 ---------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                                   $ 10,472      $ 12,364        $ 15,064
     Adjustments to reconcile net income to net
       cash provided by operating activities:
         Depreciation and amortization                                               8,080         7,592           7,533
         Compensation expense for restricted stock                                      --           333           1,257
         In-process engineering charge                                                  --            --             942
         Loss on sale of property and equipment                                        120           282             222
         Gain on issuance of subsidiary stock                                           --           (53)             --
         Minority interest in income (loss) of subsidiary                               34           (29)            (48)
         Changes in assets and liabilities:
               Accounts receivable                                                   2,191         2,785          (3,045)
               Inventories                                                          (2,238)        2,155           3,079
               Other long-term assets                                                  (46)         (152)           (353)
               Accounts payable                                                        (88)        2,221           1,146
               Accrued warranty expenses                                              (442)          320             100
               Accrued income taxes                                                  3,718         1,868             119
               Other long-term liabilities                                          (3,787)          (74)             14
               Other current assets and liabilities, net                             4,154            39             268
                                                                                  --------------------------------------
                  Net cash provided by operating activities                         22,168        29,651          26,298
                                                                                  --------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchase of machinery, equipment, furniture and fixtures                      (13,128)       (6,786)         (6,904)
     Purchase of land                                                                   --            --          (8,100)
     Purchase and construction of buildings and leasehold improvements             (11,957)       (4,233)           (498)
     Acquisition of RJS                                                                 --            --          (2,900)
     Proceeds from disposition of property and equipment                               299           416             194
                                                                                  --------------------------------------
                  Net cash used in investing activities                            (24,786)      (10,603)        (18,208)
                                                                                  --------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from the issuance of short term debt, net of repayment                13,500            --              --
     Repurchase and retirement of common stock                                     (10,403)      (18,432)        (11,408)
     Proceeds from exercise of stock options                                         2,590           864             816
     Proceeds from issuance of subsidiary stock                                         --           167              --
                                                                                  --------------------------------------
                  Net cash provided by (used) in financing activities                5,687       (17,401)        (10,592)
                                                                                  --------------------------------------
Net increase (decrease) in cash and cash equivalents                                 3,069         1,647          (2,502)
Cash and cash equivalents at beginning of year                                      11,911        10,264          12,766
                                                                                  --------------------------------------
Cash and cash equivalents at end of year                                          $ 14,980      $ 11,911        $ 10,264
                                                                                  ======================================

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION:
     Income taxes paid                                                            $  1,299      $  1,187        $    924
     Interest paid                                                                $    310      $     99        $     80

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements
As of March 31, 2000 and March 26, 1999 and for each of the three years in the period ended March 31, 2000

Note (1)  Summary of Significant Accounting Policies

GENERAL

Printronix, Inc. ("the Company") was incorporated in California in 1974 and was reincorporated in Delaware in December 1986. The Company designs, manufactures, and markets medium and high speed printers which support a wide range of computer systems and software platforms. Printronix printers produce "hard copy" through the application of line matrix, laser and thermal technologies. The Company's product line is designed primarily for business and industrial applications, quickly and reliably producing every type of printed computer output, from reports and labels to bar codes. The Company also produces and markets PrintNet(R) Plus, bar code verifiers through its RJS subsidiary, and Intelligent Graphics Printing (IGP(TM)) which resides in the printer, enabling it to produce bar codes, forms, and logos.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

ACCOUNTING PERIOD

The Company utilizes a fifty-two, fifty-three week fiscal year ending on the last Friday of March. Fiscal year 2000 utilized a fifty-three week fiscal year period, while fiscal years 1999 and 1998 utilized a fifty-two week fiscal year period.

CASH EQUIVALENTS

For cash flow reporting purposes, the Company considers all highly liquid temporary cash investments with original maturities of three months or less at the time of purchase to be cash equivalents. The effect of exchange rate changes on cash balances held in foreign currencies was not material for the periods presented.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's consolidated balance sheets include the following financial instruments: cash, accounts receivable and short-term debt. The Company considers the carrying amounts in the financial statements to approximate fair value for cash and accounts receivable because of the relatively short period of time between origination and their expected realization. The carrying value of short-term debt approximates fair value as it bears interest at rates currently available to the Company.

INVENTORIES

Inventories, which include material, labor and overhead costs, are valued at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization of property and equipment are provided using the straight-line method over the following estimated useful lives:

         Machinery and equipment          3 to 15 years
         Furniture and fixtures           3 to 20 years
         Buildings and improvements       30 years
         Leasehold improvements           Lesser of useful life or term of lease

The change in asset lives from prior year is due to the new machinery, equipment, furniture and fixtures acquired during the construction of the new corporate facility, which was completed in October 1999. Lives of previously existing assets remained the same. Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterments to property and equipment are capitalized at cost. When assets are disposed of, the applicable costs and accumulated depreciation and amortization thereon are removed from the accounts and any resulting gain or loss is included in operations. Depreciation expense and amortization was $7.8 million, $7.3 million and $7.5 million for the fiscal 2000, 1999 and 1998, respectively.

INTANGIBLE ASSETS

The Company recorded certain intangible assets of $1.2 million resulting from the purchase of RJS in fiscal 1998. The intangible assets are being amortized over a period of five years using the straight-line basis. Amortization expense of $0.2 million was charged to operations in fiscal 2000 and 1999, and less than $0.1 million in fiscal 1998.

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

ENGINEERING AND DEVELOPMENT

Company-funded engineering and development costs are expensed as incurred. A substantial portion of the engineering and development expense is related to developing new products and making significant improvements to existing products or processes. Expenses included an increase in salary due to an industry shortage of engineers and computer scientists.

ADVERTISING

The Company expenses advertising costs including promotional literature, brochures and trade shows as incurred. Advertising expense was $2.4 million, $1.9 million and $2.1 million for fiscal 2000, 1999 and 1998, respectively.

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

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the use of the asset and liability method for financial accounting and reporting for income taxes, and further prescribes that current and deferred tax balances be determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to reverse.

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

                                                     $ in thousands, except share and per share data

                                                   March 31, 2000    March 26, 1999   March 27, 1998
                                                   -------------------------------------------------
Numerator: Net income                                $   10,472        $   12,364        $   15,064
Denominator for basic net income per share            6,373,158         7,030,683         7,884,024
Basic net income per share                           $     1.64        $     1.76        $     1.91
Effect of dilutive securities:
      Weighted average shares outstanding             6,373,158         7,030,683         7,884,024
      Stock options                                     358,757           212,106           345,255
                                                     ----------        ----------        ----------
Denominator for dilutive net income per share         6,731,915         7,242,789         8,229,279
Diluted net income per share                         $     1.56        $     1.71        $     1.83

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

NEW PRONOUNCEMENTS

For fiscal 2002, the Company will be required to adopt SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The adoption of this pronouncement is not expected to have a material impact on the Company's presentation of financial position or results of operations.

On December 3, 1999, the Securities and Exchange Commission Staff released Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition, to provide guidance on the recognition, presentation and disclosure of revenue in financial statements. SAB No. 101 provides a framework by which to recognize revenue in the financial statements. The Company plans to adopt this SAB in fiscal 2001 and believes that adherence to this SAB will not have a material impact on the Company's financial statements.

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

RECLASSIFICATIONS

Certain amounts for previous fiscal years have been reclassified to conform with the fiscal 2000 presentation.


Note (2) Acquisitions

In January 1998, the Company, through a 91.5% majority-owned subsidiary, acquired the assets, rights to the bar code verification business and the RJS name, and assumed certain liabilities from Eltron by a cash payment of $2.9 million in a business combination accounted for as a purchase. RJS is primarily engaged in bar code verification products. The results of operations of RJS are included in the consolidated financial statements since the date of acquisition. The fair value of assets acquired exceeded the purchase price by $0.9 million based upon appraised values and the excess has been allocated to reduce the value of non current assets acquired. The acquisition also resulted in a $1.2 million intangible asset (See Note 1). Fiscal 1998 results included a one-time charge for in-process engineering expenses of $0.9 million before tax benefit, or $0.6 million after tax. During fiscal 1999, the ownership interest in RJS was reduced to 84.4%, which resulted from the issuance of additional shares of subsidiary stock.


Note (3) New Corporate Facility

In fiscal 1998, the Company purchased land in Irvine, California, for $8.1 million to build a new corporate facility. During the third quarter of fiscal 2000, the Company's new facility was completed and occupied with no interruption to business. The new facility consolidated into one complex, the corporate facility, research and development and U.S. manufacturing operations, which were previously housed in five separate buildings. Capital expenditures related to the construction of the building were $11.3 million in fiscal 2000 and $4.1 million in fiscal 1999. Capital expenditures for equipment and machinery and furniture and fixtures related to the new facility were $0.4 million and $4.8 million, respectively, during fiscal 2000.


Note (4) Bank Borrowings and Debt Arrangements

At March 27, 1998, the Company maintained an unsecured line of credit of $7.5 million with a United States bank. The line of credit agreement generally provided for interest at the prime rate or LIBOR plus 2.0%, contained certain standard financial and non-financial covenants, provided for an annual commitment fee of 0.5% of the unused portion of the line, and was renewable in August of 1998. This line of credit remained in place until February 22, 1999, when the Company entered into a new line of credit agreement for $22.5 million with the same bank. The line of credit agreement generally provides for interest at the prime rate or LIBOR plus 1.375%, contains certain standard financial and non-financial covenants, provides for an annual commitment fee of 0.375% of the unused portion of the line, and is renewable in September of 2002. At the end of fiscal 2000, there was a balance of $13.5 million borrowed against this line of credit. At the end of fiscal 1999, there were no cash borrowings against this line of credit (See Note 10).

At March 31, 2000, one of the Company's foreign subsidiaries maintained unsecured lines of credit with foreign banks of $2.6 million which include a standby Letter of Credit of $1.8 million. These credit facilities are subject to parent guarantees, require payment of certain loan fees, and provide for interest at approximately 0.75% to 1.0% above the bank's cost of raising capital. At the end of fiscal years 2000 and 1999, there were no cash borrowings against these lines of credit.

The weighted average interest rate on borrowings outstanding at year end fiscal 2000 was 7.88%. The total interest cost on the line of credit for fiscal 2000 was $0.3 million.


Note (5) 401(k) Savings, Profit-Sharing and Bonus Plans

Effective January 1, 1985, the Company adopted a 401(k) Savings and Investment Plan (the "401(k) Plan"), for all eligible employees, which is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Internal Revenue Code. All United States employees (including officers, but not outside directors) may contribute from 1% to 17% of compensation per week (subject to certain limitations) on a tax-free basis through a "salary reduction" arrangement. The Company matches employee contributions up to a maximum of 3% of salary or $2,000 per year, whichever is less. Employee contributions are always 100% vested. All Company contributions become fully vested after four full years of employment. Company contributions to the 401(k) Plan were $0.7 million for fiscal 2000 and $0.5 million for fiscal 1999 and 1998.

The Company also maintains a discretionary worldwide profit-sharing plan for qualified employees. Employees who have been with the Company for 90 days of continuous service are eligible to participate in the profit-sharing plan. The Company allocates a percentage of pre-tax profits to a profit-sharing pool which is then distributed to employees pro rata based on quarterly salary. In addition, certain executives are eligible to participate in a bonus plan which is contingent upon achieving specific operating performance targets established by the Board of Directors. Company contributions to these plans were $3.2 million for fiscal 2000, and $3.0 million for fiscal 1999 and 1998.


Note (6) Stock Incentive Plan and Common Share Purchase Rights

STOCK INCENTIVE PLAN

The Company has one stock incentive plan under which options may be granted to purchase shares of its common stock. A total of 1,825,000 shares is authorized for issuance under this plan.

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

The following is a summary of the transactions, including restricted stock, as discussed below, relating to the plan for fiscal 2000, 1999, and 1998.

                                          2000                     1999                     1998
                                        ----------------------------------------------------------
                                        Weighted                 Weighted                 Weighted
                                         Average                 Average                  Average
Common Stock Options                    Exercise                 Exercise                 Exercise
and Restricted Stock          Shares      Price      Shares       Price      Shares        Price
--------------------------------------------------------------------------------------------------
Beginning, outstanding        973,405    $11.66      883,046      $10.35     782,437       $ 9.04
Granted                       288,500     12.76      306,625       11.44     485,525        11.41
Exercised                    (256,493)    10.40     (199,465)       5.42    (358,998)        8.84
Canceled                      (20,637)    11.85      (16,801)      12.79     (25,918)       11.48
                             --------               --------                --------
Ending, outstanding           984,775    $12.30      973,405      $11.66     883,046       $10.35
                             --------               --------                --------
Options exercisable           380,508                413,549                 377,200
                             --------               --------                --------
Weighted average fair
    value of options granted             $ 5.53                   $ 4.62                   $ 8.15

As of March 31, 2000, options to acquire 114,961 shares remained available for grant.

A detail of options outstanding and exercisable as of March 31, 2000, is presented below:


                        Options Outstanding                                  Options Exercisable
---------------------------------------------------------------------      ------------------------
                                               Weighted      Weighted                      Weighted
                                              Remaining       Average                       Average
                Range of         Number     Contractual      Exercise           Number     Exercise
         Exercise Prices    Outstanding   Life in Years         Price      Exercisable        Price
---------------------------------------------------------------------      ------------------------
         $ 11.00 - $11.00       338,849        2.51            $11.00          179,632       $11.00

           11.38 -  11.88       246,425        3.87             11.39            8,600        11.75

           12.00 -  13.50       259,145        2.05             12.32          137,703        12.31

           13.63 -  22.38       140,356        3.18             17.01           54,573        15.47
---------------------------------------------------------------------      ------------------------
         $ 11.00 - $22.38       984,775        2.83            $12.30          380,508       $12.13

Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-based Compensation," the Company's net income and diluted net income per share would have been reduced to the following pro forma amounts for the three fiscal years ended March 31, 2000:

                                                                   $ in thousands, except per share data

                                                        MARCH 31,          MARCH 26,           MARCH 27,
                                                          2000               1999                1998
                                                       ----------         ----------          ----------
    Net income as reported                                $10,472            $12,364             $15,064
    Pro forma                                              $9,028             $9,660             $13,310
    Diluted net income per share as reported                $1.56              $1.71               $1.83
    Pro forma                                               $1.34              $1.33               $1.62

The fair value of each option granted to employees and directors is estimated using the Black-Scholes option-pricing model on the date of grant using the following assumptions: no dividend yield, average volatility of 45% for fiscal

2000, 51% for fiscal 1999 and 54% for fiscal 1998, weighted average risk-free interest rate of approximately 6.0%, 4.8% and 5.8% for fiscal 2000, 1999 and 1998, respectively, and an average expected life of 3.8 years for fiscal 2000,
3.3 years for fiscal 1999 and 3.2 years for fiscal 1998.

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

Effective March 26, 1999, the Company and various of its employees and directors who had purchased restricted stock entered into agreements amending the prior purchase agreements and related promissory notes. Among other things, pursuant to the amendment the shares previously purchased are no longer subject to a right of repurchase by the Company and, by virtue of a no-prepayment provision in the amended promissory note coupled with a pledge of the shares to secure payment of the note, sale of the shares is precluded for a period of at least two years from the amendment date.

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


Note (7) Income Taxes

PROVISION FOR INCOME TAXES

The provision for income taxes for the three fiscal years ended March 31, 2000 consists of the following:

                                                          $ in thousands
                                March 31,       March 26,      March 27,
                                  2000            1999           1998
                                ----------------------------------------
     Current
        Federal                  $ 6,836         $2,549            $ 262
        State                        563            641              538
        Foreign                      380            464              294
     Deferred                     (2,620)          (576)            (308)
                                 ---------------------------------------
     Total                       $ 5,159         $3,078            $ 786
                                 =======================================

COMPONENTS OF INCOME BEFORE TAXES

The components of income before taxes for the three fiscal years ended March 31, 2000 consists of the following:

                                                 $ in thousands
                                     ---------------------------------------
                                     March 31,     March 26,       March 27,
                                       2000          1999            1998
                                     ---------------------------------------
     United States                   $11,329        $ 8,211          $ 9,824
     Foreign                           4,302          7,231            6,026
                                     ---------------------------------------
     Total                           $15,631        $15,442          $15,850
                                     =======================================

Amounts for tax provision and components of income before taxes shown in the two tables above are classified based on location of the taxing authority and not on geographic region.

DEFERRED INCOME TAX PROVISION

The deferred income tax provision for the three fiscal years ended March 31, 2000 consists of the following:

                                                                                   $ in thousands

                                                          March 31,       March 26,       March 27,
                                                            2000            1999            1998
                                                         ------------------------------------------
        Capitalized research and development              $    30         $   (84)        $  (308)
        Tax depreciation under (over) depreciation
            for financial reporting purposes                  563            (306)           (137)
        Inventory costs capitalized for tax and
            expensed for financial reporting                  129            (430)           (210)
        Increase in liability reserves                       (770)           (229)           (670)
        Utilization of net operating
            losses and credits                              1,632           2,424           4,618
        AMT credit carryforward                               519            (147)           (255)
        Valuation reserve                                  (4,723)         (1,804)         (3,346)
                                                          ---------------------------------------
        Total                                             $(2,620)        $  (576)        $  (308)
                                                          =======================================

Deferred income taxes are not provided on the undistributed earnings (which totaled approximately $39.2 million as of March 31, 2000) of the Company's foreign subsidiaries as the Company intends to reinvest these earnings indefinitely outside of the United States. Deferred income taxes result from differences in the timing of reporting income and expenses for financial statement and income tax reporting purposes.

DEFERRED INCOME TAX ASSET

The deferred income tax asset as of March 31, 2000 and March 26, 1999 consists of the following:


                                                               $ in thousands

                                                          March 31,       March 26,
                                                            2000            1999
                                                         --------------------------
        Capitalized research and development              $   362         $   392
        Tax depreciation under (over) depreciation
            for financial reporting purposes                 (139)            424
        Inventory costs capitalized for tax and
            expensed for financial reporting                  967           1,096
        Liability reserves                                  2,431           1,661
        Net operating loss carryforward                        --           1,632
        AMT credit carryforward                               100             619
                                                          -----------------------
        Gross deferred tax asset                            3,721           5,824
        Valuation reserve                                      --          (4,723)
                                                          -----------------------
        Total                                             $ 3,721         $ 1,101
                                                          =======================

At March 31, 2000, the Company had no available net operating loss carryforwards for Federal income tax purposes.

RECONCILIATION OF EFFECTIVE TAX RATE TO STATUTORY FEDERAL TAX RATE OF 35%

Reconciliation of effective tax rate to statutory federal tax rate for the three fiscal years ended March 31, 2000 consists of the following:

                                                                                                   $ in thousands

                                             March 31,               March 26,                 March 27,
                                               2000        %           1999          %           1998        %
                                             --------------------------------------------------------------------
        Provision computed at
            statutory rates                  $ 5,471      35.0       $ 5,395        35.0       $ 5,548      35.0
        State income taxes,
            net of Federal tax benefit           359       2.3           298         1.9           350       2.2
        Rate increase (reductions)
            due to foreign operations
            (including carryback)             (1,126)     (7.2)       (2,067)      (13.4)       (1,852)    (11.6)
        Other                                    455       2.9          (548)       (3.5)       (3,260)    (20.6)
                                             --------------------------------------------------------------------
        Total                                $ 5,159      33.0       $ 3,078        20.0       $   786       5.0
                                             ====================================================================

The Company has a favorable pioneer tax status in Singapore for income generated from the manufacture of new Printronix P5000 Series line matrix products. The pioneer status started in April 1996, lasts for a duration of five years, and is extendible to eight years. The pioneer status mandates that the Company meet certain requirements, including meeting specific levels of capital investment and engineering headcount. Earnings generated there are exempt from tax liability through 2001, extendible to 2004. The aggregate dollar effect of the pioneer status was to reduce foreign taxes by $0.9 million, $1.4 million and $1.8 million for fiscal 2000, 1999 and 1998, respectively. The diluted net income per share effects of this pioneer status was 13 cents, 19 cents and 22 cents for fiscal 2000, 1999 and 1998, respectively.


Note (8) Segment and Customer Data

Printronix operates in one industry segment - the design, manufacture and marketing of medium and high speed printers which support a wide range of computer systems and software platforms. Geographic segment data based upon the principal location of the Company's operations is as follows:

For the three fiscal years ended March 31, 2000:

                                                                                                 $ in thousands

                                      THE       EUROPE, MIDDLE      ASIA
                                   AMERICAS     EAST & AFRICA     PACIFIC       ELIMINATIONS       CONSOLIDATED
                                   ----------------------------------------------------------------------------
March 31, 2000

Revenues:
    Net sales                      $130,759        $40,214        $ 19,267         $      --         $190,240
    Transfers between
       geographic locations           8,723            854          35,077           (44,654)              --
                                   ----------------------------------------------------------------------------
                                   $139,482        $41,068        $ 54,344         $ (44,654)        $190,240

Income from operations             $  8,456        $ 5,281        $  1,622         $      --         $ 15,359
Identifiable assets                $ 66,637        $ 5,391        $ 39,393         $      --         $111,421

March 26, 1999

Revenues:
    Net sales                      $126,439        $39,372        $ 13,891         $      --         $179,702
    Transfers between
       geographic locations           8,636          1,287          36,584           (46,507)              --
                                   ----------------------------------------------------------------------------
                                   $135,075        $40,659        $ 50,475         $ (46,507)        $179,702

Income from operations             $  9,363        $ 4,145        $    980         $      --         $ 14,488
Identifiable assets                $ 46,514        $ 6,057        $ 36,295         $      --         $ 88,866

March 27, 1998

Revenues:
    Net sales                      $118,267        $39,235        $ 12,889         $      --         $170,391
    Transfers between
       geographic locations          10,957          1,949          42,128           (55,034)              --
                                   ----------------------------------------------------------------------------
                                   $129,224        $41,184        $ 55,017         $ (55,034)        $170,391

Income from operations             $  8,264        $ 4,643        $  1,237         $      --         $ 14,144
Identifiable assets                $ 55,260        $13,750        $ 19,849         $      --         $ 88,864


Geographic information is based upon the principal location of the Company's operations and not necessarily on the location of the customers. Transfers between geographic locations are billed at manufacturing costs plus a margin representing a reasonable rate of return for activities performed. Certain operating expenses have been redistributed among geographic regions to reflect a reasonable allocation of operating expenses which support worldwide operations. The Americas' sales included export sales of approximately $25.9 million, $26.2 million and $22.1 million for fiscal 2000, 1999 and 1998, respectively. Export sales are principally to Europe, Canada and Asia.

Sales based on the location of the customers were as follows for fiscal 2000, 1999 and 1998, respectively: The Americas - $109.5 million, $105.2 million and $100.5 million; EMEA - $62.9 million, $61.5 million and $57.9 million; and Asia Pacific - $17.8 million, $13.0 million and $12.0 million.

In fiscal 2000, the Company had two customers, each of which represented a significant percentage of consolidated net sales. Sales to the largest customer, IBM, represented 30% of net sales for fiscal 2000 and 1999, and 28% of net sales for fiscal 1998. Sales to the second largest customer represented 8%, 9% and 10% of net sales for fiscal 2000, 1999 and 1998, respectively. A significant decline in sales to either customer could have an adverse effect on the Company's operations.


Note (9) Commitments and Contingencies

OPERATING LEASES

The Company conducts its foreign operations, Memphis operations and U.S. sales offices using leased facilities under non-cancelable operating leases which expire at various dates from fiscal 2001 through 2006 except the land lease for the Company's building in Singapore which expires in fiscal 2026.

The following is a summary of rental expense of non-cancelable building and equipment operating leases incurred for the three fiscal years ended March 31, 2000:

                                                                       $ in thousands

                                March 31, 2000     March 26, 1999      March 27, 1998
                                -----------------------------------------------------
         Rental expense                 $2,189             $3,048              $2,949

The minimum rental commitments required under existing non-cancelable operating leases are as follows:

                                                                                 $ in thousands

                           2001       2002      2003      2004     2005    Thereafter     Total
                         ----------------------------------------------------------------------
                         $1,496     $1,132      $457      $256     $261      $3,596      $7,198

The minimum rental commitment for the land located at the Singapore manufacturing facility represents $4.1 million of the above $7.2 million commitment under non-cancelable operating leases.

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

Presently, the Board continues to investigate the source of the VOCs and there are currently no further orders outstanding against the Company. As of March 31, 2000 and March 26, 1999, the Company has reserved $0.2 million which is a reasonable estimate to cover further legal fees or any additional expenses related to environmental tests which could be requested by the Board at either site. To date, the Company has incurred only minimal expense in its initial response to the Board's request for information and for environmental testing.

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

LEGAL MATTERS

The Company is involved in various claims and legal matters in the ordinary course of business. The Company does not believe that these matters will have a material adverse effect on the Company's consolidated financial statements.

OTHER CURRENT LIABILITIES

Other current liabilities include reserves for potential tax issues.


Note (10) Subsequent Events (Unaudited)

Subsequent to year end, a total of 28,032 shares of common stock was purchased at fair market value and retired, at a cost of $0.5 million. To date, the Company has repurchased and retired 2,611,638 shares of common stock at a cost of $40.2 million. Future purchases of up to 391,126 shares may be made from time to time at the discretion of management.

The Company implemented a foreign currency hedging program as of April 2000 in order to mitigate currency rate fluctuation exposure related to foreign currency cash inflows. The Company entered into foreign currency forward exchange contracts with maturities from 30 to 180 days. All contracts are with a major financial institution. As of March 31, 2000, the Company did not have any foreign currency forward exchange contracts outstanding. The Company does not use the contracts for speculative or trading purposes.

The Company has increased its credit facility with a United States bank to $27.5 million from $22.5 million. The $27.5 million consists of a $17.5 million seven year mortgage secured by the Company's new corporate facility in Irvine and a $10.0 million three year unsecured line of credit.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
To The Board of Directors and Stockholders of Printronix, Inc.:

We have audited the accompanying consolidated balance sheets of Printronix, Inc. (a Delaware Corporation) and subsidiaries as of March 31, 2000 and March 26, 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Printronix, Inc. and subsidiaries as of March 31, 2000 and March 26, 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Orange County, California
April 28, 2000

Quarterly Data (Unaudited)

                                                           $ in thousands, except share data

FISCAL 2000                          1st quarter    2nd quarter    3rd quarter   4th quarter
                                     -----------    -----------    -----------   -----------
Net sales                              $44,885        $45,279        $51,692       $48,384
Gross profit                           $14,921        $15,015        $17,064       $15,849
Net income                             $ 2,400        $ 2,133        $ 3,422       $ 2,517
Net income per common share
    Basic                              $  0.37        $  0.33        $  0.54       $  0.40
    Diluted                            $  0.36        $  0.32        $  0.51       $  0.38

Stock price
    High                               $ 14.38        $ 19.63        $ 22.88       $ 23.38
    Low                                $ 13.75        $ 14.00        $ 17.00       $  8.13

                                                           $ in thousands, except share data

FISCAL 1999                          1st quarter    2nd quarter    3rd quarter   4th quarter
                                     -----------    -----------    -----------   -----------
Net sales                              $45,703        $41,728        $45,840       $46,431
Gross profit                           $14,764        $13,530        $14,853       $15,753
Net income                             $ 3,304        $ 2,735        $ 3,033       $ 3,292
Net income per common share
    Basic                              $  0.44        $  0.38        $  0.45       $  0.49
    Diluted                            $  0.43        $  0.37        $  0.44       $  0.48

Stock price
    High                               $ 17.00        $ 16.50        $ 14.75       $ 14.88
    Low                                $ 14.25        $ 13.75        $ 11.00       $ 11.00

CORPORATE INFORMATION


BOARD OF DIRECTORS                        CORPORATE OFFICERS

Bruce T. Coleman *                        Robert A. Kleist                          Gordon B. Barrus
Chief Executive Officer,                  President and                             Vice President, Advanced
El Salto Advisors                         Chief Executive Officer                   Development
(Advice & interim CEO services)
                                          Theodore A. Chapman                       Claus Hinge
John R. Dougery *                         Senior Vice President, Engineering        Vice President, European Sales &
Dougery Ventures                          and Chief Technical Officer               Marketing
(Venture capital investments)
                                          C. Victor Fitzsimmons                     Michael K. Jacobs
Chris Whitney Halliwell                   Senior Vice President,                    Vice President, Distribution Sales,
Principal, Chris Halliwell                Worldwide Manufacturing                   Americas
Technology Consulting
(Marketing consulting)                    Ralph Gabai                               Philip Low
                                          Senior Vice President, Marketing          Vice President, Asia Operations
Erwin A. Kelen *
President, Kelen Ventures                 George L. Harwood                         Juli A. Mathews
(Venture investments)                     Senior Vice President,                    Vice President, Human Resources
                                          Finance & IS,                             and Assistant Corporate Secretary
Robert A. Kleist                          Chief Financial Officer and
President and Chief Executive             Corporate Secretary                       Bruce E. Menn
Officer, Printronix, Inc.                                                           Vice President, Customer Support
                                          Richard A. Steele
                                          Senior Vice President, Sales

* member of the Audit Committee


CORPORATE DIRECTORY


Printronix Corporate Offices              Registrar and Transfer Agent              CORPORATE AND INVESTOR INFORMATION
14600 Myford Road                         ChaseMellon Shareholder Services          A copy of Printronix's annual report
P.O. Box 19559                            P.O. Box 3315                             on Form 10-K filed with the Securities
Irvine, California 92623-9559             South Hackensack, New Jersey 07660        and Exchange Commission (SEC) will
Tel:  (714) 368-2300                      Tel: (800) 356-2017 U.S.                  be furnished without charge to any
Fax:  (714) 368-2600                      Tel: (201) 329-8660 International         stockholder.
                                          http://www.chasemellon.com
Legal Counsel                                                                       This publication includes certain
Kirshman, Harris & Branton                Annual Meeting                            forward-looking statements reflecting
A Professional Corporation,               Annual Meeting will be held at            the Company's expectations and
General Counsel                           9:00 a.m., August 22, 2000, at            objectives in the near future.  However,
315 S. Beverly Drive                      Printronix Corporate Offices,             many factors which may affect the
Suite 315                                 located at 14600 Myford Road,             actual results, including market and
Beverly Hills, California 90212           Irvine, California.                       economic conditions, industry
Tel:  (310) 277-2323                                                                competition, and changing regulations,
                                          Printronix Common Stock                   are difficult to predict.  Accordingly,
Independent Auditors                      Traded OTC, NASDAQ, National              there is no assurance that the
Arthur Andersen LLP                       Market System, Stock Symbol:              Company's expectations and objectives
18201 Von Karman Avenue                   PTNX                                      will be realized.  See the detailed
Suite 800                                                                           discussion in the Management's
Irvine, California 92615                  Stockholders                              Discussion and Analysis.
Tel:  (949) 757-3100                      As of March 31, 2000, there were
                                          2,143 record holders of the
                                          Company's Common Stock.

To obtain a copy of the annual report or Form 10-K, contact the Investor Relations Dept. at the Printronix Corporate Office.