Form 10-K405, Exhibit 13
period 2001-03-30
PRINTRONIX INC
filed 2001-06-28
CIK 311505

                                                                      EXHIBIT 13



                       PRINTRONIX INC. 2001 ANNUAL REPORT


ADAPTING TO CHANGE.
FINDING NEW OPPORTUNITIES.

To our stockholders:

What a difference a year makes! As the last fiscal year ended in March 2000, our assessment was that Printronix was in an excellent position to maximize growth potential. Unfortunately, this past fiscal year did not offer that potential, and sales decreased 17% in contrast to a 6% growth in the prior year. Part of this decrease was due to an economic slowdown. Sales have also fallen because user purchases are shifting toward a higher percentage of computer services, and a lower percentage of computer equipment. Printronix has now restructured to meet the opportunity of these market realities. This has resulted in a net loss of 22 cents per share in contrast to a net income of $1.56 in the prior year.

Sales of Printronix products, because of their reputation for reliability and long service, tend to be a leading indicator in an economic slowdown because replacement decisions are easily deferred. This is why Printronix announced decreased sales and initiated restructuring activities at the end of the September quarter. By the end of fiscal 2001, Printronix had completed consolidation of basic printer manufacturing into our most productive location in Singapore, while consolidating manufacturing of key line matrix printer components in Irvine, California. At the same time, we have maintained the capability to configure printers to order for next day shipment from each of our manufacturing facilities in Irvine, Singapore and the Netherlands in support of global markets. Our RJS subsidiary, which supplies verifier instruments and technology, was consolidated into the Irvine facility where we expect to leverage this technology into more advanced solutions for the future. Going forward, these consolidations are designed to make Printronix profitable at a lower level of sales.

During this recent year, we improved stockholders' value by buying back and retiring 412,832 shares of Printronix stock. We finished the year with a strong balance sheet that can support future growth. Printronix today continues to be a solid, reliable company with facilities and structure to support enterprise-wide industrial printing solutions in a global market. In addition, Printronix continues to invest in the future of our two core businesses, line matrix and thermal printers with increasing emphasis on system solutions that make them fit into enterprise networks.

While our long-term core business in line matrix printers suffered a substantial sales decrease during the year, thermal printer sales and market share grew. The new T5000 high performance thermal printer line was expanded with the addition of a four-inch model. Software was also added to expand the T5000's capability to work seamlessly within a broader range of computer applications software. The most advanced line of thermal printers in the market, the T5000 line also features a unique On-line Data Validation feature that guarantees printing of compliant labels, a growing market requirement. The T5000 has the potential to be the product growth engine as it gains share in the growing high-performance segment of thermal printers, which is now almost as large as the industry-wide line matrix market.

Beyond manufacturing restructuring and continued product and solutions development, Printronix also launched strategic initiatives to grow sales in customer services and professional services. Customer services grew through the acquisition and remote management of maintenance contracts, and by providing advanced-exchange spares logistics for many of our market channel partners. Professional services are just getting started by refocusing our internal expertise for networked industrial printing solutions to user system integration requirements. We are finding that Printronix can add user value and work with our channel partners in each of these areas, opening up new areas for growth that are synergistic with sales in our core businesses of line matrix printers and thermal printers.

With these adjustments to new market realities, we still believe that Printronix is in an excellent position to maximize growth potential. We thank our employees, supply chain partners, market channel partners, and satisfied users of Printronix solutions who have enabled us to make this transition. We trust that stockholders will find this transition rewarding.


/s/ ROBERT A. KLEIST

Robert A. Kleist
President and Chief Executive Officer
July 1, 2001

ADAPTING TO CHANGE.
FINDING NEW OPPORTUNITIES.

The high-tech marketplace is constantly changing. While others see change as a risk, Printronix also sees opportunity. We have been keeping a finger on the pulse of the marketplace and adapting successfully for more than 25 years.

Now the face of the marketplace is shifting again. Obviously, there is an economic slowdown. But we also see a steady shift of expenditures towards services and away from computer equipment. We see a major growth opportunity in systems integration, installations, maintenance agreements and other services.

We have risen to the challenge. While Printronix remains financially strong, we've lowered our cost of operating. Most importantly, we've restructured to lay a new foundation. Printronix has become more customer-focused in every area of the company. We're now more than just a printer company. We offer complete solutions in industrial printing including the best printers with the best systems integration and service.

RELIABLE PRINTERS.
COMPLETE SOLUTIONS.

Today, companies want one single source for industrial printing solutions. Printronix is the only manufacturer today that offers three high-end industrial print technologies -- line matrix, thermal and fanfold laser -- all recognized as the industry benchmark for print quality and reliability.

Printronix pioneered line matrix technology, and its latest P5000 line matrix printers are the fastest and most reliable on the market. The Printronix T5000 thermal label printers offer intelligent bar code printing and online data validation for 100% bar code compliance. The L5000 Laserline printers combine laser print quality and speed with the convenience and functionality of fanfold printing. Global printer management solutions and a broad range of hand-held bar code verifiers completes the line of industrial printing solutions.

But technology alone doesn't make our printers the best. It's the customer's experience that makes one printer superior to another. It's the customer's total printing experience that defines the best printing solution. The customer wants to feel confident that their printers will work at maximum potential, whether connected to a small LAN or a large enterprise network. Customers want to know the manufacturer is going to be around for the long term, with state-of-the-art products and solid support. They want more than hardware -- they want a complete solution made as easy as possible. That's where Printronix excels.

At Printronix, our expanding line of solutions provides customers with everything they need for successful industrial printing.

SOFTWARE SOLUTIONS.
TOTAL CONTROL.

GLOBAL CONTROL OVER ALL PRINTING.

Today's enterprises need to manage their global printing remotely. PrintNet(R) Plus allows users to manage any Printronix line matrix, thermal or laser printer from anywhere in the world. Whether an individual printer, groups of printers, or an entire network, the user can change internal configurations, printer settings or data files all from a single desktop. This technology also notifies the user of problems instantly via e-mail and pager, eliminating downtime and lost productivity. PrintNet Plus offers the best network management capabilities available.

COMPATIBILITY BETWEEN PRINTER TECHNOLOGIES.

Companies want simpler solutions for industrial output management printing. Printronix System Architecture (PSA(R)2) is a unique software platform that allows application software portability from line matrix to thermal to laser printers. PSA2 brings complete cross-printer compatibility within the connected enterprise.

SEAMLESS INTEGRATION INTO ERP ENVIRONMENTS.

SAP(TM) R/3(R) is the ERP system of choice for many successful companies. And no other printer company understands SAP R/3 output better than Printronix - we've been using SAP since 1997. As a result, Printronix printers are tightly integrated with SAP R/3 (requiring no middleware) so customers can maximize the return on their SAP system investments.

PERFECT BAR CODES.
100% COMPLIANCE.

ERROR-DETECTING ONLINE VALIDATION.
Compliance labeling is one of the hottest topics in the supply chain today. We are ready to meet the market's needs with our Online Data Validation (ODV(TM)) technology, available only on Printronix thermal printers. Used extensively for retail distribution applications, ODV provides 100% assurance that every bar code printed will scan, eliminating hefty penalties, delayed shipments and lost revenue.

PDF417 BAR CODE VALIDATION.
Automotive supply companies are adapting to meet General Motor's GM 1724 compliance label standard, which includes both linear and PDF417 2-D bar codes. Printronix has added this capability to its field-proven linear bar code validation available on Printronix thermal printers. Operating at full speed, the T5000 thermal printers ensure compliance while running at maximum performance.

HAND-HELD BAR CODE VERIFIER.
Companies must verify bar codes as they print as well as when the bar code moves through the manufacturing and shipping process. This has gained wide acceptance with our automotive customers. The Printronix RJS product line offers a broad range of bar code verifiers to validate bar codes on any printer technology. These online verifiers and hand-held units help ensure the highest level of bar code quality.

CUSTOM SERVICES.
SOLID SUPPORT.

CUSTOM CONFIGURATION AND DIRECT SHIPPING.
Customers want printers configured to their exact specifications, and they need them quickly. Printronix uses global facilities and world-class manufacturing systems to build each printer, configured to the customer's request, on the same day the order is received. No matter how large or small the order, the printers are configured exactly as specified and are shipped to the end-user the next day, saving time and increasing productivity.

SYSTEM INTEGRATION EXPERTISE.
Printronix Professional Services are available to integrate Printronix printers into any enterprise. We offer a wide array of solutions, backed up with extensive integration experience. We can migrate legacy printing applications to new Printronix technology, integrate into SAP R/3 and other ERP environments, and assist in integrating online data validation. We provide consultation, development and training to help customers leverage the full capability of Printronix printers.

SINGLE SOURCE FOR CUSTOMER SUPPORT.
A non-functioning printer equates to loss of money. Our customers want printer problems resolved as quickly as possible. The Printronix Customer Solutions Center is available to solve many technical issues over the phone. In those cases where a hardware problem is diagnosed, a field technician is dispatched immediately and required spare parts are shipped the same day. In short, we keep our customers' downtime to an absolute minimum.

IT ALL ADDS UP TO PRINTRONIX.

Today's Printronix is pioneering complete solutions for industrial printing. We've combined leading-edge technology, reliability, expertise and outstanding service as our unique formula for our future success - and the future success of our customers.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT

SELECTED FINANCIAL DATA


                                                                                     $ in thousands, except share data
----------------------------------------------------------------------------------------------------------------------
Fiscal years ended March                                 2001           2000          1999          1998          1997
                                                    ---------      ---------     ---------     ---------     ---------
RESULTS OF OPERATIONS
Net sales                                           $ 158,091      $ 190,240     $ 179,702     $ 170,391     $ 173,290
Net (loss) income                                   $  (1,335)     $  10,472     $  12,364     $  15,064     $  11,671
Diluted net (loss) income per share                 $   (0.22)     $    1.56     $    1.71     $    1.83     $    1.40
Fully taxed diluted net (loss) income per share     $   (0.22)     $    1.56     $    1.49     $    1.35     $    1.02

SELECTED BALANCE SHEET DATA
Cash, net of short-term debt                        $   5,632      $   1,480     $  11,911     $  10,264     $  12,766
Working capital                                     $  35,287      $  19,366     $  32,899     $  37,008     $  40,247
Total assets                                        $ 108,380      $ 111,560     $  88,866     $  88,864     $  80,653
Stockholders' equity per share                      $   11.22      $   11.34     $   10.09     $    9.05     $    7.91
----------------------------------------------------------------------------------------------------------------------

QUARTERLY DATA

(Unaudited)

                                                   $ in thousands, except share data
------------------------------------------------------------------------------------
FISCAL 2001                     1ST QUARTER  2ND QUARTER   3RD QUARTER   4TH QUARTER
                                -----------  -----------   -----------   -----------
Net sales                        $ 39,721     $ 41,434      $ 40,365      $ 36,571
Gross profit                     $ 11,531     $ 10,378      $ 10,712      $ 10,386
Net income (loss)                $    178     $ (1,231)     $   (395)     $    113
Net income (loss) per share:
   Basic                         $   0.03     $  (0.20)     $  (0.06)     $   0.02
   Diluted                       $   0.03     $  (0.20)     $  (0.06)     $   0.02

Stock price:
   High                          $  20.13     $  13.63      $   9.75      $   7.72
   Low                           $  12.63     $   9.13      $   6.88      $   5.25

FISCAL 2000                     1st quarter  2nd quarter   3rd quarter   4th quarter
                                -----------  -----------   -----------   -----------
Net sales                        $ 44,885     $ 45,279      $ 51,692      $ 48,384
Gross profit                     $ 14,921     $ 15,015      $ 17,064      $ 15,849
Net income                       $  2,400     $  2,133      $  3,422      $  2,517
Net income per share:
   Basic                         $   0.37     $   0.33      $   0.54      $   0.40
   Diluted                       $   0.36     $   0.32      $   0.51      $   0.38

Stock price:
   High                          $  14.38     $  19.63      $  22.88      $  23.38
   Low                           $  13.75     $  14.00      $  17.00      $  18.13
------------------------------------------------------------------------------------

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

OVERVIEW

Founded in 1974, Printronix, Inc. is the leading industry supplier in the design, manufacture and marketing of a full range of line matrix, thermal and fanfold laser printers for business and industrial applications. The Company also designs, manufactures and markets bar code verifiers, both hand-held and on-line units. Printronix printers are designed for use in high-volume applications and in environments that demand high levels of reliability and durability. The products are marketed worldwide through major computer system companies (OEMs), and a network of full service distributors, system integrators, and value added resellers (VARs).

To support its installed base of printers and verifiers, the Company sells consumables, such as ribbons and toner. The Company also sells spare parts and provides other customer services such as repairs and maintenance. The consumable supplies, spare parts and customer services carry a higher gross margin, in general, than the equipment.

The top ten customers represent 54.7%, 57.0% and 58.6% of revenues for fiscal 2001, fiscal 2000 and fiscal 1999, respectively. Loss of this customer base or channel could have a material impact on the Company's future results of operations and cash flow. The top two customers represent 34.6%, 37.6% and 38.5% of revenues for fiscal 2001, fiscal 2000 and fiscal 1999, respectively.

Printronix is headquartered in Irvine, California, with operations in Singapore, Holland and Memphis, Tennessee. Printronix can be accessed on the Internet at www.printronix.com. Printronix common stock is traded on NASDAQ under the symbol PTNX.

Fiscal 2001 was a disappointment. Revenues decreased $32.1 million, or 16.9%, compared with the prior fiscal year, and the fiscal year resulted in a loss of $1.3 million, compared with income of $10.5 million in the prior year. The decrease in revenue is mainly due to lower sales across all regions and all product lines, except the thermal product line, and partly due to one additional week in the prior fiscal year. The Company attributes the decrease in revenue to the general downturn in the worldwide economy, which is resulting in lower spending on computer systems. Printronix printers are used in manufacturing and business applications and have a long life, which allows users to delay programs to upgrade these printers in times of economic uncertainty. The Company believes the slowdown in plant expansions and the announcement of plant closures are contributing factors to the slow sales it has experienced. During fiscal year 2001, the Company announced and completed various restructuring efforts, which were designed to improve manufacturing efficiencies worldwide at a lower level of sales. The majority of the loss from operations for the fiscal year was due to the restructuring costs. During the later part of the fourth quarter, the Company began to see improved margins as a result of the restructuring efforts.

The Company's focus during the fiscal year has been to complete its restructuring plans, control costs, and develop future revenue opportunities by expanding the Major Accounts Marketing and Development program, and by expanding customer services. The Company also continues to pursue thermal printing solutions including the unique capability of Online Data Validation (ODV(TM)).

FORWARD-LOOKING STATEMENTS

Except for historical information, the Annual Report and Form 10-K contain "forward-looking statements" about Printronix, within the meaning of the Private Securities Reform Act of 1995. Terms such as "objectives," "believes," "expects," "plans," "intends," "estimates," "anticipates," "forecasts," "projections," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially, including: adverse business conditions and a failure to achieve growth in the computer industry and in the economy in general; the ability of the Company to achieve growth in the Asia Pacific market; adverse political and economic events in the Company's markets; a worsening of the global economy; ability of the Company to hold or increase market share with respect to line matrix printers; the ability of the Company to successfully compete against entrenched competition in the thermal printer market; the ability of the Company to attract and retain key personnel; the ability of the Company's customers to achieve their sales projections, upon which the Company has in part based its sales and marketing plans; the ability of the Company to retain its customer base and channel; the continued availability of an uninterrupted energy supply;and the ability of the Company to continue to develop and market new and innovative products superior to those of the competition and to keep pace with technological change. The Company does not undertake to publicly update or revise any of its forward-looking statements even if experience or future changes show that the indicated results or events will not be realized.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


RESULTS OF OPERATIONS

NET SALES

Revenues for the current fifty-two week fiscal year were $158.1 million, a decrease of $32.1 million, or 16.9%, compared with the prior fifty-three week fiscal year. The decrease is mainly due to lower sales across all regions and all product lines, except the thermal product line, which was up 122.1%, and partly due to one additional week in the prior fiscal year. The Company attributes the lower revenues to the downturn in the worldwide economy which is resulting in lower spending on computer systems. Printronix printers have a long life, which allows users to delay programs to upgrade their printers in times of economic uncertainty. The Company believes the slowdown in plant expansions and the announcement of plant closures are contributing factors to the lower sales. The Company was also impacted by lower sales to its major customer. Lower worldwide sales of line matrix products to the Company's largest customer accounted for approximately half of the revenue downturn.

Americas sales were $93.0 million, down $16.5 million, or 15.0%, from a year ago. Americas distribution sales decreased 10.7% to $50.3 million. Americas OEM sales decreased 19.6% to $42.7 million, mostly due to a decrease in sales to the Company's largest customer. Europe, Middle East and Africa (EMEA) sales decreased $13.2 million, or 20.9%, to $49.8 million, primarily due to a drop in the line matrix business to the Company's largest customer. EMEA OEM sales were $24.8 million, down from $35.2 million a year ago. EMEA distribution sales were $25.0 million, down from $27.7 million a year ago. Asia Pacific sales decreased $2.5 million, or 14.1%, from a year ago to $15.3 million, mostly as a result of lower sales into India and China.

Line matrix sales for fiscal year 2001 were $122.7 million, a decrease of 21.3% from the prior fiscal year, primarily due to the drop in OEM sales. Line matrix revenue was 77.6% of total fiscal year 2001 revenue versus 81.9% in the prior year. Laser sales totaled $19.7 million, down 16.0% from the prior year. Laser revenue was 12.4% of total fiscal year 2001 revenue, almost unchanged from the prior year. Thermal sales were $13.2 million, up 122.1% over the prior fiscal year due to the new T5000 product line, which was launched late in the third quarter of fiscal 2000. Thermal sales were 8.4% of total revenue compared with 3.1% in the prior year.

Bar code verification products were $2.5 million, or 1.6% of current fiscal year sales, compared with $5.1 million, or 2.7%, in the prior fiscal year. The prior year revenue benefited from a large one time order from the United States Postal Service.

Sales of recurring items such as Spares, Consumables and Customer Services were $51.6 million, down 7.8% from the prior year. The primary reason for the revenue decrease was the impact the Advanced Exchange Program had on Spares. The Advanced Exchange program minimizes the inventory level of spares required by the distributors and OEMs which provide maintenance on printers. The sale of Advanced Exchange parts has begun to grow but has not offset the lower Spares revenue. The Company acquired a portfolio of maintenance contracts during the fiscal year to augment its previously owned maintenance contract base. While the maintenance contracts are less than one percent of revenue, they are an area of emphasis and future growth for the Company and increased 39.2% over the prior fiscal year.

Sales to the largest customer, IBM, represented 26.1% of total sales for the year, compared with 30.0% a year ago, and were lower largely due to a reorganization by that company. Sales to the second largest customer represented 8.5% of total sales for the year, compared with 7.6% last year.

For the fiscal year ended March 30, 2001, sales by channel were 44.0% OEM and 56.0% distribution compared with 46.4% OEM and 53.6% distribution for the prior fiscal year. Revenue from domestic customers was 54.9% and 52.4% of total revenue, while revenue from international customers was 45.1% and 47.6% of total revenue for fiscal years 2001 and 2000, respectively.

Fiscal 2000 revenue of $190.2 million increased $10.5 million, or 5.9%, compared with fiscal 1999. The increase was the result of strong distribution sales in the Americas and Asia Pacific, and sales of bar code verification products. Americas distribution sales increased 9.3% to $56.3 million due to channel expansion. Americas OEM sales decreased 1.0% to $53.2 million, due to acquisition-related activity and internal reorganization by some OEM customers. Sales to Asia Pacific were $17.8 million, an increase of 36.7% compared with fiscal 1999, mainly due to sales in the ASEAN countries relating to the return to economic growth in that region. EMEA sales increased 2.4% to $62.9 million compared with fiscal 1999. Line matrix sales were $155.8 million in fiscal 2000, an increase of 3.8% compared with fiscal 1999. Thermal sales were $5.9 million in fiscal 2000, an increase of 32.2% over fiscal 1999, due to the launch in late fiscal 2000 of the T5000 printers. Laser sales were $23.4 million in fiscal 2000, an increase of 5.4% over fiscal 1999. Sales by RJS in fiscal 2000 increased 72.7% compared with fiscal 1999, due to a large order from the U.S. Postal Service. Sales by channel were unchanged at 46.4% OEM and 53.6% distribution for fiscal 2000 compared with 46.0% OEM and 54.0% distribution for fiscal 1999. Sales to the largest customer, IBM, represented 29.8% of total sales for fiscal 1999. Sales to the second largest customer represented 8.7% of total sales for fiscal 1999. Revenue from domestic customers was 54.1% of total revenue, while revenue from international customers was 45.9% of total revenue for fiscal 1999.

GROSS PROFIT

Gross profit as a percentage of sales was 27.2% in fiscal 2001 compared with 33.0% and 32.8% in fiscal 2000 and 1999, respectively. The decrease in gross profit percentage in fiscal 2001 was due to lower sales volume, unfavorable product mix, the introduction of the 4" thermal product, and the ramp up of thermal printer production that was based on high cost soft tooling. During the fourth quarter of fiscal 2001, gross margin improved as the Company realized lower product costs resulting from the manufacturing restructuring activities. The gross margin increase in fiscal 2000 was the result of higher volumes, manufacturing efficiencies and cost reductions on the P5000 Series line matrix printers, partially offset by start up costs for the new T5000 thermal product line and unfavorable product mix.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


OPERATING EXPENSES

Operating expenses, excluding restructuring charges, consist of engineering and development, sales and marketing, and general and administrative costs. Operating expenses, excluding restructuring charges, for fiscal 2001 were $43.2 million compared with $47.5 million and $44.4 million for fiscal 2000 and 1999, respectively.

The Company believes it is critical to continue to invest in R&D to ensure technology leadership in line matrix and thermal printing. Engineering expenses consist mostly of labor and test materials. In fiscal 2001, engineering expenditures were made to complete the T5000 thermal product line by bringing to market the 4" thermal printer. In addition, expenditures were made to enhance the line matrix product family with a faster printer, which is scheduled for release in the upcoming fiscal year. The Company also enhanced its market leading printer management networking solutions and bar code verification solutions.

In fiscal 2001, the Company spent $16.7 million on engineering and development, compared with $19.3 million in fiscal 2000 and $18.1 million for fiscal 1999. The decrease in fiscal 2001 is mostly due to lower development costs for the T5000 product line. As a percentage of sales, engineering and development expenses increased slightly to 10.6% from 10.1% in fiscal 2000 and fiscal 1999. In fiscal 2000, engineering expenditures were made to develop and bring new products to market, including the new Printronix designed and manufactured T5000 thermal printer, Online Data Validation (ODV(TM)) capability that ensures all bar codes are scannable, and expanded network management capabilities to all three printing technologies.

Sales and marketing expenses decreased to $18.0 million, compared with $18.7 million for fiscal 2000 and $16.7 million for fiscal 1999. The decrease in fiscal 2001 is due mostly to lower commissions, lower labor costs, and lower travel expenses. As a percentage of sales, sales and marketing expenses increased to 11.4% from 9.8% in fiscal 2000 and 9.3% for fiscal 1999. The increase in expenses from fiscal 1999 to fiscal 2000 is largely due to expansion of distribution channels, implementing new sales and marketing programs, increasing the number of regional sales offices, and higher travel costs as a result of the Company's Major Accounts Marketing and Development program and rollout of the new T5000 thermal product line. During fiscal 1999, the Company established a separate marketing organization to increase its marketing capabilities and develop worldwide marketing programs to enable sales growth of existing products as well as those under development. These programs have continued through fiscal 2000 and 2001.

General and administrative spending decreased to $8.4 million in fiscal 2001 compared with $9.4 million for fiscal 2000 and $9.6 million for fiscal 1999. General and administrative expenses decreased in fiscal 2001 due to lower labor costs. For fiscal 2000, general and administrative spending decreased due to lower bad debt reserves, lower labor costs and reduced consulting fees. As a percentage of sales, general and administrative expenses remained relatively flat at 5.3% in fiscal 2001, 5.0% in fiscal 2000 and 5.3% in fiscal 1999.

Domestic energy costs are not significant for the Company as a whole. During fiscal 2001, domestic energy requirements were reduced when certain manufacturing processes were relocated to the Company's Singapore facilities as part of the fiscal 2001 restructuring activities. The Company has also implemented certain energy conservation programs within the Irvine facility that are designed to further reduce domestic energy requirements. In order to provide uninterrupted power availability during times of limited energy supplies, the Company has leased a back-up electrical generating system, which is maintained at the Company's Irvine facility.

RESTRUCTURING CHARGES

Operating expenses for fiscal 2001 included restructuring charges of $1.8 million ($0.9 million net of tax or $0.16 per diluted share) to restructure certain line matrix, thermal and verifier manufacturing, and support operations. The restructuring was initiated to reduce production costs by relocating certain line matrix and thermal manufacturing processes to the Company's Singapore facilities and by consolidating the manufacture of critical line matrix components into the Irvine facility. In addition, configuration activities for printers for the domestic market were consolidated into the Irvine facility from the Memphis facility, and the bar code verifier operations were relocated to the Irvine facility. The restructuring included the planned elimination of approximately 77 positions, or approximately an 8% headcount reduction. The Company essentially completed all the announced restructuring activities during the fourth quarter of fiscal 2001. The Company expects to realize the benefits of the restructuring through improved gross margins. The Company began to realize the benefits of the restructuring in the fourth quarter of fiscal 2001.

OTHER INCOME AND EXPENSES

Foreign currency transaction and remeasurement gains were $0.5 million in fiscal 2001 compared with gains of $0.4 million in fiscal 2000 and gains of $0.1 million in fiscal 1999. Foreign currency transaction and remeasurement gains were due to strengthening of the United States dollar against the Singapore dollar and various European foreign currencies.

Interest and other income, net, decreased $1.1 million in fiscal 2001 compared with fiscal 2000 due to interest expense on the Company's line of credit and long-term borrowings. Interest and other income, net, decreased $0.8 million in fiscal 2000 compared with fiscal 1999 due to lower average cash balances during the year and interest expense on the Company's line of credit borrowings.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


INCOME TAXES

The Company's effective tax rate was 33% for fiscal 2000. The effective tax rate for fiscal year 2001 was a benefit of 48%, primarily as a result of domestic operating losses and a shift in the geographic composition of pre-tax earnings to entities which operate with lower tax rates. The provision for taxes includes certain state and foreign taxes. The Company expects the effective rate for the upcoming fiscal year to be 20%. Prior to fiscal year 1999, the Company had net operating loss carryforwards for federal income tax purposes and had been paying minimal income taxes. These carryforwards were fully utilized during fiscal 1999 and the effective tax rate for that year was 20%.

LIQUIDITY AND CAPITAL RESOURCES

The primary source of liquidity for the Company has historically been cash generated from operations. However, in fiscal 2000, the Company supplemented cash generated from operations by borrowing on its line of credit to fund the construction of its Irvine facility. Cash and cash equivalents decreased from $15.0 million in fiscal 2000 to $9.8 million in fiscal 2001. Income from operations was a loss of $1.9 million in fiscal 2001, compared with income of $15.4 million and $14.5 million in fiscal 2000 and fiscal 1999, respectively. The loss from operations in fiscal 2001 is due to lower revenues, lower gross margins, and the restructuring charges, somewhat offset by lower operating expenses. The Company used $1.7 million to fund operations during the fiscal year, principally due to changes in inventories and accounts payable. Several reasons caused the inventory levels to increase over the prior year. The Company's restructuring plans have centralized manufacturing in the Singapore plant, which results in higher levels of in-transit inventory than in the past. The Company also now manufactures line matrix ribbons in China, which were previously purchased from a U.S. supplier, which owned the inventory and direct shipped product to the Company's customers. By manufacturing the ribbons, the Company is enjoying higher gross margins, but is required to carry inventory. The Company also carries more inventory than the prior year to meet the demand for the T5000 thermal printer, which was launched in late fiscal 2000. Lastly, the Company temporarily carried higher inventory levels as it worked through the various manufacturing restructuring activities. Accounts payable decreased from the prior year based in part on the lower sales levels, but also due to not purchasing as much inventory after the transition and restructuring activities. The remaining major uses of funds were net repayments on the line of credit totaling $10.0 million, the repurchase of Printronix common stock totaling $3.9 million, and capital expenditures of $6.9 million. The major source of funds other than operations was the borrowing of $17.5 million secured by the Company's Irvine facility, the proceeds of which were used to pay the $13.5 million line of credit borrowing (See Note 4).

On May 1, 2000, the Company increased its credit facility with a United States bank to $27.5 million from $22.5 million. The $27.5 million consists of a $17.5 million, seven-year note secured by the Company's new Irvine facility and a $10.0 million three-year unsecured line of credit. The Company ended the fiscal year with long-term debt of $16.3 million. Short-term debt at the end of the fiscal year was $4.2 million, which included borrowings of $3.5 million against the line of credit and $0.7 million repayment on the $17.5 million secured note due within one year (See Note 4).

At the end of fiscal 2001, the Company continued to reserve $0.2 million for an environmental issue associated with the closing down of the Company's Irvine hammerbank factory in fiscal 1994 (See Note 10).

With the completion of the T5000 product line, the Company expects its capital expenditures in the upcoming fiscal year to be lower than the current fiscal year.

Subsequent to year end, the Company repaid the line of credit borrowings as scheduled and on June 15, 2001 cancelled its $10.0 million unsecured line of credit (See Note 11). The Company believes that its internally-generated funds will adequately provide for working capital requirements, capital expenditures and engineering and development needs through fiscal year 2002.

MARKET RISK

The United States dollar is the functional currency for all of the Company's foreign subsidiaries. Certain transactions are booked in various foreign currencies, which may result in transaction gains or losses when the transactions are completed. In addition, for these subsidiaries, the assets and liabilities have been remeasured at the end of the period exchange rates, except inventories and property and equipment which have been remeasured at historical rates. The statements of operations have been remeasured at average rates of exchange for the period, except cost of sales and depreciation which have been remeasured at historical rates. The Company's Singapore and European operations may be impacted by foreign currency fluctuations. The Company is not aware of any significant risks with respect to its foreign business other than those inherent in the competitive nature of the business and fluctuations in foreign currency exchange rates. Foreign currency transaction and remeasurement gains were $0.5 million, $0.4 million and $0.1 million in fiscal 2001, 2000 and 1999, respectively.

The Company implemented a foreign currency hedging program as of April 2000 in order to mitigate currency rate fluctuation exposure related to foreign currency cash inflows. The Company entered into foreign currency forward exchange contracts with maturities from 30 to 180 days. All contracts are with a major financial institution. As of March 30, 2001, the Company had $1.1 million foreign currency forward exchange contracts outstanding. The Company does not use the contracts for speculative or trading purposes. Gains and losses under these contracts were immaterial for the fiscal year.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


The Company has financial instruments that are subject to interest rate risk, principally debt obligations and short-term cash investments. Short-term borrowings are at variable rates for periods that generally do not exceed 90 days. During fiscal 2001, the weighted average interest rate on short-term borrowings averaged 7.9%. Long-term borrowings, consisting of the note secured by the Company's Irvine facility, are at variable rates based on London Interbank Offered Rate ("LIBOR") rates, and are reset not more than annually at the Company's discretion. The interest rate on the note was 8.0% as of March 30, 2001. During fiscal year 2001, the weighted average interest rate on the note was 8.2%. If interest rates were to change by 10% (79 basis points on short-term debt and 82 basis points on the note), the impact on earnings and cash flow in the Company's fiscal 2001 would not be material. Due to the short duration of the Company's cash investments, an interest rate change of 10% would not have a material impact on the Company's results or cash flow.

SUPPLEMENTAL INFORMATION

Fiscal year 2001 utilized a fifty-two week fiscal year period, while fiscal year 2000 utilized a fifty-three week fiscal year period, and fiscal year 1999 utilized a fifty-two week fiscal year period.

During fiscal 2001, the Company adopted Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. Adherence to this SAB did not have a material impact on the Company's financial statements.

In September 2000, the Financial Accounting Standards Board's ("FASB's") Emerging Issues Task Force ("EITF") released its discussion on EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." The consensus guidance was adopted by the Company in the fourth quarter of fiscal year 2001, with no material impact on the Company's financial statements.

For fiscal 2002, the Company will be required to adopt Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138. The adoption of these pronouncements is not expected to have a material impact on the Company's financial position or results of operations.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


                           CONSOLIDATED BALANCE SHEETS

                                                                       $ in thousands, except share and per share data
----------------------------------------------------------------------------------------------------------------------
For each of the three fiscal years in the period ended March 30, 2001                 MARCH 30, 2001    March 31, 2000
                                                                                      --------------    --------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                            $   9,832         $  14,980
   Accounts receivable, net of allowance for doubtful accounts of $2,154
     in 2001 and $2,434 in 2000                                                            20,932            21,763
   Inventories:
     Raw materials, subassemblies and work in process                                      19,875            15,959
     Finished goods                                                                           828             1,732
                                                                                        ---------         ---------
          Total inventory                                                                  20,703            17,691
   Prepaid expenses                                                                         1,505             1,231
   Other current assets                                                                     2,412                --
   Deferred income tax assets                                                               4,585             3,860
                                                                                        ---------         ---------
TOTAL CURRENT ASSETS                                                                       59,969            59,525
                                                                                        ---------         ---------

Property, plant and equipment, at cost:
   Machinery and equipment                                                                 29,066            29,187
   Furniture and fixtures                                                                  26,620            25,374
   Land                                                                                     8,100             8,100
   Buildings and improvements                                                              22,794            22,689
   Leasehold improvements                                                                     812             1,189
                                                                                        ---------         ---------
                                                                                           87,392            86,539
     Less: Accumulated depreciation and amortization                                      (39,704)          (35,472)
                                                                                        ---------         ---------
                 Property, plant and equipment, net                                        47,688            51,067
Intangible assets, net of accumulated amortization of $820 in 2001 and $536 in 2000           549               663
Other assets                                                                                  174               305
                                                                                        ---------         ---------
TOTAL ASSETS                                                                            $ 108,380         $ 111,560
                                                                                        =========         =========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
   Short-term debt                                                                      $   4,200         $  13,500
   Accounts payable                                                                         7,525            12,121
   Accrued liabilities:
     Payroll and employee benefits                                                          4,290             5,321
     Warranty                                                                               1,554             1,559
     Other                                                                                  6,648             4,958
     Income taxes                                                                             251             2,486
     Environmental                                                                            214               214
                                                                                        ---------         ---------
TOTAL CURRENT LIABILITIES                                                                  24,682            40,159
                                                                                        ---------         ---------

Long-term debt, net of current portion                                                     16,275                --
Deferred revenue, net of current portion                                                      130                --
Deferred income tax liabilities                                                             1,042               139
Minority interest in subsidiary                                                                --               317

Commitments and contingencies (See Note 10)

Stockholders' equity:
   Common stock, $0.01 par value
     (Authorized 30,000,000 shares; issued and outstanding 5,906,839 in 2001
     and 6,257,417 shares in 2000)                                                             59                63
   Additional paid-in capital                                                              28,792            30,238
   Retained earnings                                                                       37,400            40,644
                                                                                        ---------         ---------
Total stockholders' equity                                                                 66,251            70,945
                                                                                        ---------         ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                              $ 108,380         $ 111,560
                                                                                        =========         =========

--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT

                        CONSOLIDATED STATEMENTS OF INCOME

                                                                                 $ in thousands, except share and per share data
--------------------------------------------------------------------------------------------------------------------------------
For each of the three fiscal years in the
period ended March 30, 2001                       MARCH 30, 2001         %   March 31, 2000         %   March 26, 1999         %
                                                  --------------      ----   --------------      ----   --------------      ----
Net sales                                            $   158,091                $   190,240                $   179,702
Cost of sales                                            115,084                    127,391                    120,802
                                                     -----------      ----      -----------      ----      -----------      ----
Gross profit                                              43,007      27.2%          62,849      33.0%          58,900      32.8%
                                                     -----------      ----      -----------      ----      -----------      ----
Operating expenses:
   Engineering and development                            16,704      10.6%          19,307      10.1%          18,092      10.1%
   Sales and marketing                                    18,035      11.4%          18,746       9.8%          16,736       9.3%
   General and administrative                              8,427       5.3%           9,437       5.0%           9,584       5.3%
   Restructuring charges                                   1,768       1.1%              --       0.0%              --       0.0%
                                                     -----------      ----      -----------      ----      -----------      ----
Total operating expenses                                  44,934      28.4%          47,490      24.9%          44,412      24.7%
                                                     -----------      ----      -----------      ----      -----------      ----
(Loss) income from operations                             (1,927)     -1.2%          15,359       8.1%          14,488       8.1%
Foreign currency gains (losses), net                         454                        361                        146
Interest and other (expense) income, net                  (1,169)                       (55)                       726
Gain on issuance of subsidiary stock                          --                         --                         53
                                                     -----------      ----      -----------      ----      -----------      ----
(Loss) income before taxes and minority interest          (2,642)     -1.7%          15,665       8.2%          15,413       8.6%
(Benefit) provision for income taxes                      (1,233)                     5,159                      3,078
Minority interest in (loss) income of subsidiary             (74)                        34                        (29)
                                                     -----------      ----      -----------      ----      -----------      ----
NET (LOSS) INCOME                                    $    (1,335)     -0.8%     $    10,472       5.5%     $    12,364       6.9%
                                                     ===========      ====      ===========      ====      ===========      ====

Net (loss) income per share:
   Basic                                             $     (0.22)               $      1.64                $      1.76
   Diluted                                           $     (0.22)               $      1.56                $      1.71

Weighted average number of shares outstanding:
   Basic                                               6,114,058                  6,373,158                  7,030,683
   Diluted                                             6,114,058                  6,731,915                  7,242,789

--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                           $ in thousands, except share data
----------------------------------------------------------------------------------------------------------------------------
                                                                     Common Stock
For each of the three fiscal years in the period               --------------------------
ended March 30, 2001                                           Number of                         Additional        Retained
                                                                 Shares          Amount        Paid-in Capital     Earnings
                                                               ----------      ----------      ---------------    ----------
BALANCE, MARCH 27, 1998                                         7,649,901      $       77         $   30,054      $   39,106
Exercise of stock options                                         199,465               2                862              --
Compensation expense for restricted stock                              --              --                333              --
Repurchase and retirement of shares of common stock            (1,266,000)            (13)            (4,996)        (13,423)
Utilization of NOLs related to non-qualified stock options             --              --              2,085              --
Net income                                                             --              --                 --          12,364
                                                               ----------      ----------         ----------      ----------

BALANCE, MARCH 26, 1999                                         6,583,366              66             28,338          38,047
Exercise of stock options                                         247,493               3              2,587              --
Repurchase and retirement of shares of common stock              (573,442)             (6)            (2,522)         (7,875)
Utilization of NOLs related to non-qualified stock options             --              --              1,835              --
Net income                                                             --              --                 --          10,472
                                                               ----------      ----------         ----------      ----------

BALANCE, MARCH 31, 2000                                         6,257,417              63             30,238          40,644
Exercise of stock options                                          16,830              --                238              --
Repurchase and retirement of shares of common stock              (412,832)             (4)            (2,019)         (1,909)
Stock issued to buy out minority shareholders                      45,424              --                335              --
Net loss                                                               --              --                 --          (1,335)
                                                               ----------      ----------         ----------      ----------

BALANCE, MARCH 30, 2001                                         5,906,839      $       59         $   28,792      $   37,400
                                                               ==========      ==========         ==========      ==========


--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                 $ in thousands
---------------------------------------------------------------------------------------------------------------
For each of the three fiscal years in the period ended                   MARCH 30,     March 31,     March 26,
March 30, 2001                                                             2001          2000          1999
                                                                        -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income                                                        $ (1,335)     $ 10,472      $ 12,364
Adjustments to reconcile net (loss) income to net
   cash (used in) provided by operating activities:
      Depreciation and amortization                                         9,032         8,080         7,592
      Provision for losses on accounts receivable                             464           359           729
      Deferred income tax provision (benefit)                                 178        (2,620)         (576)
      Compensation expense for restricted stock                                --            --           333
      Loss on disposal of property and equipment                              691           120           282
      Loss on disposal due to restructuring                                   675            --            --
      Gain on issuance of subsidiary stock                                     --            --           (53)
      Minority interest in (loss) income of subsidiary                        (74)           34           (29)
      Changes in assets and liabilities:
        Accounts receivable                                                   367         1,832         2,056
        Inventories                                                        (3,012)       (2,238)        2,155
        Other assets                                                       (2,633)        2,492          (453)
        Accounts payable                                                   (4,596)          (88)        2,221
        Payroll and employee benefits                                      (1,031)          790           (59)
        Accrued income taxes                                               (2,235)        3,718         1,868
        Other liabilities                                                   1,810          (783)        1,221
                                                                         --------      --------      --------
           Net cash (used in) provided by operating activities             (1,699)       22,168        29,651
                                                                         --------      --------      --------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of machinery, equipment, furniture and fixtures                (6,930)      (13,128)       (6,786)
   Purchase and construction of buildings and leasehold improvements           --       (11,957)       (4,233)
   Proceeds from disposition of property and equipment                        196           299           416
                                                                         --------      --------      --------
           Net cash used in investing activities                           (6,734)      (24,786)      (10,603)
                                                                         --------      --------      --------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from the issuance of long-term note                            17,500            --            --
   Payments made on long-term note                                           (525)           --            --
   (Payments) borrowings on line of credit                                (10,000)       13,500            --
   Repurchase and retirement of common stock                               (3,928)      (10,403)      (18,432)
   Proceeds from exercise of stock options                                    238         2,590           864
   Proceeds from issuance of subsidiary stock                                  --            --           167
                                                                         --------      --------      --------
           Net cash provided by (used in) financing activities              3,285         5,687       (17,401)
                                                                         --------      --------      --------
Net (decrease) increase in cash and cash equivalents                       (5,148)        3,069         1,647
Cash and cash equivalents at beginning of year                             14,980        11,911        10,264
                                                                         --------      --------      --------
Cash and cash equivalents at end of year                                 $  9,832      $ 14,980      $ 11,911
                                                                         ========      ========      ========

SUPPLEMENTARY DISCLOSURES OF CASH FLOW INFORMATION:
   Income taxes paid                                                     $  3,797      $  1,299      $  1,187
   Interest paid                                                         $  1,570      $    310      $     99

NON-CASH OPERATING, INVESTING AND FINANCING ACTIVITIES RELATED
TO BUYOUT OF MINORITY SHAREHOLDERS:
   Goodwill generated upon buyout of minority shareholders               $    (93)           --            --
   Buyout of minority interest shareholders                              $   (242)           --            --
   Stock issued to buyout minority shareholders                          $    335            --            --


--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of March 30, 2001 and March 31, 2000 and for each of the three fiscal years in the period ended March 30, 2001

NOTE 1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

GENERAL

Printronix, Inc. ("the Company"), incorporated in California in 1974, was reincorporated in Delaware in December 1986. The Company designs, manufactures, and markets medium and high-speed printers, which function on a wide range of computer systems and software platforms. Printronix printers produce "hard copy" through the application of line matrix, laser and thermal technologies. Known for reliability, the Company's product line is designed primarily for business and industrial applications, producing every type of printed computer output, from reports, multi-part forms and labels to bar codes. The Company also produces and markets a PrintNet(R) Plus network management system for its printers, an on-line data validation product for its thermal printers, Intelligent Graphics Printing (IGP(R)) which enables graphic output across its multiple printing technologies, and bar code verification products.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. All intercompany accounts and transactions have been eliminated. Minority interest is presented separately in the income statements and balance sheets.

ACCOUNTING PERIOD

The Company utilizes a fifty-two, fifty-three week fiscal year ending on the last Friday of March. Fiscal year 2001 utilized a fifty-two week fiscal year period, while fiscal year 2000 utilized a fifty-three week fiscal year period and fiscal year 1999 utilized a fifty-two week fiscal year period.

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with original maturities of three months or less at the time of purchase to be cash equivalents. The effect of exchange rate changes on cash balances held in foreign currencies was not material for the periods presented.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's consolidated balance sheets include the following financial instruments: cash, accounts receivable, short-term debt and long-term debt. The Company considers the carrying amounts in the financial statements to approximate fair value for cash and accounts receivable because of the relatively short period of time between origination and their expected realization. The carrying value of short-term and long-term debt approximates fair value as they bear interest at current market rates.

INVENTORIES

Inventories, which include material, labor and overhead costs, are valued at the lower of cost (first-in, first-out method) or market.

PROPERTY, PLANT AND EQUIPMENT

Depreciation and amortization of property, plant and equipment are provided using the straight-line method over the following estimated useful lives:

     Machinery and equipment            3 to 15 years
     Furniture and fixtures             3 to 20 years
     Buildings and improvements         30 years
     Leasehold improvements             Lesser of useful life or term of lease

Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterments to property, plant and equipment are capitalized at cost. When assets are disposed of, the applicable costs and accumulated depreciation and amortization thereon are removed from the accounts and any resulting gain or loss is included in operations. Depreciation and amortization expense was $8.7 million, $7.8 million and $7.3 million for fiscal 2001, 2000 and 1999, respectively.

INTANGIBLE ASSETS

During fiscal 1998, the Company recorded certain intangible assets of $1.2 million resulting from the purchase of its subsidiary, RJS. The intangible assets are being amortized over a period of five years using the straight-line method. During fiscal 2001, the Company purchased the remaining outstanding shares of RJS, and recorded an additional $0.1 million of intangible assets, which is being amortized over the expected useful life on a straight-line basis (See Note 2). During fiscal 2001, the Company purchased certain maintenance contracts from a third party, and recorded $0.1 million of goodwill, which is being amortized over the expected useful life on a straight-line basis. Amortization expense of $0.3 million, $0.2 million and $0.2 million was charged to operations in fiscal 2001, 2000 and 1999, respectively.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


LONG-LIVED ASSETS

The carrying value of long-term assets is periodically reviewed by management, and impairment losses, if any, are recognized when the expected non-discounted future operating cash flows derived from such assets are less than their carrying value, in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

SALES RECOGNITION

Sales are recorded upon shipment to customers. The Company's products are sold primarily to major computer system companies, full service system integrators, distributors and VARs in the computer and bar code industry and, accordingly, the majority of the Company's accounts receivable are concentrated among such customers. Sales returns and allowances are reflected as a reduction in sales and reflected in inventory at cost or expected net realizable value, whichever is lower. The Company has not experienced sales returns of a material amount. Products that are defective upon arrival are handled under the Company's warranty policy.

INCOME ON MAINTENANCE CONTRACTS

During the second quarter of fiscal 2001, the Company acquired a portfolio of domestic third-party maintenance contract agreements and assumed the responsibility for servicing these contracts. This arrangement replaced the manner in which maintenance contracts were serviced prior to the purchase. The Company now provides the point of customer contact and initial diagnostic services, and supplies the parts used for printer repairs. The Company has contracted with third parties to perform the on-site repair services. Revenue from the maintenance agreements is recognized on a straight-line basis over the period of the contract. Revenue recognized in fiscal 2001 for such contracts was $1.5 million. Deferred revenue related to these contracts at March 30, 2001, was $1.0 million included in Accrued Liabilities - Other and $0.1 million included in Deferred Revenue - Net of Current Portion.

During fiscal 2000 and 1999, the Company generated income on extended maintenance contract agreements through the sale of the service obligation to a third-party provider. The third-party provider was responsible for providing all repair parts and for the performance of all on-site maintenance services for the contract period. The income on such contracts was recognized fully in the period the contract was sold to the third-party provider as the Company assumed no further material obligation after the date of sale. Revenue generated from maintenance contracts was $1.1 million and $1.2 million during fiscal 2000 and 1999, respectively.

WARRANTY COSTS

The Company's financial statements reflect reserves for potential warranty claims based on the Company's claim experience. Estimated amounts for future warranty obligations are charged to cost of sales in the period in which the products are sold.

ENGINEERING AND DEVELOPMENT

Company-funded engineering and development costs are expensed as incurred. A substantial portion of the engineering and development expense is related to developing new products and making significant improvements to existing products or processes.

ADVERTISING

The Company expenses advertising costs, including promotional literature, brochures and trade shows as incurred. Advertising expense was $2.8 million, $2.4 million and $1.9 million for fiscal 2001, 2000 and 1999, respectively.

FOREIGN CURRENCY GAINS AND LOSSES

The United States dollar is the functional currency for all of the Company's foreign subsidiaries. Certain transactions are booked in various foreign currencies, which may result in transaction gains or losses when the transactions are completed. In addition, for these subsidiaries, the assets and liabilities have been remeasured at the end of the period exchange rates, except inventories and property, plant and equipment, which have been remeasured at historical rates. The statements of income have been remeasured at average rates of exchange for the period, except cost of sales and depreciation which have been remeasured at historical rates. Foreign currency transaction and remeasurement gains and losses are included in the income statement as Foreign currency gains (losses), net.

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

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


NET INCOME PER SHARE

Basic net income per share is computed using the weighted average number of shares of common stock outstanding during the period, and diluted net income per share is computed using the weighted average number of shares of common stock outstanding and potential shares outstanding during the period, if dilutive. The Company only has common stock. Net income per share data for each of the three fiscal years ended March 30, 2001, is as follows:

                                                           $ in thousands, except share and per share data
----------------------------------------------------------------------------------------------------------
                                                     MARCH 30, 2001      March 31, 2000     March 26, 1999
                                                     --------------      --------------     --------------
Net (loss) income                                     $    (1,335)        $    10,472        $    12,364
Basic weighted average shares outstanding               6,114,058           6,373,158          7,030,683
Basic net (loss) income per share                     $     (0.22)        $      1.64        $      1.76
Effect of dilutive securities:
     Basic weighted average shares outstanding          6,114,058           6,373,158          7,030,683
     Dilutive effect of stock options                          --             358,757            212,106
                                                      -----------         -----------        -----------
Dilutive weighted average shares outstanding            6,114,058           6,731,915          7,242,789
Diluted net (loss) income per share                   $     (0.22)        $      1.56        $      1.71
----------------------------------------------------------------------------------------------------------

Common stock equivalents are excluded from the calculation of income per share in loss years, as the impact is antidilutive. There were 17,557 common stock equivalents in fiscal 2001.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation issued to employees using the intrinsic value based method as prescribed by the Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation is the excess, if any, of the fair market value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. Compensation expense, if any, is recognized over the applicable service period, which is usually the vesting period (See Note 7). The Company provides additional pro forma disclosures as required under SFAS No. 123, "Accounting for Stock-Based Compensation" (See Note
7).

The Company adopted FASB Interpretation No. 44 on July 1, 2000. This Interpretation clarifies the definition of employees for purposes of applying APB No. 25, the accounting consequences of various modifications to previously awarded stock options and other items. The adoption did not have a material effect upon the Company's financial results.

FOREIGN CURRENCY HEDGING

In fiscal 2000, the Company implemented a foreign currency hedging program in order to mitigate currency rate fluctuation exposure related to foreign currency cash inflows. The Company entered into foreign currency forward exchange contracts with maturities from 30 to 180 days. All contracts are with a major financial institution. As of March 30, 2001, the Company had $1.1 million foreign currency forward exchange contracts outstanding. The Company does not use the contracts for speculative or trading purposes. Gains and losses under these contracts were immaterial for fiscal year 2001.

DIVIDENDS

The Company does not declare dividends as it intends to reinvest earnings in the Company.

THE EURO

On January 1, 2002, the Euro will become the sole lawful currency of each member state of the European Monetary Union. The Company is actively preparing for the conversion of all information systems software to the Euro. The conversion cost is not expected to be material. The adoption of the Euro is not expected to have a material impact on results of operations, financial position or liquidity.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts for previous fiscal years have been reclassified to conform with the fiscal year 2001 presentation.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


NEW PRONOUNCEMENTS

During fiscal 2001, the Company adopted SAB No. 101, "Revenue Recognition", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements. Adherence to this SAB did not have a material impact on the Company's financial statements.

In September 2000, the FASB's EITF released its discussion on EITF Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs." EITF No. 00-10 sets forth guidance on how a seller of goods should classify in the income statement (a) amounts billed to a customer for shipping and handling and (b) costs incurred for shipping and handling. The consensus guidance was adopted by the Company in the fourth quarter of fiscal year 2001, with no material impact on the Company's financial statements.

For fiscal 2002, the Company will be required to adopt SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS 133 was amended by SFAS No. 137 and SFAS No. 138. These standards require that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The adoption of these pronouncements is not expected to have a material impact on the Company's financial statements.

NOTE 2  ACQUISITIONS

In January 1998, the Company, through a 91.5% majority-owned subsidiary, acquired the assets, rights to the bar code verification business and the RJS name, and assumed certain liabilities, from Eltron by a cash payment of $2.9 million in a business combination accounted for as a purchase. RJS is primarily engaged in bar code verification products. The results of operations of RJS are included in the consolidated financial statements since the date of acquisition. The fair value of assets acquired exceeded the purchase price by $0.9 million based upon appraised values and the excess has been allocated to reduce the value of noncurrent assets acquired. The acquisition also resulted in a $1.2 million intangible asset (See Note 1). During fiscal 1999, the Company's ownership interest in RJS was reduced to 84.4%, which resulted from the issuance of additional shares of subsidiary stock and a gain of $0.1 million was recorded. In January 2001, the Company acquired the remaining outstanding shares of RJS in exchange for 45,424 shares of Printronix common stock. The transaction resulted in $0.1 million of goodwill, which is being amortized on a straight-line basis over the expected useful life.

NOTE 3  NEW CORPORATE FACILITY

In fiscal 1998, the Company purchased land in Irvine, California, for $8.1 million to build a new corporate facility. During the third quarter of fiscal 2000, the Company's new facility was completed and occupied with no interruption to business. The new facility consolidated into one complex, the corporate facility, research and development and U. S. manufacturing operations, which were previously housed in five separate buildings. During fiscal 2000, capital expenditures related to the construction of the building were $11.3 million. Expenditures for machinery and equipment related to the new facility were $0.4 million, and expenditures for furniture and fixtures related to the new facility were $4.8 million during fiscal 2000. Capital expenditures related to the construction of the building were $4.1 million in fiscal 1999.

NOTE 4  BANK BORROWINGS AND DEBT ARRANGEMENTS

On February 22, 1999, the Company entered into a line of credit agreement for $22.5 million with a United States bank. The line of credit agreement generally provided for interest at the prime rate, or LIBOR plus 1.375%, at the Company's discretion, contained certain standard financial and non-financial covenants, provided for an annual commitment fee of 0.375% of the unused portion of the line, and was renewable in September 2002. At the end of fiscal 1999, there were no cash borrowings against this line of credit. At the end of fiscal 2000, there was a balance of $13.5 million borrowed against this line of credit to fund the construction of the new corporate facility in Irvine.

On May 1, 2000, the Company increased its credit facility with the same United States bank to $27.5 million from $22.5 million. The $27.5 million consists of a $17.5 million seven-year note secured by the Company's new Irvine facility and a $10.0 million three-year unsecured line of credit. Interest on the note is at variable rates based on LIBOR rates plus 1.250%, and is reset not more than annually at the Company's discretion. The interest rate on the note was 8.0% as of March 30, 2001. Interest on the line of credit is set at the prime rate, or LIBOR plus 1.0%, at the Company's discretion. The line of credit agreement contains certain standard financial and non-financial covenants, provides for an annual commitment fee of 0.375% of the unused portion of the line, and is renewable on May 1, 2003. The Company ended fiscal year 2001 with long-term debt of $16.3 million on the note. Short-term debt at the end of fiscal year 2001 was $4.2 million, which included borrowings of $3.5 million against the line of credit and $0.7 million repayment on the note due within one year. Repayment of the note is as follows: $0.7 million each year for fiscal years 2002 through 2006, and $13.5 million thereafter. Subsequent to year end, the Company repaid the line of credit borrowings as scheduled and on June 15, 2001 cancelled its $10.0 million unsecured line of credit (See Note 11).

At March 30, 2001, one of the Company's foreign subsidiaries maintained unsecured lines of credit for $2.6 million with foreign banks, which include a standby Letter of Credit of $1.8 million. These credit facilities are subject to parent company guarantees, require payment of certain loan fees, and provide for interest at approximately 0.75% to 1.0% above the bank's cost of raising capital. During fiscal years 2001, 2000 and 1999, there were no cash borrowings against these lines of credit.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


On June 26, 2000, the Company entered into a $1.0 million credit agreement with a major foreign bank to support the Company's hedging activities. In the event that the Company is unable to provide the funds to execute any forward currency contract, this credit agreement is available to fund the contract execution. The agreement automatically renews annually, subject to certain compliance requirements. There are no annual fees under this agreement if no amounts are borrowed. Any borrowings under this agreement would be subject to interest rates available at that time. During fiscal 2001, no amount was borrowed under this credit agreement.

During fiscal 2001, the weighted average interest rates on the note and the lines of credit were 8.2% and 7.9%, respectively. Total interest expense for fiscal 2001 was $1.3 million for the note and $0.4 million for the lines of credit. During fiscal 2000, the weighted average interest rate on borrowings was 7.9%. The total interest expense on the lines of credit for fiscal 2000 was $0.3 million.

In fiscal year 1999, the Company had no outstanding debt.

NOTE 5   401(k) SAVINGS, PROFIT-SHARING AND BONUS PLANS

Effective January 1, 1985, the Company adopted a 401(k) Savings and Investment Plan (the "401(k) Plan"), for all eligible employees, which is designed to be tax deferred in accordance with the provisions of Section 401(k) of the Internal Revenue Code. All United States employees (including officers, but not outside directors) may contribute from 1% to 17% of compensation per week (subject to certain limitations) on a tax-free basis through a "salary reduction" arrangement. The Company matches employee contributions up to a maximum of 3% of salary, or $2,000 per year, whichever is less. Employee contributions are always 100% vested. All Company contributions become fully vested after four full years of employment. Company contributions to the 401(k) Plan were $0.7 million for fiscal 2001 and 2000, and $0.5 million for fiscal 1999.

The Company also maintains a discretionary worldwide profit-sharing plan for qualified employees. Employees who have been with the Company for 90 days of continuous service are eligible to participate in the profit-sharing plan. The Company allocates a percentage of pre-tax profit to a profit-sharing pool, which is then distributed to employees pro rata based on quarterly salary. In addition, certain executives are eligible to participate in a bonus plan, which is contingent upon achieving specific operating performance targets established by the Board of Directors. There were no contributions to these plans in fiscal 2001. Company contributions to these plans were $3.2 million for fiscal 2000, and $3.0 million for fiscal 1999.

NOTE 6  RESTRUCTURING CHARGES

In fiscal year 2001, the Company recorded charges of $1.8 million ($0.9 million net of tax or $0.16 per diluted share) to provide for the restructuring of certain line matrix, thermal and verifier manufacturing and support operations. The restructuring charges discussed below are part of the Company's continuing efforts to reduce production costs and improve manufacturing efficiencies worldwide. The restructuring was initiated to reduce production costs by relocating certain line matrix and thermal manufacturing processes to the Company's Singapore plant and by consolidating the manufacture of critical line matrix components into the Irvine facility. In addition, configuration activities for printers for the domestic market were consolidated into the Irvine facility from the Memphis facility, and the RJS operations were relocated to the Irvine facility. The RJS relocation is part of the Company's accelerating and expanding development of its scanner/verifier technology, and capitalizes on total engineering and technical resources within the Company. The restructuring plan included the planned elimination of approximately 50 line matrix positions, mostly manufacturing and administrative support personnel in the Irvine and Memphis facilities, 18 thermal positions, mostly manufacturing personnel in the Irvine facilities, and nine RJS manufacturing and administrative support personnel.

Charges of $1.0 million related to the restructuring of the line matrix printers. Of this amount, $0.6 related to fixed assets that were written down in accordance with SFAS 121 as a result of the Company's plan to dispose of duplicate equipment. An additional $0.2 million related to employee costs and $0.2 million related to other liabilities, mostly vendor and lease related expenses. As part of the line matrix restructuring, 52 positions were eliminated, compared with the planned 50 positions, mostly in manufacturing and administrative support functions.

The Company also recorded restructuring charges of $0.2 million, mostly employee severance and other liability costs, related to the relocation of certain thermal manufacturing operations to the Company's Singapore plant. As part of the thermal restructuring, 11 positions were eliminated, compared with the planned 18 positions, mostly manufacturing and administrative support personnel.

The Company relocated RJS from its former location in Santa Fe Springs, California, to the Irvine, California facility and recorded restructuring charges. The restructuring charges consisted of $0.3 million related to employee severance, fixed asset disposals and other liability costs and included the elimination of nine positions, as planned, mostly manufacturing and administrative support personnel.

The $1.8 million of restructuring charges also included period costs of $0.3 million relating to the line matrix and thermal restructuring, mostly for equipment transportation expenses and freight for inventory transfers.

The Company expects to realize the benefits of the restructuring through higher gross margins due to lower product costs, mainly as a result of lower material costs, lower labor and depreciation expenses. The Company began to realize the benefits of the restructuring in the fourth quarter of fiscal 2001.

During the fourth quarter of fiscal 2001, the Company essentially completed all previously announced restructuring activities. The Company believes the remaining restructuring accrual is adequate to cover expected future cash payments related to these activities.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


The non-cash component of the above restructuring charges was not significant. Remaining charges will be covered by funds from operations.

The remaining restructuring accrual is included partly in Other Accrued Liabilities and partly as an offset against Property, Plant and Equipment (PP&E). Restructuring charges and utilization as of March 30, 2001, are summarized as follows:

                                                                                                              $ in thousands
----------------------------------------------------------------------------------------------------------------------------
                                                                                                                Remaining
                                                                                                                 Accrued
                                                                                                 Amounts       Restructuring
                                                                                 Charges        Utilized          Costs
                                                                                --------        --------       -------------
Write-down and disposal of fixed assets, included as offset against PP&E        $    675        $   (476)        $    199
Employee severance                                                                   309            (309)              --
Other liabilities for vendor and lease-related expenses                              516            (239)             277
                                                                                --------        --------         --------
Total restructuring accrual                                                     $  1,500        $ (1,024)        $    476
                                                                                ========        ========         ========
Period costs for additional restructuring expenses incurred
   during the fiscal year                                                            268
                                                                                --------

Total restructuring charges                                                     $  1,768
                                                                                ========
----------------------------------------------------------------------------------------------------------------------------

NOTE 7  STOCK INCENTIVE PLAN AND COMMON SHARE PURCHASE RIGHTS

STOCK INCENTIVE PLAN

The Company has one stock incentive plan under which options may be granted to purchase shares of its common stock. A total of 2,125,000 shares is authorized for issuance under this plan.

Options under the plan are generally granted at prices not less than the fair market value of the common stock on the date of grant and can become exercisable in installments at dates ranging from one to ten years from the date of grant, as determined by the Stock Option Committee of the Board of Directors. Generally, outstanding options become exercisable at the rate of 25% per year, and expire between five to ten years from the date of grant.

The following is a summary of the transactions, including restricted stock, as discussed below, relating to the plan for each of the three fiscal years ended March 30, 2001.

                                                       MARCH 30, 2001               March 31, 2000               March 26, 1999
                                                  ------------------------     ------------------------     ------------------------
                                                                  WEIGHTED                     Weighted                     Weighted
                                                                  AVERAGE                       Average                     Average
                                                                  EXERCISE                     Exercise                     Exercise
COMMON STOCK OPTIONS AND RESTRICTED STOCK           SHARES         PRICE         Shares         Price         Shares         Price
                                                  ----------      --------     ----------      --------     ----------      --------
Beginning, outstanding                               984,775      $  12.30        973,405      $  11.66        883,046      $  10.35
Granted                                              752,604          7.43        288,500         12.76        306,625         11.44
Exercised                                            (16,830)        12.63       (256,493)        10.40       (199,465)         5.42
Cancelled                                           (234,873)        11.52        (20,637)        11.85        (16,801)        12.79
                                                  ----------      --------     ----------      --------     ----------      --------
Ending, outstanding                                1,485,676      $   9.96        984,775      $  12.30        973,405      $  11.66
                                                  ==========      --------     ==========      --------     ==========      --------
Options exercisable                                  378,471                      380,508                      413,549
                                                  ==========                   ==========                   ==========
Weighted average fair value of options granted                    $   3.14                     $   5.53                     $   4.62

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


No shares remain available to grant as of March 30, 2001 (See Note 11).

A detail of options outstanding and exercisable as of March 30, 2001, is presented below:

--------------------------------------------------------------------------------------------------------------------

                                         OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
-----------------------------------------------------------------------------      ---------------------------------
                                               Weighted
                                              Remaining
     Range of               Number           Contractual     Weighted Average        Number        Weighted Average
Exercise Prices           Outstanding       Life in Years     Exercise Price       Exercisable      Exercise Price
----------------          -----------       -------------    ----------------      -----------     -----------------
 $5.38 - $8.50               465,000              9.43            $ 5.51                   --            $   --
  8.63 - 10.63               269,912              4.09             10.45                5,400             10.63
 11.00 - 11.88               426,413              2.73             11.22              158,653             11.18
 12.00 - 22.38               324,351              1.79             14.27              214,418             13.74
--------------             ---------            ------            ------            ---------            ------
$5.38 - $22.38             1,485,676              4.87            $ 9.96              378,471            $12.62
==============             =========            ======            ======            =========            ======

--------------------------------------------------------------------------------------------------------------------


Had compensation cost for these plans been determined consistent with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net (loss) income and diluted net (loss) income per share would have been the pro forma amounts as presented below for each of the three fiscal years ended March 30, 2001:

                                                                   $ in thousands, except per share data
--------------------------------------------------------------------------------------------------------
                                                     MARCH 30, 2001     March 31, 2000    March 26, 1999
                                                     --------------     --------------    --------------
Net (loss) income as reported                          $   (1,335)        $   10,472        $   12,364
Pro forma                                              $   (1,968)        $    9,028        $    9,660
Diluted net (loss) income per share as reported        $    (0.22)        $     1.56        $     1.71
Pro forma                                              $    (0.32)        $     1.34        $     1.33
--------------------------------------------------------------------------------------------------------

The fair value of each option granted to employees and directors is estimated using the Black-Scholes option-pricing model on the date of grant using the following assumptions: no dividend yield, average volatility of 59%, 45% and 51% for fiscal 2001, 2000 and 1999, respectively, weighted average risk-free interest rate of approximately 4.9%, 6.0% and 4.8% for fiscal 2001, 2000 and 1999, respectively, and an average expected life of 2.9, 3.8 and 3.3 years for fiscal 2001, 2000 and 1999, respectively.

Under the 1994 Stock Incentive Plan ("the Plan"), grants of restricted stock can be made at any price. During fiscal 1998 and 1999, respectively, 236,000 shares and 30,000 shares were issued under the Plan. The shares issued under the Plan are subject to certain repurchase agreements if certain annual performance criteria are not met. The options lapse over an extended period not exceeding two years beginning in fiscal 1999. The excess of the fair market value on the date of vesting over the purchase price is charged to operations as compensation expense as the restrictions lapse. As discussed in Note 1 above, the Company accounts for the above plans under APB No. 25. In fiscal 1999, 266,000 shares, or 100%, of the issued shares vested, with $0.3 million charged to operations.

Effective March 26, 1999, the Company and various of its employees and directors who had purchased restricted stock entered into agreements amending the prior purchase agreements and related promissory notes. Among other things, pursuant to the amendment the shares previously purchased are no longer subject to a right of repurchase by the Company and, by virtue of a no-prepayment provision in the amended promissory note coupled with a pledge of the shares to secure payment of the note, sale of the shares is precluded for a period of at least two years from the amendment date. Effective April 2, 2001, the Company and various of its employees and directors who had purchased restricted stock again amended the purchase agreements and promissory notes to extend the term to April 2, 2003, and to stop the accrual of interest. The shares remain pledged to secure payment of the notes (See Note 11).

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


COMMON SHARE PURCHASE RIGHTS

On March 16, 1989, the Company declared a dividend payable on April 4, 1989, of 10,311,603 Common Share Purchase Rights.

Each right, when exercisable, entitles a stockholder to buy one share of the Company's common stock at an exercise price of $15.55, subject to adjustment. The rights become exercisable ten days after certain persons or groups announce acquisition of 20% or more, or announce an offer for 30% or more, of the Company's common stock. The rights are nonvoting, expire in ten years and may be redeemed prior to becoming exercisable. In the event that the Company is acquired in a merger or other business combination, each outstanding right would entitle a holder to purchase, at the current exercise price, that number of shares of common stock of the surviving company having a market value equal to two times the exercise price of the right. Prior to expiration of the rights, the plan under which the rights were granted was amended to, among other things, extend the plan for an additional ten years and change the exercise price to $70.00. The foregoing is a general description only and is subject to the detailed terms and conditions set forth in the Amended and Restated Rights Agreement, dated as of April 4, 1999, between the Company and ChaseMellon Shareholder Services, LLC, now Mellon Investor Services LLC.

NOTE 8  INCOME TAXES

(BENEFIT) PROVISION FOR INCOME TAXES

The (benefit) provision for income taxes for each of the three fiscal years ended March 30, 2001 consists of the following:

                                                                   $ in thousands
---------------------------------------------------------------------------------
                                 MARCH 30, 2001   March 31, 2000   March 26, 1999
                                 --------------   --------------   --------------
Current (benefit) provision:
   Federal                          $ (1,589)        $  6,836         $  2,549
   State                                   8              563              641
   Foreign                               170              380              464
Deferred (benefit) provision             178           (2,620)            (576)
                                    --------         --------         --------
Total                               $ (1,233)        $  5,159         $  3,078
                                    ========         ========         ========

---------------------------------------------------------------------------------

COMPONENTS OF (LOSS) INCOME BEFORE TAXES

The components of (loss) income before taxes for each of the three fiscal years ended March 30, 2001 consists of the following:

                                                                  $ in thousands
--------------------------------------------------------------------------------
                                 MARCH 30, 2001   March 31, 2000  March 26, 1999
                                 --------------   --------------  --------------
United States                       $ (5,112)        $ 11,329        $  8,211
Foreign                                2,544            4,302           7,231
                                    --------         --------        --------
Total                               $ (2,568)        $ 15,631        $ 15,442
                                    ========         ========        ========

--------------------------------------------------------------------------------

Amounts for tax (benefit) provision and components of (loss) income before taxes shown in the two tables above are classified based on location of the taxing authority and not on geographic region.

DEFERRED INCOME TAX PROVISION (BENEFIT)
The deferred income tax provision (benefit) for each of the three fiscal years ended March 30, 2001 consists of the following:

                                                                                                                  $ in thousands
--------------------------------------------------------------------------------------------------------------------------------
                                                                                MARCH 30, 2001   March 31, 2000   March 26, 1999
                                                                                --------------   --------------   --------------
Capitalized research and development                                               $     30         $     30         $    (84)
Tax depreciation under (over) depreciation for financial reporting purposes             903              563             (306)
Inventory costs capitalized for tax and expensed for financial reporting               (223)             129             (430)
Decrease (increase) in liability reserves                                               323             (770)            (229)
Utilization of net operating losses and credits                                        (135)           1,632            2,424
Credit carryforwards                                                                   (720)             519             (147)
Valuation reserve                                                                        --           (4,723)          (1,804)
                                                                                   --------         --------         --------
Total                                                                              $    178         $ (2,620)        $   (576)
                                                                                   ========         ========         ========

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


Deferred income taxes are not provided on the undistributed earnings (which totaled approximately $38.3 million as of March 30, 2001) of the Company's foreign subsidiaries as the Company intends to reinvest these earnings indefinitely outside of the United States. Deferred income taxes result from differences in the timing of reporting income and expenses for financial statement and income tax reporting purposes.

DEFERRED INCOME TAX ASSET AND LIABILITIES

The deferred income tax asset and liabilities as of March 30, 2001 and March 31, 2000 consist of the following:

                                                                                               $ in thousands
-------------------------------------------------------------------------------------------------------------
                                                                             MARCH 30, 2001    March 31, 2000
                                                                             --------------    --------------
Capitalized research and development                                            $    332          $    362
Inventory costs capitalized for tax and expensed for financial reporting           1,190               967
Liability reserves                                                                 2,108             2,431
Net operating loss carryforward                                                      135                --
Credit carryforwards                                                                 820               100
                                                                                --------          --------
Gross deferred tax asset                                                           4,585             3,860
Valuation reserve                                                                     --                --
                                                                                --------          --------
Deferred income tax asset                                                       $  4,585          $  3,860
                                                                                ========          ========

Deferred income tax liabilities - tax depreciation over depreciation
  for financial reporting purposes                                              $  1,042          $    139
                                                                                ========          ========

RECONCILIATION OF EFFECTIVE TAX RATE TO STATUTORY FEDERAL TAX RATE OF 35%

Reconciliation of the effective tax rate to the statutory federal tax rate for the three fiscal years ended March 30, 2001 consists of the following:

                                                                                                              $ in thousands
----------------------------------------------------------------------------------------------------------------------------
                                  MARCH 30, 2001         %        March 31, 2000         %        March 26, 1999         %
                                  --------------------------      --------------------------      --------------------------
(Benefit) provision computed
  at statutory rates                 $   (899)         (35.0)        $  5,471           35.0         $  5,395           35.0
State income tax provision,
  net of Federal tax benefit                5            0.2              359            2.3              298            1.9
Difference in effective
  foreign tax rates                      (719)         (28.0)          (1,126)          (7.2)          (2,067)         (13.4)
Other                                     380           14.8              455            2.9             (548)          (3.5)
                                     --------         ------         --------         ------         --------         ------
Total tax (benefit) provision        $ (1,233)         (48.0)        $  5,159           33.0         $  3,078           20.0
                                     ========         ======         ========         ======         ========         ======
----------------------------------------------------------------------------------------------------------------------------

The Company has a favorable pioneer tax status in Singapore for income generated from the manufacture of the Printronix P5000 Series line matrix products. The pioneer status started in April 1996, lasts for a duration of five years, and is automatically extendible to eight years. The pioneer status mandates that the Company meet certain requirements, including meeting specific levels of capital investment and engineering headcount. Earnings generated there are exempt from tax liability through 2001, automatically extendible to 2004. The aggregate dollar effect of the pioneer status was to reduce foreign taxes by $0.6 million, $0.9 million and $1.4 million for fiscal 2001, 2000 and 1999, respectively. The diluted net income per share effect of this pioneer status was 9 cents, 13 cents and 19 cents for fiscal 2001, 2000 and 1999, respectively.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


NOTE 9  SEGMENT AND CUSTOMER DATA

Printronix operates in one industry segment - the design, manufacture and marketing of medium and high speed printers for business and industrial applications. Geographic segment data based upon the principal location of the Company's operations for each of the three fiscal years ended March 30, 2001, is as follows:

                                                           Europe, Middle
                                            The Americas   East & Africa     Asia Pacific   Eliminations   Consolidated
                                            ------------   --------------   --------------  ------------   ------------
MARCH 30, 2001
Revenues:
   Net sales                                  $ 105,528      $  36,280        $  16,283      $      --      $ 158,091
   Transfers between geographic locations        14,518            643           39,790        (54,951)            --
                                              ---------      ---------        ---------      ---------      ---------
                                              $ 120,046      $  36,923        $  56,073      $ (54,951)     $ 158,091

(Loss) income from operations                 $  (2,394)     $     461        $       6      $      --      $  (1,927)
Identifiable assets                           $  72,119      $  11,041        $  25,220      $      --      $ 108,380

MARCH 31, 2000
Revenues:
   Net sales                                  $ 130,759      $  40,214        $  19,267      $      --      $ 190,240
   Transfers between geographic locations         8,723            854           35,077        (44,654)            --
                                              ---------      ---------        ---------      ---------      ---------
                                              $ 139,482      $  41,068        $  54,344      $ (44,654)     $ 190,240

Income from operations                        $   8,456      $   5,281        $   1,622      $      --      $  15,359
Identifiable assets                           $  70,830      $  10,373        $  30,357      $      --      $ 111,560

MARCH 26, 1999
Revenues:
   Net sales                                  $ 126,439      $  39,372        $  13,891      $      --      $ 179,702
   Transfers between geographic locations         8,636          1,287           36,584        (46,507)            --
                                              ---------      ---------        ---------      ---------      ---------
                                              $ 135,075      $  40,659        $  50,475      $ (46,507)     $ 179,702

Income from operations                        $   9,363      $   4,145        $     980      $      --      $  14,488
Identifiable assets                           $  50,568      $  11,039        $  27,259      $      --      $  88,866

Geographic information is based upon the principal location of the Company's operations and not necessarily on the location of the customers. Transfers between geographic locations are billed at manufacturing costs plus a margin representing a reasonable rate of return for activities performed. Certain operating expenses have been redistributed among geographic regions to reflect a reasonable allocation of operating expenses which support worldwide operations. The Americas' sales included export sales of approximately $16.8 million, $25.9 million and $26.2 million for fiscal 2001, 2000 and 1999, respectively. Export sales are principally to Europe, Canada and Latin America for fiscal 2001, and to Europe, Canada and Asia for fiscal 2000 and fiscal 1999. Sales based on the location of the customers were as follows for fiscal 2001, 2000 and 1999, respectively: The Americas - $93.0 million, $109.5 million and $105.2 million; EMEA - $49.8 million, $62.9 million and $61.5 million; and Asia Pacific - $15.3 million, $17.8 million and $13.0 million. In fiscal 2001, 2000 and 1999, the Company had two customers, each of which represented a significant percentage of consolidated net sales. Sales to the largest customer, IBM, represented 26.1% of net sales for fiscal 2001, 30.0% of net sales for fiscal 2000 and 29.8% for fiscal 1999. Sales to the second largest customer represented 8.5%, 7.6% and 8.7% of net sales for fiscal 2001, 2000 and 1999, respectively. Sales to the top ten customers represent 54.7%, 57.0% and 58.6% of revenues for fiscal 2001, fiscal 2000 and fiscal 1999, respectively. A significant decline in sales to any of these customers or channel could have an adverse effect on the Company's financial results.

NOTE 10  COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company conducts its foreign operations, Memphis operations and U.S. sales offices using leased facilities under non-cancelable operating leases which expire at various dates from fiscal 2002 through fiscal 2006 except for the land lease for the Company's building in Singapore which expires in fiscal 2026. During fiscal 2001, RJS moved from its former leased facilities to the Irvine facility.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


The following is a summary of rental expense for non-cancelable building and equipment operating leases incurred for each of the three fiscal years, ended March 30, 2001:

                                                                  $ in thousands
--------------------------------------------------------------------------------
                              MARCH 30, 2001    March 31, 2000    March 26, 1999
                              --------------    --------------    --------------
Rental expense                   $  1,662          $  2,189          $  3,048

--------------------------------------------------------------------------------

The minimum rental commitments required under existing non-cancelable operating leases as of March 30, 2001, for the subsequent fiscal years, are as follows:

                                                                 $ in thousands
-------------------------------------------------------------------------------
       2002       2003       2004       2005       2006    Thereafter    Total
      ------     ------     ------     ------     ------   ----------   -------
      $1,399     $  726     $  400     $  297     $  133     $3,815     $6,770
-------------------------------------------------------------------------------

The minimum rental commitment for the land located at the Singapore manufacturing facility represents $4.4 million of the above $6.8 million commitment under non-cancelable operating leases.

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

Presently, the Board continues to investigate the source of the VOCs and there are currently no further orders outstanding against the Company. As of March 30, 2001 and March 31, 2000, the Company has reserved $0.2 million which is a reasonable estimate to cover further legal fees or any additional expenses related to environmental tests which could be requested by the Board at either site. To date, the Company has incurred only minimal expense in its initial response to the Board's request for information and for environmental testing.

The Company is convinced it bears no responsibility for any contamination at the sites and intends to vigorously defend any action which might be brought against it with respect thereto. Furthermore, the Company believes that it has adequately accrued for any future expenditures in connection with environmental matters and that such expenditures will not have a material adverse effect on its financial condition or results of operations.

LEGAL MATTERS

The Company is involved in various claims and legal matters in the ordinary course of business. The Company does not believe that these matters will have a material adverse effect on the Company's consolidated financial statements.

OTHER CURRENT LIABILITIES

Other current liabilities include reserves for potential tax issues.

NOTE 11   SUBSEQUENT EVENTS

Effective April 2, 2001, the Company and various of its employees and directors who had purchased restricted stock again amended the purchase agreements and promissory notes to extend the term to April 2, 2003, and to stop the accrual of interest. The shares remain pledged to secure payment of the notes.

On June 6, 2001, the Board of Directors approved an increase of 500,000 in the number of shares available for award under the 1994 Stock Incentive Plan subject to the approval of the Company's stockholders to be sought at the 2001 Annual Meeting of Stockholders.

Effective June 15, 2001, the Company cancelled the $10.0 million unsecured line of credit it had with a United States bank. The Company believes that its internally-generated funds will adequately provide for working capital requirements, capital expenditures and engineering and development needs through fiscal year 2002.

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders of Printronix, Inc.:

We have audited the accompanying consolidated balance sheets of Printronix, Inc. (a Delaware corporation) and subsidiaries as of March 30, 2001 and March 31, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Printronix, Inc. and subsidiaries as of March 30, 2001 and March 31, 2000, and the results of their operations and their cash flows for each of the three years in the period ended March 30, 2001 in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP
Orange County, California
April 27, 2001 (except with respect to
the matters discussed in Note 11, as to
which the date is June 15, 2001).

PRINTRONIX, INC. AND SUBSIDIARIES                             2001 ANNUAL REPORT


CORPORATE INFORMATION

BOARD OF DIRECTORS                           CORPORATE OFFICERS                             GORDON B. BARRUS
                                                                                            Vice President,
BRUCE T. COLEMAN(*)                          ROBERT A. KLEIST                               Advanced Development
Chief Executive Officer,                     President and
El Salto Advisors                            Chief Executive Officer                        CLAUS HINGE
(Advice & interim CEO services)                                                             Vice President,
                                             THEODORE A. CHAPMAN                            European Sales & Marketing
JOHN R. DOUGERY(*)                           Senior Vice President,
Dougery Ventures                             Engineering and Chief Technical Officer        MICHAEL K. JACOBS
(Venture capital investments)                                                               Vice President,
                                             C. VICTOR FITZSIMMONS                          U.S. Sales
CHRIS WHITNEY HALLIWELL                      Senior Vice President,
Principal, Chris Halliwell                   Worldwide Manufacturing                        PHILIP LOW
Technology Consulting                                                                       Vice President,
(Marketing consulting)                       RALPH GABAI                                    Asia Operations
                                             Senior Vice President,
ERWIN A. KELEN(*)                            Sales & Marketing                              JULI A. MATHEWS
President, Kelen Ventures                                                                   Vice President,
(Venture investments)                        GEORGE L. HARWOOD                              Human Resources and
                                             Senior Vice President,                         Assistant Corporate Secretary
ROBERT A. KLEIST                             Finance & IS,
President and Chief Executive                Chief Financial Officer and
Officer, Printronix, Inc.                    Corporate Secretary

(*) Member of the Audit Committee

CORPORATE DIRECTORY

PRINTRONIX CORPORATE OFFICES                 REGISTRAR AND TRANSFER AGENT                   CORPORATE AND INVESTOR INFORMATION
14600 Myford Road                            Mellon Investor Services LLC                   A copy of Printronix's annual report
P.O. Box 19559                               P.O. Box 3315                                  on Form 10-K filed with the Securities
Irvine, California 92623-9559                South Hackensack, New Jersey 07660             and Exchange Commission (SEC) will
Tel:  (714) 368-2300                         Tel:  (800) 356-2017 U.S.                      be furnished without charge to any
Fax:  (714) 368-2600                         Tel:  (201) 329-8660 International             stockholder by contacting the Investor
www.printronix.com                           TDD:  (800) 231-5469 Hearing Impaired          Relations Department at the Printronix
                                             www.melloninvestor.com                         Corporate Office.
LEGAL COUNSEL
Kirshman, Harris & Branton                   ANNUAL MEETING
A Professional Corporation,                  Annual Meeting will be held at
General Counsel                              9:00 a.m., August 22, 2001, at
315 S. Beverly Drive, Suite 315              Printronix Corporate Offices,
Beverly Hills, California 90212              located at 14600 Myford Road,
Tel:  (310) 277-2323                         Irvine, California.

INDEPENDENT AUDITORS                         PRINTRONIX COMMON STOCK
Arthur Andersen LLP                          Printronix shares are traded on
18201 Von Karman Avenue, Suite 800           The Nasdaq Stock Market(R) under
Irvine, California 92612                     the stock symbol PTNX.
Tel:  (949) 757-3100
                                             STOCKHOLDERS
                                             As of March 30, 2001, there were
                                             1,870 holders of record of the
                                             Company's Common Stock.
